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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on September 3, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Aesthetic Medical International Holdings Group Limited
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052
Telephone: +86 (755) 2559 8065
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Puglisi & Associates
850 Library Ave., Suite 204
Newark, DE 19711
Telephone: (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ke Geng, Esq. O'Melveny & Myers Yin Tai Center, 37th Floor No. 2 Jianguomenwai Ave Chao Yang District Beijing, China 100022 Telephone: +86 (10) 6563 4200	Ke Zhu, Esq. Li Han, Esq. O'Melveny & Myers LLP 31/F, AIA Central 1 Connaught Road, Central Hong Kong +852 3512 2300	Michael Benjamin, Esq. Ian Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 Telephone: +1 (212) 906 1311	Benjamin Su, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Telephone: +852 2912 2728

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

           Emerging growth company ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee

Ordinary Shares, par value $0.001 per share(1)	$	$

(1)
American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents            ordinary shares.

(2)
Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the ordinary shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters upon the exercise of the underwriters' option to purchase additional shares.

(3)
Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion
Preliminary prospectus dated                    , 2019

Prospectus

Aesthetic Medical International Holdings Group Limited

American depositary shares
Representing                ordinary shares

        We are offering            American depositary shares, or ADSs. Each ADS represents            ordinary shares.

        This is our initial public offering, and no public market currently exists for the ADSs or our ordinary shares.

        We expect the initial public offering price to be between $            and $            per ADS. We intend to apply to list the ADSs on the Nasdaq Global Market under the symbol "AIH."

        We are an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as a result, are subject to reduced public company reporting requirements. See "Prospectus summary—Implications of being an emerging growth company."

        Following the completion of this offering, we will be a "controlled company" as defined under the Nasdaq Stock Market Rules because our chief executive officer, Dr. Zhou Pengwu, jointly with his spouse, Ms. Ding Wenting, will beneficially own more than 50% of the voting power for the election of directors of our company.

        Investing in the ADSs involves risks that are described in the "Risk factors" section beginning on page 15 of this prospectus.

	Per ADS	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Aesthetic Medical International Holdings Group Limited before expenses	$	$

(1)
See "Underwriting" for a detailed description of compensation payable to the underwriters.

        To the extent that the underwriters sell more than            ADSs, the underwriters have the option to purchase up to an aggregate of            additional ADSs from us at the initial public offering price less the underwriting discounts and commissions within 30 days after the date of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the ADSs against payment in New York, New York to the purchasers on or about                , 2019.

Cantor	Haitong International

The date of this prospectus is                , 2019

[Page intentionally left blank for graphics]

        We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. The information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

        Neither we nor the underwriters have taken any action that would permit a public offering of the ADSs outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

        Through and including                        , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 Prospectus Summary

        This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our ADSs, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially "Risk Factors," "Selected Consolidated Financial Data," and the financial statements and the related notes appearing elsewhere in this prospectus, before deciding to buy the ADSs. This prospectus contains certain estimates and information from the industry report commissioned by us and prepared by Frost & Sullivan. Unless the context requires otherwise, references in this prospectus to "our company," "we," "us" and "our" refer to Aesthetic Medical International Holdings Group Limited and its consolidated subsidiaries.

Our Mission

        Our mission is to deliver our customers the highest quality aesthetic medical services. We plan to achieve the mission by maintaining and strengthening our leading market position and brand in the aesthetic medical treatment market in China and by growing our presence globally.

Our Business

        We are a leading provider of aesthetic medical services in China. Leveraging over 20 years of clinical experience, we provide a one-stop aesthetic service offering, including (i) surgical treatments, such as eye surgery, rhinoplasty, breast augmentation and liposuction, (ii) non-surgical treatments, which comprise minimally invasive treatments and energy-based treatments such as laser, ultrasound and ultraviolet light treatments, and (iii) other aesthetic services such as cosmetic dentistry, as well as general medical services. According to Frost & Sullivan, we are the third-largest private aesthetic medical services provider in China based on revenue in 2018. The total aesthetic medical services market in China, which includes both public and private service providers, grew at a compound annual growth rate, or CAGR, of 23.6%, from RMB52.1 billion in 2014 to RMB121.7 billion in 2018 and is expected to grow to RMB360.1 billion in 2023, representing a CAGR of 24.2% from 2018 to 2023, according to Frost & Sullivan. The market size for private aesthetic medical service providers in China grew at a CAGR of 25.5% from RMB40.0 billion in 2014 to RMB99.2 billion in 2018 and is expected to grow to RMB316.6 billion in 2023, representing a CAGR of 26.1% from 2018 to 2023. In 2018, China was the second-largest market for aesthetic medical services based on revenue, with the global market for aesthetic medical services totaling US$136.2 billion (RMB935.0 billion), according to Frost & Sullivan. As one of the market leaders in China, we believe we are well-positioned to benefit from the favorable tailwinds, including the growing social acceptance of aesthetic medical services.

        We generate our revenue primarily from providing aesthetic treatments. In the six months ended June 30, 2019, we generated 40.1%, 51.2% and 8.7% of our revenue from providing surgical aesthetic treatments, non-surgical aesthetic treatments, and general healthcare and other aesthetic services, respectively, as compared with 41.2%, 49.1% and 9.7% for the year ended December 31, 2018. The majority of our revenue came from out-of-pocket payments by our customers, who pay in advance for treatments.

        We have grown our network significantly since we commenced operations in 1997. As of the date of this prospectus, we have a strategically established network comprising 21 aesthetic medical treatment centers (including 19 wholly or majority owned centers). Our treatment centers spread across 15 cities in mainland China, Hong Kong and Singapore. As we continue to expand our network, one of our core business strategies is to develop our "flagship" medical institutions, which are typically large-scale full-service treatment centers that contribute a significant proportion of our revenue and are staffed with our most experienced doctors. We believe that developing flagship medical institutions will not only improve brand awareness in the surrounding area, but also enable us to provide high-end as well as specialized or complex medical services to customers referred from smaller-scale treatment centers within our network. We currently have three flagship medical institutions—Pengcheng Hospital, Shenzhen Pengai and Chongqing Pengai. Our scalable business model is built on our highly standardized operating procedures across a centralized network, which we believe has allowed us to quickly and successfully expand our network. We intend to continue to expand our network into new cities throughout China and selected global markets through organic growth as well as strategic acquisitions.

        The map below illustrates geographical coverage of our network of treatment centers.

        Since our inception, we have been committed to delivering high quality services to our customers. As of June 30, 2019, we had 567 medical staff, including 203 doctors. Our doctors have rich experience in providing both surgical and non-surgical aesthetic medical services, with an average industry experience of approximately ten years. We believe our team of highly qualified and experienced medical professionals, as well as our stringent safety control, have underpinned our strong reputation as we continue to attract and retain customers and receive industry recognition for our high quality services. We have received a number of high-profile awards, including "The most prestigious aesthetic medical services beauty brand in 2016" by the Tencent Network and "The aesthetic medical services brand of technological innovation in 2016" by Hong Kong WenWeiPo newspapers.

        Our active customer base, defined as customers who have received at least one procedure from us in the relevant year, has increased from 108,291 in 2016 to 128,892 in 2017 and further to 178,657 in 2018, and from 85,635 in the six months ended June 30, 2018 to 100,048 in the six months ended June 30, 2019. Repeat customers, defined as customers who have previously received at least one procedure from us, accounted for 54.1% and 52.8% of our active customer base in 2018 and the six months ended June 30, 2019, respectively. Our revenue grew from RMB584.9 million in 2016 to RMB697.4 million in 2017, and further to RMB761.3 million (US$110.9 million) in 2018, and from RMB356.3 million in the six months ended June 30, 2018 to RMB393.1 million (US$57.3 million) in the six months ended June 30, 2019. We reported a profit of RMB50.5 million for 2016, a loss of RMB72.4 million and RMB252.5 million (US$36.8 million) for 2017 and 2018, respectively, and a profit of RMB16.9 million and RMB80.2 million (US$11.7 million) for the six months ended June 30, 2018 and 2019, respectively. Our adjusted EBITDA for the year/period amounted to RMB96.1 million, RMB112.1 million and RMB113.1 million (US$16.5 million) for 2016, 2017 and 2018, respectively, and increased from RMB49.9 million for the six months ended June 30, 2018 to RMB101.6 million (US$14.8 million) for the six months ended June 30, 2019.

        See "Prospectus Summary—Consolidated statement of comprehensive income data" for information related to non-IFRS financial measures.

Our Industry

        The aesthetic medical services market is forecasted to experience robust growth over the next five years, both globally and in China. As one of the fastest growing aesthetic medical services markets in the world, the aesthetic medical services market in China ranked second globally in terms of both total volume of aesthetic medical procedures and total revenue from aesthetic medical procedures in 2017. The China aesthetic medical services market is highly under-penetrated, with a penetration rate, defined as the number of consumers as a proportion of the urban population, of 3.5% in 2017, significantly lower than that of developed markets such as the United States (16.8%) and South Korea (20.2%), presenting a huge growth potential, according to Frost & Sullivan.

        According to Frost & Sullivan, the total volume of aesthetic medical procedures in China, including both surgical and non-surgical procedures, is expected to grow at a CAGR of 25.7% from 20.2 million in 2018 to reach 63.5 million by 2023.

        We believe we are well-positioned to benefit from the following factors which have historically contributed to and are expected to continue to drive the growth of China's aesthetic medical services market:

  •
  Greater demand for aesthetic medical services;

  •
  Increasing spend on minimally invasive treatments by younger customers and increasingly early use of anti-aging treatments and products by middle-aged and elder customers;

  •
  Increasing disposable income;

  •
  Maturing medical technologies utilized in surgical procedures with comparatively lower risks; and

  •
  Increasing investment and expanding awareness and access in the aesthetic medical services industry.

Competitive Strengths

        We believe the following competitive strengths have contributed to our success and differentiated us from our competitors:

  •
  A long track record and leading market position in the high-growth aesthetic medical services market in China with a strategic nationwide network and international footprint;

  •
  Offering aesthetic driven solutions combining high quality medical care with image consultant services;

  •
  Rigorous clinical standards, high-quality services and a well-established brand driving high customer satisfaction;

  •
  Scalable business model, with highly standardized operating procedures across a centralized network;

  •
  Rich experience in successfully identifying, acquiring and integrating treatment centers; and

  •
  A dedicated management team deeply rooted in the healthcare industry with international experience and a proven track record.

Our Strategies

        We intend to grow our business by implementing the following key strategies:

  •
  Continue to drive organic growth through expanding the customer base, increasing repeat visits and enhancing brand awareness;

  •
  Grow the number of aesthetic medical treatment centers organically and through acquisitions;

  •
  Strategically expand into selected global markets; and

  •
  Continue to develop and introduce innovative aesthetic medical service techniques.

Challenges

        Our ability to achieve our mission and execute on our strategies is subject to risks and uncertainties, including the following:

  •
  We depend significantly on the strength of our brand and reputation, and any damage to our brand or reputation could materially and adversely impact our business and results of operations;

  •
  We conduct our business in a heavily regulated industry and incur ongoing compliance costs as well as face penalties for non-compliance;

  •
  We are subject to customer complaints, claims and legal proceedings in the regular course of our operations from time to time, which could result in significant costs and materially and adversely affect our brand image, reputation and results of operations;

  •
  If we are unable to recruit and retain an appropriate number of treatment center managers, doctors, nurses, image consultants and other supporting staff, our service quality and business strategy may suffer;

  •
  We may fail to maintain the quality of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use. If these products do not meet the required standards, we could be exposed to liabilities and our business operations and reputation could suffer; and

  •
  The significant amount of advertising and marketing expenses we spend on enhancing our brand awareness may not be effective and may adversely affect our results of operations.

        See "Risk factors" and other information included in this prospectus for a discussion of these and other risks and uncertainties.

Corporate Information

        Our principal executive offices are located at 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China. Our telephone number at that address is +86 (755) 2559 8065. Our registered office in the Cayman Islands is at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

        Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website address is http://www.pengai.com.cn. Our website and the information contained on our website do not constitute a part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Ave., Suite 204, Newark, DE 19711.

Our History and Corporate Structure

        We commenced operations in 1997 through Shenzhen Pengcheng Clinic, which became Pengcheng Hospital in 2003. Since then, we have expanded our business operations through acquisitions and organic growth. In particular, we established our second flagship hospital, Shenzhen Pengai Hospital, in 2005.

        In May 2011, our company was incorporated in the Cayman Islands under the name of Pengai Hospital Management Corporation as our offshore holding company. Following certain name changes, our company changed its name to Aesthetic Medical International Holdings Group Limited in July 2018.

        Peng Oi Investment (Hong Kong) Holdings Limited (formerly known as Peng Cheng Investment (Hong Kong) Holdings Limited) was incorporated in Hong Kong in July 2004. In July 2011, we acquired the entire equity interest in Peng Oi Investment (Hong Kong) Holdings Limited from Dr. Zhou Pengwu and Ms. Ding Wenting.

        Dragon Jade Holdings Limited was incorporated in the BVI in January 2014. In May 2014, we transferred to Dragon Jade Holdings Limited our entire equity interest in Peng Oi Investment (Hong Kong) Holdings Limited in exchange for Dragon Jade Holdings Limited issuing and allotting one fully paid share of US$1.00 to our company. Upon completion of the share swap, Dragon Jade Holdings Limited became a direct wholly-owned subsidiary of our company.

        Peng Yida Business Consulting (Shenzhen) Co., Ltd. is a direct wholly-owned subsidiary of Peng Oi Investment (Hong Kong) Holdings Limited, which was established in the PRC in December 2010.

        Shenzhen Pengai Hospital Investment Management Co., Ltd. (formerly known as Shenzhen Pengcheng Hospital Investment Co., Ltd.), or Shenzhen Pengai Investment, is a direct wholly-owned subsidiary of Peng Yida Business Consulting (Shenzhen) Co., Ltd., which was established in the PRC in December 2004. Shenzhen Pengai Investment is the holding company of our operating subsidiaries in the PRC.

        We acquired the entire equity interest in Newa Medical Aesthetics Limited in October 2015 to further extend our footprint to Hong Kong.

        We incorporated Stargaze Wealth Limited in the BVI in April 2017 and China Aesthetic Healthcare Holding (Singapore) Pte. Ltd. in Singapore in May 2017 to invest in our Singapore medical center. As of the date of this prospectus, we owned 44.4% of equity interest in Singapore Mendis.

        In February 2019, we entered into an agreement for an investment in LZP Holding, Inc., or LZP, which owns and operates five plastic surgery centers in California under the name WAVE Plastic Surgery & Aesthetic Laser Centers. Under the terms of the agreement, we will invest $5 million for a 20% equity stake in LZP consisting of $4 million in cash for LZP's shares and a further $1 million in promissory notes secured against LZP's shares, repayable either in shares or in cash. In addition, we have an option to acquire a further 20% equity stake under the same terms, subject to the completion of a re-financing of LZP. As of the date of this prospectus, the closing of the transaction is subject to certain conditions including the refinancing of certain of LZP's indebtedness.

        As of the date of this prospectus, we have a strategically established network, comprising 21 aesthetic medical treatment centers, including 19 wholly or majority owned centers. Our treatment centers spread across 15 cities in mainland China, and we also have presence in Hong Kong and Singapore. All of our treatment centers are wholly or majority owned with the exception of Singapore Mendis and Baotou Pengai.

        The following diagram illustrates our current shareholding structure:

Notes:

(1)
For more information on their respective beneficial ownerships, see "Principal Shareholders."

(2)
The beneficial owners of China Concentric Capital Group Ltd. and SCI Aesthetic Holding Co., Ltd. are our independent third parties.

(3)
Represent shareholding on an as-converted basis.

        The following diagram illustrates our corporate structure immediately upon completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters.

Notes:

(1)
As of the date of this prospectus, Yantai Pengai Jiayan Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical

  Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd, collectively "Relevant Subsidiaries," or each a "Relevant Subsidiary," was held by Dr. Zhou Pengwu, our chairman and chief executive officer, as to 24.0%, 30%, 30.0%, 9.0%, 10.0%, 22.0%, 21.0% and 25%, respectively. We refer to these equity interests held by Dr. Zhou Pengwu as the "Target Equity Interests", which constitute all of Dr. Zhou Pengwu's shareholdings in the Relevant Subsidiaries.

(2)
As of the date of this prospectus, except for the Target Equity Interests (as defined above) representing all of Dr. Zhou Pengwu's equity interests in the Relevant Subsidiaries which we consolidate through Contractual Arrangements as further described below, the remaining equity interest in our PRC operating subsidiaries was held by independent third parties and certain of our employees.

(3)
Haikou Pengai Aesthetic Medical Hospital Co., Ltd. was established before the effective date of the Foreign Investment Catalogue 2015 and thus, it is not subject to the 70% foreign shareholding restrictions.

        Pursuant to the Foreign Investment Catalog 2015 which became effective in April 2015, foreign investors in PRC medical institutions can only conduct investment activities through joint ventures. Since the effective date of the Foreign Investment Catalog 2015, the foreign shareholding in these entities is limited to 70.0% as stipulated in the JV Interim Measures. See "Regulation." We historically held more than 70.0% equity interest in certain of the Relevant Subsidiaries that are medical institutions which we acquired or established after the effective date of the Foreign Investment Catalog 2015. Due to such restriction, we had decreased our shareholding to no more than 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain of our employees in 2018. In connection with such equity transfer and Dr. Zhou's shareholding in Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd, Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. which he subsequently acquired from other shareholders in 2018 and 2019, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu, Shenzhen Pengai Investment, the Relevant Subsidiaries and Ms. Ding Wenting in 2018 and 2019 with respect to the Target Equity Interests. These Contractual Arrangements enable us to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws. See "Our history and corporate structure—Contractual arrangements with respect to Target Equity Interest."

        Our revenue generated from the Relevant Subsidiaries aggregately accounted for approximately 19.0% and 26.1% of our total revenue in 2017 and 2018, respectively. We do not rely on the Contractual Arrangements to exercise control over the Relevant Subsidiaries as we hold 70.0% equity interest in each of the Relevant Subsidiaries (except for Shenzhen Pengai Xiuqi and Yantai Pengai Jiayan, in which we hold 67.0% and 65.0% equity interest, respectively) and consolidate the Target Equity Interests in each of the Relevant Subsidiaries held by Dr. Zhou Pengwu through the Contractual Arrangements. However, with respect to our control over the Target Equity Interests, the Contractual Arrangements may not be as effective as direct ownership. If the Relevant Subsidiaries and/or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. See "Risk Factors—Risks relating to our corporate structure—The Contractual Arrangements may not be as effective in providing control as direct ownership and the Relevant Subsidiaries or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements."

Recent developments

        As part of our efforts in establishing satellite clinics in third- and fourth-tier cities in China, we established our first satellite clinic in Ninghai, Zhejiang province in April 2019, which commenced its operation in July 2019. For more information regarding our satellite clinics, see "Business—Our Strategies—Grow the number of aesthetic medical treatment centers organically and through acquisitions."

        In August 2019, we entered into a strategic cooperation agreement with So-Young International Inc., or So-Young, a leading online platform in China for medical aesthetic services and a major sales and marketing channel of ours, pursuant to which So-Young helps us promote our brand to the users on its platform, while we offer certain discounts to the users they introduce to us.

        In August 2019, we entered into a strategic cooperation agreement with Yujia Entertainment, or Yujia, an online streaming company which operates a live streaming platform; in this partnership, we agreed to offer discounts when providing our aesthetic services to the live streamers on Yujia's platform, and Yujia agreed to have their live streamers promote our brand and services to their viewers.

Implications of being an emerging growth company

        As a company with less than $1.07 billion in revenue during our most recently completed fiscal year as of the initial filing date of the registration statement of which this prospectus forms a part, we are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies that are not emerging growth companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of an emerging growth company's internal control over financial reporting. The JOBS ACT permits an emerging growth company not to comply with any new or revised accounting standards issued by the Financial Accounting Standards Board until those standards apply to private companies. However, we are exempt from complying with new or revised financial accounting standards issued by Financial Accounting Standards Board because we prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board ("IFRS").

Implications of Being a Controlled Company

        Following the completion of this offering, we will be a "controlled company" as defined under the Nasdaq Listing Rules because our chief executive officer, Dr. Zhou Pengwu, together with his spouse, Ms. Ding Wenting, will beneficially own more than 50% of the voting power for the election of directors of our Company. As a result, we will be permitted to elect not to comply with certain corporate governance requirements. See "Risk Factors—Risks relating to the ADSs and this offering—Our shareholders may not have the same protections generally available to stockholders of other U.S.-listed companies because we will be a "controlled company" within the meaning of the Nasdaq Listing Rules".

Conventions that apply to this prospectus

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

  •
  "ADSs" are to our American depositary shares, each of which represents              ordinary shares;

  •
  "We," "us," "our company" and "our" are to Aesthetic Medical International Holdings Limited, its subsidiaries and its consolidated affiliated entities;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

  •
  "RMB" and "renminbi" are to the legal currency of China;

  •
  "shares" or "ordinary shares" are to our ordinary shares, par value US$0.001 per share; and

  •
  "US$," "U.S. dollars," "$," and "dollars" are to the legal currency of the United States.

        Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

        Unless otherwise indicated or the context otherwise requires, operating data contained in this prospectus, including number of doctors and medical support staff, number of treatments, average spending, among others, encompass only data from our consolidated group.

        Our reporting currency is the renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from renminbi to U.S. dollars were made at RMB6.8650 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2019. We make no representation that the renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or renminbi, as the case may be, at any particular rate or at all. On August 23, 2019, the noon buying rate for Renminbi was RMB7.0928 to US$1.00.

 The offering

Offering price	$ per ADSs.
ADSs offered by us	ADSs.
ADSs to be outstanding immediately after completion of this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).
Ordinary shares to be outstanding immediately after completion of this offering

            ordinary shares (or            ordinary shares if the underwriters exercise their option to purchase additional ADSs in full). Immediately after completion of this offering and assuming the underwriters do not exercise their option to purchase additional ADSs, approximately        % of our ordinary shares represented by ADSs will be held by our public shareholders.

The ADSs	Each ADS represents ordinary shares, par value $0.001 per share. The ADSs may be evidenced by ADRs.

The depositary will hold the ordinary shares underlying your ADSs, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and the holders and beneficial owners of ADSs.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary for cancellation and receipt of the corresponding ordinary shares. The depositary will charge you fees for the cancellation of ADSs and delivery of the corresponding ordinary shares.

We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read "Description of American depositary shares" in this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	.
Option to purchase additional ADSs	The underwriters have an option to purchase up to an additional ADSs from us within a period of 30 days after the date of this prospectus.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $            million, or approximately $            million if the underwriters exercise their option to purchase additional ADSs in full, at an assumed initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds of this offering to finance the strategic expansion of our aesthetic medical treatment center network, both organically through the implementation of facility upgrades at existing treatment centers and the potential establishment of new treatment centers, and through acquisitions, for repayment of our convertible note, and for general corporate purposes, including working capital. See "Use of proceeds" for additional information.

Dividend policy	We do not expect to pay any dividends on the ADSs in the foreseeable future.
Risk factors	You should read the "Risk Factors" section and other information included in this prospectus for a discussion of risks you should consider carefully before deciding to invest in our ADSs.
Lock-up

We, our directors and executive officers and certain other securityholders have agreed to lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending      days after the date of this prospectus, subject to certain exceptions.

Proposed Nasdaq Global Market trading symbol	AIH.

        Unless otherwise indicated, this prospectus reflects and assumes the following:

  •
  the effectiveness of our amended and restated memorandum and articles of association, which will occur immediately upon the closing of this offering; and

  •
  no exercise by the underwriters of their option to purchase up to an additional            ADSs in this offering.

Our summary consolidated financial data

        The following summary consolidated financial data for the years ended December 31, 2016, 2017, 2018 and for the six months ended June 30, 2018 and 2019, and the selected financial position data as of December 31, 2017, 2018 and as of June 30, 2018 and 2019, have been derived from our audited consolidated financial statements and unaudited interim condensed consolidated financial statements appearing elsewhere in this prospectus. Our consolidated financial statements appearing in this prospectus have been prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

        Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. The following information should be read in conjunction with "Selected Consolidated Financial Data," "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Consolidated statement of comprehensive income data

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except percentages)
Revenue	584,857	697,396	761,306	110,897	356,309	393,074	57,258
Cost of sales and services rendered	(217,339)	(234,522)	(258,567)	(37,665)	(125,883)	(126,545)	(18,433)

Gross profit	367,518	462,874	502,739	73,232	230,426	266,529	38,825
Selling expenses	(231,229)	(300,362)	(333,526)	(48,584)	(158,424)	(165,286)	(24,077)
General and administrative expenses	(121,763)	(92,836)	(115,485)	(16,822)	(52,419)	(66,303)	(9,658)
Finance income	309	868	322	47	161	213	31
Finance costs	(2,920)	(6,581)	(9,244)	(1,347)	(4,186)	(12,250)	(1,784)
Other gains, net	1,704	9,334	12,118	1,765	6,845	16,532	2,408
Fair value gain/(loss) of the convertible redeemable preferred shares	49,027	(85,461)	(226,248)	(32,957)	—	43,056	6,272
Fair value loss of convertible note	—	(1,283)	(9,152)	(1,333)	—	(5,358)	(780)
Fair value (loss)/gain of exchangeable note liabilities	—	(38,307)	(56,925)	(8,292)	—	16,193	2,359
Fair value loss of derivative financial instrument	—	—	(301)	(44)	—	(14)	(2)
Share of profits/(losses) of investments accounted for using the equity method	1,594	(1,415)	1,730	252	766	(1,368)	(199)

Profit/(loss) before income tax	64,240	(53,169)	(233,972)	(34,083)	23,169	91,944	13,395
Income tax expense	(13,713)	(19,260)	(18,508)	(2,696)	(6,273)	(11,780)	(1,716)

Profit/(loss) for the year/period	50,527	(72,429)	(252,480)	(36,779)	16,896	80,164	11,679

Earnings per share for profit attributable to owners of the company (in RMB per share)
Basic	1.23	(1.87)	(6.22)		0.39	1.89
Diluted	0.02	(1.87)	(6.22)		0.29	0.35
Shares used in profit/(loss) per share computation:
Basic	41,000,000	41,000,000	41,060,255		41,000,000	41,798,219
Diluted	56,844,957	41,000,000	41,060,255		56,600,000	57,398,219
Non-IFRS Financial Measure:
EBITDA(1)	105,889	(17,477)	(192,588)	(28,054)	43,660	144,349	21,028
Adjusted EBITDA(1)	96,064	112,110	113,093	16,474	49,937	101,608	14,801

Summary consolidated financial position data

	As of December 31,			As of June 30,
	2017	2018		2019
	RMB	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	105,345	101,886	14,841	78,656	11,458
Total current assets	227,698	282,967	41,219	213,304	31,071
Total non-current assets	350,286	393,572	57,330	762,541	111,077
Total assets	577,984	676,539	98,549	975,845	142,148
Total deficit	(22,240)	(249,356)	(36,323)	(153,507)	(22,361)
Total current liabilities	133,466	171,292	24,951	240,670	35,058
Total non-current liabilities	466,758	754,603	109,921	888,682	129,451
Total liabilities	600,224	925,895	134,872	1,129,352	164,509
Total equity and liabilities	577,984	676,539	98,549	975,845	142,148

Summary consolidated cash flow data

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	52,084	76,979	4,894	713	12,323	45,691	6,656
Net cash used in investing activities	(38,865)	(69,195)	(76,182)	(11,097)	(56,047)	(72,823)	(10,608)
Net cash generated from/(used in) financing activities	58,626	(28,187)	66,741	9,722	18,734	3,991	581

Net increase/(decrease) in cash and cash equivalents	71,845	(20,403)	(4,547)	(662)	(24,990)	(23,141)	(3,371)
Cash and cash equivalents at beginning of the year/period	60,465	129,626	106,006	15,442	105,345	101,886	14,938
Cash and cash equivalents at the end of the year/period	129,626	106,006	102,547	14,938	80,221	78,656	11,458

Notes:

(1)
EBITDA represents our profit/(loss) before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude one-time compensatory expense arising from the issuance of exchangeable note liabilities, fair value gain/(loss) of convertible redeemable preferred shares, fair value loss of convertible note, fair value loss of exchangeable note liabilities, fair value loss of derivative financial instruments, interest expense on convertible note, share-based compensation expense, and other one-off expenses.

EBITDA and Adjusted EBITDA are non-IFRS financial measures. You should not consider EBITDA and Adjusted EBITDA as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage you to review our financial information in its entirety and not rely on a single financial measure. We present Adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by various items.

  The following table reconciles Adjusted EBITDA to profit/(loss) for the years ended December 31, 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019:

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Profit/(loss) before income tax	64,240	(53,169)	(233,972)	(34,083)	23,169	91,944	13,395
Add: Finance Costs	2,920	6,581	9,244	1,347	4,186	12,250	1,784
Add: Amortization and depreciation	38,729	29,111	32,140	4,682	16,305	40,155	5,849
EBITDA	105,889	(17,477)	(192,588)	(28,054)	43,660	144,349	21,028
Add: One-time compensatory expenses arising from the issuance of exchangeable note liabilities	39,202	—	—	—	—	—	—
Add: Fair value (gains)/losses of convertible redeemable preferred shares	(49,027)	85,461	226,248	32,957	—	(43,056)	(6,272)
Add: Fair value (gains)/losses of convertible note	—	1,283	9,152	1,333	—	5,358	780
Add: Fair value (gains)/losses of exchangeable note	—	38,307	56,925	8,292	—	(16,193)	(2,359)
Add: Fair value of (gains)/losses of derivative financial instrument	—	—	301	44	—	14	2
Add: Share-based compensation expense	—	—	—	—	—	6,281	915
Add: Other one-off expenses*	—	4,536	13,055	1,902	6,277	4,855	707
Adjusted EBITDA	96,064	112,110	113,093	16,474	49,937	101,608	14,801
*
Other one-off expenses include (1) professional fees in relation to our financing activities but are not capitalized; and (2) IT-related expenses paid to a related party pursuant to a service agreement, which has expired in June 2019.

        We have adopted IFRS 16 Leases from January 1, 2019. Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. For the six months period ended June 30, 2019, we recognized depreciation expense of RMB22.3 million for right-of-use asset, finance cost for lease liabilities of RMB6.4 million and payment for lease liabilities of RMB22.8 million.

Risk Factors

        Investing in the ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and their related notes appearing at the end of this prospectus, before deciding to invest in the ADSs. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of the ADSs could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks relating to our business and our industry

We depend significantly on the strength of our brand and reputation, and any damage to our brand or reputation could materially and adversely impact our business and results of operations.

        Our brand and reputation are critical to our success in China's rapidly growing aesthetic medical industry. We believe that our success and continued growth depends on the public perception of our brand name and our ability to protect and promote our brand name. Many factors which are important to help maintain and enhance our brand, are beyond our control and may negatively impact our brand and reputation. Such factors include:

  •
  our ability to effectively control the quality of the services performed by our doctors and other medical staff, and to monitor the performance of such personnel as we continue to expand;

  •
  our ability to maintain a convenient, standardized and reliable customer experience as customer preferences evolve and as we expand our service offerings; and

  •
  our ability to increase brand awareness among existing and potential customers through various means of marketing and promotional activities.

        Our failure to develop, maintain and enhance our brand and reputation may materially and adversely affect the level of market recognition of, and trust in, our services, which could result in decreased sales and loss of customers leading to a material adverse effect on our results of operations and cash flows.

        In addition, allegations against us have appeared in online forums and news articles. These allegations have included claims of medical malpractice, dissatisfaction with treatment results, inappropriate sales tactics, arbitrary treatment service prices and the use of illegal pharmaceuticals. Any negative review, comment or allegation regarding our company, treatment centers or services by the media, our customers, our former employees or the public in the media or on online social networks may harm our brand, public image and reputation, which in turn may result in a loss of customers and business partners and have a material adverse effect on our business, financial condition, results of operations and prospects.

        Furthermore, our customers may have expectations regarding the degree of improvement of their physical appearance resulting from our services. However, we cannot guarantee the results of our services since results vary depending on factors such as the medical history of our customers, their adherence to our pre-procedure and post-procedure instructions, their respective responses to procedures, unknown allergies and other factors beyond our control. It is also an inherent risk that the results of our services may lead to undesirable or unexpected outcomes, such as complications and injuries, or otherwise fail to meet our customers' expectations. Such undesirable or unexpected outcomes may result in customer dissatisfaction, requests for refunds, or complaints, claims or legal actions against us, which may lead to negative publicity. Any negative publicity may adversely harm our brand image and reputation and cause a deterioration in the level of market recognition of and trust in our services, thereby resulting in decreased sales and potential loss of customers and business partners as well as physicians and staff, and therefore have a material adverse effect on our business, results of operations, financial condition and prospects.

We conduct our business in a heavily regulated industry and incur ongoing compliance costs as well as face penalties for non-compliance.

        We conduct our business in a heavily regulated industry. The rules and regulations relate mainly to the licensing of treatment centers, the quality and the licensing of medical facilities, equipment and services, the pricing, procurement and usage of pharmaceuticals, and the licensing, practice and number of medical professionals. For more details, please see the section headed "Regulation" in this prospectus. Accordingly, our treatment centers are subject to periodic licensing renewal requirements and inspections by various government agencies and departments at the provincial and municipal level. In addition, any changes in laws and regulations could require us to obtain additional licenses, permits, approvals or certificates, impose additional conditions or requirements for the renewal of the licenses of the treatment centers, or result in the invalidation of our currently owned licenses.

        In the past, some of our treatment centers were subject to administrative warnings and penalties due to certain non-compliance incidents. For instance, several of our treatment centers were subject to administrative penalties due to their failure to comply with certain regulations on medical advertisements, and several of our treatment centers were subject to administrative penalties due to the medical professionals' malpractice, operation beyond the permitted scope of licences, use of unqualified medical facilities or pharmaceuticals, use of expired disinfectant, non-compliance with regulations on disposal of medical waste, failure to evaluate occupational hazards, non-compliance with statistic regulations, non-compliance with fire protection regulations, failure to timely file the required annual report of certain treatment centers to the relevant local branch of the State Administration of Market Regulation, failure to meet standards of hygiene, failure to fulfill inspection requirements of the licensing and medical facilities, and non-compliance with tax regulations. In addition, certain of our treatment centers may be subject to administrative penalties due to failure to comply with fire code and environmental regulations. Failure to comply with fire protection design review and inspection requirements could lead to the temporary closure of certain treatment centers. Also, certain information concerning some foreign doctors was published on the website of one of our treatment centers, which could have inadvertently created the impression that those foreign doctors were employed by us.

        In addition, we have experienced incidents of non-compliance which did not result in administrative warnings or penalties but could adversely impact our reputation, create additional compliance costs for us or otherwise impair our business and operations. For example, while we require that all human placenta extract products procured and used in our treatment centers are domestically produced, registered by the China Food and Drug Administration, or CFDA, and legally compliant, we have had instances in the past where certain of our treatment centers used imported human placenta extract products that were unregistered with the CFDA.

        Furthermore, relevant laws with respect to private healthcare facilities are undergoing regulatory changes in Hong Kong. The Private Healthcare Facilities Ordinance was gazetted in November 2018 and is expected to be phased in between 2019 and 2021. The ordinance requires, among other things, application for and subsequent renewal of licenses by private healthcare facilities. We may be required to apply for a license in the future to continue medical operations of Newa Medical Aesthetics Limited in Hong Kong.

        In June 2018, the business license of our treatment center in Shanghai was temporarily suspended for performing dental implants without the appropriate license, which we promptly rectified. However, we cannot guarantee that any future incidents of non-compliance would not result in temporary or permanent suspension of any of the licenses, permits, approvals and certificates necessary for our business. If we fail to obtain or renew any necessary licenses, permits, approvals and certificates, or are found to be non-compliant with any of these laws, regulations or rules, we may be unable to provide relevant medical services, face penalties, suspension of operations or even revocation of operating licenses or criminal liability, depending on the nature of the findings, any of which could materially and adversely affect our business, financial condition and results of operations.

Our internal control system and compliance team may not be able to prevent all possible non-compliance incidents.

        We are subject to a number of regulations pertaining to the licensing of our treatment centers, the quality and the licensing of medical facilities, equipment and services, the pricing and procurement and usage of pharmaceuticals, and the licensing, conduct and number of medical professionals. We have established internal control process intended to ensure all of our employees and contractors comply with the relevant laws and regulations applicable to us. However, we cannot assure you that such controls will be effective to prevent all instances of non-compliance. Any failure of our internal controls could have a material adverse effect on our business, financial condition and results of operations.

We are subject to customer complaints, claims and legal proceedings in the regular course of our operations from time to time, which could result in significant costs and materially and adversely affect our brand image, reputation and results of operations.

        We rely on our doctors and other medical staff in our treatment centers to make appropriate decisions regarding the treatment of our customers. However, we cannot assure you that every employee at our treatment centers will always act in accordance with the appropriate professional standard of care. Any deviation from the appropriate standard of care by our doctors and other medical staff, or any failure to properly manage our treatment centers' activities, may result in unsatisfactory treatment outcomes, patient injuries or, in extreme cases, deaths. From time to time, we are subject to complaints or claims from our customers as a result of negative physical reactions to their aesthetic medical treatment. In addition, given the nature of the aesthetic medical industry and subjectiveness of the level of satisfaction with services provided, we are also susceptible to other types of complaints associated with our services from time to time. These include claims relating to (i) dissatisfaction with our customer service; (ii) disputes over charges; (iii) over-promising of treatment outcome; (iv) dissatisfaction with post-treatment recovery periods and (v) general dissatisfaction with treatment results.

        Customers generally accept complimentary gifts, refunds, services or supplemental operations at no additional cost to settle their complaints. However, we may also be required to pay monetary compensation to settle customer complaints and medical disputes. In 2016, we received a complaint from a customer who had received a hyaluronic acid injection treatment at one of our treatment centers and subsequently suffered from ocular ischemia syndrome and secondary retinal detachment in one eye. We entered into a settlement agreement with this customer in January 2017 and paid this customer RMB1.1 million in four monthly installments. In addition, we may be subject to third-party liability claims and may be required to pay compensation to patients who suffer from unexpected adverse reactions to treatment received in our treatment centers, even if we were not at fault. For example, one of our patients filed a complaint in connection with severe complications after receiving a Botulinum Toxin Type A, or Botox, injection at one of our treatment centers and we were brought in as a third-party defendant. The court found that the primary cause of the incident was due to defects in the Botox, that there was no wrongdoing on our part, and that all the liabilities rested with the manufacturer of the Botox. Prior to the final court decision, we had voluntarily provided an aggregate of approximately RMB6.1 million as financial support for the patient out of concern for her well-being. As of the date of this prospectus, we have filed a claim against the manufacturer to recover such amount and other losses incurred by us in connection with the incident, but the final verdict is yet to be delivered. In addition, as of the date of this prospectus, we have been named as the defendant in six ongoing litigations in the PRC. While we believe many of the claims against us do not have merits, and plan to firmly defend our rights in the litigations, we cannot assure that we will be able to achieve satisfactory outcome in those litigations. The maximum amount of the damages claimed by the plaintiffs in those six litigations in aggregate amounted to RMB2.6 million (US$0.4 million).

        We may be subject to similar customer complaints or lawsuits in the future and may not successfully prevent or address all customer complaints in the future. Any complaint, claim or legal proceeding, regardless of merit, if widely disseminated, could affect our corporate image and reputation in the industry, divert management resources and cause us to incur extra costs to handle these complaints and litigation matters. A settlement or successful claim against us can also result in significant costs, damages, compensation and reputational damage and adversely affect our business, results of operations and financial condition.

If we are unable to recruit and retain an adequate number of managers, doctors, nurses, image consultants and other support staff in our treatment centers, our service quality and business strategy may suffer.

        Our performance is largely dependent on the talent and efforts of highly skilled medical professionals. Our future success will in part depend on our ability to identify, hire and retain highly qualified medical professionals of all areas of our treatment centers. The recruitment of qualified physicians is competitive in the PRC due to their shortage. The near-term supply of specialist physicians is limited due to the length of training required, including academic study and clinical training, which can take more than eight years for certain medical specialties, as well as additional certification and licensing requirements for certain specialties. Competition for such qualified professionals is intense. We believe that physicians generally consider the following key factors when selecting medical institutions to join: reputation and culture, the efficiency of hospital management, the quality of facilities and support staff, the number of patient visits, compensation, training programs and location. Our treatment centers may not effectively compete with other aesthetic medical treatment centers or clinics in hiring qualified professionals. We use physicians who also practice at other hospitals or treatment centers, as PRC regulations allow licensed physicians to register and practice at multiple medical institutions in the same provincial administrative area. If the PRC government imposes restrictions on such practice in the future, we may not be able to retain our current base of multi-site practice physicians. If we are unable to successfully recruit or retain seasoned and qualified physicians, our business, financial condition and results of operations may be adversely affected.

        Our success is also dependent on our ability to recruit and retain qualified medical institution administrators and medical professionals. It has become increasingly costly to recruit and retain medical professionals in recent years and there is no guarantee that we will be able to recruit and retain sufficient medical professionals in the future. If we do not succeed in attracting an appropriate number of qualified treatment center managers, nurses, image consultants or other support staff, our service quality and our ability to execute our business strategy may suffer. A shortage of skilled professionals could also require us to pay higher wages, which would reduce our profits and have a material and adverse effect on our operating results and financial performance.

If our physicians and other medical professionals do not obtain and maintain appropriate licenses, we may be subject to penalties against our treatment center, which could adversely affect our business.

        Medical practice in China is strictly regulated. Physicians, nurses and medical technicians who practice at medical institutions must hold practicing licenses and may only practice within the scope of their licenses and at the specific medical institutions at which their licenses are registered. Please see "Regulation" for more details. In practice, it takes some time for physicians, nurses and medical technicians to transfer their licenses from one medical institution to another or add any further service scope or another medical institution to their permitted practicing institutions. From time to time, some of our physicians, nurses and other medical professionals could be required to make such amendments to their licences due to changes to the location or nature of their work. We cannot assure you that all of our medical professionals have completed the transfer of their licenses and related government procedures in a timely manner or at all. In addition, we cannot assure you that our physicians, nurses and other medical professionals will always strictly follow the requirements and will not practice outside the permitted scope of their respective licenses. Our failure to properly manage the employment of our physicians, nurses and other medical professionals may subject us to administrative penalties against our treatment centers, which could adversely affect our business.

We may fail to maintain the quality of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use. If these products do not meet the required standards, we could be exposed to liabilities and our business operations and reputation could suffer.

        Although we have adopted a series of measures for selecting suppliers, such as maintaining and updating a list of qualified suppliers, we cannot guarantee that all of the pharmaceuticals, medical equipment, medical supplies, injection materials, skincare products, implants and consumables we use are free of defects or substantially meet the relevant quality standards. We were involved in an lawsuit related to one of our patients who suffered severe complications after receiving a Botox injection at one of our treatment centers. Although the court found that all liability rested with the manufacturer, we cannot assure you that similar incidents will not occur in the future, or that such incidents will not materially and adversely affect us. If the products provided by our suppliers are defective, of poor quality, or cause any adverse drug reaction, we could be subject to liability claims, complaints or related adverse publicity that could result in the imposition of penalties or even suspension of licenses by relevant authorities or compensation awarded by courts against us. We may also need to find suitable replacement products, which may lower our profit margins and result in delays in services to our customers.

        Our suppliers are also subject to extensive laws and regulations. If our suppliers violate applicable laws and regulations, our reputation or procurement may be materially and adversely affected. PRC laws and regulations require us to procure materials from qualified suppliers, with requisite licenses, permits or filings to operate their business. We cannot ensure that all of our suppliers maintain all the licenses required or the validity of their licenses at all times. We have been fined with insignificant amounts by regulators in the past for failure to maintain proper records of our suppliers' qualification expiration dates. It is possible we may in the future fail to comply with this requirement if, for example, our suppliers lose appropriate qualifications without our knowledge, which could result in penalties and fines. See "Regulation." In addition, we may be exposed to reputational damage or even liabilities for defective goods provided by our suppliers or negative publicity associated with our suppliers, and our results of operations could suffer as a result.

We have not entered into any long-term supply agreements with our suppliers. A decrease in supply, or an increase in the cost, or quality supplies may adversely affect our business, financial condition and results of operations.

        For the years ended December 31, 2016, 2017, 2018 and the six months ended June 30, 2019, our cost of inventories and consumables amounted to RMB79.5 million, RMB91.7 million, RMB107.0 million (US$15.6 million) and RMB48.2 million (US$7.0 million), respectively, representing 36.6%, 38.9%, 42.0% and 38.1% of our total cost of sales and services rendered for the same periods, respectively. Consistent with industry practice, we have not entered into any long-term supply agreements with our suppliers and we cannot assure you that our suppliers will continue to supply to us on commercially reasonable terms, or at all. If any of our suppliers fail to supply sufficient quantities, we may have to obtain replacements for such supplies from alternate suppliers. We cannot assure you that we will be able to do so in a timely manner at commercially reasonable terms. Any such disruption in supply may adversely affect the operations of our treatment centers, which may in turn adversely affect our business, results of operations, financial condition and prospects. In addition, should the prices of supplies increase significantly, we cannot assure you that we would be able to pass on any increase in purchase costs to our customers. Any substantial fluctuation in market prices of the supplies required in our operations may significantly increase our costs, resulting in us reducing, suspending or ceasing provision of certain types of services, thereby reducing our sales and profit.

        Furthermore, we source BOTOX®, the only imported brand of botulinum toxin type A in China, from its exclusive licensed distributor in China. We experienced an approximately 16% increase in the procurement price of BOTOX® from 2016 to 2018. We also source a domestic brand of botulinum toxin type A called Hengli. Although the price of Hengli was flat between 2016 and 2018, we cannot guarantee that a shortage of BOTOX® will not arise in the future, or our suppliers will not increase their prices. In the event that we are not able to source from these suppliers on commercially reasonable terms, or at all, our business, financial condition and results of operation will be adversely affected.

Our business, financial condition, results of operations and prospects may be adversely affected by an unfavorable market perception of the overall aesthetic medical industry.

        Aesthetic medical services have been gaining popularity in recent years. According to Frost & Sullivan, the number of aesthetic medical procedures performed in the PRC increased from 8.3 million in 2014 to 20.2 million in 2018, representing a CAGR of 25.1%. However, many consumers remain cautious about the risks inherent in aesthetic medical procedures. Media influences, peer perceptions, research indicating adverse health effects of aesthetic medical procedures or otherwise could lead to deterioration in the market perception of aesthetic medical treatments and to less demand for aesthetic medical services. In addition, if any allegation surfaces in the media or in social media forums of any accident, ineffectiveness of treatment, poor service standards or mishandling of sensitive personal information by any operator of aesthetic medical services, regardless of merit, the entire aesthetic medical industry and any industry participant including us could experience reputational harm. Our business, financial condition, results of operations and prospects may be materially and adversely affected as a result.

We may not be able to maintain proper inventory levels for our operations.

        To ensure adequate inventory supply, we must forecast inventory needs and place orders with our suppliers based on our estimates of future demand for particular products. We may not be able to accurately forecast demand for supplies because of the difficulties of estimating the demand for our services. In 2016, 2017, 2018 and the six months ended June 30, 2019, our average inventory turnover days were 22.8 days, 29.9 days, 32.2 days and 35.4 days, respectively. The volatile economic environment and fast-evolving demands and preferences of our customers have made accurate projection of inventory levels increasingly challenging.

        Inventory levels in excess of customer demand may result in inventory obsolescence, a decline in inventory values, inventory write-downs or write-offs, or expiration of products, which would cause our gross margin to suffer and could impair the strength of our brand. High inventory levels may also require us to commit substantial capital resources, preventing us from using them for other important business purposes. Conversely, if we underestimate customer demand or if our suppliers fail to provide supplies to us in a timely manner, we may experience inventory shortages. Such inventory shortages might result in unfilled customer needs, damage to our reputation, and have a negative impact on customer relationships and reduce our sales. We cannot assure you that we will be able to maintain proper inventory levels for our operations and such failure may have an adverse effect on our business, financial condition, results of operations and profitability.

We face intense competition, and if we do not compete successfully against new or existing competitors, we may lose our market share and our profitability may be adversely affected.

        We compete with private aesthetic hospitals and clinics and aesthetic medical departments in public general hospitals located in the same geographic areas as our treatment centers. We will also compete with future market entrants as the rapid growth of the aesthetic medical industry in the PRC may attract more domestic or international players to enter. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources and may be able to mimic and adopt our business model. We compete for customers primarily on the basis of location, price, the range and the quality of services that we offer and our brand name. We cannot assure you that we will be able to successfully compete against new or existing competitors. Any inability to successfully compete with new or existing competitors may prevent us from increasing or sustaining our revenue and profitability level and result in a loss of market share.

If we are unable to adapt to changing aesthetic medical trends and our customers' changing needs, we will not be able to compete effectively, which may materially and adversely affect our business, financial condition and results of operations.

        The aesthetic medical market requires us to closely monitor the trends in the market and the needs of our customers, which may require us to introduce new products, technologies, devices, solutions, service categories and treatment procedures and enhance our existing services and procedures. We have active dialogue and exchange of information with experts from well-respected aesthetic medical institutions overseas such as the United States, Europe, Singapore, Japan and South Korea to learn and adopt aesthetic medical solutions, standards and technologies. We must maintain strong relationships with leading overseas aesthetic medical institutions to ensure that we are accessing the latest technology and quickly and cost-effectively responding to our customers' changing needs. We may be required to incur development and acquisition costs to keep pace with new technologies, implement technological innovations or to replace obsolete technologies. If we fail to identify, develop and introduce new products, solutions, service categories, features, enhancements and technologies on a timely and cost-effective basis, demand for our services may decrease and we may not be able to compete effectively or attract customers, which may materially and adversely affect our business and results of operations.

Our revenue is particularly sensitive to changes in economic conditions.

        Demand for our aesthetic medical services and the resulting spending by our customers are particularly sensitive to changes in general economic conditions and our customers' disposable incomes. We cannot assure you that the local economy in the places where we operate can sustain stable growth in consumer spending. During periods of economic downturn, people may reduce their spending on aesthetic medical services, which may materially and adversely affect our ability to generate revenue from these services, and our financial condition and results of operations.

If we are unable to manage our growth effectively, we may not be able to capitalize on new business opportunities and our business and financial results may be materially and adversely affected.

        We have significantly expanded our business in the past few years. Out of our existing network of 21 treatment centers, we have established six treatment centers, acquired eight treatment centers, and obtained minority stakes in one treatment center since January 2014. Our organization may become larger and more complex with the addition of treatment centers in the future. Our expansion may require a significant amount of time from our management and substantial operational, financial and other resources.

        To manage our growth and expansion, and to attain and maintain profitability, we will continue to place significant demands on our management and on our administrative, operational and financial personnel and infrastructure. Our success also depends on our ability to recruit, train and retain additional qualified management personnel and professionals as well as other administrative, sales and marketing personnel. To accommodate our growth, we need to continue managing our relationships with our suppliers and customers. All of these endeavors will require substantial management attention and effort and significant additional expenditure. We cannot assure you that we will be able to manage any future growth effectively and efficiently, and any failure to do so may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and financial results.

We have operations outside of China and intend to expand our international operations, which exposes us to significant risks.

        We have operations throughout China and our network also covers Hong Kong and Singapore. In addition, we entered into an agreement in February 2019 for an investment in LZP, which owns and operates five plastic surgery centers in California. Our business strategy includes further expanding our operations into new markets outside of China. Our company may become larger and more complex with our intended plans to expand into new geographic areas, through a combination of acquisitions and organic growth. The success of our business therefore depends, in large part, on our ability to operate successfully from geographically disparate locations and to further expand our international operations and sales. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those that we face in the China. We cannot assure you that further international expansion will be successful. Among the risks we believe are most likely to affect us are:

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  lack of control, difficulties, inefficiencies and costs associated with staffing and managing foreign operations;

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  greater difficulty collecting accounts receivable and longer payment cycles;

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  compliance with local laws and regulations and unexpected changes in regulatory requirements;

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  reduced protection for intellectual property rights in some countries;

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  the effectiveness of our policies and procedures designed to ensure compliance with similar anti-corruption, anti-money laundering, and sanction laws;

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  potential distraction of management from our China operations;

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  possible tariffs and trade restrictions;

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  foreign taxes;

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  fluctuations in currency exchange rates; and

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  political and economic instability.

        Our failure to manage any of these risks successfully could harm our operations, reduce our revenue, and have other adverse effects on our operating results.

Execution of our strategies to grow our business depends on our ability to successfully expand into new geographic areas in a timely, cost-effective and non-disruptive manner.

        Execution of our strategies to grow our business depends partly on our ability to expand into new geographic areas in a timely, cost-effective and non-disruptive manner, through a combination of acquisitions and organic growth. Our ability to successfully expand into new markets depends on many factors including, among others, our ability to:

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  identify suitable geographic markets for the type of services we offer;

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  identify local consumer preferences;

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  address local market competition;

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  negotiate acceptable lease terms, including desirable tenant allowances;

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  hire, train and retain a growing workforce of doctors and other personnel;

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  successfully integrate new treatment centers into our existing control structure and operations, including our information technology systems; and

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  secure financing or maintain sufficient capital to invest in new treatment centers or making acquisitions.

        If we fail to expand into new markets in a timely and cost-effective manner, whether through organic growth or through acquisitions, our overall business growth strategy and prospects could be materially and adversely affected.

We may be unable to identify or execute acquisition opportunities, businesses we acquire may have unknown or contingent liabilities, and we may not realize the benefits we anticipate from such acquisitions, which may materially and adversely affect our business, financial condition, results of operations and prospects.

        Our success depends on our ability to continually enhance and broaden our service offerings in response to changing customer demands, competitive pressures and innovation. We may consider opportunities to partner with or acquire other businesses, products or technologies that may enhance our services platform or technology, expand the breadth of our operations or customer base or advance our business strategies. We may not be able to identify suitable targets for acquisition, or negotiate commercially acceptable terms for acquisitions. Even if we are able to identify suitable targets, such acquisitions can be difficult, time consuming and costly and we may not be able to secure necessary financing for the acquisitions. Businesses that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with relevant laws, rules and regulations. In acquiring the treatment centers, we typically require sellers to indemnify us for any claims and liabilities that are in connection with or arise from a time prior to our acquisitions.

        However, we could suffer reputational harm for actual or alleged inferior service or harm that occurred at treatment centers prior to our acquisition and need to respond to claims initially as unsatisfied customers will likely pursue their claims against the treatment centers and us. Depending on the circumstances of the sellers, the indemnities we receive from them may not be sufficient or forthcoming, due to bankruptcy or disappearance of sellers or otherwise. Historically, certain entities we have acquired failed to comply with certain regulations and the sellers did not provide sufficient indemnities. As a result, we may be liable for historical defects. Even if we have received indemnities, our reputation may be harmed because of the sellers' historical defects. We maintain contact with the sellers of the treatment centers we acquired post acquisitions. Some of the sellers of our acquired treatment centers remain as minority shareholders of these subsidiaries. Moreover, any financial mitigation we receive from sellers of these treatment centers may not mitigate against any reputational harm we may suffer as a result of these claims. In addition, future acquisitions and subsequent integration of newly acquired assets and businesses into our own could be expensive and time-consuming, require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. If we are not able to identify, capture or execute opportunities to expand our operations successfully through acquisitions, or suffer reputational or financial harm caused by unknown or contingent liabilities of the treatment centers we acquire, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Newly opened and acquired treatment centers may not achieve operating results as anticipated, which could materially and adversely affect our results of operations.

        It typically takes newly opened and acquired treatment centers a period of time to achieve a utilization rate comparable to our existing treatment centers, due to factors such as time needed to build customer awareness in the local community and to integrate new treatment centers' operations into our existing infrastructure. The opening and acquisition of new treatment centers involve regulatory approvals and reviews by various authorities in China, including health authorities. We may not be able to obtain all the required approvals, permits or licenses for opening and acquisitions of treatment centers in a timely manner or at all. We may not be able to fully utilize the newly opened and acquired treatment centers as anticipated due to our inability or material delay in obtaining the required approvals, permits or licenses and any substantial increase in costs to ramp up operations and utilization. In addition, the operating results generated at the newly opened and acquired treatment centers may not be comparable to the operating results generated at any of our existing treatment centers. The treatment centers may even operate at a loss, which could materially and adversely affect our results of operations. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors affecting our results of operations—Our expansion through organic growth and acquisitions." As a result, our results of operations may fluctuate from year to year. For details of our expansion plans, see "Business—Our Strategies." Therefore, period-to-period comparisons of our operating results may not be meaningful and you should not rely on them to predict our future performance or the price of our ADSs.

If we fail to obtain sufficient funding for our expansion plans, our business and growth prospects may be adversely affected.

        We believe that our current cash and cash equivalents, anticipated cash flow from operations, available credit facilities, and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months from the date of this prospectus. We may, however, require additional cash resources to finance our continued growth or other future developments, including any marketing initiatives or investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new treatment centers openings, investments in acquired treatment centers and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing. To the extent that we raise additional financing by selling additional equity, our shareholders may experience dilution. To the extent we engage in debt financing, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service the debt obligations or are unable to comply with such debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

        Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, some of which are beyond our control, including general economic and capital market conditions, credit availability from banks or other lenders, the consents of our prior creditors, receipt of necessary PRC government approvals, investors' confidence in us, the performance of the aesthetic medical treatment industry in general, and our operating and financial performance in particular. We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all. In the event that financing is not available or is not available on terms acceptable to us, our business, results of operations and growth prospects may be adversely affected.

We are dependent on certain key members of our senior management and other key employees, and our business, financial condition and results of operations will suffer greatly if we lose their services.

        We are dependent on certain key members of our senior management team, some of whom have been with us since our inception, to manage our current operations and meet future business challenges. In particular, we rely on the expertise, experience and leadership of Dr. Zhou Pengwu, our chairman and chief executive officer and Ms. Ding Wenting, our vice-chairwoman and spokesperson.

        We do not maintain key personnel insurance. Competition for competent candidates in the industry is intense and the pool of competent candidates is limited. The loss of any key members of our senior management team could materially disrupt our operations and delay the implementation of our business strategies. In addition, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely limit our business and growth. In addition, if any member of our senior management team or key employees joins a competitor or forms a competing business, we may lose know-how, trade secrets, customers and key professionals and staff. We have entered into employment agreements, confidentiality and non-compete agreements with all of the key members of our management team. We cannot assure you, however, the extent to which any of these agreements will be enforceable under the applicable laws. For more details, see "—Risks relating to doing business in the PRC—Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us." If, as a result of similar incidents, or events, we may lose the services of key members of our senior management, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property rights, which could harm our brand and our business.

        We believe our trademarks and other intellectual property rights are crucial to our success. Our principal intellectual property rights include our trademarks for the "Pengai" brand. Although we rely on the registration of trademarks and applicable laws to protect our intellectual property rights, these measures may not be sufficient to prevent misappropriation of our intellectual property rights. There is no assurance that third parties will not infringe on our intellectual property rights. Our efforts to enforce or defend our intellectual property rights may not be adequate, may require significant attention from our management and may be costly. We may have to initiate legal proceedings to defend the ownership of our trademarks or brand against any infringement by third parties, which may be costly and time-consuming, and we might be required to devote substantial management time and resources in an attempt to achieve a favorable outcome. Furthermore, the outcome of any legal actions to protect our intellectual property rights may be uncertain. If we are unable to adequately protect or safeguard our intellectual property rights, our business, financial condition, results of operations and prospects may be adversely affected.

        In addition, as permitted by the PRC laws, other parties may register trademarks which may look similar to our registered trademarks under certain circumstances, which may cause confusion among consumers. We may not be able to prevent other parties from using trademarks that are similar to ours and our consumers may confuse our treatment centers with others using similar trademarks. In such case, the goodwill and value of our trademarks and the public perception of our brand and our image may be adversely affected. A negative perception of our brand and image could have a material and adverse effect on our sales, and therefore on our business, financial condition, results of operations and prospects.

Our business is subject to seasonality.

        Our operating results are exposed to seasonal fluctuations in demand for our services. During 2016, 2017 and 2018, we experienced relatively higher customer visits in the second half of each financial year, which was mainly because (i) customers tend to come to our treatment centers and receive our services in summer, which led to an increased number of procedures performed in the second half of the year; and (ii) we also experienced a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and in anticipation of the subsequent New Year and Chinese New Year holidays. As such, our revenue was slightly higher in the second half of each financial year during 2016, 2017 and 2018.

Our historical financial and operating results may not be indicative of future performance, and we may not be able to achieve and sustain the historical level of revenue and profitability.

        Our historical results may not be indicative of future performance. Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the future price of the ADSs to decline. Our revenue, cost, expenses and operating results may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, new trends in the aesthetic medical market and our ability to control costs and operating expenses. Our operations largely depend on our ability to retain current customers and attract new ones, encourage more spending by our customers, continue adopting innovative technologies and introducing new services in response to customer demand, increase brand awareness through marketing and promotional activities and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of them in the future. We believe that period-to-period comparisons of our operating results during the past two years may not be indicative of our future performance and you should not rely on them to predict the future performance of our operating results or ADSs.

Landlords' lack of required permits, failure to renew leases, failure to fulfill the procedure of leasing or substantial increases in rents may materially and adversely affect our business and financial performance.

        Most real estate for our treatment centers is leased. The availability of commercially attractive locations for our treatment centers is important to our business. Upon the expiry of each of the lease agreements, we have to negotiate terms of renewal with the relevant landlord. As there has been a general increase in rent for commercial properties in the PRC in recent years, and as a majority of our treatment centers are located on premises leased from independent third parties in central urban locations, there is no guarantee that we can renew the leases or negotiate new leases on similar or favorable terms (including, without limitation, on similar tenure and with similar rent) in the future, if at all, or that the leases will not be terminated early by the landlords. In the event that we are required to seek alternative locations for our treatment centers, there is no guarantee that we can secure comparable locations or negotiate leases on comparable terms. In addition, the use of certain of our leased buildings is inconsistent with the permitted use of such buildings or such land and some landlords or lessors did not obtain sufficient approvals, permits and registrations from the governmental authorities and the other third parties. If any challenge from any government authority or a third party arises, our lease agreement may be invalidated. Furthermore, certain of our lease agreements have not been filed with the PRC authorities, which may subject us to fines if the relevant PRC authority requires us to rectify and we fail to do so within a specified period of time. In addition, certain of our leased properties are subject to mortgage. We may be forced to relocate in the event that the mortgagees are entitled to exercise their rights under the relevant mortgages. All these factors may have an adverse impact upon our business operation, financial position and our future potential growth.

We are not in full compliance with social insurance, housing provident funds and income tax contributions.

        We are required to make social insurance, housing provident funds and income tax contributions for the benefit of employees of our PRC subsidiaries under PRC laws and regulations. Our PRC subsidiaries have not made social insurance, housing provident funds and income tax contributions in full for all of their employees. Companies operating in the PRC are also required to withhold individual income tax on employees' salaries based on the actual salary of each employee upon payment. Our PRC subsidiaries have not fully withheld the individual income tax in accordance with the relevant PRC laws and regulations.

        Under the relevant PRC laws and regulations, the relevant PRC authorities may determine that we need to make supplemental social insurance and housing fund contributions and that we are subject to fines, supplementary payment and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, in which case our business, financial position or operation may be adversely affected. With respect to the underwithheld individual income tax, we may be required by relevant PRC authorities to make up sufficient withholding and pay late fees and fines. In addition, some of our PRC subsidiaries make social insurance for employees of other PRC subsidiaries, in which case we are subject to fines and adverse record on our credit files. If so, our business, financial position or operation may be adversely affected.

Our business is subject to professional and other liabilities for which we may not be insured.

        We are exposed to potential liabilities that are inherent to the aesthetic medical and healthcare industries. Our treatment centers have been the subject of such claims during the three years ended December 31, 2018. As of the date of this prospectus, we maintain professional malpractice liability insurance for key doctors and medical staff in most of our aesthetic medical treatment centers. However, we may face liabilities that exceed our available insurance coverage or arise from claims outside the scope of our insurance coverage. For example, although the scope of our insurance generally covers all of the treatments and services we provide, from time to time, we have commenced operations at new treatment centers before those centers were added to our group insurance coverage package. As a result, the operations at those centers temporarily exceeded the scope of our insurance coverage while we worked with our insurers to extend coverage to those centers. In 2016, 2017, 2018 and the six months ended June 30, 2019, revenue generated from our operations at treatment centers while outside the scope of our insurance coverage amounted to 3.7%, 3.0%, 2.2% and 0.7% of our total revenue, respectively. In 2016, 2017, 2018 and the six months ended June 30, 2019, we incurred costs of RMB0.7 million, RMB0.9 million, RMB1.5 million (US$0.2 million) and RMB0.7 million (US$0.1 million), respectively, in connection with settlements which were not covered by our insurance. Our insurance policies are subject to annual renewal and we may not be able to obtain malpractice insurance in the future on acceptable terms or at all. In addition, our insurance premiums could be subject to increases in the future, which may be material. If the coverage limits are inadequate to cover our liabilities or our insurance costs continue to increase as a result of liability claims or other litigation, then our business, financial condition and results of operations may be adversely affected.

We could be exposed to risks related to our management of customers' medical data.

        Our treatment centers collect and maintain medical data and treatment records of our customers. PRC laws and regulations generally require medical institutions and their medical personnel to protect the privacy of their customers and prohibit unauthorized disclosure of personal information. Such medical institutions and their medical personnel will be liable for damage caused by divulging the customers' private or medical records without consent. We have taken measures to maintain the confidentiality of our customers' medical records, including encrypting such information in our information technology system so that it cannot be viewed without proper authorization and setting internal rules requiring our employees to maintain the confidentiality of our customers' medical records. However, these measures may not always be effective in protecting our customers' medical records. Our information technology systems could be breached through hacking. Personal information could be leaked due to any theft or misuse of personal information due to misconduct or negligence. In addition, although we do not make the customers' medical records available to the public, we use such data on an aggregated basis after redacting personally identifiable information for marketing purposes. Although we believe our current usage of customers' medical records is in compliance with applicable laws and regulations governing the use of such information, any change in such laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data. Failure to protect customers' medical records, or any restriction on or liability as a result of, our use of medical data, could have a material adverse effect on our business.

A technological failure, security breach or other disruptions of our computer network infrastructure and centralized information technology systems may interrupt our business.

        Our computer network infrastructure and information technology systems are critical for our operation, such as billing, financial and budgeting data, customer records and inventory. We regularly maintain, upgrade and enhance the capabilities of our information technology systems to meet operational needs. Any failure associated with our information technology systems, including those caused by power disruption or loss, natural disasters, computer viruses or hackers, network failures or other unauthorized tampering, may cause interruptions in our ability to provide services to our clients, keep accurate records, and maintain proper business operations, which may adversely affect our business, financial condition and results of operations.

        In addition, a variety of our software systems are hosted by third-party service providers whose security and information technology systems are subject to similar risks. The failure of our or our service providers' information technology could disrupt our entire operation or result in decreased sales, increased overhead costs and product shortages, all of which could have a material adverse effect on our reputation, business, financial condition and results of operations.

Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases in the PRC could prevent us from effectively serving our customers and thus adversely affect our results of operations.

        Any occurrence of force majeure events, natural disasters or outbreaks of epidemics, including those caused by avian influenza or swine influenza, may restrict business activities in the areas affected and materially and adversely affect our business and results of operations. Since early 2013, there have been outbreaks of highly pathogenic avian flu, caused by the H7N9 virus, in certain parts of China, and in early 2009, there were reports of outbreaks of a highly pathogenic swine flu, caused by the H1N1 virus, in certain regions of Asia and Europe. Moreover, the PRC has experienced natural disasters like earthquakes, floods and droughts in the past few years. Any future occurrence of several natural disasters in the PRC may materially and adversely affect its economy and therefore our business. An outbreak of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include restrictions on our ability to provide services to our customers, as well as cause temporary closure of our treatment centers. Such closures or service restrictions would severely disrupt our operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases.

The significant amount of advertising and marketing expenses spent on enhancing our brand awareness may not be effective and may adversely affect our results of operations.

        We plan to enhance our brand recognition among our existing and target customers along with our expansion into new geographic areas. Our sales and marketing strategies are key to enhancing our brand awareness. In connection with our strategic expansion into new markets, we normally increase advertising of our brand through various advertising media platforms, which requires significant expenses before these newly opened treatment centers reach expected profit levels, thereby affecting our overall profitability. In 2016, 2017, 2018 and the six months ended June 30, 2019, our advertising and marketing expenses were RMB157.8 million, RMB227.5 million, RMB245.9 million (US$35.8 million) and RMB116.5 million (US$17.0 million), respectively. We expect the trend of increased advertising and marketing spending to continue as we spend on an increasingly diverse array of online and mobile search engines, marketing and social media platforms. If we do not adequately spend on such platforms, or effectively select or utilize the right platforms, we may not generate the desired result from our advertising spending. Moreover, it may take months or several years to implement our sales and marketing strategies and such time is hard to predict. As a result, we cannot guarantee that our marketing spending or the marketing strategies we have adopted or plan to adopt will have their anticipated effect or generate sustainable revenue and profit.

If we fail to maintain and further develop our direct sales force and partner networks, our business could suffer. Additionally, our third-party partners may not effectively promote our services or may engage in activities that could harm our reputation and sales of our products and services.

        We rely on our direct sales force and partner networks to generate sales, including referral arrangements with businesses in the beauty industry such as hairdressers. However, if we fail to maintain or develop our sales force and partner networks, or if any of our partners are ineffective in promoting our services or engage in activities that harm our reputation, it could have a material adverse effect on our ability to generate sales, which could have a material adverse effect on our business, financial condition and results of operations.

The shares of certain of our subsidiaries are subject to share charges under the terms of our convertible notes.

        On December 8, 2016, we issued a convertible note to Peak Asia Investment Holdings V Limited with an aggregate principal amount of $8.7 million. As a security interest on the convertible note, we charged all the shares of our subsidiaries, Dragon Jade Holdings Limited, Peng Oi Investment (Hong Kong) Holdings Limited and Peng Yida Business Consulting (Shenzhen) Co, Ltd., which directly and indirectly wholly own our operating companies. See "Our History and Corporate Structure." To the extent we default on the convertible note and the holder of the convertible note seeks to enforce claims against us, the holder of the convertible note could obtain title to these shares, which could dilute our ADR holders' indirect equity ownership in these operating subsidiaries and the interest of the ADR holders will be materially adversely affected.

We may grant employee share options and other share-based compensation awards in the future. Any additional grant of employee share options and other share-based compensation awards in the future may have a material adverse effect on our results of operations.

        We have adopted and may in the future adopt employee share option plans for the purpose of granting share-based compensation awards to our employees, officers, directors and other eligible persons to incentivize their performance and align their interests with ours. As of the date of this prospectus, options to purchase 5,814,952 ordinary shares are issued and outstanding under the Share Incentive Plan. For more information on these share incentive plans, see "Management—Share Incentive Plan." As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. We are required to account for share-

based compensation in accordance with IFRS 2—Share-based Payment, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected. The expenses associated with share-based compensation will decrease our profitability, and the additional awards issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by such share-based awards.

During the preparation of our consolidated financial statements included in this prospectus, a material weakness was identified in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

        During the preparation of our consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018 included in this prospectus, a material weakness was identified in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy the material weakness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting." However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that it has been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

        Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

Risks relating to our corporate structure

If the PRC government deems that the Contractual Arrangements do not comply with PRC laws and regulations, or if these laws and regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests received through the Contractual Arrangements.

        Since the Industry Catalog for Guiding Foreign Investment (Revision 2015), or the Foreign Investment Catalog 2015, became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, which percentage was stipulated in the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, or the JV Interim Measures. We historically held more than 70.0% in five of our PRC subsidiaries after the effective date of the Foreign Investment Catalog 2015, namely Yantai Pengai Jiayan Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd., and Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. We decreased our shareholdings in these PRC subsidiaries to 70.0% by transferring excess equity interests to Dr. Zhou Pengwu and certain of our employees in 2018. In connection with such equity transfer to Dr. Zhou and Dr. Zhou Pengwu's shareholding, in Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., which he acquired from other shareholders in 2018 and 2019, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu and the Relevant Subsidiaries, among other parties, with respect to the Target Equity Interests. For details of the Contractual Arrangements, see "Our History and Corporate Structure—Contractual arrangements with respect to Target Equity Interests."

        In the opinion of Han Kun Law Offices, our PRC legal counsel, the execution, delivery and performance of each of the Contractual Arrangements by the parties thereto, and the consummation of the transactions contemplated thereunder, both currently and immediately after giving effect to this offering, do not and will not result in any violation of any explicit requirement under applicable PRC Laws currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including those relating to foreign investment restrictions and the Foreign Investment Law (as defined below). There can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

        It is uncertain whether any new PRC laws or regulations relating to Contractual Arrangements will be adopted, or if adopted, what they would provide. In particular, the Ministry of Commerce of the

PRC, or MOFCOM published discussion drafts of a proposed Foreign Investment Law for public review and comments in January 2015, December 2018 and January 2019 respectively and on March 15, 2019, the National People's Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020. See "—Risks relating to doing business in the PRC—Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us".

        If our ownership structure, Contractual Arrangements or businesses of the Relevant Subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or if the Relevant Subsidiaries fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

  •
  revoking the Contractual Arrangements;

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  imposing fines, confiscating the income from the Relevant Subsidiaries, or imposing other requirements with which we may not be able to comply;

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  discontinuing or restricting our operations in the PRC;

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  imposing conditions or requirements with which we may not be able to comply; or

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  taking other regulatory or enforcement actions that could be harmful to our business.

        Any of these actions could materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our failure to receive the economic benefits of the Target Equity Interests, we may not be able to consolidate the above in our consolidated financial statements in accordance with IFRS as issued by IASB.

The Contractual Arrangements may not be as effective in providing control as direct ownership and Relevant Subsidiaries or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements.

        We own and hold 70.0% of equity interests in the Relevant Subsidiaries (except for Shenzhen Pengai Xiuqi and Yantai Pengai Jiayan, in which we hold 67.0% and 65.0% equity interest, respectively) and will rely on the Contractual Arrangements to control the Target Equity Interests in the Relevant Subsidiaries. The Contractual Arrangements may not be as effective as direct ownership in controlling over the Target Equity Interests. If the Relevant Subsidiaries and/or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. These legal remedies may not be as effective as direct ownership in controlling the Target Equity Interests. All the agreements under the Contractual Arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these Contractual Arrangements will be resolved through arbitration in China. However, the legal framework and system in China are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce Contractual Arrangements. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements should be interpreted or enforced under PRC law. Significant uncertainties remain regarding the ultimate outcome of such arbitration. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and cause a delay. If we fail to enforce Contractual Arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing Contractual Arrangements, our control over the Target Equity Interests may be negatively affected.

Dr. Zhou Pengwu may have potential conflicts of interest with us, which may materially and adversely affect our control over the Target Equity Interests.

        We have control over the Relevant Subsidiaries by holding 70.0% of equity interest in each of the Relevant Subsidiaries (except for Shenzhen Pengai Xiuqi and Yantai Pengai Jiayan, in which we hold 67.0% and 65.0% equity interest, respectively), and we control the Target Equity Interests directly held by Dr. Zhou Pengwu through the Contractual Arrangements. Dr. Zhou Pengwu may have potential conflicts of interest with us due to his role as director of our company and director of certain of the Relevant Subsidiaries, as what is in the best interests of the Relevant Subsidiaries may not be in the best interests of our company. Dr. Zhou Pengwu may breach or refuse to renew the existing Contractual Arrangements we have with him and the Relevant Subsidiaries, which would materially and adversely affect our control over the Target Equity Interests and our ability to receive economic benefits in connection with the Target Equity Interests. If Dr. Zhou Pengwu breaches Contractual Agreements or otherwise has disputes with us, we may have to initiate arbitration or other legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly distract our management's attention, adversely affect our ability to control the Target Equity Interests and otherwise result in negative publicity and adversely affect the reputation of our treatment centers. There is no assurance that the outcome of any such dispute or proceeding will be in our favor.

Our Contractual Arrangements with the Relevant Subsidiaries may be subject to scrutiny by the PRC tax authorities and they may determine that we owe additional taxes, which could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities, and additional taxes and interest may be imposed. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm's length principles. We may be subject to material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements between Shenzhen Pengai Investment, Dr. Zhou Pengwu and the Relevant Subsidiaries were not entered into on an arm's length basis and make special tax adjustments to the tax positions of Shenzhen Pengai Investment and Dr. Zhou Pengwu.

        In addition, if Shenzhen Pengai Investment exercises the option to purchase all or any part of the Target Equity Interests, the equity interest transfer price may be subject to review and tax adjustment by the relevant tax authority. Dr. Zhou Pengwu will be subject to personal income tax on the difference between the equity interest transfer price and the amount he has paid to obtain the Target Equity Interests. According to the exclusive option agreement under the Contractual Arrangements, Dr. Zhou Pengwu may pay the remaining amount to Shenzhen Pengai Investment, and the amount to be received by Shenzhen Pengai Investment may also be subject to enterprise income tax. Such tax amounts could be substantial, and our financial condition may be adversely affected as a result.

        Furthermore, the PRC tax authorities may impose any late payment fees and other penalties on the Relevant Subsidiaries for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if any of the Relevant Subsidiaries' tax liabilities increase or if late payment fees and other penalties are imposed.

If the PRC government deems our PRC medical centers as "Sino-Foreign Equity Medical Institutions," we could be subject to certain liabilities for the failure to be compliance with the JV Interim Measures.

        Since the Foreign Investment Catalog 2015 became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%, the percentage stipulated in the JV Interim Measures. We own and hold our equity interests in the PRC treatment centers indirectly through Pengai Investment. Since the JV Interim Measures do not address the equity percentage of a medical institution held indirectly by a non-PRC entity through its subsidiary in the PRC, we do not believe that we, both prior to and after we decreased our indirect shareholding in the Relevant Subsidiaries to 70.0%, are in violation of any explicit provision of the JV Interim Measures. However, we cannot assure you that the PRC regulatory authorities will not take a different view in the future. In the case that the PRC government authorities deem our PRC medical centers as a Sino-Foreign Equity Medical Institution, we may face liabilities for not meeting the requirements or administrative procedures for Sino-Foreign Equity Medical Institutions historically.

Risks relating to doing business in the PRC

The enforcement of the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and limit our flexibility to use labor. Our failure to comply with PRC labor-related laws may expose us to penalties.

        On June 29, 2007, the Standing Committee of the National People's Congress of China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years and will reach the statutory retirement age within ten years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. As a result, our ability to terminate employees is significantly restricted. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

        Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time. The requirement to maintain employee benefit plans has not been implemented consistently by local governments in China given the different levels of economic development in different locations. We did not pay, or were not able to pay, certain past social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. We may be subject to fines and penalties for our failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. We have not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the financial statements. If we are subject to penalties, late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The PRC's economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, our ability to operate our business, our liquidity and our access to capital.

        Most of our operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China. China's economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange allocation of resources, an evolving regulatory resources, and a lack of sufficient transparency in the regulatory process. While the PRC economy has experienced significant growth over the past 40 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the PRC government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operation. More generally, if the business environment in China deteriorates from the perspective of domestic or international investment, our business in China may also be adversely affected.

Uncertainties with respect to the PRC legal system and changes in laws, regulations and policies in China could materially and adversely affect us.

        We conduct our business primarily through our subsidiaries in China. PRC laws and regulations govern our operations in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China, which may not sufficiently cover all of the aspects of our economic activities in China. In addition, the implementation of laws and regulations may be in part based on government policies and internal rules that are subject to the interpretation and discretion of different government agencies (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability regarding our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations. Furthermore, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties could materially and adversely affect our business and results of operations.

        In January 2015, the Ministry of Commerce of the PRC, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law, or the 2015 Draft Foreign Investment Law. The National People's Congress published another discussion draft of the Foreign Investment Law and its amendment, or the 2018 Draft Foreign Investment Law, on December 2018 and January 2019 respectively. On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020, or the 2019 Foreign Investment Law. Among other things, the 2015 Draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company should be treated as a foreign invested enterprise, or FIE. Once an entity falls within the definition of FIE, it may be subject to foreign investment "restrictions" or "prohibitions" set forth in a "negative list" to be separately issued by the State Council. If an FIE proposes to conduct business in an industry subject to foreign investment "restrictions" in the "negative list," the FIE must go through a pre-approval process. The 2019 Foreign Investment Law have revised the definition of "foreign investment" and removed all references to the definitions of "actual control" or "variable interest entity structure" under the 2015 Draft Foreign Investment Law, and have further specified that all "foreign investments" shall be conducted pursuant to the negative list issued or approved to be issued by the State Council.

        Notwithstanding the above, the 2019 Foreign Investment Law stipulates that foreign investment includes foreign investors investing in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council. There are possibilities that the Contractual Arrangements adopted by us will be deemed as a form of foreign investment, at which time it will be uncertain whether our investment in treatment centers in China and the Contractual Arrangements will be deemed to be in violation of the foreign investment regulations and how they will be handled. Therefore, there is no guarantee that the Contractual Arrangements, our business and operation will not be materially and adversely affected in the future due to the changes in PRC laws and regulations.

        In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Changes in international trade policies and barriers to trade or the emergence of a trade war may dampen growth in China and other markets where we operate, and our business operations and results may be negatively impacted.

        The U.S. administration under President Donald J. Trump has advocated for greater restrictions on international trade in general, which significantly increases import tariffs on certain goods into the U.S., particularly from China. President Trump has also taken steps toward restricting trade in certain goods. For example, in 2018, the U.S. government announced three finalized tariffs that applied exclusively to products imported from China, totaling approximately US$250 billion, and in May 2019 the U.S. government increased the rate of certain import tariffs previously levied on Chinese products from 10% to 25%. In addition, in August 2019, President Trump threatened to impose additional tariffs on remaining Chinese products, totaling approximately US$300 billion, while the U.S. government declared China as a currency manipulator. In light of such events, trade tensions between China and the U.S. may intensify, and the U.S. government may adopt even more drastic measures in the future. China and other countries have retaliated, and may further retaliate, in response to new trade policies, treaties and tariffs implemented by the U.S. government. Such retaliatory measures may further escalate existing tensions between the countries or even lead to a trade war. Such escalation of trade tensions and the proposed tariffs may cause further depreciation of the RMB currency and a contraction of certain PRC industries. As such, there may be potential decrease in the spending power of our target customers, a negative impact on our operations or on our suppliers, and/or a contraction of the PRC aesthetic medical services market. We may have access to fewer business opportunities, and our operations may be negatively impacted. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, and/or our results of operations, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act, or FCPA, Chinese anti-unfair competition laws and relevant tax laws, and any determination that we have violated these laws could have a material adverse effect on our business or our reputation.

        Following this offering, we will be subject to the FCPA. The FCPA generally prohibits us from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We are also subject to the anti-bribery laws of other jurisdictions, particularly China. As our business expands, the applicability of the FCPA and other anti-bribery laws to our operations will increase. Our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees or agents. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-bribery laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have a material adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

        Some of our PRC subsidiaries may pay commissions to or reimburse the expenses and costs incurred by individuals or entities if they recommend customers. Pursuant to the Anti-Unfair Competition Law of the PRC, amended and effective on April 23, 2019, commissions to suppliers are permitted if the parties properly reflect such commissions in their financial records. We are also required to withhold individual income tax in the case the referee is an individual. We have reflected such commissions on our financial records and withheld individual income tax based on our understanding. However, as we do not regard the reimbursement of expenses and costs as part of the commissions, reimbursement paid to the referee may not be reflected on our financial records or have individual income tax withheld. There is no assurance that the relevant PRC authorities will take a view consistent with our understanding. As of the date of this prospectus, we have not received any penalty decisions from any relevant PRC authorities. However, we cannot assure you that we will not be subject to penalty due to allegations of violating relevant commercial bribery or anti-unfair competition laws or tax laws in the future by the local authorities in the regions where we have operations or that we will be able to defend ourselves against such allegations. If we become subject to penalties or fines for violating relevant commercial bribery or anti-unfair competition laws and/or tax laws, our business and reputation may be adversely affected.

Restrictions on currency exchange may limit our ability to receive and use financing in foreign currencies, including proceeds from this offering, effectively.

        Our PRC subsidiaries' ability to obtain foreign exchange is subject to significant foreign exchange controls and, in the case of transactions under the capital account, requires the approval of and/or registration with PRC government authorities, including the Chinese State Administration of Foreign Exchange, or SAFE. In particular, if we finance our PRC subsidiaries by means of foreign debt from us or other foreign lenders, the amount is not allowed to, among other things, exceed the statutory limits and such loans must be registered with the local counterpart of the SAFE. If we finance our PRC subsidiaries by means of additional capital contributions, the amount of these capital contributions must first be registered or filed by the relevant government authority.

        In the light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations, filings or obtain the necessary government approvals on timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations, filings, or obtain such approval, our ability to use the proceeds we receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC resident beneficial owners or our wholly foreign-owned subsidiaries in China to liability or penalties, limit our ability to inject capital into these subsidiaries, limit these subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        In October 2005, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75, that requires PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents.

        In July 2014, SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37 and overruled SAFE Circular 75 on the same date. SAFE Circular 37 requires PRC residents or entities to register with of the SAFE or its local branches in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle." The term "control" under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of or any significant changes with respect to the special purpose vehicle. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration under SAFE Circular 37 from June 2015. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, our wholly foreign-owned subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to our wholly foreign-owned subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

        To our knowledge, besides Dr. Zhou and Ms. Ding, who have fulfilled the registration under SAFE Circular 75, and besides Shanghai Qiangshi Business Information Consultant Co., Ltd, who have fulfilled the procedure of overseas investment for the purpose of purchasing and maintain our company's ordinary shares by Wise Sunny Limited, we are not aware of any PRC residents or entities who hold direct or indirect interests in our company and are subject to SAFE filing or registration requirements, and we will request PRC residents who we know hold direct or indirect interests in our company, if any, to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents or entities will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of our PRC resident or entities shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our wholly foreign-owned subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        PRC regulations and rules concerning mergers and acquisitions including the Rules on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules with respect to mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, according to the Anti-Monopoly Law of PRC promulgated on August 30, 2007 and the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations, or the Prior Notification Rules issued by the State Council in August 2008 and amended on September 2018, the concentration of business undertakings by way of mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the MOFCOM when the threshold is crossed and such concentration shall not be implemented without the clearance of prior notification. In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Security Review Rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire the de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review by structuring the transaction through, among other things, trusts, entrustment or contractual control arrangements. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. We believe that our business is not in an industry that raises "national defense and security" or "national security" concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Our business benefits from certain financial incentives and discretionary policies granted by local governments. Expiration of, or changes to, these incentives or policies would have an adverse effect on our results of operations.

        In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries as part of their efforts to encourage the development of local businesses. The Circular on the Relevant Tax Policies in Respect of Medical and Hygiene Institutions issued by the State Administration of Taxation, or the SAT and Ministry of Finance that became effective in July 2000 and amended in 2009, specifies that to support the development of profitable medical institution, the following preferential policy shall be applied to the income derived by profitable medical institution as is directly used to improve the medical and hygiene service conditions within three years after the date of obtaining practice registration: (1) the self-produced preparation for its own use shall be exempted from any value-added tax; and (2) the property, land, vehicles and vessels for the profitable medical institution's own use shall be exempted from real estate tax, land-use tax of cities and towns and operation tax of vehicle and ship. Upon the expiration of the term of three years for exempting from tax, the tax collection shall be restored. The Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax issued by the State Administration of Taxation, or the SAT and Ministry of Finance that became effective in May 2016, specifies that medical institutions which provide the medical services are exempted from value-added tax during the pilot scheme period for levying VAT in place of business tax. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. In addition, some of the government financial incentives are granted on a project basis and subject to the satisfaction of certain conditions, including compliance with the applicable financial incentive agreements and completion of the specific project therein. We cannot guarantee that we will satisfy all relevant conditions, and if we do so we may be deprived of the relevant incentives. We cannot assure you of the continued availability of the government incentives currently enjoyed by us. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

        The PRC Enterprise Income Tax Law, or the EIT Law and the Regulation on the Implementation of the EIT Law, effective as of January 1, 2008, define the term "de facto management bodies" as "bodies that substantially carry out comprehensive management and control on the business operation, employees, accounts and assets of enterprises." Under the EIT Law, an enterprise incorporated outside of PRC whose "de facto management bodies" are located in PRC is considered a "resident enterprise" and will be subject to a uniform 25% enterprise income tax, or EIT, rate on its global income. On April 22, 2009, PRC's State Administration of Taxation, or the SAT, in the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, further specified certain criteria for the determination of what constitutes "de facto management bodies." If all of these criteria are met, the relevant foreign enterprise may be regarded to have its "de facto management bodies" located in China and therefore be considered a PRC resident enterprise. These criteria include: (i) the enterprise's day-to-day operational management is primarily exercised in China; (ii) decisions relating to the enterprise's financial and human resource matters are made or subject to approval by organizations or personnel in China; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholders' meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in China. Although SAT Circular 82 only applies to foreign enterprises that are majority-owned and controlled by PRC enterprises, not those owned and controlled by foreign enterprises or individuals, the determining criteria set forth in SAT Circular 82 may be adopted by the PRC tax authorities as the test for determining whether the enterprises are PRC tax residents, regardless of whether they are majority-owned and controlled by PRC enterprises.

        We believe that neither our company nor any of our subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities, and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that our company or any of its subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, that entity would be subject to a 25% enterprise income tax on its global income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. If such entity derives income other than dividends from its wholly-owned subsidiaries in China, a 25% EIT on its global income may increase our tax burden. Dividends paid to a PRC resident enterprise from its wholly-owned subsidiaries in China may be regarded as tax-exempt income if such dividends are deemed to be "dividends between qualified PRC resident enterprises" under the EIT Law and its implementation rules. However, we cannot assure you that such dividends will not be subject to PRC withholding tax, as the PRC tax authorities, which enforce the withholding tax, have not yet issued relevant guidance.

        In addition, if we are classified as a PRC resident enterprise for PRC tax purposes, we may be required to withhold tax at a rate of 10% from dividends we pay to our shareholders, including the holders of the ADSs, that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. Furthermore, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

        We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. If any of our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, Peng Yi Da, which is a wholly foreign-owned enterprise may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

        Our PRC subsidiaries generate primarily all of their revenue in renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their renminbi revenues to pay dividends to us.

        In response to the persistent capital outflow in China and renminbi's depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and the SAFE have promulgated a series of capital control measure over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments.

        The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We and our shareholders face uncertainties in the PRC with respect to indirect transfers of equity interests in PRC resident enterprises.

        The indirect transfer of equity interest in PRC resident enterprises by a non-PRC resident enterprise, or Indirect Transfer, is potentially subject to income tax in China at a rate of 10% on the gain if such transfer is considered as not having a commercial purpose and is carried out for tax avoidance. The SAT has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years. SAT Circular 7 sets out the scope of Indirect Transfers, which includes any changes in the shareholder's ownership of a foreign enterprise holding PRC assets directly or indirectly in the course of a group's overseas restructuring, and the factors to consider in determining whether an Indirect Transfer has a commercial purpose. An Indirect Transfer satisfying all the following criteria will be deemed to lack a bona fide commercial purpose and be taxable under PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in China, or 90% or more of its income is derived directly or indirectly from China; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable assets are limited and are insufficient to prove their economic substance; and (iv) the non-PRC tax payable on the gain derived from the indirect transfer of the PRC taxable assets is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, a non-resident enterprise's buying and selling shares or ADSs of the same listed foreign enterprise on the public market will fall under the safe harbor available under SAT Circular 7 and will not be subject to PRC tax pursuant to SAT Circular 7.

        On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax at Source, or SAT Circular 37, which came into effect on December 1, 2017 and amended on June 15, 2018. SAT Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

        However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties regarding the reporting required for and impact on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or the sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. For example, the PRC tax authorities may consider that our current offering involves an indirect change of shareholding in our PRC subsidiaries and therefore it may be regarded as an Indirect Transfer under SAT Circular 7 or SAT Circular 37. Although we believe no SAT Circular 7 or SAT Circular 37 reporting is required on the basis that the current offering has commercial purposes and is not conducted for tax avoidance, the PRC tax authorities may pursue us to report under SAT Circular 7 or SAT Circular 37 and request that we and our PRC subsidiaries assist in the filing. As a result, we and our subsidiaries may be required to expend significant resources to provide assistance and comply with SAT Circular 7 or SAT Circular 37, or establish that we or our non-resident enterprises should not be subject to tax under SAT Circular 7 or SAT Circular 37, for the current offering or other transactions, which may have an adverse effect on our and their financial condition and day-to-day operations.

Any failure to comply with PRC regulations regarding the registration requirements for our employee equity incentive plans may subject us to fines and other legal or administrative sanctions, which could adversely affect our business, financial condition and results of operations.

        We have adopted a share incentive plan pursuant to which we may grant share options or other equity incentives to our directors, employees or consultants in the future. In February 2012, the SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules. In accordance with the Stock Option Rules and relevant rules and regulations, PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas publicly listed company, and complete certain procedures. We and our employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who participate in our stock incentive plan will be subject to such regulation. However, any failure to comply with the SAFE registration requirements may subject them to fines and legal sanctions and may limit the ability of our PRC subsidiaries to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

Proceedings brought by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in our inability to file future financial statements in compliance with the requirements of the Exchange Act.

        Starting in 2011 the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

        In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC's Rules of Practice against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit work papers with respect to certain PRC-based companies under the SEC's investigation. On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. On February 12, 2014, the Big Four PRC-based accounting firms appealed the ALJ's initial decision to the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

        Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms' compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        In the event the Chinese affiliates of the "big four" become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of the ADSs may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Risks relating to the ADSs and this offering

We have broad discretion to determine how to use the net proceeds from this offering and may use them in ways that may not enhance our results of operations or the price of the ADSs.

        Although we currently intend to use the net proceeds from this offering in the manner described in the section titled "Use of proceeds" in this prospectus, our management will have broad discretion over the use of net proceeds from this offering, and we could spend the net proceeds from this offering in ways the holders of the ADSs may not agree with or that do not yield a favorable return. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering.

Our chief executive officer, Dr. Zhou Pengwu, together with his spouse, Ms. Ding Wenting, will be able to control and exert significance influence over our company following this offering, and their interest may be different from or conflict with that of the holders of our ADSs.

        Our chief executive officer, Dr. Zhou Pengwu, together with his spouse, Ms. Ding Wenting, will jointly control more than 50% of the voting power of our company after the offering. As more than 50% of the voting power for the election of directors is jointly held by Dr. Zhou Pengwu and Ms. Ding Wenting following this offering, we are a "controlled company" as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. See "Principal Shareholders." In addition, one of our directors, Dr. Zhou Yitao, is the son of Dr. Zhou Pengwu. In addition to the elections of our directors, Dr. Zhou Pengwu and

Ms. Ding Wenting are and will continue to be able to exert a significant degree of influence or actual control over other management and affairs and control matters requiring an approval from a majority of shareholders, including the merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Dr. Zhou Pengwu's and Ms. Ding Wenting's interest might not always be aligned with the interests of our other shareholders.

Our shareholders may not have the same protections generally available to stockholders of other US-listed companies because we will be a "controlled company" within the meaning of the Nasdaq Listing Rules.

        Because more than 50% of the voting power for the election of our directors will be jointly held by our chief executive officer, Dr. Zhou Pengwu, together with his spouse, Ms. Ding Wenting following the completion of the offering, we will be a "controlled company" as defined under Rule 5615(c)(1) of the Nasdaq Listing Rules. As a "controlled company", we qualify for, and our board of directors intends to rely upon, exemptions from several of Nasdaq's corporate governance requirements, including requirements that:

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  a majority of the board of directors consist of independent directors;

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  compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

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  director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

        Accordingly, to the extent that we may choose to rely on one or more of these exemptions, our shareholders would not be afforded the same protections generally as shareholders of other Nasdaq-listed companies for so long as Dr. Zhou Pengwu and Ms. Ding Wenting jointly control more than 50% of the voting power of our company and our board determines to rely upon one or more of such exemptions.

After the completion of the offering, we may be at an increased risk of securities class action litigation.

        Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our business, the price of the ADSs could decline.

        The trading market for the ADSs will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We are an "emerging growth company" as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to us as an "emerging growth company" will make the ADSs less attractive to investors.

        We are eligible to be treated as an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and our stock price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

        Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weaknesses in internal control over financial reporting could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management's attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

        If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the ADSs may not be able to remain listed on the Nasdaq Global Market.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

        As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by the Cayman Islands requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares or ADSs.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

        As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. When the ADSs are listed on the Nasdaq Global Market, we intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Global Market that listed companies must have a majority of independent directors. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The audit report included in this prospectus was prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, or the PCAOB, and as such, you are deprived of the benefits of such inspection.

        Auditors of companies that are registered with the SEC and traded publicly in the United States, including the independent registered public accounting firm of our company, must be registered with the PCAOB, and are subject to the laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with applicable professional standards. Because substantially all of our operations are within the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

        In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the

Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the United States or the CSRC or the Ministry of Finance in the PRC. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

        On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

        This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ADSs.

        We have never declared or paid any dividends on our ordinary shares. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ADSs at least in the near term, and the success of an investment in ADSs will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of ADSs after price appreciation, which may never occur, to realize any future gains on their investment. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which our investors purchased their ADSs.

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. We have applied to have the ADSs listed on the Nasdaq Global Market. Our ordinary shares will not be listed on any other exchange, or quoted for trading on any over-the-counter trading system, in the United States.

        The initial public offering price for the ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for the ADSs after this initial public offering. We cannot assure you that an active trading market for the ADSs will develop or that the market price of the ADSs will not decline below the initial public offering price. If an active trading market for the ADSs does not develop after this offering, the market price and liquidity of the ADSs will be materially and adversely affected.

The market price for the ADSs may be volatile which could result in substantial loss to you.

        The market price for the ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

  •
  announcements of competitive developments;

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  regulatory developments affecting us, our customers or our competitors;

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  announcements regarding litigation or administrative proceedings involving us;

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  actual or anticipated fluctuations in our period-to-period operating results;

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  changes in financial estimates by securities research analysts;

  •
  additions or departures of our executive officers;

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  fluctuations of exchange rates between the RMB and the U.S. dollar;

  •
  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

  •
  sales or perceived sales of additional ordinary shares or ADSs.

        In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, since August 2008, multiple exchanges in the United States and other countries and regions, including China, experienced sharp declines in response to the growing credit market crisis and the recession in the United States. As recently as August 2015, the exchanges in China experienced a sharp decline. Prolonged global capital markets volatility may affect overall investor sentiment towards the ADSs, which would also negatively affect the trading prices for the ADSs.

Fluctuations in currency exchange rates may have a material adverse effect on our results of operations and the value of your investment.

        The value of the renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the renminbi to the U.S. dollar, and the renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the renminbi and U.S. dollar remained within a narrow band. In June 2010, China's People's Bank of China, or PBOC, announced that the PRC government would increase the flexibility of the exchange rate, and thereafter allowed the renminbi to appreciate slowly against the U.S. dollar within the narrow band fixed by the PBOC. However, more recently, on August 11, 12 and 13, 2015, the PBOC significantly devalued the renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day's value, respectively. On October 1, 2016, the renminbi joined the International Monetary Fund's basket of currencies that make up the Special Drawing Right, or SDR, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the renminbi depreciated significantly while the U.S. dollar surged and China experienced persistent capital outflows. See "Exchange Rate Information." With the development of the foreign exchange market and progress towards interest rate liberalization and renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. There is no guarantee that the renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC and U.S. government's policies and regulations may impact the exchange rate between the renminbi and the U.S. dollar in the future.

        Significant revaluation of the renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into renminbi for our operations, appreciation of the renminbi against the U.S. dollar would have an adverse effect on the renminbi amount we would receive from the conversion. Conversely, if we decide to convert our renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert renminbi into foreign currency.

Since the U.S. initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

        If you purchase the ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of $            per ADS, representing the difference between our net tangible book value per ADS as of June 30, 2019, after giving effect to this offering and an assumed initial public offering price of $            per ADS. See "Dilution" for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of the ADSs in the public market could cause the price of the ADSs to decline.

        Sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have              ordinary shares outstanding, including ordinary shares represented by ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, subject to restrictions as applicable under Rule 144 under the Securities Act, upon the expiration of the 180-day lock-up arrangements entered into among us and the underwriters. There are certain exceptions to these lock-up arrangements. See "Underwriting" and "Shares Eligible for Future Sale" for additional information. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

        Holders of the ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, which will be effective immediately upon completion of this offering, an annual general meeting and any extraordinary general meeting may be called with not less than 10 clear days' notice. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 10 days in advance of the meeting date and the depositary will send a notice to you about the upcoming vote and will arrange to deliver our voting materials to you. The depositary and its agents, however, may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all commercially reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a holder or beneficial owner of ADSs, you may have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement or if you wish us or the depositary to participate in legal proceedings. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

        Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying ordinary shares indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders' meetings unless:

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

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  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on the ADSs or any value for them if such distribution is illegal or impractical or if any required government approval cannot be obtained in order to make such distribution available to you.

        Although we do not have any present plan to pay any dividends, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses and any applicable taxes and governmental charges. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities whose offering would require registration under the Securities Act but are not so properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not reasonably practicable to distribute certain property. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under the U.S. securities laws any offering of ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or ordinary shares.

        Depending upon the value of the ADSs and ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or

PFIC, for U.S. federal income tax purposes. Based on assumptions as to our projections of the value of our outstanding ADSs and ordinary shares, our expected use of the proceeds from this offering and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2019, and the composition of our assets and income, we do not expect to be a PFIC for the taxable year ending December 31, 2019 or in the foreseeable future. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year. Our PFIC status for the current taxable year 2019 will not be determinable until the close of the taxable year ending December 31, 2019.

        We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate values of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant PFIC rules, it is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

        If we were classified as a PFIC in any taxable year in which a U.S. Holder (as defined in "Taxation—United States Federal Income Taxation") holds the ADSs or ordinary shares, the U.S. Holder would generally be subject to additional taxes and interest charges on certain "excess" distributions we make and on the gain, if any, recognized on the disposition or deemed disposition of such U.S. Holder's ADS or ordinary shares, even if we are no longer a PFIC in the year of distribution or disposition. Moreover, such U.S. Holder would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to U.S. Holders that would result from our classification as a PFIC, see "Taxation—United States federal income taxation—Passive foreign investment company."

You may have difficulty enforcing judgments obtained against us.

        We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in the PRC. In addition, some of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, some of whom currently reside in the United States and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

        The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may be subject to limitations on transfers of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

        Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. See "Description of American Depositary Shares" for more information.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

        The deposit agreement governing the ADSs representing our ordinary shares provides that the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

        If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

        Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Techniques employed by short sellers may drive down the market price of the ADSs.

        Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller's interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

        Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

        It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Special Notes Regarding Forward-looking Statements

        This prospectus contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of current or historical facts are forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

  •
  our business prospects, trends and conditions in the industry and markets in which we operate;

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  our goals, business strategies and plans to achieve these strategies;

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  our expected growth in, and market size of, our services in the markets we operate;

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  expected changes in our revenue, costs and expenditures;

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  our ability to offer new services in the markets and the industry we operate;

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  our ability to continue to develop new technologies and/or update our existing technologies;

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  growth of and trends of competition in our industry;

  •
  general economic, political and business conditions in the markets in which we operate;

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  changes to the regulatory environment and general outlook in the industry and markets in which we operate;

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  the performance of the global financial markets, including changes in our ability to access the capital markets and changes in the levels of interest rates;

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  our liquidity and financial condition;

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  our relationship with, and other conditions affecting, our customers;

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  our expectation regarding the use of proceeds from this offering;

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  our dividend policy; and

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  other factors beyond our control.

        These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

        These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. We operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in "Prospectus Summary—Challenges," "Risk Factors," "Management's Discussion and Analysis of Financial

Condition and Results of Operations," "Business," "Regulation" and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

        This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of our industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 Use of Proceeds

        We estimate that the net proceeds to us from our issuance and sale of            ADSs in this offering will be approximately $             million, or approximately US$             million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $            per ADS, the midpoint of the price range set forth on the cover page of this prospectus.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        We intend to use the net proceeds of this offering primarily for the following purposes:

  •
  approximately 5% to finance the implementation of facility upgrades at existing aesthetic medical treatment centers;

  •
  approximately 15% for repayment of our convertible note

  •
  approximately 15% to finance the potential establishment of new treatment centers; and

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  approximately 60% to finance strategic acquisitions of aesthetic medical treatment centers when such opportunities arise.

        We intend to use the remaining approximately 5% of the net proceeds we receive from this offering for general corporate purposes, including working capital. Overall, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. We intend to invest the net proceeds in short- and intermediate-term interest bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government pending their use as described above.

        In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our subsidiaries in China only through loans or capital contributions, subject to the requirements of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to submit recordation of modification documents with the Ministry of Commerce of the PRC or its local counterparts within 30 days of such increase of registered capital. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans shall be subject to any statutory limits on the amount under PRC laws and regulations. Such loans must be registered with SAFE or its local branches. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks related to doing business in China—Restrictions on currency exchange may limit our ability to receive and use financing in foreign currencies, including proceeds from this offering, effectively." Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries and consolidated variable interest entities in the PRC are subject to certain statutory limits. With respect to our PRC subsidiaries, the maximum amount of the loans that they can incur in aggregate from outside China as of June 30, 2019 is (i) approximately $13 million under the total investment minus registered capital approach; or (ii) approximately $132 million under the net asset approach. We intend to use all of the net proceeds from this offering for investment in our PRC operations by funding our PRC subsidiaries through capital contributions, the amounts of which are not subject to any statutory limit under PRC laws and regulations. We expect the net proceeds from this offering to be used in the PRC will be in the form of RMB and therefore, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations. All of the net proceeds from this offering would be available for investment in our operations in the PRC, subject to the foregoing statutory limits on the amount of loans provided to our PRC subsidiaries in the PRC and the laws and regulations on the conversion from U.S. dollars into Renminbi.

        For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources."

 Dividend Policy

        We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. Dividend distributions from our PRC subsidiary to us are subject to PRC taxes, including withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. For more details, see "Regulation" and "Risk Factors—Risks relating to doing business in the PRC."

        Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, subject to the provisions in our articles of association, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 Capitalization

        The following table sets forth our capitalization as of June 30, 2019:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the automatic conversion of our issued and outstanding Series A preferred shares into an aggregate of 15,600,000 ordinary shares upon the closing of this offering; and

  •
  on a pro forma as adjusted basis to give effect to (i) the automatic conversion of our issued and outstanding Series A preferred shares into an aggregate of 15,600,000 ordinary shares upon the closing of this offering, and (ii) the issuance and sale of            ordinary shares in the form of ADSs by us in this offering

        The information below is illustrative only, and assumes an initial public offering price at the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing, including the amount by which actual offering expenses are higher or lower than estimated. The table should be read in conjunction with the information contained in "Use of Proceeds," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2019
	Actual		Pro forma		Pro forma as adjusted(1)(2)
	RMB	$	RMB	$	RMB	$
	(in thousands, except for share and per share data)
Convertible redeemable preferred shares	433,056	63,082	—	—
Exchangeable note liabilities(3)	169,552	24,698	169,552	24,698
Convertible note(4)	75,956	11,064	75,956	11,064
Long-term Borrowings	30,496	4,442	30,496	4,442
Equity attributable to owners of our company:
Share capital(4)	306	45	408	60
Treasury shares	(41)	(6)	(41)	(6)
Other reserves	99,635	14,513	532,589	77,580
Accumulated losses	(297,240)	(43,298)	(297,240)	(43,298)
Non-controlling interests	43,833	6,385	43,833	6,385

Total (deficit)/equity	(153,507)	(22,361)	279,549	40,721

Total capitalization	555,553	80,925	555,553	80,925

(1)
The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS, the midpoint of the estimated price range shown on the cover page of this prospectus, would increase (decrease) the amount of share capital, total (deficit)/equity and total capitalization on a pro forma as adjusted basis by approximately $             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
For a discussion of the terms of the exchangeable note, including the exchange rights of the holders, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Exchangeable notes." The table above does not give effect to the exchange of the exchangeable notes.

(4)
For a discussion of the terms of the convertible note, including the conversion rights of the holders and our redemption rights, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Convertible note." The table above does not give effect to the conversion or redemption of the convertible note.

        Certain institutional investors have indicated an interest in purchasing up to an aggregate of $             million in ADSs in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no ADSs in this offering to any of these investors, or any of these investors may determine to purchase more, less or no ADSs in this offering, including as a result of the pricing terms. The foregoing discussion and tables do not reflect any potential purchases by these investors to the extent any such investor is an existing investor.

Dilution

        If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        As of June 30, 2019, our net tangible book value was a deficit of RMB324.7 million, or RMB6.8 per ordinary share and $            per ADS. We calculate net tangible book value per ordinary shares by dividing our total consolidated assets, excluding our intangible assets, less our total consolidated liabilities by the number of our ordinary shares outstanding. Pro forma as adjusted net tangible book value per ordinary share is calculated after giving effect to the conversion of all our issued and outstanding Series A preferred shares and the issuance of ordinary shares in the form of ADSs by us in this offering. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share.

        Without taking into account any other changes in such net tangible book value after June 30, 2019, other than to give effect to (i) the automatic conversion of our issued and outstanding Series A preferred shares into 15,600,000 ordinary shares at a one-to-one conversion ratio immediately upon the completion of this offering; and (ii) the issuance and sale of            ADSs in this offering at an assumed initial public offering price of US$            per ADS, the midpoint of the price range set forth on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming the underwriters' option to purchase additional ADSs is not exercised, our pro forma as adjusted net tangible book value at June 30, 2019 would have been $             million, or $            per ordinary share, including ordinary shares underlying the outstanding ADSs, or $            per ADS. This represents an immediate increase in net tangible book value of $            per ordinary share and $            per ADS, to existing shareholders and an immediate dilution in net tangible book value of $            per ordinary share and $            per ADS, to investors purchasing ADSs in this offering. The pro forma as adjusted information discussed above is illustrative only. The following table illustrates such dilution:

	Per ordinary share	Per ADS
Assumed initial public offering price	$	$
Historical net tangible book value per ordinary share as of December 31, 2018	$	$
Pro forma net tangible book value after giving effect to the conversion of all of our issued and outstanding preferred shares as of December 31, 2018	$	$
Pro forma as adjusted net tangible book value after giving effect to (i) the conversion of all of our issued and outstanding preferred shares as of December 31, 2018; and (ii) this offering	$	$
Increase in net tangible book value attributable to (i) the conversion of all of our issued and outstanding preferred shares as of December 31, 2018; and (ii) this offering	$	$
Amount of dilution to new investors in this offering	$	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS would increase (decrease) our pro forma as adjusted net tangible book value as described above by $             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS by US$            per ordinary share and by US$             per ADS, and the dilution per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, respectively, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

        The following table summarizes, on a pro forma as adjusted basis as of June 30, 2019, the differences between the existing shareholders as of June 30, 2019 and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us in this offering, the total consideration paid to us and the average price per ordinary share and per ADS paid ADS at an assumed initial public offering price of US$            per ADS, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary shares purchased			Total consideration
Average price per ordinary share
Average price per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%			%
New investors			%			%

Total		100.0%			100.0%

        The above discussion and tables are based on 47,738,671 ordinary shares issued and outstanding as of June 30, 2019 as well as the assumed conversion of all of our outstanding preferred shares into an aggregate of 15,600,000 ordinary shares upon completion of this offering.

        The above discussion and tables do not give effect to:

  •
  the redemption of our convertible note;

  •
  the exchange of our exchangeable notes; or

  •
  the exercise of any outstanding share options outstanding as of the date of this prospectus.

        The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs which we granted to the underwriters.

        Certain institutional investors have indicated an interest in purchasing up to an aggregate of $             million in ADSs in this offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no ADSs in this offering to any of these investors, or any of these investors may determine to purchase more, less or no ADSs in this offering, including as a result of the pricing terms. The foregoing discussion and tables do not reflect any potential purchases by these investors to the extent any such investor is an existing investor.

 Enforceability of Civil Liabilities

        We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed                as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or the securities laws of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

        Conyers Dill & Pearman, our legal counsel as to Cayman Islands law, and Han Kun Law Offices, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

        In addition, Conyers Dill & Pearman has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

        Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or social public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to China by virtue only of holding the ADSs or ordinary shares.

        In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

 Our History and Corporate Structure

        We commenced operations in 1997 through Shenzhen Pengcheng Clinic, which became Pengcheng Hospital in 2003. Since then, we have expanded our business operations through acquisitions and organic growth. In particular, we established our second flagship hospital, Shenzhen Pengai Hospital, in 2005.

        In May 2011, our company was incorporated in the Cayman Islands under the name of Pengai Hospital Management Corporation as our offshore holding company. Following certain name changes, our company changed its name to Aesthetic Medical International Holdings Group Limited in July 2018.

        Peng Oi Investment (Hong Kong) Holdings Limited (formerly known as Peng Cheng Investment (Hong Kong) Holdings Limited) was incorporated in Hong Kong in July 2004. In July 2011, we acquired the entire equity interest in Peng Oi Investment (Hong Kong) Holdings Limited from Dr. Zhou Pengwu and Ms. Ding Wenting.

        Dragon Jade Holdings Limited was incorporated in the BVI in January 2014. In May 2014, we transferred to Dragon Jade Holdings Limited our entire equity interest in Peng Oi Investment (Hong Kong) Holdings Limited in exchange for Dragon Jade Holdings Limited to issue and allot one fully paid share of US$1.00 to our company. Upon completion of the share swap, Dragon Jade Holdings Limited became a direct wholly-owned subsidiary of our company.

        Peng Yida Business Consulting (Shenzhen) Co., Ltd. is a direct wholly-owned subsidiary of Peng Oi Investment (Hong Kong) Holdings Limited, which was established in the PRC in December 2010.

        Shenzhen Pengai Hospital Investment Management Co., Ltd. (formerly known as Shenzhen Pengcheng Hospital Investment Co., Ltd.), or Shenzhen Pengai Investment, is a direct wholly-owned subsidiary of Peng Yida Business Consulting (Shenzhen) Co., Ltd., which was established in the PRC in December 2004. Shenzhen Pengai Investment is the holding company of our operating subsidiaries in the PRC.

        We acquired the entire equity interest in Newa Medical Aesthetics Limited in October 2015 to further extend our footprint to Hong Kong.

        We incorporated Stargaze Wealth Limited in the BVI in April 2017 and China Aesthetic Healthcare Holding (Singapore) Pte. Ltd. in Singapore in May 2017 to invest in our Singapore medical center. As of the date of this prospectus, we owned 44.4% of equity interest in Singapore Mendis.

        In February 2019, we entered into an agreement for an investment in LZP Holding, Inc., or LZP, which owns and operates five plastic surgery centers in California under the name WAVE Plastic Surgery & Aesthetic Laser Centers. Under the terms of the agreement, we will invest $5 million for a 20% equity stake in LZP consisting of $4 million in cash for LZP's shares and a further $1 million in promissory notes secured against LZP's shares, repayable either in shares or in cash. In addition, we have an option to acquire a further 20% equity stake under the same terms, subject to the completion of a re-financing of LZP. As of the date of this prospectus, the closing of the transaction is subject to certain conditions including the refinancing of certain of LZP's indebtedness.

        As of the date of this prospectus, we have a strategically established network, comprising 21 treatment centers including 19 wholly or majority owned centers. Our treatment centers spread across 15 cities in mainland China, Hong Kong and Singapore. All of our treatment centers are wholly or majority owned with the exception of Singapore Mendis and Baotou Pengai.

        The following diagram illustrates our current shareholding structure:

Notes:

(1)
For more information on their respective beneficial ownerships, see "Principal Shareholders."

(2)
The beneficial owners of China Concentric Capital Group Ltd. and SCI Aesthetic Holding Co., Ltd. are our independent third parties.

(3)
Represent shareholding on an as-converted basis.

        The following diagram illustrates our corporate structure immediately upon completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters.

Notes:

(1)
As of the date of this prospectus, Yantai Pengai Jiayan Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical

  Hospital Co., Ltd., Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd, collectively "Relevant Subsidiaries," or each a "Relevant Subsidiary," was held by Dr. Zhou Pengwu, our chairman and chief executive officer, as to 24.0%, 30%, 30.0%, 9.0%, 10.0%, 22.0%, 21.0% and 25%, respectively. We refer to these equity interests held by Dr. Zhou Pengwu as the "Target Equity Interests", which constitute all of Dr. Zhou Pengwu's shareholdings in the Relevant Subsidiaries.

(2)
As of the date of this prospectus, except for the Target Equity Interests (as defined above) representing all of Dr. Zhou Pengwu's equity interests in the Relevant Subsidiaries which we consolidate through Contractual Arrangements as further described below, the remaining equity interest in our PRC operating subsidiaries was held by independent third parties and certain of our employees.

(3)
Haikou Pengai Aesthetic Medical Hospital Co., Ltd. was established before the effective date of the Foreign Investment Catalogue 2015 and thus, it is not subject to the 70% foreign shareholding restrictions.

Contractual arrangements with respect to Target Equity Interests

        Pursuant to the Foreign Investment Catalog 2015 which became effective in April 2015, foreign investors in PRC medical institutions can only conduct investment activities through joint ventures. The foreign shareholding in these entities is limited to 70.0% as stipulated in the JV Interim Measures since the effective date of the Foreign Investment Catalog 2015. We historically held more than 70.0% equity interest in certain of our PRC subsidiaries that are medical institutions which we acquired or established after the effective date of the Foreign Investment Catalog 2015. Due to such restriction, we had decreased our shareholding to no more than 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain of our employees in 2018. In connection with such equity transfer and Dr. Zhou's shareholding in Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd, Jinan Pengai Cosmetic Surgery Hospital Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd., Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. and Chongqing Pengai Aesthetic Medical Hospital Co., Ltd. which he subsequently acquired from other shareholders in 2018 and 2019, we entered into a series of Contractual Arrangements with Dr. Zhou Pengwu, Shenzhen Pengai Investment, the Relevant Subsidiaries and Ms. Ding Wenting in 2018 and 2019 with respect to the Target Equity Interests. These Contractual Arrangements enable us to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in the Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

        Our revenue generated from the Relevant Subsidiaries aggregately accounted for approximately 19.0% and 26.1% of our total revenue in 2017 and 2018, respectively. We do not rely on the Contractual Arrangements to exercise control over the Relevant Subsidiaries as we hold 70.0% equity interest in each of the Relevant Subsidiaries (except for Shenzhen Pengai Xiuqi and Yantai Pengai Jiayan, in which we hold 67.0% and 65.0% equity interest, respectively) and consolidate the Target Equity Interests in each of the Relevant Subsidiaries held by Dr. Zhou Pengwu through the Contractual Arrangements. However, with respect to our control over the Target Equity Interests, the Contractual Arrangements may not be as effective as direct ownership. If the Relevant Subsidiaries and/or Dr. Zhou Pengwu fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such Contractual Arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. See "Risk Factors—Risks relating to our corporate structure—The Contractual Arrangements may not be as effective in providing control as direct ownership and the Relevant Subsidiaries or Dr. Zhou Pengwu may fail to perform their respective obligations under the Contractual Arrangements."

        The following is a summary of the currently effective Contractual Arrangements with respect to the Target Equity Interests.

Loan agreement

        Shenzhen Pengai Investment, as the lender, entered into certain loan agreements with Dr. Zhou Pengwu, as the borrower. Pursuant to each of these loan agreements, Shenzhen Pengai Investment agrees to extend a loan to Dr. Zhou Pengwu in an equivalent amount to the purchase price to be paid by Dr. Zhou Pengwu for acquiring the Target Equity Interests. Pursuant to each of these loan agreements, Dr. Zhou Pengwu shall repay the loan by transferring the current and future economic interest of the Target Equity Interests to Shenzhen Pengai Investment.

Economic interest transfer agreement

        Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain economic interest transfer agreements. Pursuant to each of these economic interest transfer agreements, the economic interest in relation to the Target Equity Interests currently held and subsequently acquired by Dr. Zhou Pengwu, including but not limited to (i) incomes arising from the disposal of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (ii) dividends and bonus obtained on the basis of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (iii) residual assets and other economic profits allocated after the liquidation of the Relevant Subsidiary, and (iv) any other cash income, property and economic benefit arising from the Target Equity Interests (including derivative equity interest of the Target Equity Interests), shall be transferred to Shenzhen Pengai Investment. Upon the execution of each economic interest transfer agreement, the repayment obligation of Dr. Zhou Pengwu under each loan agreement is deemed fully discharged.

Exclusive option agreement

        Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain exclusive option agreements. Pursuant to these exclusive option agreements, Dr. Zhou Pengwu irrevocably granted Shenzhen Pengai Investment an exclusive right to purchase, or have its designated person(s) to purchase, at its discretion, all or part of his equity interest in the Relevant Subsidiary, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of Dr. Zhou Pengwu and the Relevant Subsidiary undertakes that, among others, without the prior written consent of Shenzhen Pengai Investment, he or it shall or shall cause the Relevant Subsidiary not to declare any dividends or distribute any residual profits, change or amend its articles of association, increase or decrease its registered capital, or change its structure of registered capital in other manners. In the event that Dr. Zhou Pengwu increases its capital injection into the Relevant Subsidiary, Dr. Zhou Pengwu undertakes and confirms that any additional equity so acquired shall be subject to the purchase option. Unless terminated by Shenzhen Pengai Investment at its sole discretion, the exclusive option agreement will remain effective until all equity interest in the Relevant Subsidiary held by Dr. Zhou Pengwu are transferred or assigned to Shenzhen Pengai Investment or its designated person(s).

Equity interest pledge agreement

        Dr. Zhou Pengwu as pledgor, Shenzhen Pengai Investment as pledgee, and each of the Relevant Subsidiaries entered into certain equity interest pledge agreements. Pursuant to these equity interest pledge agreements, Dr. Zhou Pengwu has pledged all of the Target Equity Interests in Relevant Subsidiaries and agreed to pledge all future equity interest in the Relevant Subsidiary acquired by him to Shenzhen Pengai Investment to guarantee the performance by Dr. Zhou Pengwu and the Relevant Subsidiary of their respective obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. If the Relevant Subsidiary or Dr. Zhou Pengwu breaches any obligations under these agreements, Shenzhen Pengai Investment, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Dr. Zhou Pengwu shall not permit the existence of any security interest or other encumbrance on the pledged equity interest or any portion thereof, without the prior written consent of Shenzhen Pengai Investment and the Relevant Subsidiary shall not assent to or assist in such actions. These equity interest pledge agreements will remain effective until Dr. Zhou Pengwu discharge all the obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney and the full payment of all direct, indirect and derivative losses and losses of anticipated profits, suffered by the pledgee, incurred as a result of any breach by Dr. Zhou Pengwu or the Relevant Subsidiary under these agreements or invalidity, revocation and termination of any of these agreements. As of the date of this prospectus, except for the equity pledges of part of the equity interest in Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd, Chongqing Pengai Aesthetic Medical Hospital Co., Ltd, Hangzhou Pengai Aesthetic Medical Hospital Co., Ltd and Jinan Pengai Cosmetic Surgery Hospital Co., Ltd. are in the process of registration with local PRC authorities, the equity pledges of other Target Equity Interests have been registered.

Power of attorney

        Pursuant to relevant power of attorney executed by Dr. Zhou Pengwu, he has irrevocably authorized Shenzhen Pengai Investment or its designated person(s) to exercise all of such shareholder's voting and other rights associated with the Target Equity Interests in each of the Relevant Subsidiaries, including but not limited to, the right to attend shareholder meetings, the right to vote, the right to sell, transfer, pledge or depose of the Target Equity Interests and the right to appoint legal representatives, directors and other management. The proxy agreement remains effective as long as Dr. Zhou Pengwu remains a shareholder of the Relevant Subsidiary, unless Pengai Investment has given contrary written instructions.

Spousal consent letter

        Pursuant to relevant spousal consent letters executed by Ms. Ding Wenting, she unconditionally and irrevocably agreed that the equity interest in each of the Relevant Subsidiaries held or to be held by Dr. Zhou Pengwu and registered or to be registered in his name will be disposed of pursuant to the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. Ms. Ding Wenting agreed not to assert any rights over the equity interest in the Relevant Subsidiaries held or to be held by Dr. Zhou Pengwu. In addition, in the event that Ms. Ding Wenting obtains any equity interest in each of the Relevant Subsidiaries for any reason, she agreed to be bound by the Contractual Arrangements.

        In the opinion of Han Kun Law Offices, our PRC counsel, (i) the above Contractual Arrangements currently do not, and immediately after giving effect to this offering, will not result in any violation of the applicable PRC laws or regulations currently in effect; and (ii) the agreements under the Contractual Arrangements among Dr. Zhou Pengwu, Shenzhen Pengai Investment and Relevant Subsidiaries are governed by PRC laws or regulations, are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and will not contravene applicable PRC laws or regulations currently in effect.

        There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the above Contractual Arrangements or the agreements under the Contractual Arrangements that establish the structure for operating aesthetic medical services, do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see "Risk Factors—Risks related to our corporate structure."

 Selected Consolidated Financial Data

        The following selected consolidated financial data for the years ended December 31, 2016, 2017, 2018 and for the six months ended June 30, 2018 and 2019, and the selected financial position data as of December 31, 2016, 2017, 2018 and as of June 30, 2018 and 2019, have been derived from our audited consolidated financial statements and unaudited interim condensed consolidated financial statements appearing elsewhere in this prospectus. Our consolidated financial statements appearing in this prospectus have been prepared and presented in accordance with IFRS as issued by IASB.

        Our historical results for any prior period are not necessarily indicative of results to be expected in any future period. The following information should be read in conjunction with "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Consolidated statement of comprehensive income data

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Revenue	584,857	697,396	761,306	110,897	356,309	393,074	57,258
Cost of sales and services rendered	(217,339)	(234,522)	(258,567)	(37,665)	(125,883)	(126,545)	(18,433)

Gross profit	367,518	462,874	502,739	73,232	230,426	266,529	38,825
Selling expenses	(231,229)	(300,362)	(333,526)	(48,584)	(158,424)	(165,286)	(24,077)
General and administrative expenses	(121,763)	(92,836)	(115,485)	(16,822)	(52,419)	(66,303)	(9,658)
Finance income	309	868	322	47	161	213	31
Finance costs	(2,920)	(6,581)	(9,244)	(1,347)	(4,186)	(12,250)	(1,784)
Other gains, net	1,704	9,334	12,118	1,765	6,845	16,532	2,408
Fair value gain/(loss) of the convertible redeemable preferred shares	49,027	(85,461)	(226,248)	(32,957)	—	43,056	6,272
Fair value loss of convertible note	—	(1,283)	(9,152)	(1,333)	—	(5,358)	(780)
Fair value (loss)/gain of exchangeable note liabilities	—	(38,307)	(56,925)	(8,292)	—	16,193	2,359
Fair value loss of derivative financial instrument	—	—	(301)	(44)	—	(14)	(2)
Share of profits/(losses) of investments accounted for using the equity method	1,594	(1,415)	1,730	252	766	(1,368)	(199)

Profit/(loss) before income tax	64,240	(53,169)	(233,972)	(34,083)	23,169	91,944	13,395
Income tax expense	(13,713)	(19,260)	(18,508)	(2,696)	(6,273)	(11,780)	(1,716)

Profit/(loss) for the year/period	50,527	(72,429)	(252,480)	(36,779)	16,896	80,164	11,679

Earnings per share for profit attributable to owners of the company (in RMB per share)
Basic	1.23	(1.87)	(6.22)		0.39	1.89
Diluted	0.02	(1.87)	(6.22)		0.29	0.35
Shares used in profit/(loss) per share computation:
Basic	41,000,000	41,000,000	41,060,255		41,000,000	41,798,219
Diluted	56,844,957	41,000,000	41,060,255		56,600,000	57,398,219
Non-IFRS Financial Measure:
EBITDA(1)	105,889	(17,477)	(192,588)	(28,054)	43,660	144,349	21,028
Adjusted EBITDA(1)	96,064	112,110	113,093	16,474	49,937	101,608	14,801

Selected consolidated financial position data

	As of December 31,			As of June 30,
	2017	2018		2019
	RMB	RMB	US$	RMB	US$
	(in thousands)
Cash and cash equivalents	105,345	101,886	14,841	78,656	11,458
Total current assets	227,698	282,967	41,219	213,304	31,071
Total non-current assets	350,286	393,572	57,330	762,541	111,077
Total assets	577,984	676,539	98,549	975,845	142,148
Total deficit	(22,240)	(249,356)	(36,323)	(153,507)	(22,361)
Total current liabilities	133,466	171,292	24,951	240,670	35,058
Total non-current liabilities	466,758	754,603	109,921	888,682	129,451
Total liabilities	600,224	925,895	134,872	1,129,352	164,509
Total equity and liabilities	577,984	676,539	98,549	975,845	142,148

Selected consolidated cash flow data

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	52,084	76,979	4,894	713	12,323	45,691	6,656
Net cash used in investing activities	(38,865)	(69,195)	(76,182)	(11,097)	(56,047)	(72,823)	(10,608)
Net cash generated from/(used in) financing activities	58,626	(28,187)	66,741	9,722	18,734	3,991	581

Net increase/(decrease) in cash and cash equivalents	71,845	(20,403)	(4,547)	(662)	(24,990)	(23,141)	(3,371)
Cash and cash equivalents at beginning of the year/period	60,465	129,626	106,006	15,442	105,345	101,886	14,938
Cash and cash equivalents at the end of the year/period	129,626	106,006	102,547	14,938	80,221	78,656	11,458

Notes:

(1)
EBITDA represents our profit/(loss) before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude one-time compensatory expense arising from the issuance of exchangeable note liabilities, fair value gain/(loss) of convertible redeemable preferred shares, fair value loss of convertible note, fair value loss of exchangeable note liabilities, fair value loss of derivative financial instruments, interest expense on convertible note, share-based compensation expense, and other one-off expenses.

EBITDA and Adjusted EBITDA are non IFRS financial measures. You should not consider EBITDA and Adjusted EBITDA as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage you to review our financial information in its entirety and not rely on a single financial measure. We present Adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by various items.

  The following table reconciles Adjusted EBITDA to profit/(loss) for the years ended December 31, 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019:

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Profit/(loss) before income tax	64,240	(53,169)	(233,972)	(34,083)	23,169	91,944	13,395
Add: Finance Costs	2,920	6,581	9,244	1,347	4,186	12,250	1,784
Add: Amortization and depreciation	38,729	29,111	32,140	4,682	16,305	40,155	5,849
EBITDA	105,889	(17,477)	(192,588)	(28,054)	43,660	144,349	21,028
Add: One-time compensatory expenses arising from the issuance of exchangeable note liabilities	39,202	—	—	—	—	—	—
Add: Fair value (gains)/losses of convertible redeemable preferred shares	(49,027)	85,461	226,248	32,957	—	(43,056)	(6,272)
Add: Fair value (gains)/losses of convertible note	—	1,283	9,152	1,333	—	5,358	780
Add: Fair value (gains)/losses of exchangeable note	—	38,307	56,925	8,292	—	(16,193)	(2,359)
Add: Fair value of (gains)/losses of derivative financial instrument	—	—	301	44	—	14	2
Add: Share-based compensation expense	—	—	—	—	—	6,281	915
Add: Other one-off expenses*	—	4,536	13,055	1,902	6,277	4,855	707
Adjusted EBITDA	96,064	112,110	113,093	16,474	49,937	101,608	14,801
*
Other one-off expenses include (1) professional fees in relation to the Company's financing activities but are not capitalized; and (2) IT-related expenses paid to a related party pursuant to a service agreement, which has expired in June 2019.

Management's Discussion and Analysis of Financial Condition and Results of Operations

        You should read the following discussion and analysis of our financial condition and results of operations together with "Selected consolidated financial data," and our financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the "Risk factors" and "Cautionary note regarding forward-looking statements" sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The terms "our company", "we", "our" or "us" as used herein refer to Aesthetic Medical International Holdings Group Limited and its consolidated subsidiaries unless otherwise stated or indicated by context.

Overview

        We are a leading provider of aesthetic medical services in China. We provide aesthetic medical services through 21 treatment centers (including 19 wholly or majority owned centers) in China, Hong Kong and Singapore. According to Frost & Sullivan, we are the third-largest private aesthetic medical services provider in China based on revenue in 2018.

        We generate revenue primarily from the provision of the following services, which represent our core business:

  •
  Surgical aesthetic treatments, commonly referred to as plastic surgery in the United States, such as eye surgery, rhinoplasty, breast augmentation and liposuction; and

  •
  Non-surgical aesthetic treatments, which comprise minimally invasive aesthetic treatments and energy-based treatments.

        We also generate revenue from our non-core business of providing general healthcare and other aesthetic services. General healthcare comprises a range of medical services, such as internal medicine and traditional Chinese medicine, and other aesthetic medical treatments comprise aesthetic dentistry, aesthetic traditional Chinese medicine and hair loss treatments.

        We generate our revenue primarily from providing aesthetic treatments. In the six months ended June 30, 2019, we generated 40.1%, 51.2% and 8.7% of our revenue from providing surgical aesthetic treatments, non-surgical aesthetic treatments, and general healthcare and other aesthetic services, respectively, as compared with 41.2%, 49.1% and 9.7% for the year ended December 31, 2018. The majority of our revenue came from out-of-pocket payments by our customers, who pay in advance for treatments.

        Our business has grown significantly in recent years through the expansion of our active customer base as well as our extensive treatment center network. Our active customer base, defined as customers who have received at least one procedure in the relevant year, has increased from 108,291 in 2016 to 178,657 in 2018, and from 85,635 in the six months ended June 30, 2018 to 100,048 in the six months ended June 30, 2019. Repeat customer, defined as active customers who have previously received at least one procedure, accounted for 54.1% and 52.8% of our active customer base in 2018 and the six months ended June 30, 2019, respectively, compared to 53.0% in 2016.

        The number of non-surgical aesthetic treatments we performed on our customers increased by 34.3%, from 124,116 in the year ended December 31, 2016 to 166,629 in the year ended December 31, 2017 and further increased by 41.3% to 235,367 in the year ended December 31, 2018. The number of non-surgical aesthetic treatments increased by 30.6% to 147,436 in the six months ended June 30, 2019 from 112,900 in the six months ended June 30, 2018. We have also seen strong growth in our surgical aesthetic treatments segment, with the number of procedures increasing 23.9%, from 27,337 in the year ended December 31, 2016 to 33,857 in the year ended December 31, 2017 and by 87.7% to 63,553 in the year ended December 31, 2018. The number of our surgical treatments increased by 14.1% to 27,984 in the six months ended June 30, 2019 from 24,531 in the six months ended June 30, 2018. Our revenue grew 19.2% from RMB584.9 million for the year ended December 31, 2016 to RMB697.4 million for the year ended December 31, 2017. Our revenue also grew 9.2% from RMB697.4 million for the year ended December 31, 2017 to RMB761.3 million for the year ended December 31, 2018. Our revenue grew 10.3% from RMB356.3 million for the six months ended June 30, 2018 to RMB393.1 million (US$57.3 million) for the six months ended June 30, 2019. We reported a profit of RMB50.5 million, a loss of RMB72.4 million, a loss of RMB252.5 million (US$36.8 million) and a profit of RMB80.2 million (US$11.7 million) in 2016, 2017, 2018 and the six months ended June 30, 2019, respectively, and an adjusted EBITDA of RMB96.1 million, RMB112.1 million, RMB113.1 million (US$16.5 million), RMB49.9 million and RMB101.6 million (US$14.8 million) in 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, respectively. See "Prospectus Summary—Consolidated statement of comprehensive income data" for information related to non-IFRS financial measures.

Factors affecting our results of operations

        We believe our financial condition and operations are affected by the following factors:

Our expansion through organic growth and acquisitions

        From January 1, 2016 to December 31, 2018, organic growth and the acquisition of new treatment centers were important contributors to our revenue growth. During these three years, we opened three and acquired three treatment centers, which contributed RMB18.4 million and RMB106.9 million (US$15.6 million) additional revenue in 2017 and 2018, respectively. During the six months ended June 30, 2019, we acquired one treatment center and increased our shareholding in another treatment center from 30% to 60%, which contributed RMB24.1 million (US$3.5 million) additional revenue in the six months ended June 30, 2019. We plan to continue to grow and strengthen our market position in the aesthetic medical market through both organic growth and strategic acquisitions of and investments in treatment centers in fast-growing, populous regions of China as well as in selected global markets to further extend our footprint. We believe continued expansion through organic growth and acquisitions will be an important factor affecting our future operating results.

Number of procedures performed and average spending per procedure

        Revenue from surgical and non-surgical aesthetic medical services is affected by the number of such procedures performed and the average spending per procedure. The number of procedures is generally affected by market demand, the number of our treatment centers and our marketing efforts. Average spending per procedure is generally affected by our product and service mix, customers' consumption habits, our marketing strategies and our pricing policy. The provision of general healthcare services has recently been affected by the current medical regulatory environment in China, which is not favorable to privately owned general hospitals. As a result, we have decided to decrease the general healthcare services we provide. However, we will continue to focus on other aesthetic medical services, and expect to continue generating revenue from these services.

Cost of sales and services rendered

        Our ability to control costs and expenses affects our profitability. Salaries in the medical treatment industry in China have generally been increasing in recent years, and we offer competitive wages and other benefits to recruit and retain quality medical professionals. In addition, when we open or acquire new treatment centers we hire additional employees who may initially be less productive than existing employees. In addition, our cost of inventories and consumables is significant, comprising 36.6%, 39.1%, 41.4%, 42.7% and 38.1% of our cost of sales and services rendered in 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, respectively. Cost of inventories and consumables is affected primarily by the number of procedures we perform, but the costs of materials we use in our services have been declining over time.

Successful marketing of our services

        In order to enhance public recognition of our brand and new treatment procedures or services in both existing and new markets, we advertise through various media platforms. We utilize various marketing tools, including advertising on traditional media and online channels, hosting promotional events and circulating promotional materials, to attract new customers, retain our existing customers and increase customers' spending. We have been seeking to optimize the marketing channels we use, and to deepen our cooperation with new media marketing channels such as So-Young, in order to improve the efficiency of our sales and marketing efforts. Our advertising and marketing expenses were RMB157.8 million, RMB227.5 million, RMB245.9 million (US$35.8 million), RMB112.2 million and RMB116.5 million (US$17.0 million) in 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, respectively, accounting for 27.0%, 32.6%, 32.3%, 31.5% and 29.6% respectively, of our revenue for the same periods. The effectiveness of our marketing and promotional efforts will directly impact our revenue and profitability.

Ability to introduce and develop innovative aesthetic medical service techniques

        Success in the aesthetic medical market requires us to monitor closely market trends and customer preferences, introduce new treatment procedures and services, and enhance our existing services and procedures. We regularly consult with experts at well-respected foreign aesthetic medical institutions in the United States, Europe, South Korea and Japan to learn and adopt new aesthetic medical solutions, standards and technologies. Our ability to adopt the latest technologies and quickly and cost-effectively respond to our customers' ever changing preferences are key to our success.

Certain statements of comprehensive income line items

Revenue

        We have one reporting segment and generate revenue from three service offerings: (i) non-surgical aesthetic medical services, comprising minimally invasive aesthetic treatments and energy-based treatments, (ii) surgical aesthetic medical services, and (iii) general healthcare services and other aesthetic medical services. We regard our non-surgical and surgical aesthetic medical services as our core business that we believe will have the greatest impact on our future results of operations. The following table sets forth a breakdown of our revenue, as an amount and as a percentage of total revenue, by service offering for the periods indicated.

	For the year ended December 31,							For the six months ended June 30,
	2016		2017		2018			2018		2019
	RMB		RMB		RMB	US$		RMB		RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	171,160	29.3%	189,668	27.2%	199,119	29,005	26.2%	91,279	25.6%	102,456	14,925	26.1%
Energy-based treatments	126,887	21.7%	141,760	20.3%	174,229	25,379	22.9%	78,608	22.1%	98,684	14,375	25.1%

Sub-total	298,047	51.0%	331,428	47.5%	373,348	54,384	49.1%	169,887	47.7%	201,140	29,300	51.2%
Surgical aesthetic medical services	174,072	29.7%	239,094	34.3%	313,897	45,724	41.2%	138,343	38.8%	157,524	22,946	40.1%
General healthcare services and other aesthetic medical services	112,738	19.3%	126,874	18.2%	74,061	10,788	9.7%	48,079	13.5%	34,410	5,012	8.7%

Total	584,857	100.0%	697,396	100.0%	761,306	110,897	100.0%	356,309	100.0%	393,074	57,258	100.0%

        Our revenue primarily depends on the number of procedures performed and average spending by our customers per procedure.

        The following table sets forth certain of our operating data for the periods indicated.

	For the year ended December 31,			For the six months ended June 30,
	2016	2017	2018	2018	2019
Number of procedures performed
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	41,983	59,463	77,111	37,015	44,206
Energy-based treatments	82,133	107,166	158,256	75,885	103,230

Sub-total	124,116	166,629	235,367	112,900	147,436
Surgical aesthetic medical services	27,337	33,857	63,553	24,531	27,984

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
Average spending by our customers per procedure
Non-surgical aesthetic medical services	2,401	1,989	1,586	231	1,505	1,364	199
Minimally invasive aesthetic treatments	4,077	3,190	2,582	376	2,466	2,318	338
Energy-based treatments	1,545	1,323	1,101	160	1,036	956	139
Surgical aesthetic medical services	6,368	7,062	4,939	719	5,640	5,629	820

        From 2016 to 2018, and from the six months ended June 30, 2018 to the six months ended June 30, 2019, average spending by our customers per procedure had generally declined due to a number of factors. For example, as part of our marketing strategy, we encourage potential customers to try out our services by offering a small number of low-ASP treatments; in addition, in order to increase utilization of our equipment, we from time to time offer promotional events to attract new customers; and as such we may adjust our pricing policy in response to increased competition and the decrease in cost of materials, such as hyaluronic acid. These measures have negatively contributed to our overall average spending by customers per procedure, but we believe these measures are beneficial to our overall profitability and long-term growth.

Aesthetic medical services (surgical and non-surgical)

        Our aesthetic medical services consist of surgical and non-surgical aesthetic medical services. Our revenue from aesthetic medical services was RMB472.1 million, RMB570.5 million, RMB687.2 million (US$100.1 million), RMB308.2 million and RMB358.7 million (US$52.3 million) in 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, respectively. Revenue from aesthetic medical services as a percentage of our total revenue was 80.7%, 81.8%, 90.3%, 86.5% and 91.3% in 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, respectively.

Non-surgical aesthetic medical services

        Our non-surgical aesthetic medical services primarily consist of services such as injection treatments, energy-based treatments and thread lifts. Our revenue from non-surgical aesthetic medical services was RMB298.0 million, RMB331.4 million, RMB373.3 million (US$54.4 million), RMB169.9 million and RMB201.1 million (US$29.3 million) in 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, respectively. Revenue from non-surgical aesthetic medical services as a percentage of our total revenue was 51.0%, 47.5%, 49.1%, 47.7% and 51.2% in 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, respectively.

Surgical aesthetic medical services

        Our surgical aesthetic medical services primarily consist of services such as eye surgery (for example, double eyelid surgery), nose surgery (rhinoplasty), breast augmentation and liposuction. Our revenue from surgical aesthetic medical services was RMB174.1 million, RMB239.1 million, RMB313.9 million (US$45.7 million), RMB138.3 million and RMB157.5 million (US$22.9 million), respectively, representing 29.8%, 34.3%, 41.2%, 38.8% and 40.1%, of our total revenue, respectively, in 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019.

General healthcare services and other aesthetic medical services

        General healthcare services and other aesthetic medical services primarily consist of a range of medical services, such as internal medicine, urology, gynecology and obstetrics treatments, as well as various other aesthetic medical treatments, such as dentistry, dermatology and hair loss treatments. Our revenue from general healthcare services and other aesthetic medical services was RMB112.7 million, RMB126.9 million, RMB74.1 million (US$10.8 million), RMB48.1 million and RMB34.4 million (US$5.0 million), respectively, representing 19.3%, 18.2%, 9.7%, 13.5% and 8.7% of our total revenue, respectively, in 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019.

Cost of sales and services rendered

        Our cost of sales and services rendered primarily consists of employee benefit expenses for our medical staff, cost of inventories and consumables, inspection fee paid to third party inspection service providers, as well as operating lease and rental expenses, depreciation and amortization, and utilities and office expenses incurred in relation to our medical staff.

        In 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, our cost of sales and services rendered amounted to RMB217.3 million, RMB234.5 million, RMB258.6 million (US$37.7 million), RMB125.9 million and RMB126.5 million (US$18.4 million), respectively, representing 33.6%, 34.0%, 34.6%, 35.3% and 32.2% of our total revenue, respectively.

Gross margin

        The table below sets forth a breakdown of our gross margin by service offering for the periods indicated.

	Gross margin for the year ended December 31,			Gross margin for the six months ended June 30,
	2016	2017	2018	2018	2019
Non-surgical aesthetic medical services	66.2%	66.2%	67.4%	64.5%	72.4%
Minimally invasive aesthetic treatments	69.3%	67.5%	70.1%	65.0%	72.7%
Energy-based treatments	62.0%	66.0%	64.2%	64.0%	72.2%
Surgical aesthetic medical services	60.8%	66.0%	66.4%	64.0%	62.7%
General healthcare services and other aesthetic medical services	57.0%	65.7%	57.7%	67.0%	64.3%
Overall	62.8%	66.4%	66.0%	64.7%	67.8%

Selling expenses

        Selling expenses primarily consist of advertising and marketing expenses, and the employee benefit expenses for our sales team. In 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, our selling expenses amounted to RMB231.2 million, RMB300.4 million, RMB333.5 million (US$48.6 million), RMB158.4 million and RMB165.3 million (US$24.1 million), respectively, representing 39.5%, 43.1%, 43.8%, 44.5% and 42.0% of our revenue in the corresponding period.

General and administrative expenses

        General and administrative expenses primarily consist of employee benefit expenses for our management team, as well as the utility and office expense and rental expense incurred in relation to our administrative staff. In 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, our general and administrative expenses amounted to RMB121.8 million, RMB92.8 million, RMB115.5 million (US$16.8 million), RMB52.4 million and RMB66.3 million (US$9.7 million), respectively, representing 20.8%, 13.3%, 15.2%, 14.7% and 16.9% of our revenue in the corresponding period.

Fair value gain/(loss) of convertible redeemable preferred shares

        We designated our convertible redeemable preferred shares as financial liabilities at fair value through profit or loss. They were initially recognized at fair value. They are carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value gain of the convertible redeemable preferred shares of RMB49.0 million in 2016 and a fair value loss of the convertible redeemable preferred shares of RMB85.5 million and RMB226.2 million (US$32.9 million), in 2017 and 2018, respectively. We recorded a fair value gain of the convertible redeemable preferred shares of RMB43.1 million (US$6.3 million) in the six months ended June 30, 2019. Upon the completion of the offering, the convertible redeemable preferred shares will be automatically converted into our company's ordinary shares on a one-to-one basis (subject to adjustment for dilutive issuances) and their carrying amount will be transferred to our company's equity. Accordingly, there will be no fair value gain or loss of the convertible redeemable preferred shares for any period following completion of this offering.

Fair value loss of convertible note

        We designated our convertible note as a financial liability at fair value through profit or loss. It was initially recognized at fair value. It is carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of the convertible note of RMB1.3 million, RMB9.2 million (US$1.3 million), RMB5.4 million (US$0.8 million) in 2017, 2018 and the six months ended June 30, 2019, respectively.

Fair value gain/(loss) of exchangeable note liabilities

        We designated our exchangeable note liabilities as financial liabilities at fair value through profit or loss. They were initially recognized at fair value. They are carried at fair value with changes in fair value recognized in profit or loss. We recorded a fair value loss of exchangeable note liabilities of RMB38.3 million and RMB56.9 million (US$8.3 million) in 2017 and 2018, respectively. We recorded a fair value gain of exchangeable note liabilities of RMB16.2 million (US$2.4 million) in the six months ended June 30, 2019.

Income tax expense

        Our income tax expense consists of current income taxation and deferred income tax credit or charge. Our subsidiaries established and operated in the PRC are subject to PRC corporate income tax at the rate of 25%.

        The following table shows a breakdown of our income tax expense for the periods indicated.

	For the year ended on December 31,				For the six months ended on June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Current income taxation:
—PRC corporate income tax	20,251	18,713	21,073	3,070	9,797	16,318	2,377
Deferred income tax (credit)/charge	(6,538)	547	(2,565)	(374)	(3,524)	(4,538)	(661)

Total	13,713	19,260	18,508	2,696	6,273	11,780	1,716

        Our effective tax rates were 21.3%, (36.2%), (7.9)%, 27.1% and 12.8% for the years ended December 31, 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, respectively, which fluctuation was mainly due to the non-taxable fair value changes in relation to our convertible redeemable preferred shares, convertible notes, exchangeable note liabilities, and derivative financial instruments, as well as certain other non-tax deductible expenses such as the interest expense on convertible note, share-based compensation expenses, and professional fees in relation to the Company's financing activities but are not capitalized.

        The income tax expense as a percentage of adjusted profit before income tax is presented as a supplemental disclosure because it is used by us to analyze the fluctuation of income tax expenses. However, adjusted profit before income tax is a non-IFRS financial measure and should not be considered in isolation or construed as an alternative to profit/(loss) before income tax as an indicator normally included in IFRS-based financial results. Adjusted profit before income tax presented in this prospectus may not be comparable to other similarly titled measurements of other companies. The following table provides a quantitative reconciliation of adjusted profit before income tax to its most directly comparable IFRS measurement, profit/(loss) before income tax:

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Profit/(loss) before income tax for the year	64,240	(53,169)	(233,972)	(34,083)	23,169	91,944	13,395
Adjusted for:
One-time compensatory expense arising from the issuance of exchangeable note liabilities	39,202	—	—	—	—	—	—
Fair value (gain)/loss of convertible redeemable preferred shares	(49,027)	85,461	226,248	32,957	—	(43,056)	(6,272)
Fair value loss of convertible note	—	1,283	9,152	1,333	—	5,358	780
Fair value (gain)/loss of exchangeable note liabilities	—	38,307	56,925	8,292	—	(16,193)	(2,359)
Fair value loss of derivative financial instrument	—	—	301	44	—	14	2
Interest expense on convertible note	—	4,815	4,660	679	2,185	2,370	345
Share-based compensation expense	—	—	—	—	—	6,281	915
Professional fees	—	2,036	8,055	1,173	3,777	2,355	343

Adjusted profit before income tax for the year/period	54,415	78,733	71,369	10,395	29,131	49,073	7,149

Effective tax rate based on adjusted profit before income tax	25.2%	24.5%	25.9%		21.5%	24.0%
        Our income tax expense as a percentage of the adjusted profit before income tax for the years ended December 31, 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019 were 25.2%, 24.5%, 25.9%, 21.5% and 24.0%, respectively.

Taxation

Cayman Islands

        We are an exempt company with limited liability incorporated in the Cayman Islands. Under Cayman Islands law, we are not subject to income or capital gains tax in the Cayman Islands.

Hong Kong

        Hong Kong profits tax rate is 16.5%. During the periods under review, we did not incur any profit tax as there was no estimated assessable profit that was subject to Hong Kong profit tax.

PRC

        Pursuant to the EIT Law, a uniform 25% EIT rate is generally applied to both foreign-invested except where a special preferential rate applies. Our PRC subsidiaries were subject to this uniform 25% EIT rate during the periods under review.

        Under the EIT Law, the profits of a foreign-invested enterprise that are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company during the 12 consecutive months preceding the receipt of the dividends and is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements.

Results of operations

        The following table sets forth our results of operations for the periods indicated in absolute amounts and as a percentage of revenue.

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except percentages)
Revenue	584,857	697,396	761,306	110,897	356,309	393,074	57,258
Cost of sales and services rendered	(217,339)	(234,522)	(258,567)	(37,665)	(125,883)	(126,545)	(18,433)

Gross profit	367,518	462,874	502,739	73,232	230,426	266,529	38,825
Selling expenses	(231,229)	(300,362)	(333,526)	(48,584)	(158,424)	(165,286)	(24,077)
General and administrative expenses	(121,763)	(92,836)	(115,485)	(16,822)	(52,419)	(66,303)	(9,658)
Finance income	309	868	322	47	161	213	31
Finance costs	(2,920)	(6,581)	(9,244)	(1,347)	(4,186)	(12,250)	(1,784)
Other gains, net	1,704	9,334	12,118	1,765	6,845	16,532	2,408
Fair value gain/(loss) of the convertible redeemable preferred shares	49,027	(85,461)	(226,248)	(32,957)	—	43,056	6,272
Fair value loss of convertible note	—	(1,283)	(9,152)	(1,333)	—	(5,358)	(780)
Fair value gain/(loss) of exchangeable note liabilities	—	(38,307)	(56,925)	(8,292)	—	16,193	2,359
Fair value loss of derivative financial instrument	—	—	(301)	(44)	—	(14)	(2)
Share of profits/(losses) of investments accounted for using the equity method	1,594	(1,415)	1,730	252	766	(1,368)	(199)

Profit/(loss) before income tax	64,240	(53,169)	(233,972)	(34,083)	23,169	91,944	13,395
Income tax expense	(13,713)	(19,260)	(18,508)	(2,696)	(6,273)	(11,780)	(1,716)

Profit/(loss) for the year/period	50,527	(72,429)	(252,480)	(36,779)	16,896	80,164	11,679

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Revenue

        Our revenue increased by 10.3% to RMB393.1 million (US$57.3 million) in the six months ended June 30, 2019 from RMB356.3 million in the six months ended June 30, 2018. The increase reflects increases in revenue from each of our service offerings, as discussed below.

Non-surgical aesthetic medical services

        Our revenue from non-surgical aesthetic medical services increased by 18.4% to RMB201.1 million (US$29.3 million) in the six months ended June 30, 2019 from RMB169.9 million in the six months ended June 30, 2018, among which revenue from minimally invasive aesthetic medical services increased by 12.2% to RMB102.5 million (US$14.9 million) in the six months ended June 30, 2019 from RMB91.3 million in the six months ended June 30, 2018, and revenue from energy-based treatments increased by 25.5% to RMB98.7 million (US$14.4 million) in the six months ended June 30, 2019 from RMB78.6 million in the six months ended June 30, 2018.

        Such increase in revenue from non-surgical aesthetic medical services was primarily resulting from the increase in the number of procedures performed, which was in turn because we were able to attract more customers as our brand awareness continues to grow and as a result of our successful marketing efforts, particularly the increased use of new media channels. Such revenue increase was partially offset by a decrease in the average spending per procedure, which was in turn due to a combination of different factors, including the shift of our product and service mix, changes in customers' consumption habits, the marketing campaigns we organized, as well as changes in our pricing policies in response to the intensified competition.

Surgical aesthetic medical services

        Our revenue from surgical aesthetic medical services increased by 13.9% to RMB157.5 million (US$22.9 million) in the six months ended June 30, 2019 from RMB138.3 million in the six months ended June 30, 2018, primarily as a result of an increase in the number of procedures performed. The average spending per procedure for our surgical aesthetic medical services had remained largely stable in the six months ended June 30, 2018 and 2019.

General healthcare services and other aesthetic medical services

        Our revenue from general healthcare services and other aesthetic medical services decreased by 28.4% to RMB34.4 million (US$5.0 million) in the six months ended June 30, 2019 from RMB48.1 million in the six months ended June 30, 2018. Our revenue from general healthcare services and other aesthetic medical services decreased in absolute amount and as a percentage of our total revenue as a result of our strategic shift towards aesthetic medical services. We will continue to offer general healthcare services and other aesthetic medical services, and expect to continue earning revenue from these services.

Cost of sales and services rendered

        Our cost of sales and services rendered increased slightly by 0.5% to RMB126.5 million (US$18.4 million) in the six months ended June 30, 2019 from RMB125.9 million in the six months ended June 30, 2018. The relatively stable change is due to a number of factors, including (i) our fixed costs being spread over a substantial increase in non-surgical aesthetic medical procedures by 30.6% in the six months ended June 30, 2019 from the six months ended June 30, 2018, which largely outpaced the increase in surgical aesthetic medical procedures by 14.1% in the corresponding period, (ii) the economies of scale as our business expanded (iii) decrease in cost of materials, such as hyaluronic acid.

Gross profit

        As a result of the foregoing, our gross profit increased by 15.7% to RMB266.5 million (US$38.8 million) in the six months ended June 30, 2019 from RMB230.4 million in the six months ended June 30, 2018. Our gross margin increased to 67.8% in the six months ended June 30, 2019 from 64.7% in the six months ended June 30, 2018 mainly due to the significant increase in the number of non-surgical procedures performed, which had a relatively higher margin.

Non-surgical aesthetic medical services

        Our gross margin for non-surgical aesthetic medical services increased to 72.4% in the six months ended June 30, 2019 from 64.5% in the six months ended June 30, 2018. Our gross margin for minimally invasive aesthetic treatments increased to 72.7% in the six months ended June 30, 2019 from 65.0% in the six months ended June 30, 2018 and our gross margin for energy-based treatments increased to 72.2% in the six months ended June 30, 2019 from 64.0% in the six months ended June 30, 2018. Our gross margin for non-surgical aesthetic medical services increased, primarily because we strategically changed our service mix and increased the provision of several non-surgical aesthetic medical services with higher margins, and because we benefited from the economies of scale as our business expanded.

Surgical aesthetic medical services

        Our gross margin for surgical aesthetic medical services decreased to 62.7% in the six months ended June 30, 2019 from 64.0% in the six months ended June 30, 2018, primarily because we slightly adjusted the pricing of our surgeries in response to the increasingly intensified competition, and because the employee benefit expenses for our medical staff, especially experienced surgeons, had increased.

General healthcare services and other aesthetic medical services

        Our gross margin for general healthcare services and other aesthetic medical services decreased to 64.3% in the six months ended June 30, 2019 from 67.0% in the six months ended June 30, 2018, primarily because since the second half of 2018, the Chinese government promulgated stricter regulations on privately-owned hospitals in the general healthcare industry, which limited the price we can charge for some of the general healthcare services we provide.

Selling expenses

        Our selling expenses increased by 4.3% to RMB165.3 million (US$24.1 million) in the six months ended June 30, 2019 from RMB158.4 million in the six months ended June 30, 2018, primarily as a result of our enhanced sales and marketing efforts. Selling expenses as a percentage of our total revenue decreased to 42.0% in the six months ended June 30, 2019 from 44.5% in the six months ended June 30, 2018, which was primarily resulting from the gradual shift of our major marketing channel from traditional channels to new media channels such as WeChat and So-Young, which we believe are more cost-effective.

General and administrative expenses

        Our general and administrative expenses increased by 26.5% to RMB66.3 million (US$9.7 million) in the six months ended June 30, 2019 from RMB52.4 million in the six months ended June 30, 2018, primarily because we incurred more share-based compensation expenses in the first half of 2019. General and administrative expenses as a percentage of our total revenue increased to 16.9% in the six months ended June 30, 2019 from 14.7% in the six months ended June 30, 2018.

Finance costs

        Our finance costs increased by 192.6% to RMB12.3 million (US$1.8 million) in the six months ended June 30, 2019 from RMB4.2 million in the six months ended June 30, 2018, primarily due to the impact from application of IFRS 16 and the increase in our outstanding loans.

Other gains, net

        Our other gains, net in the six months ended June 30, 2019 and 2018 was RMB16.5 million and RMB6.8 million (US$1.0 million), respectively, mainly due to fair value gain on remeasurement of our existing 30% equity interest in Shenzhen Pengai Yueji upon the acquisition of an additional 30% equity interest in it.

Fair value gain of convertible redeemable preferred shares

        We recorded a fair value gain of convertible redeemable preferred shares of RMB43.1 million in the six months ended June 30, 2019 compared to nil in the six months ended June 30, 2018, mainly due to fair value measurement of convertible redeemable preferred shares in connection with our issuance of additional ordinary shares for the Share Incentive Plan in June 2019.

Income tax expense

        Our income tax expense increased by 87.8% to RMB11.8 million (US$1.7 million) in the six months ended June 30, 2019 from RMB6.3 million in the six months ended June 30, 2018.

Profit/(loss) for the period

        As a result of the foregoing, our net profit increased by 374.5% to RMB80.2 million in the six months ended June 30, 2019 from RMB16.9 million in the six months ended June 30, 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

        Our revenue increased by 9.2% to RMB761.3 million (US$110.9 million) in the year ended December 31, 2018 from RMB697.4 million in the year ended December 31, 2017. The increase reflects increases in revenue from each of our service offerings, as discussed below.

Aesthetic medical services (surgical and nonsurgical)

        Our revenue from aesthetic medical services, which include surgical aesthetic medical services and non-surgical aesthetic medical services, increased by 20.5% to RMB687.2 million (US$100.1 million) in the year ended December 31, 2018 from RMB570.5 million in the year ended December 31, 2017. This was because the total number of aesthetic medical services performed increased to 298,920 in the year ended December 31, 2018 from 200,486 in the year ended December 31, 2017, partially offset by an decrease in average spending per procedure to RMB2,299 (US$335) in the year ended December 31, 2018 from RMB2,846 in the year ended December 31, 2017.

Non-surgical aesthetic medical services

        Our revenue from non-surgical aesthetic medical services, which include minimally invasive aesthetic and energy-based treatments, increased by 12.6% to RMB373.3 million (US$54.4 million) in the year ended December 31, 2018 from RMB331.4 million in the year ended December 31, 2017.

        The total number of non-surgical aesthetic medical services performed increased to 235,367 in the year ended December 31, 2018 from 166,629 in the year ended December 31, 2017, while average spending per procedure decreased to RMB1,586 (US$231) in the year ended December 31, 2018 from RMB1,989 million in the year ended December 31, 2017. The increase in the number of procedures performed was due to marketing campaigns with promotional discounts, which resulted in additional procedures performed but a decrease in average spending per procedure.

        Revenue from minimally invasive aesthetic medical services increased by 5.0% to RMB199.1 million (US$29.0 million) in the year ended December 31, 2018 from RMB189.7 million in the year ended December 31, 2017 due to an increase in the number of procedures performed, partially offset by a decrease on the average spending per procedure.

        Revenue from energy-based treatments increased by 22.9% to RMB174.2 million (US$25.4 million) in the year ended December 31, 2018 from RMB141.8 million in the year ended December 31, 2017 due to an increase in the number of procedures performed, partially offset by a decrease on the average spending per procedure.

Surgical aesthetic medical services

        Our revenue from surgical aesthetic medical services increased by 31.3% to RMB313.9 million (US$45.7 million) in the year ended December 31, 2018 from RMB239.1 million in the year ended December 31, 2017, primarily as a result of an increase in the number of procedures performed, partially offset by a decrease in average spending per procedure.

General healthcare services and other aesthetic medical services

        Our revenue from general healthcare services and other aesthetic medical services decreased by 41.6% to RMB74.1 million (US$10.8 million) in the year ended December 31, 2018 from RMB126.9 million in the year ended December 31, 2017, primarily as a result of a decrease in average spending per procedure even though there was an increase in number of procedures performed.

        Our revenue from general healthcare services and other aesthetic medical services decreased as a percentage of our total revenue as a result of our strategic shift towards aesthetic medical services. We will continue to offer general healthcare services and other aesthetic medical services, and expect to continue earning revenue from these services.

Cost of sales and services rendered

        Our cost of sales and services rendered increased by 10.3% to RMB258.6 million (US$37.7 million) in the year ended December 31, 2018 from RMB234.5 million in the year ended December 31, 2017, consistent with our business growth.

Gross profit

        As a result of the foregoing, our gross profit increased by 8.6% to RMB502.7 million (US$73.2 million) in the year ended December 31, 2018 from RMB462.9 million in the year ended December 31, 2017. Our gross margin decreased to 66.0% in the year ended December 31, 2018 from 66.4% in the year ended December 31, 2017.

Non-surgical aesthetic medical services

        Our gross margin for non-surgical aesthetic medical services increased to 67.4% in the year ended December 31, 2018 from 66.2% in the year ended December 31, 2017. Our gross margin for minimally invasive aesthetic treatments increased to 70.1% in the year ended December 31, 2018 from 67.5% in the year ended December 31, 2017 and our gross margin for energy-based treatment decreased to 64.2% in the year ended December 31, 2018 from 66.0% in the year ended December 31, 2017.

        Our gross margin for minimally invasive aesthetic treatments increased mainly as a result of a decrease in cost of inventories and consumables, offset by a decrease in the average spending per procedure. Gross margin for energy-based treatments decreased primarily as a result of a decline in average spending per procedure.

Surgical aesthetic medical services

        Our gross margin for surgical aesthetic medical services increased to 66.4% in the year ended December 31, 2018 from 66.0% in the year ended December 31, 2017. Our gross margin for surgical aesthetic medical services increased primarily as a result of increased number of surgeries performed by doctors and increased utilization of facilities.

General healthcare services and other aesthetic medical services

        Our gross margin for general healthcare services and other aesthetic medical services decreased to 57.7% in the year ended December 31, 2018 from 65.7% in the year ended December 31, 2017. The decrease in gross margin for general healthcare and other aesthetic services is primarily caused by the decrease in gross margin of general healthcare. Revenue for general healthcare declined to RMB23.0 million in 2018 from RMB48.2 million in 2017, and gross profit for general healthcare decreased to RMB10.7 million in 2018 from RMB28.6 million in 2017, leading to the decline of gross margin to 46.3% in 2018 from 59.3% in 2017. The main factor contributing to the decrease in the gross margin of general healthcare was the issuance by the Chinese government of stricter regulations on privately-owned hospitals in the general healthcare industry since the second half of 2018. General healthcare and other aesthetic services is not a core business for our company and we focus more on the growth of our core businesses, including surgical and non-surgical aesthetic medical services. Other aesthetic services also had a decrease in gross margin to 62.8% in 2018 from 69.6% in 2017.

Selling expenses

        Our selling expenses increased by 11% to RMB333.5 million (US$48.6 million) in the year ended December 31, 2018 from RMB300.4 million in the year ended December 31, 2017, primarily as a result of an increase in employee benefit expenses and advertising and marketing expenses as we increased our advertising and marketing activities. Selling expenses as a percentage of our total revenue increased to 43.8% in the year ended December 31, 2018 from 43.1% in the year ended December 31, 2017.

General and administrative expenses

        Our general and administrative expenses increased by 24.4% to RMB115.5 million (US$16.8 million) in the year ended December 31, 2018 from RMB92.8 million in the year ended December 31, 2017, primarily as a result of an increase in employee headcount for part of the year, which caused an increase in our employee expenses. General and administrative expenses as a percentage of our total revenue increased from 13.3% in the year ended December 31, 2017 to 15.2% in the year ended December 31, 2018.

Other gains, net

        Our other gains, net in the year ended December 31, 2017 and 2018 was RMB9.3 million and RMB12.1 million (US$1.8 million), respectively, representing gains primarily generated from the sale of two of our subsidiaries. We recorded RMB3.1 million in rental income in the year ended December 31, 2017 and RMB1.4 million (US$0.2 million) in rental income in the year ended December 31, 2018.

Fair value gain/(loss) of convertible redeemable preferred shares

        We recorded a fair value loss of convertible redeemable preferred shares of RMB226.2 million (US$32.9 million) in the year ended December 31, 2018 compared to a fair value loss of RMB85.5 million in the year ended December 31, 2017, primarily attributable to an increase in the valuation of our company.

Fair value loss of convertible note

        We recorded a fair value loss of convertible note of RMB9.2 million (US$1.3 million) in the year ended December 31, 2018 compared to a fair value loss of RMB1.3 million in the year ended December 31, 2017, due to an increase in the valuation of our company.

Fair value loss of exchangeable note liabilities

        We recorded a fair value loss of exchangeable note liabilities of RMB56.9 million (US$8.3 million) in the year ended December 31, 2018 compared to a fair value loss of RMB38.3 million in the year ended December 31, 2017, primarily attributable to an increase in the valuation of our company.

Finance costs

        Our finance costs increased by 40.5% to RMB9.2 million (US$1.3 million) in the year ended December 31, 2018 from RMB6.6 million in the year ended December 31, 2017, due to additional bank borrowings from two new banks.

Income tax expense

        Our income tax expense decreased by 3.9% to RMB18.5 million (US$2.7 million) in the year ended December 31, 2018 from RMB19.3 million in the year ended December 31, 2017, primarily due to lower profit before tax after adjusting back the impact of fair value change of convertible redeemable preferred shares, convertible note and exchangeable note liabilities, but partially offset by the increased effective income tax rate.

Profit/(loss) for the year

        As a result of the foregoing, we had a net loss of RMB252.5 million (US$36.8 million) in the year ended December 31, 2018 and a net loss of RMB72.4 million in the year ended December 31, 2017.

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

        Our revenue increased by 19.2% to RMB697.4 million in 2017 from RMB584.9 million in 2016. The increase reflects increases in revenue from each of our service offerings, as discussed below.

Non-surgical aesthetic medical services

        Our revenue from non-surgical aesthetic medical services, which include minimally invasive aesthetic and energy-based treatments, increased by 11.2% to RMB331.4 million in 2017 from RMB298.0 million in 2016. Freckle removal treatments accounted for a significant portion of the increase, growing 90.2% from RMB9.7 million in 2016 to RMB18.5 million in 2017. In addition, other medical treatment fees that include nursing fees, examination fees and charges for anesthesia increased by 60.3% from RMB21.7 million in 2016 to RMB34.7 million in 2017.

        The total number of non-surgical aesthetic medical services performed increased to 166,629 in 2017 from 124,116 in 2016 while average spending per procedure decreased to RMB1,989 in 2017 from

RMB2,401 in 2016. The increase in the number of procedures performed reflected (i) increased procedures at our existing treatment centers and (ii) procedures at treatment centers we established or acquired in 2017, such as those in Guangzhou Pengai, Baotou Pengai, Yinchuan Pengai, Chengdu Pengai and Shenzhen Pengai Xiuqi.

        Revenue from minimally invasive aesthetic medical services increased by 10.8% to RMB189.7 million in 2017 from RMB171.2 million in 2016 due to an increase in the number of minimally invasive treatments performed from 41,983 in 2016 to 59,463 in 2017, partially offset by a decrease in average spending per procedure to RMB3,190 in 2017 from RMB4,077 in 2016.

        Revenue from energy-based treatments increased by 11.7% to RMB141.8 million in 2017 from RMB126.9 million in 2016 due to an increase in the number of energy-based procedures performed from 82,133 in 2016 to 107,166 in 2017, partially offset by a decrease in average spending per procedure to RMB1,323 in 2017 from RMB1,545 in 2016.

Surgical aesthetic medical services

        Our revenue from surgical aesthetic medical services increased by 37.4% to RMB239.1 million in 2017 from RMB174.1 million in 2016, primarily as a result of an increase in the number of procedures performed to 33,857 in 2017 from 27,337 in 2016, as well as an increase in the average spending per procedure to RMB7,062 in 2017 from RMB6,368 in 2016. Fat grafting treatments accounted for a significant portion of the increase, growing 62.6% from RMB21.6 million in 2016 to RMB35.1 million in 2017. In addition, revenue from rhinoplasty increased by 61.8% from RMB37.1 million in 2016 to RMB60.0 million in 2017. Other surgical fees that include pharmaceutical and supply charges increased by 66.3% from RMB4.8 million in 2016 to RMB7.9 million in 2017.

General healthcare services and other aesthetic medical services

        Our revenue from general healthcare services and other aesthetic medical services increased by 12.5% to RMB126.9 million in 2017 from RMB112.7 million in 2016, primarily as a result of increased revenue contribution from other aesthetic medical services such as scar repair, hair loss treatments, and aesthetic dentistry.

        Our revenue from general healthcare services and other aesthetic medical services decreased as a percentage of our total revenue as a result of our strategic shift towards aesthetic medical services. We will continue to offer general healthcare services and other aesthetic medical services, and expect to continue earning revenue from these services.

Cost of sales and services rendered

        Our cost of sales and services rendered increased by 7.9% to RMB234.5 million in 2017 from RMB217.3 million in 2016, consistent with our business growth.

Gross profit

        As a result of the foregoing, our gross profit increased 25.9% from RMB367.5 million in 2016 to RMB462.9 million in 2017. Our gross margin increased to 66.4% in 2017 from 62.8% in 2016.

Non-surgical aesthetic medical services

        Our gross margin for non-surgical aesthetic medical services increased to 66.9% in 2017 from 66.2% in 2016. Our gross margin for minimally invasive aesthetic treatments decreased to 67.5% in 2017 from 69.3% in 2016, and our gross margin for energy-based treatment increased to 66.0% in 2017 from 62.0% in 2016.

        Gross margin for minimally invasive aesthetic treatments decreased mainly as a result of the cost for injection materials remaining relatively stable, while spending per procedure decreased as a result of pricing competition. Gross margin for energy-based treatments increased primarily as a result of a substantial increase in the number of treatments performed over a fixed equipment costs, partially offset by the decrease in spending per procedure.

Surgical aesthetic medical services

        Our gross margin for surgical aesthetic medical services increased to 66.0% in 2017 from 60.8% in 2016. Our gross margin for surgical aesthetic medical services increased primarily as a result of an increase in average spending per procedure and a slight decline in associated costs.

General healthcare services and other aesthetic medical services

        Our gross margin for general healthcare services and other aesthetic medical services increased to 65.7% in 2017 from 57.0% in 2016. The increase in gross margin for general healthcare services and other aesthetic medical service was primarily due to the increased contribution of other aesthetic medical services with higher margin, such as hair loss treatments and aesthetic dentistry.

Selling expenses

        Our selling expenses increased by 29.9% to RMB300.4 million in 2017 from RMB 231.2 million in 2016, primarily as a result of an increase in (i) advertising and marketing expenses for web-based marketing channels of 39.1% from RMB133.5 million in 2016 to RMB185.8 million, and (ii) increased spending in offline promotion activities of 71.9% from RMB24.3 million in 2016 to RMB41.8 million in 2017. This increase was also a result of increased overall sales and promotion efforts of existing treatment centers, as well as the expansion of our business, including the opening of our three new centers in 2017. Selling expenses as a percentage of our total revenue increased from 39.5% in 2016 to 43.1% in 2017.

General and administrative expenses

        Our general and administrative expenses decreased by 23.8% to RMB92.8 million in 2017 from RMB121.8 million in 2016, primarily as a result of an one-time compensatory expense of RMB39.2 million arising from the issuance of exchangeable note liabilities in 2016, offsetting an increase in travel and professional fees incurred of 194.8% from RMB6.8 million in 2016 to RMB 20.1 million in 2017 as a result of our acquiring and establishing new treatment centers. Administrative expenses as a percentage of our total revenue decreased from 20.8% in 2016 to 13.3% in 2017.

Other gains, net

        Our other gains, net in 2016 and 2017 was RMB1.7 million and RMB9.3 million, respectively, representing gains primarily generated from rental and brand royalty fees. We recorded RMB1.6 million in rental income for 2016 and RMB3.1 million in rental income for 2017.

Fair value gain/(loss) of convertible redeemable preferred shares

        We recorded a fair value loss of convertible redeemable preferred shares of RMB85.5 million in 2017 compared to a gain of RMB49.0 million in 2016, primarily attributable to an increase in the underlying equity value of our company in 2017 as compared to 2016.

Fair value loss of convertible note

        We recorded a fair value loss of convertible note of RMB1.3 million in 2017 compared to nil in 2016, due to interest accrued on our convertible note we issued in December 2016.

Fair value loss of exchangeable note liabilities

        We recorded a fair value loss of exchangeable note liabilities of RMB38.3 million in 2017 compared to nil in 2016, primarily attributable to the exchangeable note we issued in December 2016.

Finance costs

        Our finance costs increased by 125.4% to RMB6.6 million in 2017 from RMB2.9 million in 2016, due to the interest paid on the convertible note we issued in December 2016.

Income tax expense

        Our income tax expense increased by 40.5% to RMB19.3 million in 2017 from RMB13.7 million in 2016, primarily due to the increase in our taxable income, which excludes fair value gain/(loss) of the convertible redeemable preferred shares.

Profit/(loss) for the year

        As a result of the foregoing, we had a net profit of RMB50.5 million in 2016 and a net loss of RMB72.4 million in 2017.

Liquidity and capital resources

        Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations, issuances of securities and bank borrowings. Our principal uses of cash have been, and we expect will continue to be, for working capital to support an increase in our scale of operations as well as investments for business expansion.

        We had net current liabilities of RMB27.4 million as at 30 June 2019. Our directors have considered our cash flow from future operations and available borrowing facilities to conclude that we have sufficient financial resources to meet our financial obligations as and when they fall due in the coming twelve months.

        Given our current credit status and the current availability of capital, we believe that we will not encounter any major difficulties in obtaining additional bank borrowings. We plan to fund our future business plans, capital expenditures and related expenses as described in this prospectus with cash from operations, the net proceeds from this offering and short-term and long-term indebtedness. We believe that the net proceeds of this offering, together with our existing cash and cash equivalents and cash flow from future operations, will be sufficient to fund our operations.

Selected Quarterly Results of Operations

        The following table sets forth our unaudited financial data for each of the six quarters from January 1, 2018 to June 30, 2019. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated financial data include all adjustments, consisting only of normal and recurring adjustments that our management considered necessary for a fair statement of our results of operation for the quarters presented.

	For the three months ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019
	RMB	RMB	RMB	RMB	RMB	RMB
	(unaudited)
	(in thousands, except for percentages)
Revenue	166,804	189,505	191,521	213,476	180,887	212,187
Cost of sales and services rendered	(62,402)	(63,481)	(69,889)	(62,795)	(59,674)	(66,871)

Gross profit	104,402	126,024	121,632	150,681	121,213	145,316
Gross margin	63%	67%	64%	71%	67%	68%
Selling expenses	(76,424)	(82,000)	(79,528)	(95,574)	(75,655)	(89,631)
General and administrative expenses	(21,892)	(30,527)	(25,404)	(37,662)	(28,297)	(38,006)
Finance costs, net	(2,099)	(1,926)	(2,458)	(2,439)	(5,941)	(6,096)
Other gains/(losses), net	1,328	5,517	2,636	2,637	18,208	(1,676)
Fair value (loss)/gain of convertible redeemable preferred shares	—	—	—	(226,248)	—	43,056
Fair value loss of convertible note	—	—	—	(9,152)	—	(5,358)
Fair value (loss)/gain of exchangeable note liabilities	—	—	—	(56,925)	—	16,193
Fair value loss of derivative financial instrument	—	—	—	(301)	—	(14)
Share of profits/(losses) of investments accounted for using the equity method	383	383	482	482	(1,379)	11

Profit/(loss) before income tax	5,698	17,471	17,360	(274,501)	28,149	63,795
Income tax expense	(2,131)	(4,142)	(5,413)	(6,822)	(5,440)	(6,340)

Profit/(loss) for the period	3,567	13,329	11,947	(281,323)	22,709	57,455

Quarterly Trends

        During the six quarters from January 1, 2018 to June 30, 2019, our revenue generally increased as our business expanded, with some fluctuation primarily due to seasonal factors.

        Our business is typically the slowest during the first quarter of each years, especially during the Chinese New Year, while we generally experience relatively higher customer visits in the second half of each year, especially during the summer time, the Chinese National Day holiday and Christmas.

        During the six quarters from January 1, 2018 to June 30, 2019, our cost of sales and services rendered, selling expenses and general and administrative expenses moved generally in line with our revenue, and we have been able to gradually increase our operating profit.

        We incurred significant fair value loss of convertible redeemable preferred shares, fair value loss of convertible note, and fair value loss of exchangeable note liabilities in the fourth quarter of 2018 due to completion of Series C financing in the quarter.

        The trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Cash flows

        The following table presents selected cash flow data from our consolidated statements of cash flows for the periods indicated.

	For the year ended December 31,				For the six months ended June 30,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	52,084	76,979	4,894	713	12,323	45,691	6,656
Net cash used in investing activities	(38,865)	(69,195)	(76,182)	(11,097)	(56,047)	(72,823)	(10,608)
Net cash generated from/(used in) financing activities	58,626	(28,187)	66,741	9,722	18,734	3,991	581

Net increase/(decrease) in cash and cash equivalents	71,845	(20,403)	(4,547)	(662)	(24,990)	(23,141)	(3,371)
Cash and cash equivalents at beginning of the year/period	60,465	129,626	106,006	15,442	105,345	101,886	14,938
Cash and cash equivalents at the end of the year/period	129,626	106,006	102,547	14,938	80,221	78,656	11,458

Net cash generated from operating activities

        Our net cash generated from operating activities in the six months ended June 30, 2019 was RMB45.7 million (US$6.7 million), primarily reflecting our profit before income tax as adjusted for non-cash items, including finance costs of RMB12.3 million, depreciation of property, plant and equipment of RMB37.4 million, fair value gain of convertible redeemable preferred shares of RMB43.1 million, fair value gain of exchangeable note of RMB16.2 million, fair value loss of convertible note of RMB5.4 million, and fair value gain on remeasurement of the 30% equity interest in Shenzhen Pengai Yueji of RMB14.3 million.

        Our net cash generated from operating activities in 2018 was RMB4.9 million (US$0.7 million), primarily reflecting our loss before income tax as adjusted for non-cash items, including fair value loss of convertible redeemable preferred shares of RMB226.2 (US$32.9 million), fair value loss of exchangeable note liabilities of RMB56.9 (US$8.3 million), other receivables, deposits and prepayments of RMB35.8 million (US$5.2 million), balances with related parties of RMB25.1 million (US$3.7 million), and depreciation of property, plant and equipment of RMB27.3 (US$4.0 million).

        Our net cash generated from operating activities was RMB77.0 million in 2017. This was primarily attributable to loss before income tax as adjusted for non-cash items, including depreciation of property, plant and equipment of RMB27.5 million and fair value loss of convertible redeemable preferred shares of RMB85.4 million, and increases in inventories of RMB10.9 million, balance with related parties of RMB10.4 million and accruals, other payables and provisions of RMB13.0 million. The increases in inventories and accruals, other payables and provision were mainly a result of our business growth.

        Our net cash generated from operating activities was RMB52.1 million in 2016. This was primarily attributable to profit before income tax as adjusted for non-cash items, including depreciation of property, plant and equipment of RMB34.2 million as well as fair value gain of convertible redeemable preferred shares of RMB49.0 million, and an increase in other receivables, deposits and prepayments of RMB31.3 million.

Net cash used in investing activities

        Our net cash used in investing activities in the six months ended June 30, 2019 was RMB72.8 million (US$10.6 million), primarily reflecting purchase of property, plant and equipment of RMB52.2 million and net cash used in business combinations of RMB28.9 million primarily for the acquisition of Shenzhen Pengai Yueji.

        Our net cash used in investing activities in 2018 was RMB76.2 million (US$11.1 million), primarily reflecting purchase of property, plant and equipment of RMB45.5 million for facility upgrades and purchase of investment properties of RMB31.5 million. Our net cash used in investing activities was RMB69.2 million in 2017, primarily reflecting purchase of property, plant and equipment of RMB47.5 million primarily for the facility upgrades and net cash used in business combinations of RMB29.6 million primarily for the acquisitions of Guangzhou Pengai and Chengdu Pengai, investment in associates of RMB18.3 million, partially offset by a decrease in pledged bank deposits of RMB20.0 million.

        Our net cash used in investing activities was RMB38.9 million in 2016, primarily reflecting purchases of property, plant and equipment of RMB38.6 million primarily for facility upgrades.

Net cash generated/(used in) from financing activities

        Our net cash generated from financing activities in the six months ended June 30, 2019 was RMB4.0 million (US$0.6 million), primarily reflecting proceeds from borrowing of RMB57.2 million, offset by repayment of borrowings of RMB24.2 million and repayment of lease liabilities of RMB22.8 million.

        Our net cash generated from financing activities in 2018 was RMB66.7 million (US$9.7 million), primarily reflecting proceeds from borrowings of RMB108.6 million and issuance of shares of RMB25.7 million, offset by repayment of borrowings of RMB57.9 million. Our net cash used in financing activities was RMB28.2 million in 2017, primarily reflecting our repayment of borrowings of RMB65.2 million, partially offset by net proceeds from borrowings of RMB46.0 million.

        Our net cash generated from financing activities was RMB58.6 million in 2016, primarily reflecting proceeds from convertible note of RMB60.2 million and proceeds from borrowings of RMB12.0 million, partially offset by acquisition of further interests in subsidiaries, including Chongqing, Shanghai and Changsha, from non-controlling shareholders of RMB9.4 million.

Indebtedness

Bank borrowings

        The principal banks on our borrowings are Hua Xia Bank and China Merchants Bank. In 2017, we obtained a loan of RMB26.0 million from Hua Xia Bank for a term of three years and the loan will mature in August 2020. As of June 30, 2019, the principal amount of the loan of RMB22.0 million was outstanding. In 2017, we obtained a revolving credit facility of RMB100 million from China Merchants Bank. The credit facility is valid from August 2017 to August 2019. As of June 30, 2019, the outstanding balance of the amount drawn under the facility was RMB82.6 million (US$12.0 million).

        The loan and credit facility are guaranteed by our subsidiary, Dr. Zhou Pengwu, Ms. Ding Wenting and a related party controlled by Dr. Zhou Pengwu, and secured by some of their properties and/or our properties. The effective interest rate on these bank borrowings was 4.47% in 2016, 6.33% in 2017, 6.67% in 2018 and 6.05% for the six months ended June 30, 2019. Neither of these borrowings have any financial covenant requirements.

Convertible note

        On December 8, 2016, we issued a convertible note to Peak Asia Investment Holdings V Limited with an aggregate principal amount of US$8.7 million. The convertible note is convertible into our Series B redeemable preferred shares at the conversion price of US$2.3292, subject to certain anti-dilution adjustments, at the option of the holder upon occurrence of (a) the liquidation, dissolution or winding up of our company; (b) an acquisition of our company in which in excess of 50% of our company's voting power outstanding before such transaction is transferred; (c) a sale or other disposition of all or substantially all of the assets of our company and its subsidiaries or the exclusive licensing of substantially all of the intellectual properties of our company and its subsidiaries or (d) an initial public offering of our company's shares on an internationally recognized stock exchange. We refer to each of the foregoing as an Exit Event.

        Upon or after the first anniversary but prior to the fourth anniversary of the issuance of the convertible note, the convertible note is redeemable by us at a redemption price equal to 100% of the issue price plus an amount accruing at an internal rate of return at 15% per annum, compounding annually beginning on the date of the issuance of such convertible note and to the redemption price payment date.

        At any time after the earlier of (i) an Exit Event and (ii) the fourth anniversary of the issuance of the convertible note, the convertible note holder has a right to require us to redeem, and we also have the right to redeem, the convertible note in whole and not in part, in each case, at the redemption price equals 100% of the issue price plus an amount accruing at an internal rate of return at 15% per annum, compounding annually, beginning on the date of issuance of such convertible note and to the redemption price payment date.

Exchangeable notes

        On December 8, 2016, certain companies of our founders, who were also our principal shareholders, or the exchangeable notes issuers, issued exchangeable notes to Peak Asia Investment Holdings V Limited with an aggregate principal amount of US$13.9 million. The exchangeable notes will expire on the fourth anniversary of the date of the notes. The exchangeable notes holder has the right to require the exchange note issuers to exchange the exchangeable notes in whole but not in part for our Series B redeemable preferred shares at the exchange price of US$2.3292, subject to certain anti-dilution adjustments.

Capital expenditures

        Our capital expenditure in the six months ended June 30, 2019 was RMB52.2 million (US$7.6 million), which was attributable to purchase of property, plant and equipment, which mainly consists of leasehold improvements for our treatment centers, including RMB14.5 million for Shenzhen Pengai Yueji and Shenzhen Pengai Yuexin, RMB12.3 million for Pengcheng Hospital, RMB13.7 million for Haikou Pengai, and RMB1.6 million for Ninghai Pengai, addition of machinery and equipment including RMB1.9 million for Pengcheng Hospital, RMB1.2 million for Yantai Pengai Jiayan, and RMB1.5 million for Hong Kong Newa.

        In 2018, our capital expenditure was RMB77.7 million (US$11.3 million). Our capital expenditure in 2018 was attributable to purchase of property, plant and equipment, investment properties and intangible assets, which mainly consists of leasehold improvements for our newly opened or acquired centers, including RMB18.1 million in Xiuqi, RMB14.9 million in Yantai Jiayan, RMB5.6 million in Guangzhou, and leasehold improvements of RMB3.5 million for our existing center in Pengcheng, and the addition of our investment properties in Huizhou for RMB31.5 million. In 2017, our capital expenditure was RMB77.1 million. Our capital expenditure in 2017 was attributable to our acquisition of treatment centers in Guangzhou and Chengdu, for RMB12.0 million and RMB17.6 million, respectively. The majority of the remaining capital expenditure went to improve our treatment centers, primarily for refurbishment, with the remainder used to acquire medical treatment and office equipment.

        In 2016, our capital expenditure was RMB38.6 million, the majority of which was used to improve our treatment centers including Chongqing Pengai, Shenzhen Pengai and Pengcheng Hospital. The rest was used for acquiring treatment and office equipment.

        We intend to fund our future capital expenditures with our existing cash balances and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

        The following table sets forth our contractual obligations as of June 30, 2019. Amounts we pay in future periods may vary from those reflected in the table.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations(1)	252,861	49,765	77,378	69,700	56,018
Exchangeable note liabilities	139,889	—	139,889	—	—
Convertible note	92,491	4,777	87,714	—	—
Borrowings	141,453	110,254	31,199	—	—

Total	626,694	164,796	336,180	69,700	56,018

Note:

(1)
We lease premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

Off-balance sheet arrangements

        We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any unconsolidated third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and qualitative disclosures about market risk

        In the normal course of business, we are exposed to various types of financial risks as described below.

Foreign exchange risk

        Substantially all of our transactions are denominated in renminbi. As a result, we do not believe we are exposed to significant foreign exchange rate risks. However, as the proceeds of the offering will be denominated in U.S. dollars, any appreciation of the renminbi against the U.S. dollar will reduce the amount of proceeds we receive in terms of renminbi. On the other hand, a depreciation of the renminbi would adversely affect the value, translated or converted into U.S. dollars, of our net assets, earnings and any dividends we declare. We do not engage in hedging activities to manage such exchange rate risk.

        With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, our post-tax results would increase or decrease by RMB2.5 million, RMB27.9 million, RMB32.8 million (US$4.8 million) and RMB22.5 million (US$3.3 million) in 2016, 2017, 2018 and the six months ended June 30, 2019, respectively.

Credit risk

        We have no significant concentrations of credit risk. The carrying amounts of pledged bank deposits, cash at banks, trade receivables, deposits and other receivables and amounts due from related companies included in the consolidated statements of financial position represent our maximum exposure to credit risk in relation to our financial assets. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. The majority of the our pledged deposits and cash at banks are deposited in major reputable financial institutions located in the PRC. Most of our revenue is settled by cash or credit cards. Our trade receivables are mainly due from financial institutions with sound financial standing. There has been no history of default in relation to these external parties. We do not expect any losses arising from non-performance by these counterparties.

Interest rate risk

        Our interest rate risk relates primarily to our bank deposits and bank borrowings. Bank borrowings issued at variable rates expose us to cash flow interest rate risk. Bank borrowings issued at fixed rates expose us to fair value interest rate risk. We have not entered into interest rate swaps to hedge against our exposure to changes in fair values of our borrowings. We will, however, continue to monitor interest rate risk exposure and will consider hedging significant interest rate risk exposure should the need arise.

        In 2016, 2017, 2018 and the six months ended June 30, 2019, interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, our post-tax results for the year would have been RMB125,000, RMB106,000, RMB73,000 (US$10,634) and RMB102,000 (US$14,858) lower/higher, respectively, mainly as a result of higher/lower interest expenses on floating rate borrowings.

Liquidity risk

        Our policy is to regularly monitor current and expected liquidity requirements to ensure that we maintain sufficient cash and cash equivalents and adequate amounts of committed credit facilities to meet our liquidity requirements in the short and long term. Our primary cash requirements have been the payment for operating expenses and we have historically met our working capital requirements primarily from cash generated from operations.

Price risk

        We are exposed to price risk in respect of the convertible redeemable preferred shares carried at fair value with changes in fair value recognized in profit or loss. Fair value of the convertible redeemable preferred shares is affected by changes in our market value. As the convertible redeemable preferred shares will be converted into ordinary shares prior to the completion of this offering, we will not be exposed to this risk following this offering. We are not exposed to material commodity price risk.

        We are exposed to price risk in respect of our convertible redeemable preferred shares, exchangeable note liabilities and convertible notes carried at fair value with changes in fair value recognized in profit or loss. The fair value of the convertible redeemable preferred shares and exchangeable note liabilities is affected by changes in our market value. As the convertible redeemable preferred shares and exchangeable note liabilities will be converted into ordinary shares prior to the completion of this offering, we will not be exposed to this risk following this offering.

        We have the right to repay the convertible note and we intend to repay it following this offering. Therefore we do not expect to be exposed to this risk after the convertible notes are repaid.

Seasonality

        Our operating results are exposed to seasonal fluctuations of demand for our services. During 2016, 2017 and 2018, we have experienced relatively higher customer visits in the second half of each financial year, which was mainly because (i) customers tend to come to our treatment centers and receive our services in summer, which led to an increased number of procedures performed in the second half of the year; and (ii) we also experienced a higher number of customer visits for the period from October to December, primarily due to the Chinese National Day holiday, Christmas, and the subsequent New Year and Chinese New Year holidays. As such, our revenue was slightly higher in the second half of each financial year during 2016, 2017 and 2018.

Internal control over financial reporting

        During the preparation of our consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018, a material weakness was identified in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified related to a lack of an effective control procedure to evaluate accounting of complex non-routine transactions. To remedy the identified material weakness, we have implemented, and plan to continue to implement the following measures:

  •
  formulating internal accounting and internal control guidances on evaluation of complex non-routine transactions; and

  •
  establishing ongoing program to provide sufficient and appropriate IFRS trainings to our accounting staff.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See "Risk Factors—Risks Related to Our Business and Industry—During the preparation of our consolidated financial statements included in this prospectus, a material weakness was identified in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud."

        As a company with less than US$1.07 billion in revenues for fiscal year of 2017, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting.

Critical accounting policies and significant judgments and estimates

        We prepare our financial statements in conformity with IFRS, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

        The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates in the preparation of our financial statements.

Revenue recognition

        Revenue is recognized when or as the control of the goods or services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

        Revenue from provision of services, which includes non-surgical aesthetic medical services, comprising minimally invasive aesthetic treatments and energy-based treatments, surgical aesthetic medical services, and general healthcare services and other aesthetic medical services, is recognized at a point in time when the services have been rendered to customers. Minimally invasive aesthetic medical services, surgical aesthetic medical services and other aesthetic medical services are usually provided within a day, except for certain large-scale surgical aesthetic medical services in which customers are required to go through medical tests and screening for suitability of the surgery. The period of inpatient stays usually does not exceed more than a week. Most of our services do not require inpatient stays, though we do have inpatient facilities available upon patient request. With respect to energy-based treatments, we have certain packages that customers pay in advance. Payments for such energy-based treatments not yet rendered are recorded as contract liabilities in our consolidated balance sheets and are fully refunded to our customers upon their request. Revenue from the provision of general healthcare services and other aesthetic medical services is recognized at a point in time upon provision of such services for which the service period is usually within a day. We review the utilization pattern of contract liabilities and the treatment progress of individual customers on a regular basis to consider full recognition of the corresponding contract liabilities in profit or loss. Interest income is recognized using the effective interest method.

Purchase price allocation

        We apply the acquisition method to account for business combinations. The application of business combination accounting requires the use of significant estimates and assumptions. The purchase method of accounting for business combinations requires us to estimate the fair value of assets acquired and liabilities assumed to properly allocate purchase price consideration between assets that are depreciated and amortized from goodwill. This exercise requires the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur.

Goodwill impairment assessment

        Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over our interest in fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree and the amount of the non-controlling interests in the acquiree.

        Our management tests annually whether goodwill has suffered any impairment. For the purpose of impairment testing, goodwill has been allocated to individual cash-generating units, or CGUs, and is reviewed for impairment based on forecast operating performance and cash flows. The recoverable amounts of CGUs have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by management. There are a number of assumptions and estimates involved in the preparation of cash flow projections for the period covered by the approved budgets. Key assumptions include the expected growth rates, timing of future capital expenditures and selection of discount rates to reflect the risks involved. Our management prepares the financial budgets reflecting actual and prior year performance and market development expectations. Our assessment indicated that reasonably possible changes in key assumptions on which value-in-use calculations are based would not cause the carrying amounts to exceed recoverable amounts of individual CGUs.

Fair value of series A preferred shares, convertible note and exchangeable note liabilities

        We designated our series A preferred shares, convertible note and exchangeable note liabilities as financial liabilities at fair value through profit or loss. They were initially recognized at fair value. Subsequent to initial recognition, our series A preferred shares, convertible note and exchangeable note liabilities are carried at fair value with changes in fair value recognized in profit or loss.

        Our series A preferred shares, convertible note and exchangeable note liabilities are not traded in an active market and the fair value is determined by using valuation techniques. We use the market comparable approach or discounted cash flow method to determine the underlying equity value of our company and adopt the equity allocation method to determine the fair value of the series A preferred shares, convertible note and exchangeable note liabilities. The discounted cash flow method may include the use of cash flow projections based on financial forecasts prepared by management. The expected growth in revenue and gross margin, timing of future capital expenditures, weighted average cost of capital and terminal growth rate are based on actual and prior year performance as well as market expectations, which are key drivers of the underlying equity value of our company.

Estimated useful lives of property, plant and equipment

        We determine the estimated useful lives and related depreciation charges for our property, plant and equipment with reference to the estimated periods that we intend to derive future economic benefits from the use of these assets. We perform periodic reviews of the estimated useful lives of property, plant and equipment, and revise the depreciation charges where estimated useful lives are different than those previously estimated.

Recently issued accounting standards

        See "Notes to the consolidated financial statements—2 Summary of significant accounting policies—2.2.2 New standards, amendments to standards and interpretations not yet adopted.

Industry

        Aesthetic medical services refer to elective procedures performed on the body with the primary purpose of improving one's appearance. Aesthetic medical services include both surgical and non-surgical medical procedures and are typically performed by registered medical professionals. Surgical aesthetic medical treatments are surgeries performed to fundamentally alter the appearance of parts of the body, such as breasts, nose and eyelids. Non-surgical aesthetic medical procedures include minimally invasive procedures such as injections and energy-based procedures.

        Injections of substances such as BOTOX®, collagen, hyaluronic acid and autologous fat are used to re-shape the face or body or reduce the appearance of wrinkles. Energy-based treatments use different types of energies and are primarily used for skin care and body contouring purposes, such as acne and pigmentary treatments, rejuvenation applications, and skin tightening. The following table sets forth key differences between surgical and non-surgical aesthetic medical treatments:

	Surgical	Non-surgical
Risk to patient	Higher	Lower
Frequency	Single treatment	Multiple treatments
Recovery time	Measured in months, depending on the procedure	Measured in days, depending on the procedure
Common procedures	Eye surgery (for example, double eyelid surgery), nose surgery (rhinoplasty), breast augmentation and liposuction	Injection treatments, energy-based treatments, thread lifts

Global aesthetic medical services market

        Based on a market study conducted by Frost & Sullivan, the global volume of aesthetic medical procedures grew at a CAGR of 8.0% from 66.8 million in 2014 to 91.1 million procedures in 2018. This growth is expected to continue, with the number of aesthetic medical procedures growing at a CAGR of 6.7% from 2018 to 2023 to reach 126.2 million procedures. In 2018, non-surgical aesthetic medical procedures contributed to 57.7% of the total volume of procedures performed, as compared to 52.3% in 2014.

        Growth in non-surgical aesthetic medical procedures has outpaced that of surgical aesthetic medical procedures. Between 2014 and 2018, the volume of non-surgical aesthetic medical procedures increased from 35.0 million to 52.5 million procedures, representing a CAGR of 10.7%, as compared to surgical aesthetic medical procedures, the volume of which increased from 31.9 million to 38.5 million, representing a CAGR of 4.9%. According to Frost & Sullivan, the total volume of non-surgical aesthetic medical procedures is expected to grow at a CAGR of 8.4% from 2018 to 2023, and will reach 78.8 million procedures in 2023, as compared to a CAGR of 4.2% to reach 47.4 million in 2023 for surgical aesthetic medical procedures.

        On a value basis, the global aesthetic medical services market grew at a CAGR of 8.2% from US$99.3 billion in 2014 to US$136.2 billion in 2018, and is estimated to reach US$192.5 billion in 2023. In 2018, surgical aesthetic procedures, which typically cost more than non-surgical aesthetic procedures, contributed to 82.5% of the market value.

        Key factors for success in the aesthetic medical services market include professionalism, reputation, brand awareness, advanced devices and multiple service offerings.

China aesthetic medical services market

Overview of the China Aesthetic Medical Services Market

        The aesthetic medical services market in China experienced rapid growth between 2013 and 2017. As one of the fastest growing aesthetic medical services markets in the world, China's aesthetic medical services market ranked second globally in terms of both total volume and value of aesthetic medical procedures in 2017, respectively. Despite being a significant market for aesthetic services globally, China's aesthetic medical services market remains highly under-penetrated. Frost & Sullivan assessed the penetration rate for this market, defined as the number of end consumers as a proportion of the urban population, to be 3.5% in 2017, as compared to 16.8% in the United States. According to Frost & Sullivan, the total volume of aesthetic medical procedures in China, including surgical and non-surgical procedures, increased from 8.3 million in 2014 to 20.2 million in 2018, representing a CAGR of 25.1%. Furthermore, the market is expected to grow at a CAGR of 25.7% from 2018 to reach 63.5 million by 2023.

        Of the 20.2 million aesthetic medical procedures performed in China in 2018, 14.5 million were non-surgical, representing 71.5% of the total volume. Between 2014 and 2018, the volume of surgical aesthetic medical procedures increased from 2.6 million to 5.8 million, representing a CAGR of 22.6%, while the volume of non-surgical aesthetic medical procedures increased from 5.7 million to 14.5 million, representing a CAGR of 26.1%. Non-surgical aesthetic medical procedures, including energy-based procedures and aesthetic injection treatments, are expected to continue to account for a greater portion of aesthetic medical procedures in China between 2018 and 2023. According to Frost & Sullivan, the total volume of non-surgical aesthetic medical procedures in China will grow at a CAGR of 26.7% from 14.5 million in 2018 and reach 47.3 million procedures by 2023.

        On a value basis, the China aesthetic medical procedures market grew at a CAGR of 23.6% from RMB52.1 billion in 2014 to RMB121.7 billion in 2018. Further, the market is expected to increase at a CAGR of 24.2% from 2018 to 2023 to reach RMB360.1 billion by 2023. The market size of aesthetic medical industry in China referred to in this prospectus has been adjusted to exclude referral fees paid to marketing partners.

        The growth in the China aesthetic medical services market has been primarily driven by private institutions, which in 2018 contributed 81.5% of the overall market's revenue. The private aesthetic medical services market in China has grown from RMB40.0 billion in 2014 to RMB99.2 billion in 2018, representing a CAGR of 25.5%. This market is expected to grow at a CAGR of 26.1% from 2018 to RMB316.6 billion in 2023.

        Within the China aesthetic medical services market, the market for aesthetic dermatology department services, which include energy-based procedures such as energy-based treatments and other dermatology procedures, represents one of the fastest growing segments, with an increase in total market value from RMB9.6 billion in 2014 to RMB24.2 billion in 2018, representing a CAGR of 26.0%. This trend is likely to continue in the near future, with total market value expected to grow at a CAGR of 26.5% from 2018 to reach RMB78.5 billion in 2023.

        The non-invasive nature of energy-based procedures is a key driver of the growth in the market, due to customer concerns surrounding risks associated with traditional surgical procedures, which must be performed with varying degrees of invasiveness. A key consideration associated with energy-based treatments is that multiple treatments may be necessary before any effect manifests and there is a possibility of adverse reactions.

Key drivers of the China aesthetic medical services market

        The following factors have historically contributed to and are expected to continue to drive the growth of the China aesthetic medical services market:

  •
  Greater demand for aesthetic medical services.  Greater demand for these services is expected to stem from a combination of structural demographic factors, such as changing consumer and social preferences, including the increasing acceptance of aesthetic medical treatments, as well as an aging population. A key demographic trend that is favorable for the China aesthetic medical services market is the widening of the target aesthetic medical services consumer population (ages 30 to 65). This population segment is becoming a larger proportion of the overall population and is expected to continue to create demand for aesthetic medical services. Increased consumerism and the growing influence from popular culture that removes the stigma associated with utilizing aesthetic medical treatments to improve one's appearance have resulted in an increase in attention to personal appearance and are driving a growing acceptance of these treatments. In addition to these population-wide trends, there are two particular age-specific social trends driving the demand for aesthetic medical services. Firstly, the average spending by younger customers on aesthetic medical services, in particular minimally invasive treatments, is increasing. Secondly, the age at which patients commence spending on anti-aging products and services is decreasing, and average expenditure on these products and services is increasing. We expect both of these trends to continue.

  •
  Increasing disposable income.  Higher levels of disposable income increases purchasing power and the affordability of aesthetic medical treatments, making them more accessible to a broader range of potential customers. According to the National Bureau of Statistics China, or NBSC, the per capita annual disposable income of Chinese residents increased from RMB20,167 in 2014 to RMB28,288 in 2018, representing a CAGR of 8.8%. In addition, Chinese consumers are shifting their spending patterns from housing and food to services as they upgrade their lifestyles. From 2014 to 2018, the share of consumption on food, drink and clothing declined from 38.6% to 34.9%, whereas the share of consumption on healthcare services grew from 7.2% to 8.5%. These trends are expected to have a positive impact on the aesthetic medical services market in China.

  •
  Maturing medical technologies with comparatively lower risks.  The development and adoption of new medical technology, in particular in relation to non-surgical treatments such as injection procedures, are expected to lower the risk associated with procedures and improve their quality, thereby increasing their attractiveness to potential customers.

  •
  Increasing investment in the aesthetic medical services market.  Driven by the trends discussed above, the aesthetic medical services market in China has experienced significant growth. This growth has attracted capital investment from a range of investors, including private equity and venture capital firms, which has allowed participants in this market to pursue business expansion initiatives, for example de novo treatment centers and acquisitions, as well as investment in new and improved aesthetic medical technology.

Key trends in the China aesthetic medical services market

        In addition to the above, the China aesthetic medical services market can be characterized by the following key trends.

  •
  Increase in industry regulation.  As the aesthetic medical services market continues to grow and attract new investment and market participants, the Chinese government is expected to tighten the regulatory framework to protect consumers (for example, from illegal operations or unqualified practitioners) and ensure the industry develops in a sustainable manner. With the development of more transparent and enforced industry standards, consumers are expected to shift from non-regulated to regulated service providers for these services. Furthermore, increasingly restrictive regulations and rules, including the continuing strengthening of the supervision of aesthetic medical services as stipulated by the Measures for the Administration of Evaluation of Aesthetic Medical Institutions from the Chinese Association of Plastics and Aesthetics in 2017, are expected to continue to lead to sub-scale, unsophisticated market participants to exit the market.

  •
  Development of multi-treatment center medical groups.  The relatively simple operational structure of individual treatment centers, which contributes to a scalable business model, incentivizes players with an established brand to expand their network to achieve economies of scale. In addition, market players often establish out-patient departments within the same city or region to supplement the existing hospitals and grow their regional presence.

  •
  Industry consolidation.  The aesthetic medical services market in China is highly competitive and fragmented with a large number of market participants. The top five players in terms of revenue in the private aesthetic medical services market comprise only 7.4% of the total market in 2018. In recent years, larger-scale aesthetic medical groups with advanced technologies and established brands have pursued acquisitions and brand licensing, a trend which is expected to continue.

  •
  Technological advancement in aesthetic plastic procedures.  There are many novel techniques, such as customized comprehensive rhinoplasty, which continue to be developed in the field. These developments are expected to enhance the quality of services and lower the risks associated with treatments. Such advancements are expected to promote growth across a range of procedures, including aesthetic injections and energy-based procedures.

  •
  Rapid development of aesthetic injection procedures and aesthetic energy-based procedures.  Due to customer concerns around potential risks associated with surgical procedures, aesthetic injection procedures and aesthetic energy-based procedures which include skin rejuvenation and facial resurfacing, have become increasingly popular with customers. These procedures tend to have a shorter recovery time and relatively lower risks of complications compared to surgical procedures.

  •
  Online marketing platforms for customer acquisition.  Mobile internet platforms in China, such as O2O and WeChat, represent increasingly popular channels for service providers' marketing and customer interaction. Customers are able to share their experiences and provide feedback instantaneously and to large audiences, including potential new customers. Customer feedback from these mobile internet platforms allows aesthetic medical service providers to efficiently identify customers' needs and constantly adjust their targeted marketing strategies to maintain and attract customers.

 Business

Overview

        We are a leading provider of aesthetic medical services in China. Leveraging over 20 years of clinical experience, we provide a one-stop aesthetic service offering that includes (i) surgical treatments, such as eye surgery, rhinoplasty, breast augmentation and liposuction, (ii) non-surgical treatments which comprise minimally invasive treatments and energy-based treatments such as laser, ultrasound and ultraviolet light treatments, and (iii) other aesthetic services such as cosmetic dentistry, as well as general medical services. According to Frost & Sullivan, we are the third largest private aesthetic medical services provider in China based on revenue in 2018. The total aesthetic medical services market in China, which includes both public and private service providers, grew at a CAGR of 23.6% from RMB52.1 billion in 2014 to RMB121.7 billion in 2018 and is expected to grow to RMB360.1 billion in 2023, representing a CAGR of 24.2% from 2018 to 2023, according to Frost & Sullivan. The market size for private aesthetic medical service providers in China grew at a CAGR of 25.5% from RMB40.0 billion in 2014 to RMB99.2 billion in 2018 and is expected to grow to RMB316.6 billion in 2023, representing a CAGR of 26.1% from 2018 to 2023. In 2017, China was the second largest market for aesthetic medical services based on revenue, with the global market for aesthetic medical services totaling US$124.6 billion. As one of the market leaders in China, we believe we are well-positioned to benefit from the favorable tailwinds, including growing social acceptance of aesthetic medical services.

        We generate our revenue primarily from providing aesthetic treatments. In the six months ended June 30, 2019, we generated 40.1%, 51.2% and 8.7% of our revenue from providing surgical aesthetic treatments, non-surgical aesthetic treatments, and general healthcare and other aesthetic services, respectively, as compared with 41.2%, 49.1% and 9.7% for the year ended December 31, 2018. The majority of our revenue came from out-of-pocket payments by our customers, who pay in advance for treatments.

        We have grown our network significantly since our operation commenced in 1997. As of the date of this prospectus, we have a strategically established network comprising 21 treatment centers (including 19 wholly or majority owned centers). Our treatment centers spread across 15 cities in mainland China, Hong Kong and Singapore. As we continue to expand our network, one of our core business strategies is to develop our "flagship" medical institutions, which are typically large-scale full-service treatment centers that contribute a significant proportion of our revenue and are staffed with our most experienced doctors. We believe that developing flagship medical institutions will not only improve our brand awareness in the surrounding area, but also enable us to provide high-end, specialized, and complex medical services to customers referred from smaller-scale treatment centers within our network. We currently have three flagship medical institutions—Pengcheng Hospital, Shenzhen Pengai and Chongqing Pengai. Our scalable business model is built on our highly standardized operating procedures across a centralized network, which we believe has allowed us to quickly and successfully expand. We intend to continue to expand our network into new cities throughout China and selected global markets through organic growth as well as strategic acquisitions.

        Since our inception, we have been committed to delivering high quality services to our customers. As of June 30, 2019, we had 567 medical staff, including 203 doctors. Our doctors have rich experience in providing both surgical and non-surgical aesthetic medical services, with an average industry experience of approximately ten years. We believe our team of highly qualified and experienced medical professionals, as well as our stringent safety controls, have underpinned our strong reputation as we continue to attract and retain customers and receive industry recognition for our high quality services. We have received a number of high-profile awards, including "The most prestigious aesthetic medical services beauty brand in 2016" by the Tencent Network and "The aesthetic medical services brand of technological innovation in 2016" by Hong Kong WenWeiPo newspapers.

        Our active customer base, defined as customers who have received at least one procedure in the relevant year, has increased from 108,291 in 2016 to 178,657 in 2018, and from 85,635 in the six months ended June 30, 2018 to 100,048 in the six months ended June 30, 2019. Repeat customers, defined as active customers who have previously received at least one procedure, accounted for 54.1% and 52.8% of our active customer base in 2018 and the six months ended June 30, 2019, respectively, compared to 53.0% in 2016. Our revenue grew from RMB584.9 million in 2016 to RMB967.4 million in 2017, and further to RMB761.3 million (US$110.9 million) in 2018, and from RMB356.3 million in the six months ended June 30, 2018 to RMB393.1 million in the six months ended June 30, 2019. We reported a profit of RMB50.5 million for 2016, a loss of RMB72.4 million and RMB252.5 million (US$36.8 million) for 2017 and 2018, and a profit of RMB16.9 million and RMB80.2 million (US$11.7 million) for the six months ended June 30, 2018 and 2019, respectively. Our adjusted EBITDA for the year/period amounted to RMB96.1 million, RMB112.1 million and RMB113.1 million (US$16.5 million) for 2016, 2017 and 2018, respectively, and increased from RMB49.9 million for the six months ended June 30, 2018 to RMB101.6 million (US$14.8 million) for the six months ended June 30, 2019.

Strengths

        We believe the following competitive strengths have contributed to our success and differentiated us from our competitors:

A long track record and leading market position in the high growth aesthetic medical services market in China with a strategic nationwide network and international footprint

        Leveraging over 20 years of clinical experience, we provide a comprehensive service offering including surgical treatments such as eye surgery and rhinoplasty, non-surgical treatments such as energy-based treatments, and other aesthetic medical treatments such aesthetic dentistry and hair loss treatments. According to Frost & Sullivan, we were the third largest private aesthetic medical services provider in China, the second largest in southern China, and the largest in Shenzhen, in terms of revenue in 2018.

        According to Frost & Sullivan, we are one of the few private aesthetic medical service providers in China with a national presence. As of the date of this prospectus, our network comprises 21 treatment centers (including 19 wholly or majority owned centers), strategically located in and/or around service areas with demographic, economic and/or social characteristics that are favorable to the aesthetic medical services market. Our treatment center network spans across 15 cities in mainland China with a combined population of over 100 million covering major cities in developed regions in China, including Shenzhen, Shanghai and Guangzhou. According to Frost & Sullivan, Shenzhen had a higher GDP than Hong Kong in 2018, and its economy has been developing at a significantly faster pace than Hong Kong. With the policy support in favor of Shenzhen recently announced by the PRC government, Shenzhen's GDP, population and per capita income are expected to sustain its growth. We believe we are well-positioned to capture the business opportunities resulting from such growth. In addition, we have successfully expanded our geographic coverage outside of mainland China, with established operations in Hong Kong and Singapore, and pipeline projects in the United States.

        We believe our market leadership and strategic network position us well to capitalize on the continuing growth in the large, attractive aesthetic medical services market in China.

Offering aesthetic driven solutions combining high quality medical care with image consultant services

        According to Frost & Sullivan, we have one of the biggest medical professional teams among private aesthetic medical service providers in China. As of June 30, 2019, we had 567 medical staff, including doctors, anesthesiologists and nurses in our treatment centers. Our team of medical professionals are highly qualified, have extensive experience and include many who are considered leaders in their field. In particular, as of June 30, 2019, our team consisted of 203 doctors who practiced at our treatment centers, including nine chief physicians, 32 associate-chief physicians, 64 attending physicians, 96 resident physicians in China, one medical practitioner from South Korea and one medical practitioner in Hong Kong. The majority of our doctors worked exclusively at our treatment centers while 41 of our doctors split their practice with other hospitals as of June 30, 2019.

        Our doctors are highly experienced, with an average industry experience of approximately ten years. Several of our doctors sit on industry advisory boards or frequently participate in industry forums, such as discussion panels on industry standards organized by the Chinese Ministry of Health. To be at the forefront of innovation and technological advances in the market, we provide ongoing training and clinical education to our medical staff, we also maintain an active dialogue with global and domestic industry experts. For example, Shenzhen Pengai serves as the training base for Dalian Medical University College of Aesthetic Medicine and Surgery. Examples of our first-to-market offerings in the Chinese aesthetic medical services market include: introducing Facial Rejuvenation equipment in 2014, Demasa water and light equipment in 2015, Stryker endoscopes in 2015 and Picosecond energy-based freckle treatment in 2017. We provide rigorous on-the-job training to less experienced staff, who work directly with our highly qualified medical professionals. This attractive training and career development opportunity, as well as the competitive compensation packages that we provide, help us attract and retain top talent in the industry. A significant proportion of our doctors are sourced through peer referrals, indicative of our strong branding and reputation in the medical community.

        Our medical professionals are complemented by our team of 202 image consultants as of June 30, 2019, allowing us to provide comprehensive one-stop service offerings to our customers. Led by our co-founder, Ms. Ding Wenting, who has significant experience in beauty design as well as an international educational background, including at the Art and Design Institute of Paris, our image consultants provide personalized cosmetology guidance prior to treatments. These personalized treatment plans aim to educate the customers regarding the procedures to be undertaken, and are followed by further consultations post-treatment as necessary. We believe this solution-driven experience helps to deliver enhanced aesthetic outcomes individually tailored to our customers, and has been a key driver of customer acquisition, especially for our high-end customers. Our active customer base increased from 108,291 in 2016 to 178,657 in 2018, and from 85,635 in the six months ended June 30, 2018 to 100,048 in the six months ended June 30, 2019.

Rigorous clinical standards, high quality services and a well-established brand driving high customer satisfaction

        We assess all potential new treatments and/or services through a robust risk evaluation framework and a strict approval process, and provide substantial training to all employees expected to be involved in performing the treatments and/or services before the treatments are conducted on customers. We have implemented standardized clinical quality control procedures across our network, with regular training for our medical professionals and other relevant staff to ensure strict adherence to these procedures. The successful implementation of these clinical standards has translated into our low number of customer complaints and high number of repeat customers. In the six months ended June 30, 2019, the customer complaints we received represented no higher than 0.1% of the total number of aesthetic treatment procedures performed during the same period, generally in line with the level from 2016 to 2018. Repeat customers accounted for 54.1% and 52.8% of our active customer base in 2018 and the six months ended June 30, 2019, respectively, compared to 53.0% in 2016.

Scalable business model, with highly standardized operating procedures across a centralized network

        We have developed and implemented highly standardized operating procedures across each treatment center in our centralized network that provide a detailed roadmap for the execution team. Our business model also includes our network hub arrangement. This involves the development of flagship medical institutions, which are large-scale, full-service hospitals located at the epicenter of our regional network hubs, as well as the development of smaller-scale treatment centers in the surrounding vicinity. Our regional network hubs serve to lessen the risk of potential business disruption caused by a specific treatment center by allowing customers to flow between nearby treatment centers depending on the service need and treatment center capacity. In addition, through the centralization of information technology systems, we believe we are able to streamline and further enhance the efficiency of our business operations, including in areas of procurement, sales and marketing, human resources and inventory management, data collection and record keeping, as well as financial budgeting and billing, thereby continue to benefit from economies of scales as we expand.

Significant experience in successfully identifying, acquiring and integrating treatment centers

        Our network expansion strategy consists of (i) new establishments, (ii) upgrades to existing treatment centers and (iii) acquisitions. We have a demonstrated ability to identify potential targets and execute our acquisition strategy, both domestically and overseas. As of the date of this prospectus, out of our existing network of treatment centers, nine were acquired since January 2014. In addition, we entered into an agreement in February 2019 for an investment in LZP, which owns and operates five plastic surgery centers in California under the name WAVE Plastic Surgery & Aesthetic Laser Centers.

        Through operational enhancements and leveraging our extensive network and strong brand, we have been able to successfully integrate our acquired treatment centers and deliver optimal outcome. Most of our existing treatment centers that we acquired achieved profitability within two years of the acquisition, despite certain targets being unprofitable prior to the acquisition. For example, following our acquisition of Shanghai Pengai in January 2014 and Changsha Pengai in June 2013, both treatment centers generated profit within a year notwithstanding incurring net losses in the years immediately before our acquisition.

A dedicated management team deeply rooted in the healthcare industry in China with international experience and a proven track record

        We are led by a dedicated management team with an average industry experience of approximately 20 years. In particular, our chairman and founder Dr. Zhou has over 30 years of experience in the aesthetic medical industry and is a seasoned and reputable plastic surgeon. We believe we are positioned to benefit from our founder's first-hand experience in the industry, as well as his unremitting pursuit of maintaining high clinical standards. In addition to Dr. Zhou, our senior management team includes a number of experienced and well regarded executives with international industry experience and/or educational backgrounds. This team includes Ms. Ding Wenting, our vice-chairwoman and co-founder who is primarily responsible for sales, marketing and procurement; our chief operations officer Ms. Hu Qing, who has over 25 years of experience in the medical industry, including 13 years in Japan, where the aesthetic medical services market is well-developed and recognized for its high quality services and clinical standards; and executive director Dr. Zhou Yitao, who is our regional general manager for East China and has over 15 years of experience in the industry and region.

        Our senior management team is supported by a team of experienced professionals, including those with deep industry experience and relationships with key stakeholders, including customers, suppliers and relevant industry bodies.

Our Strategies

        We intend to maintain and strengthen our leading market position and our strong brand name in the aesthetic medical treatment market in China to deliver our customers with quality aesthetic medical services by pursuing the following strategies:

Continue to drive organic growth through expanding the customer base, increasing repeat visits and enhancing brand awareness

        Our strategy to continue expanding our customer base and enhancing brand awareness comprises multiple elements:

  •
  Continue to consistently deliver a comprehensive range of safe and high quality aesthetic medical treatments and image consulting services;

  •
  Further enhance our participation in domestic and international industry events and programs;

  •
  Increase our marketing efforts across all channels of customer acquisition, in particular online and in mobile applications, such as WeChat, with a focus on return on investment of our marketing initiatives; and

  •
  Further develop our brand ambassador strategy by identifying high profile individuals that appeal to the various segments of our customers.

        With respect to customer acquisition, we are focused on enhancing each of our major channels, including:

  •
  Online, which includes both traditional internet sources such as Baidu, as well as new media platforms such as WeChat, So-Young and live streaming platforms;

  •
  Partner referrals; and

  •
  Other channels such as customer referrals, offline events and repeat customers.

Grow the number of aesthetic medical treatment centers organically and through acquisitions

        We intend to replicate the operational success we have historically demonstrated through establishing or acquiring treatment centers as we continue to expand our network. Our network expansion strategy consists of (i) new establishments, (ii) upgrades to existing treatment centers, and (iii) acquisitions. Upgrades to existing treatment centers relate primarily to the upgrade of clinics to hospitals and, where strategic to do so, flagship hospitals. Upgrades can be executed within a relatively short period of time, generally around six months, depending on the scale and complexity of the existing treatment center and the nature of the upgrade. There are currently seven medical institutions in our network not qualified as hospitals per Chinese regulations, representing a significant opportunity for upgrades.

        We plan to focus on the continued development of flagship hospitals located at the epicenter of our regional network hubs with our smaller-scaled treatment centers in the surrounding vicinity. In addition, we plan to set up 30 to 50 satellite clinics in third- and fourth-tier cities in China in the next three years, with a particular focus in eastern and southern China. We believe third- and fourth-tier cities in China present us with a significant growth opportunities due to lack of large-scaled aesthetic service providers with capabilities to perform complicated surgeries. We aim to provide high quality aesthetic services such as laser treatments and minimally invasive aesthetic treatments to local customers in our satellite clinics and transfer customers with surgical needs to our treatment centers and flagship hospitals in the region to create synergies among our network. We have set up one satellite clinic in Ninghai, Zhejiang province, in July 2019, with a total investment amount of RMB1.5 million, which has achieved profitability. We believe we will be able to replicate our success in operating the Ninghai satellite clinic to further expand our network and increase our brand awareness.

Strategically expand into selected global markets

        According to Frost & Sullivan, the market size of the global aesthetic medical services market was US$136.2 billion in 2018, and is expected to grow at a CAGR of 7.2% to US$192.5 billion from 2018 to 2023. This market remains relatively under-penetrated overall—the largest and third largest aesthetic medical services markets by revenue in 2017, the United States and Brazil, have penetration rates of 16.8% and 13.5%, respectively, in 2017. We plan to expand our global footprint, which we believe will result in more diverse customer base, increased pool of medical professionals to broaden and deepen our collective expertise in the aesthetic medical services field, and a broadened services portfolio.

        In relation to developed aesthetic medical markets, such as the United States, Japan and South Korea, we intend to strategically expand into markets with advanced equipment and innovative treatments or techniques that may not be available in our current markets due to regulatory reasons or otherwise such as anti-aging treatments in the field of regenerative medicine. In relation to developing aesthetic medical markets, such as those in Southeast Asia, we intend to select our targeted markets based on GDP per capita, cultural similarities with China and our access to local management and medical professionals.

Continue to develop and introduce innovative aesthetic medical service techniques

        We intend to continue to attract new customers, retain existing customers and increase the average spending per customer by developing and introducing innovative aesthetic medical service techniques, with a focus on services that have lower risk and shorter recovery time, such as new botulinum toxin, hyaluronic acid products and laser equipment.

        In terms of service techniques, an example of a service we are currently focused on is Three Musketeers, a facial tightening treatment that utilizes an innovative threading technique that allows simultaneous targeting of multiple treatment areas. Depending on the treatment area and the natural contours and other characteristics of each customer's face, specific protein threads are used to achieve a natural tightening effect, with a short recovery period and minimal side effects. Another example of our innovative offering is Baby Face, a facial rejuvenation treatment involving cell injection that stimulates the natural production of collagen. We plan to develop and commercialize patented products and service techniques through our internal research and development efforts to provide customers with differentiated service offerings.

        One of the ways through which we intend to stay at the forefront of aesthetic medical treatment services and technology is to maintain and strengthen our dialogue and collaboration with experts in the field globally. This will assist us to stay abreast of international trends and adopt and provide our customers, as appropriate, with new treatments and technologies as they become available.

Our business model

        We generate revenue primarily from our core business providing surgical aesthetic treatment services and non-surgical aesthetic treatment services, comprising minimally invasive treatments and energy-based treatments (surgical and non-surgical treatments together contributed to 80.7%, 81.8%, 90.3% and 91.3% of our revenue in 2016, 2017, 2018 and the six months ended June 30, 2019, respectively), as well as non-core business providing general healthcare and other aesthetic services (contributed to 19.3%, 18.2%, 9.7% and 8.7% of our revenue in 2016, 2017, 2018 and the six months ended June 30, 2019, respectively). We offer a wide range of surgical and non-surgical aesthetic treatments to cater to the various needs of our customers. The following table sets forth our revenue by service offering for the years indicated:

	For the year ended December 31,							For the six months ended June 30,
	2016		2017		2018			2018		2019
	RMB		RMB		RMB	US$		RMB		RMB	US$
	(in thousands, except percentages)
Non-surgical aesthetic medical services
Minimally invasive aesthetic treatments	171,160	29.3%	189,668	27.2%	199,119	29,005	26.2%	91,279	25.6%	102,456	14,925	26.1%
Energy-based treatments	126,887	21.7%	141,760	20.3%	174,229	25,379	22.9%	78,608	22.1%	98,684	14,375	25.1%

Sub-total	298,047	51.0%	331,428	47.5%	373,348	54,384	49.1%	169,887	47.7%	201,140	29,300	51.2%
Surgical aesthetic medical services	174,072	29.7%	239,094	34.3%	313,897	45,724	41.2%	138,343	38.8%	157,524	22,946	40.1%
General healthcare services and other aesthetic medical services	112,738	19.3%	126,874	18.2%	74,061	10,788	9.7%	48,079	13.5%	34,410	5,012	8.7%

Total	584,857	100.0%	697,396	100.0%	761,306	110,897	100%	356,309	100.0%	393,074	57,258	100.0%

        In addition, the following table sets forth our other key operating metrics, such as the number of procedures performed and the average spending per procedure, for the years indicated:

	For the year ended December 31,			For the six months ended June 30,
Key operating metrics	2016	2017	2018	2018	2019
Number of doctors	117	130	187	206	203
Number of surgical treatments	27,337	33,857	63,553	24,531	27,984
Average spending per surgical procedure (in RMB)	6,368	7,062	4,939	5,640	5,629
Number of non-surgical treatments	124,116	166,629	235,367	112,900	147,436
Average spending per non-surgical procedure (in RMB)	2,401	1,989	1,586	1,505	1,364
Total number of aesthetic treatments	151,453	200,486	298,920	137,431	175,420
% surgical treatments	18.0%	16.9%	21.3%	17.8%	15.9%
% non-surgical treatments	82.0%	83.1%	78.7%	82.2%	84.1%

Overview of aesthetic services

Non-surgical aesthetic medical services

        Our non-surgical aesthetic medical services primarily comprise (i) minimally invasive aesthetic treatments and (ii) energy-based treatments. Depending on the complexity, materials used and scope of the procedure, our treatments vary significantly in price. The following table provides a summary of the key services we provide and information for the six months ended June 30, 2019.

Treatment	Description	Price range per standard procedure (RMB)
Minimally invasive
Body/face sculpting—Wrinkle	The process of injecting BOTOX®, hyaluronic acid, autologous fat and other materials into the face and body to reduce the appearance of wrinkles	880 - 12,800
Body/face sculpting—Injection	The process of injecting BOTOX®, hyaluronic acid, autologous fat and other materials into the face and body to change their shape	1,500 - 29,800
Body/face thread lifts	Procedure of inserting special threads under the skin surface in order to lift targeted areas of the face and body (e.g. 1IftZVIA)	9,800 - 39,800
Energy-based
Hair removal	Procedure to remove unwanted hair using energy-based technology such as lasers that destroys hair follicles	300 - 1,600
Skin tightening/lifting/ resurfacing	Procedure that uses a laser to tighten skin by heating the collagen under the skin's surface, which causes the skin to contract and treatment to reduce wrinkles and skin irregularities	1,500 - 29,800
Spot removal	Treatment using energy-based to remove pigmented blemishes including age spots, birthmarks and moles	380 - 2,000

        To ensure the consistency of quality and safety in our procedures, we utilize a standardized process for the treatments. These aesthetic procedures are typically completed within one hour, with recovery time of up to one week, depending on the type of procedure and the customer's physical conditions.

Minimally invasive aesthetic treatments

        Minimally invasive aesthetic treatments are non-surgical procedures that can help individuals improve their appearance with minimal or no incisions. According to Frost & Sullivan, minimally invasive aesthetic medical services are gaining popularity both globally and in China due to their relatively low level of risk and higher affordability compared to surgical aesthetic medical treatments. These treatments are typically performed in one to two hours with minimal pain and mild bruising or swelling, whilst achieving immediate effects. Recovery time varies depending upon the service type, but generally the healing period is between one to two weeks.

        To ensure consistency of quality and safety, all our injection treatments follow a standardized procedure that involves the application of numbing cream, disinfection of the treatment area which has been identified and marked by our doctors and injection at the treatment area with a sterilized syringe. After the injection, the treated area is cleaned, shaped and iced.

Energy-based treatments

        We offer a range of energy-based treatments using high-grade equipment from China, Germany, Israel and the United States. Our standardized procedures for energy-based treatments, which typically take less than one hour, involve the following steps: disinfection and application of numbing cream or anesthetic to the treatment area, methodical application of the energy-based treatment, including testing on a small area before adjusting the level of energy-based intensity accordingly. To achieve and maintain optimal results, customers may choose to repeat the procedure, depending on the type of procedure and customer reaction to the treatment.

Surgical aesthetic medical services

        We provide customary surgical aesthetic medical services, including double eye lid surgery, rhinoplasty, breast augmentation, liposuction and facelifts, among others. Surgical aesthetic treatments typically involve local or full anesthesia, and an extended recovery time. All of our surgical aesthetic treatments are performed in fully equipped operating rooms in our treatment centers. Depending on the complexity of the procedure and the physicians involved, our treatments vary significantly in price. The following table sets forth our main surgical aesthetic treatments and information for the six months ended June 30, 2019.

Treatment	Description	Price range per standard procedure (RMB)
Eye surgery	Change the shape or appearance of the eyes, eyelids	3,800 - 19,800
Nose surgery / rhinoplasty	Change the shape or appearance of the nose by adding fillers or cartilage	6,800 - 48,000
Breast augmentation	Procedures designed to enlarge/reduce or change the shape of the breasts	19,800 - 69,800
Liposuction	Procedure in which excess fatty tissue is removed from a specific part of the body through suction	9,800 - 39,800

        Due to their complexity, we require all our surgical aesthetic treatments to be attended (or performed) by doctors with a high level of experience. To ensure the consistency of quality and safety in our procedures we utilize a standardized process for the treatment. These procedures are typically completed within one to three hours, with recovery time ranging from one to 12 months, depending on the type of procedure and the customer's physical conditions.

General healthcare services and other aesthetic medical services

        We provide a range of medical services through our Pengcheng Hospital, primarily in internal medicine and traditional Chinese medicine. We also provide other aesthetic medical services, primarily in aesthetic dentistry, aesthetic traditional Chinese medicine and hair loss treatments. Our aesthetic traditional Chinese medical treatments, unlike western medical treatments, which are clinically proven, include herbal oral medications, dietary advice, herbal poultices and foot baths, ultraviolet negative ion beauty treatments, ultrasounds, iontophoresis (use of local electric current) and acupuncture, cupping, massage and skin scraping (known as "gua sha"). Historically we have provided additional general healthcare services, including otolaryngology, bromhidrosis treatment and abortion, which we have discontinued.

Aesthetic services process

        We have developed, improved and implemented highly standardized operational procedures across our treatment centers through years of industry experience and accumulated know-how. Our process focuses on providing customized services and high quality customer experiences. The following diagram illustrates a typical aesthetic service process, which involves image consultants, doctors, nurses and customer service personnel.

Our treatment centers

        As of the date of this prospectus, we have an extensive presence in China, with locations in 15 cities. All of our treatment centers are wholly or majority owned with the exception of Singapore

Mendis and Baotou Pengai. The following figure illustrates our network in China as well as our locations in Hong Kong and Singapore.

        In addition to the network in China, we have recently entered the Hong Kong and Singapore markets, with the acquisition of Hong Kong Newa and investment in Singapore Mendis in 2015 and 2017, respectively. Furthermore, in February 2019, we entered into an agreement for an investment in LZP, which owns and operates five plastic surgery centers in California under the name WAVE Plastic Surgery & Aesthetic Laser Centers.

        Our current network comprises of 21 treatment centers across China, Hong Kong and Singapore, including three flagship hospitals. Based on relevant Chinese regulations, the treatment centers in our network can be classified as the following:

  •
  Hospital, which meets the minimum standard for Grade I general hospital, including certain prescribed clinical and medical departments, and medical personnel requirements; or

  •
  General outpatient clinic, which meets certain prescribed clinical department and medical personnel requirements and typically comprises aesthetic treatment consultation rooms, aesthetic surgery, aesthetic dermatology and dentistry, amongst other departments.

For more information on the definitions of each type of medical institution, please refer to "Regulation—Regulations on the administration and classification of medical institutions." In addition to 19 of our wholly or majority owned treatment centers, we also own minority stakes in Singapore Medis.

        One of our core strategies is to develop our flagship hospitals, which are large-scale, full-service hospitals located at the epicenter of our regional network hubs and accompanied by our smaller-scale treatment centers in the surrounding vicinity. Our flagship hospitals contribute a meaningful proportion of our revenue and are staffed with our most experienced doctors.

        The premises of the majority of our treatment centers are leased, while Pengai Huizhou and part of Pengcheng Hospital are our owned properties. The following table provides a summary of our treatment centers, including key operational data, as of the date of this prospectus.

Treatment center	Acquired / invested	Date of establishment / acquisition / investment	Classification in accordance with Chinese regulation	GFA (sq.m.)	Beneficial Interest
Pengcheng Hospital(1)	Established	December 2003	Hospital	8,391	100.0%
Shenzhen Pengai(1)	Established	November 2005	Hospital	5,650	100.0%
Haikou Pengai	Established	March 2011	Hospital	3,041	87.0%
Huizhou Pengai	Established	June 2011	Hospital	1,670	65.5%
Nanchang Pengai	Established	September 2011	General outpatient clinic	990	51.0%
Changsha Pengai	Acquired	June 2013	Hospital	2,459	79.0	%(2)
Shanghai Pengai	Acquired	January 2014	General outpatient clinic	1,048	80.0	%(3)
Hangzhou Pengai	Established	July 2014	General outpatient clinic	1,446	100.0	%(4)
Hong Kong Newa	Acquired	October 2015	N/A	127	100.0%
Chongqing Pengai(1)	Established	November 2015	Hospital	7,070	100.0	%(5)
Guangzhou Pengai	Acquired	May 2017	Hospital	2,600	91.0	%(6)
Shenzhen Pengai Xiuqi	Established	May 2017	Hospital	1,902	89.0	%(7)
Shenzhen Pengai Yueji	Acquired	July 2017 (date of initial investment)	Hospital	1,806	60.0%
Singapore Mendis	Invested	November 2017	N/A	125	44.4%
Baotou Pengai	Acquired	December 2017	General outpatient clinic	732	46.0%
Yinchuan Pengai	Established	December 2017	General outpatient clinic	419	51.0%
Chengdu Pengai	Acquired	December 2017	General outpatient clinic	3,250	70.0%
Shenzhen Pengai Yuexin	Acquired	April 2018 (date of initial investment)	Hospital	4,242	60.0%
Yantai Pengai Jiayan	Established	June 2018	Hospital	1,983	89.0	%(8)
Jinan Pengai	Acquired	January 2019	Hospital	2,200	95.0	%(9)
Ninghai Pengai	Established	April 2019	General outpatient clinic	670	51%

Notes:

(1)
Indicates flagship hospitals.

(2)
Includes 9.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(3)
Includes 10.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(4)
Includes 30% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(5)
Includes 30% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(6)
Includes 21% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(7)
Includes 22.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(8)
Includes 24.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

(9)
Includes 25.0% equity interest held by Dr. Zhou Pengwu, for which we are entitled to relevant economic benefits pursuant to the Contractual Arrangements.

        For the six months ended June 30, 2019, we generated 69.2% of our revenue from our top five treatment centers. The following table sets forth the revenue from these five treatment centers in 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019.

	For the year ended December 31,							For the six months ended June 30,
	2016		2017		2018			2018		2019
	RMB	%	RMB	%	RMB	USD	%	RMB	%	RMB	%
	(in thousands)		(in thousands)		(in thousands)	(in thousands)		(in thousands)		(in thousands)
Pengcheng Hospital*	184,326	31.5%	221,162	31.7%	197,471	28,765	25.9%	100,593	28.2%	96,300	24.5%
Shenzhen Pengai*	154,077	26.3%	216,988	31.1%	219,398	31,959	28.8%	104,699	29.4%	94,287	24.0%
Changsha Pengai	34,052	5.8%	40,170	5.8%	51,469	7,497	6.8%	24,029	6.7%	33,289	8.5%
Shanghai Pengai	37,926	6.5%	43,565	6.2%	38,685	5,635	5.1%	15,153	4.3%	18,680	4.8%
Chongqing Pengai*	18,515	3.2%	34,750	5.0%	37,166	5,414	4.9%	17,652	5.0%	29,261	7.4%
Subtotal top five treatment centers	428,896	73.3%	556,635	79.8%	544,189	79,270	71.5%	262,096	73.6%	271,818	69.2%
Total	584,857	100.0%	697,396	100.0%	761,306	110,897	100.0%	356,309	100%	393,074	100%

*
Indicates flagship hospitals

Summary information on our flagship hospitals

Shenzhen Pengai

        Founded in November 2005, Shenzhen Pengai Hospital was established as our second flagship hospital and was our largest revenue contributor in 2018 and the six months ended June 30, 2019. Shenzhen Pengai Hospital has a gross floor area of approximately 5,650 sq.m. with seven surgical rooms, five energy-based rooms and 25 treatment rooms. As of June 30, 2019, Shenzhen Pengai Hospital had seven major departments including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, anesthesiology, medical laboratory, and medical imaging.

        Shenzhen Pengai Hospital serves as the training base for the Dalian Medical University College of Aesthetic and Plastic Surgery. As of June 30, 2019, Shenzhen Pengai Hospital had 242 employees, including 30 doctors, 50 nurses, three other medical staff and 159 non-medical staff.

Pengcheng Hospital

        Founded in 1997, Pengcheng Hospital became our first flagship hospital in 2003 to provide both aesthetic medical services and general healthcare and other aesthetic services. Pengcheng Hospital was also our second largest revenue contributor for 2018 and the six months ended June 30, 2019. As of the date of this prospectus, this treatment center has a gross floor area of approximately 8,391 sq.m. with seven surgical rooms, nine energy-based treatment rooms and 27 treatment rooms. It is equipped with advanced medical devices, such as Thermage radiofrequency systems, Body-Jet liposuction systems and Aesculap flexible neuroendoscopy systems. As of June 30, 2019, Pengcheng Hospital had 21 major clinical departments, including plastic surgery, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic dentistry, surgical, gynecology, internal medicine, otorhinolaryngology, laboratory testing, radiology and anesthesiology. As of June 30, 2019, Pengcheng Hospital had 319 employees, including 43 doctors, 69 nurses, eight other medical staff and 199 non-medical staff.

Chongqing Pengai

        Opened in November 2015, Chongqing Pengai provides both aesthetic medical services and other aesthetic services. Chongqing Pengai is our second largest treatment center by size, with gross floor area of approximately 7,070 sq.m., five surgical rooms and 20 non-surgical rooms, including 12 energy-based treatment rooms and 8 VIP treatment rooms. It is equipped with advanced medical devices across its 6 departments, which include plastic surgery, aesthetic dermatology, aesthetic traditional

Chinese medicine, aesthetic dentistry and others. As of June 30, 2019, Chongqing Pengai had 94 employees, including eight doctors, 16 nurses, two other medical staff and 68 non-medical staff.

Integration

        Efficient and effective integration of new treatment centers into our network is an important component of our business strategies and a driver of our success. Crucial to successful integration of acquired treatment centers is our post-acquisition integration plan, which involves a dedicated post-acquisition taskforce that conducts a detailed review of the acquired treatment center's equipment, systems and personnel. In particular, we focus on ensuring that the medical professionals at the acquired treatment centers comply with our group-wide protocols and meet our quality standards. In order to retain these personnel, we offer a compelling employment package that includes ongoing training and a performance-based compensation scheme that aligns their interest with those of the treatment centers.

        Aside from service protocols and quality of staff, we also maintain standardized indoor decor to lend consistency to the look and feel of our treatment centers. We regularly review and adjust the mix and focus of clinical departments to leverage each treatment center's unique strengths to enhance its reputation and profile.

Employees

Overview of employees

        We had 1,226, 1,432, 1,542 and 1,687 employees in our wholly or majority owned medical institutions as of December 31, 2016, 2017, 2018 and June 30, 2019, respectively. The following table sets forth certain information about our employees by function as of June 30, 2019:

Function	Number of employees	% of total employees
Management	7	0.4%
Doctors	160	9.5%
Other Medical Staff(1)	346	20.5%
Sales and Marketing	320	19.0%
Image Consultants	202	12.0%
Customer Service	281	16.6%
Finance and Accounting	79	4.7%
Human Resource and Administration	230	13.6%
Auxillary Medical Staff(2)	62	3.7%

Total	1,687	100.0%

  Note:

(1)
includes nurses and medical technicians who are required to hold licenses.

(2)
includes unlicensed medical staff who perform auxiliary functions during treatments.

        Since our inception, we have not experienced any significant turnover of staff or any disruption to our business operations due to labor disputes as our employees are not represented by a labor union. There had been no complaints or claims from employees that materially and adversely affected our business operations during the historical period.

        Our employees typically enter into standard employment contracts with us. Recruitment is centralized across our treatment centers based on identified employee needs. Each treatment center then enters into standard employment contracts with its own employees, while the decisions to employ the general manager and finance and accounting directors at each treatment center are made at the headquarters level.

        We provide both in-house and external training for our employees to improve their skills and knowledge. Remuneration packages for our employees mainly comprise base salary, overtime allowance (if applicable) and a performance-related bonus. We set performance targets for our employees primarily based on their position and department and annually review their performance. The results of such reviews are used in their salary determinations, bonus awards, and promotion appraisals.

Qualified medical professionals

        The qualification and expertise of doctors are vital to the quality of our healthcare services and our competitiveness. As of June 30, 2019, all of our 203 doctors had obtained Doctor Qualification Certificates, and all our nursing staff have obtained Nurse Practice Certificates.

        We place great emphasis on recruiting, training and retaining our employees. We maintain a high standard in selecting quality medical professionals and provide competitive compensation packages to them. Peer referral represents an important recruitment channel for us as a significant proportion of our doctors are sourced through this channel, indicative of our strong branding and reputation in the medical community. Our full-time doctors, who work for us exclusively during the term of their employment, are typically employed under three to five year employment contracts. We also have doctors who are contractors and not our employees. As part of ongoing development, we provide periodic training to our employees to enhance their skills and knowledge. Our administrative department regularly reviews the profiles of our doctors and prompts them to apply for their next professional rank when they become eligible. Our medical professionals are assigned to various departments in our treatment centers based on the scope of their licenses. Medical professionals are not allowed to practice in departments other than their designated department. The medical service department of each treatment center reviews the prescriptions issued by doctors and inspects each department to ensure no medical professionals practice beyond the scope of their licenses. As of the date of this prospectus, there have been no material complaints or penalties in relation to our medical professionals practicing beyond the scope of their respective licenses.

        As of June 30, 2019, our team of 203 doctors comprised of nine chief physicians, 32 associate-chief physicians, 64 attending physicians, 96 resident physicians in China, one medical practitioner from South Korea and one medical practitioner in Hong Kong. The majority of our doctors worked exclusively at our treatment centers while 41 of our doctors split their practice with other hospitals as of June 30, 2019. Our doctors typically receive compensation in the form of a salary plus bonus based on the number of procedures performed. Our doctors were supported by 364 other medical staff, including nurses and pharmacists, as of June 30, 2019.

Our customers

        Our customers are primarily female individuals residing in China. The majority of our customers are aged between 23 and 30, and this age cohort represented 42% and 41.3% of our customer base as of December 31, 2018 and June 30, 2019, while customers in the 31 to 40 and 16 to 22 age cohorts represented 26.4% and 17.7% of our customer base in 2018, respectively and represented 26.0% and 16.4% of our customer base in the six months ended June 30, 2019, respectively.

        The following table provides a snapshot of our active customer base.

	For the year ended December 31,						For the six months ended June 30,
	2016		2017		2018		2018		2019
	Number of customers	%	Number of customers	%	Number of customers	%	Number of customers	%	Number of customers	%
New customers	50,924	47.0%	56,755	44.0%	82,004	45.9%	38,894	45.4%	47,237	47.2%
Repeat customers	57,367	53.0%	72,137	56.0%	96,653	54.1%	46,741	54.6%	52,811	52.8%

Total customers	108,291	100.0%	128,892	100.0%	178,657	100%	85,635	100.0%	100,048	100.0%

        Our active customer base, defined as customers who have received at least one procedure in the relevant year, has increased 19.0% from 108,291 for the year ended December 31, 2016 to 128,892 for the year ended December 31, 2017 and then 38.6% to 178,657 for the year ended December 31, 2018. Our active customer base increased from 85,635 in the six months ended June 30, 2018 to 100,048 in the six months ended June 30, 2019. Our treatments are transactional in nature and we have not entered into any long-term agreements with our customers.

Customer service

        Our customer service team plays a critical role in the service process and is responsible for following up with our customers (including courtesy check-in calls), collecting customer feedback and handling general customer complaints.

        A key component of the services we provide to our customers is the consultation with our image consultants, who provide personalized treatment plan to each customer prior to him/her undertaking the aesthetic treatment. Our image consultants provide advice on the type of treatment, how it should be executed and other factors relevant to achieving an optimal aesthetic outcome that addresses the customer's needs. These consultations help to enhance the aesthetic outcome of treatments and are highly valued by our customers.

Customer feedback system

        In order to enhance customer loyalty and establish long-term customer relationships, we have implemented a customer feedback system which enables us to improve our treatments and services to meet customers' needs. We collect feedback through various channels, including our customer service hotline, the comment collection box at each treatment center and face-to-face communication with the staff at our treatment centers. Our staff is required to keep records of all feedback, whether through centralized handling of feedback made through our service hotline at our company headquarters in Shenzhen, daily inspection of the comment collection box at each treatment center or records prepared after customer interviews. These records are reviewed by the customer service managers at each treatment center before thorough analysis and appropriate follow-up actions are undertaken.

        Due to the nature of our business and the subjective nature of the level of satisfaction with aesthetic medical services, we receive complaints from time to time. Customer complaints are usually in relation to staff attitude, dispute over pricing (competitor offering an equivalent service for less), over-promise, longer than expected recovery time or general dissatisfaction with treatment results, which includes potential side effects. The majority of customer complaints relate to general dissatisfaction with treatment results—this type of complaint represented 93.6%, 95.2%, 98.0% and 98.1% of the total number of complaints for the years ended December 31, 2016, 2017, 2018 and the six months ended June 30, 2019, respectively.

        The overall number of complaints we typically receive is low—we received 204, 227, 227 and 104 complaints for the years ended December 31, 2016, 2017, 2018 and the six months ended June 30,

2019, respectively. For all periods, the total number of complaints received represented 0.1% of the total number of aesthetic treatments provided. The increase in the total number of customer complaints since 2016 was below the increase in the number of procedures we performed. In particular, the percentage of the number of customer complaints attributable to general dissatisfaction with treatment results out of the total number of aesthetic treatment procedures we performed in 2016, 2017, 2018 and the six months ended June 30, 2019, respectively, was level at approximately 0.1%.

Management of complaints

        Our customer service department is responsible for handling customer complaints. In order to ensure prompt and proper handling of customer complaints, we have implemented strict internal guidelines which are administered at the treatment center level. Where (i) a customer demands compensation for an amount of more than RMB10,000 or a refund for an amount of more than RMB50,000, (ii) a customer has raised the same issue more than three times, (iii) we may be exposed to reputational damage or operational disruption (in particular if media may become involved) or (iv) they relate to potential wrongdoing of a treatment center or its personnel which may constitute medical malpractice according to the Medical Malpractice Regulation, the complaint would be escalated to the designated customers' complaint settlement operations team under our medical safety control department for specific follow up.

        We generally offer free treatments and/or partial or full refunds to settle complaints. Occasionally, we may provide additional compensation to settle customer complaints on a case-by-case basis.

        In order to ensure the highest level of customer satisfaction and to maintain our strong brand name, we have taken a relatively generous approach in offering such refunds and compensation historically. In 2016, 2017, 2018 and the six months ended June 30, 2018 and 2019, the amount of refunds and compensation incurred was RMB2.4 million, RMB4.3 million, RMB5.3 million (US$0.8 million), RMB3.3 million and RMB2.8 million (US$0.4 million), respectively, representing 0.4%, 0.7%, 0.7%, 0.9% and 0.7% of our total revenue for the corresponding period. We believe that the number of complaints we received and the amount of refunds and compensation incurred were insignificant, considering the size of our operation, the nature of our industry, and the relatively generous approach we took in offering such refunds and compensation. We seek to further enhance the quality of our service offerings and upkeep our rigorous medical standards, to continue to maintain the customer complaints we received at a low level.

Our suppliers

        As of June 30, 2019, we had 499 suppliers, providing us with a diverse selection of medical equipment, supplies and medical consumables. Our suppliers fall into five key categories: medical devices, energy-based equipment, implants, injection materials and other medical consumables. In general, we have worked with our major suppliers for more than ten years and believe we maintain strong relationships with them. In 2016, 2017, 2018 and the six months ended June 30, 2019, our five largest suppliers in each respective year in aggregate accounted for 39.2%, 36.7%, 37.0% and 32.9%, respectively, of our total amount of purchases, and our single largest supplier accounted for 9.3%, 9.5%, 13.0% and 8.7% of our total amount of purchases, during the same periods, respectively.

        We have a system for selecting reliable and quality suppliers, with a selection and review process based on qualification of the business and/or products, pricing, reputation, service quality, delivery schedule and product offering. We maintain multiple suppliers for key categories of purchases to ensure continuity and quality of supply. Payment terms with the majority of our suppliers are on open account. Certain suppliers grant us credit periods ranging from 20 to 60 days, although we generally pay on delivery.

        During the two years ended December 31, 2018, we did not encounter any major problems in sourcing despite not having long-term contracts with our suppliers, nor did we encounter any business disruption due to supply shortages or delays. In any event, we believe any shortage or delay in the supply of implants, injection materials and medical consumables will not have any material impact on us as we are able to switch to other suppliers with comparable quality and prices.

        To the knowledge of our directors, none of our directors or any shareholder who owns more than 5% of our issued share capital immediately following completion of offering, nor any of their respective associates has any ownership interest in any of our five largest suppliers.

Our equipment

        We are committed to utilizing high quality equipment for our services. As of June 30, 2019, we owned a wide variety of energy-based treatment and non-surgical aesthetic equipment. Our key equipment includes the Lumenis one, Soprano xli, the Harmony CL and BodyTite and play an important role in achieving high quality aesthetic outcomes for our customers. As of this date, none of our equipment was under a lease arrangement. We source our energy-based equipment and related components from our suppliers in the United States, Europe and Japan.

Sales and marketing

        As of June 30, 2019, we had an effective, disciplined sales and marketing team of 320 who, in addition to a base salary, generate commissions based on the number and types of procedures sold. We have strict policies governing our sales and marketing activities to ensure the consistency of our offering and our customers' experience. For example, we have standardized service catalogs, sales scripts and price lists throughout the network, with management and/or supervisor approval required for deviations such as discounts. In addition, prior to effecting each sale transaction, the treatments proposed by our sales staff are reviewed and approved by our doctors to ensure feasibility and compliance with internal policies. Customers then pay in full prior to receiving the treatments, using a range of payment methods.

        We also have a dedicated marketing team responsible for analyzing market intelligence, organizing advertising activities, evaluating marketing campaigns and assisting in the preparation of promotional materials. Given the size of Chinese market, marketing efforts for each of our treatment centers are primarily initiated and implemented by the marketing personnel situated at each treatment center with the support of our headquarters. Each treatment center's marketing efforts are tailored to customers in the region where the treatment center is based. These marketing efforts are focused on (i) informing customers of the comprehensive aesthetic medical services that we offer; and (ii) emphasizing the high level of customer satisfaction.

        Based on our extensive experience in China, we have obtained an in-depth understanding of the needs and preferences of our customers. Our extensive local knowledge allows us to carry out a wide range of creative marketing events and/or initiatives which cater to local preferences. For example, we cooperate with Ms. Liu Xiaoqing, a celebrity in China, to further enhance our brand awareness.

Competition

        The aesthetic medical services market in China is highly competitive and fragmented with numerous market participants. According to Frost & Sullivan, the top five players in terms of revenue in the private aesthetic medical service market in 2018, including our company, together accounted for 7.4% of the total market. Our competitors include other privately-owned multi-site operators in China such as Mylike, Yestar, Bestway and Evercare. We believe the principal competitive factors in this market are price and quality of service, variety of services rendered, convenience and proximity of treatment center location to place of business or residence, brand recognition and reputation, targeted marketing and customized services.

        According to Frost & Sullivan, it is expected that the aesthetic medical services industry in China will undergo a significant amount of consolidation in the coming years. The rapid growth in the sector is expected to lead to more stringent government regulations, higher qualification requirements for surgeons, stronger emphasis on safety as well as greater capital needs for advanced equipment. These factors are expected to favor market participants with greater scale, driving consolidation led by larger multi-site operators, while creating a higher entry barrier for new entrants.

        The aesthetic medical services market in China has significant barriers to entry, including:

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  High levels of industry regulation.  The aesthetic medical service market in China is heavily regulated, with a set of strict industrial standards that all market participants and potential new entrants are required to comply with. Aesthetic medical service providers are required to apply for a license under "Measures for the Administration of Aesthetic Medical Services" and doctors are required to have qualification and work experience in the relevant field.

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  Brand reputation and the quality and safety of services provided.  Brand reputation, especially as it relates to the quality and safety of services provided, is a key consideration for customers. a major factor influencing this is the quality of the medical professionals, who often become deeply associated with the brand image of the service provider. Given the limited supply of experienced aesthetic medical doctors in China (there were 2,800 certified plastic surgeons in China in 2017, according to Frost & Sullivan), new entrants may find recruiting and retaining medical talent with strong professional track records challenging. In addition, it may be difficult for new entrants to develop a strong brand reputation in a short timeframe.

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  Significant initial capital requirements.  There is typically significant initial capital outlay required to establish a new presence in the aesthetic medical services market to purchase essential medical devices and medical products, as well as to rent or acquire the appropriate property from which to provide services.

        We believe we are well positioned to capitalize on these industry trends. We intend to leverage our substantial market position, reputation and extensive market knowledge to capture this growth opportunity through acquisitions of other aesthetic medical service providers in China.

        We also face intense competition in our general healthcare service business. We compete primarily with other treatment centers in our areas of operation. Key competitive factors include healthcare service quality, reputation, convenience and price. We expect new competitors in the general healthcare service industry will continue to emerge given the state of China healthcare reform and the central and local governments' supportive policies towards public healthcare reform and private capital investment in the healthcare services industry.

Properties

        As of the date of this prospectus, we owned building ownership rights to certain buildings on three different parcels of land in Shenzhen and Huizhou with a total gross floor area of 2,545 sq.m. Shenzhen Pengai Investment, one of our subsidiaries, is the owner of these buildings. Shenzhen Pengai Investment has obtained the relevant property rights certificates.

        Two of our owned properties, which are located in Luohu District, Shenzhen, and Huicheng District, Huizhou, Guangdong, are leased to Pengcheng Hospital and Huizhou Pengai for the operation of their businesses, respectively. Another of our owned properties, located in Nanshan District, Shenzhen, is leased out to an independent tenant.

        The majority of the properties on which we operate in China are leased. As of the date of this prospectus, we owned three different properties with a total gross floor area of 2,545 sq.m and we leased or occupied properties in 20 different locations with an aggregate gross floor area of 56,722 sq.m., including the property of our principal headquarters, which is located at 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province.

        The following table sets forth the number of lease agreements by expiry year.

Expiry year	Number of leases
2019	2
2020	12
2021+	25

Intellectual property

        As of June 30, 2019, we had (i) 35 trademarks registered in mainland China and 4 pending trademark applications, of which 6 are in mainland China and one is in Singapore, (ii) 38 registered domain names, of which all are registered in mainland China, and (iii) two registered patents, of which all are registered in mainland China. Our principal intellectual property rights are our registered trademarks such as " " (Pengai), as well as our patented technologies, which include a device and method for measuring facial symmetry and a device and method for mandibular shaping.

        We recognize the importance of protecting and enforcing our intellectual property rights. We have registered all the principal trademarks, patents and internet domain names in China that are necessary for us to carry out our business operations. We will take the necessary legal action to protect our intellectual property rights if we discover any infringement of those rights.

        As of the date of this prospectus, we were not aware of any material infringement of our intellectual property rights and we believe that we have taken reasonable measures to prevent infringement of our own intellectual property rights. As of the date of this prospectus, we did not have any pending or, to our knowledge, threatened claims against us or any of our subsidiaries relating to the infringement of any intellectual property rights owned by third parties.

        In order to maintain our substantial market position in the aesthetic medical services market in China, we have active dialogue and exchange of information and experts with well-respected aesthetic medical institutions in the United States, Europe, South Korea and Japan to learn about and adopt new aesthetic medical treatments and advanced technologies. Any knowledge gleaned from these exchanges is shared with our medical staff via our training programs. We believe this allows us to strengthen our technological advantage in this market and anticipate and respond quickly to our customers' needs and improve the quality, safety and efficiency of our services.

        We did not incur research and development expenses from January 1, 2016 to June 30, 2019.

        We maintain professional malpractice liability insurance for key doctors and medical staff in most of our aesthetic medical treatment centers. We do not maintain product liability insurance for the medical devices and energy-based equipment and business interruption insurance or key employee insurance for our executive officers.

        The premiums that we paid for our insurance were RMB263,388, RMB325,862, RMB393,091 (US$57,260) and RMB119,270 (US$17,374) in 2016, 2017, 2018, and the six months ended June 30, 2019, respectively, representing 0.05%, 0.05%, 0.05% and 0.03% of our revenue for those periods, respectively.

        During the three years ended December 31, 2018 and the six months ended June 30, 2019, we did not submit any material insurance claims.

Legal proceedings

        As an aesthetic medical service and general healthcare service provider in China, we are subject to legal or arbitration proceedings, disputes or claims in the ordinary course of business. Except for those disclosed in "Risk Factors—We are subject to customer complaints, claims and legal proceedings in the regular course of our operations from time to time, which could result in significant costs and materially and adversely affect our brand image, reputation and results of operations," each of these proceedings had been settled as of the date of this prospectus or is, in our view, immaterial in terms of their impact on our financial and operational conditions.

        Save as disclosed above and based on the information available to us, we were not, as of the date of this prospectus, engaged in any litigation, arbitration or claim of material importance, and no litigation, arbitration of claim of material importance is known to us to be pending or threatened by or against us that may have a material adverse effect on our business, financial condition and operating results.

 Regulation

        Substantially all of our operations are in PRC and our business is subject to supervision and regulation by the PRC government. This section sets forth a summary of the most significant laws, rules, regulations and policies related to the aesthetic medical industry and our business in the PRC.

Regulations on the institutional reforms of medical institutions

Opinions on Further Promoting the Reform of Medicine and Health System

        The Opinions on Further Promoting the Reform of Medicine and Health System, or the Opinions, which were promulgated by the State Council and became effective on March 17, 2009, advocate a range of measures to reform medical institutions in China and to establish a basic medicine and health system covering urban and rural residents. Measures aimed at reforming medical institutions include: (i) separating governmental agencies from public medical institutions; (ii) separating for-profit medical institutions from not-for-profit medical institutions; (iii) separating sponsorship from operations of public hospitals; (iv) separating pharmaceutical dispensing from pharmaceutical prescription. The Opinions include proposals for the establishment and improvement of corporate governance systems of public medical institutions, and checks and balances in decision-making, execution and supervision processes between organizers and operators of public medical institutions. The Opinions also promote private capital investment in medical institutions (including investments by foreign investors), the development of private medical institutions and the reform of public medical institutions (including those established by state-owned enterprises) through private capital investment.

Notice on Further Encouraging and Guiding Private Capital to Invest in Medical Institutions

        The Notice of the State Council on Forwarding the Opinions of the National Development and Reform Commission, or the NDRC, the Ministry of Health and the other three departments, on Further Encouraging and Guiding Private Capital to Invest in Medical Institutions, which was promulgated by the General Office of the State Council and became effective on November 26, 2010, states that the PRC government encourages and supports investments by private investors in medical institutions of various types. For example, private investors are permitted to apply for approval to establish for-profit or not-for-profit medical institutions. They are also encouraged to participate in the reform of existing public hospitals, including those established by state-owned enterprises, by converting them into private not-for-profit medical institutions in order to systematically reduce the proportion of public hospitals in the system, and to set up hospital management companies to provide specialized services.

        In addition, private medical institutions with experience in the provision of healthcare services and a good reputation may be selected as participants in the restructuring of hospitals established by state-owned enterprises through pilot reform programs. They are also encouraged to modernize their hospital management, establish standardized corporate governance structures, improve their cost control and quality management systems, and employ professional managers to manage their hospital, such as by engaging or authorizing domestic or overseas medical institutions with professional experience to participate in the management of their hospitals to improve efficiencies, as well as improve their clinical research and build up their research and development teams. Medical institutions are also encouraged to develop into large, sophisticated, technology-intensive medical groups and adopt brand-focused development strategies to build good reputations.

Several Opinions on Promoting the Development of Healthcare Service Industry

        Several Opinions on Promoting the Development of Healthcare Service Industry, or the 2013 Opinions, was promulgated by the State Council and became effective on September 28, 2013. The 2013 Opinions encourage the private sector to invest in the healthcare service industry by various means including new establishments and participation in restructuring, and also encourage private capital to invest in not-for-profit medical institutions for providing basic healthcare services. The 2013 Opinions also propose the idea of relieving the requirements for Sino-foreign equity/cooperative joint venture medical institutions and expanding the eligibility for wholly foreign-invested medical institutions in the pilot program.

Several Opinions on Accelerating the Development of Medical Institutions with Social Capital

        Several Opinions on Accelerating the Development of Medical Institutions with Social Capital, which was promulgated by the National Health and Family Planning Commission and the State Administration of Traditional Chinese Medicine and became effective on December 30, 2013, specifies the policies that support the development of privately-funded medical institutions, which include (i) gradual relief of foreign capital investment in medical institutions, (ii) reduction of the requirements in the service sector, allowing social capital investment in the areas which are not explicitly prohibited, (iii) reduction of the requirements for the deployment and use of large medical equipment in private hospitals, (iv) improvement of supporting policies for the development of private hospitals in areas such as medical insurance and price control, and (v) acceleration of the approval process regarding the establishment and operation of private hospitals.

Outline of the National Medical and Healthcare Service System Plan (2015-2020)

        The Notice on Printing and Distributing the Outline of the National Medical and Healthcare Service System Plan (2015-2020), which was promulgated by the General Office of the State Council and became effective on March 6, 2015, states that private medical institutions are significant and integral parts of the medical and healthcare service system as well as an effective approach to fulfilling people's needs of multilevel and diversified medical and healthcare services. It reiterates that currently, private medical institutions may provide basic medical services, compete with public medical institutions in an orderly manner, provide advanced services to fulfill needs that are beyond basic needs and provide services in great demand such as rehabilitation and geriatric services to complement services provided by public medical institutions.

        The goal of the National Medical and Healthcare Service System Plan, or the Plan, is to revamp the development of private medical institutions. For example, private medical institutions are expected to grow such that by 2020, there will exist no less than 1.5 hospital beds per one thousand residents. They are also expected to set up diagnosis and treatment tools for large medical equipment. The Plan also provides for the reduction of the requirements for qualification of medical institution sponsors and the conditions for setting up medical institutions through Sino-foreign equity/cooperative joint ventures. In addition, pursuant to the Plan, the pilot scheme for the establishment of medical institutions solely through investment of qualified overseas capital is expected to be gradually expanded. The threshold requirements for medical services will be reduced and social capital investment will be allowed in areas not explicitly prohibited by applicable laws and regulations. The Plan also prioritizes governmental support for private not-for-profit medical institutions and provides for high level guidance for the development of such institutions. In addition, the Plan creates a requirement for the establishment of professional hospital management groups, provision of support to private medical institutions' allocation of large medical equipment, and more efficient review and approval formalities that assume approval of any qualified private medical institution and provide a simplified process.

Several Policies and Measures Regarding Promoting Private Investment in Medical Institutions and Accelerating Development

        Several Policies and Measures Regarding Promoting Private Investment in Medical Institutions and Accelerating Development, which was promulgated by the General Office of the State Council and effective on June 11, 2015, provides for (i) elimination and cancellation of administrative authorities'

unreasonable requirements for pre-examination and pre-approval regarding the establishment of medical institutions, and the reduction in the time required for making such examination and approval, (ii) reasonable control of the number and scale of public medical institutions and the exploration of the space for development of the medical institutions through private capital investments, (iii) support for the listing and financing of eligible and qualified for-profit medical institutions funded by private capital investments, and (iv) encouragement for private investors with managerial experience in medical institutions to participate in the management of public medical institutions in various forms such as through hospital management groups and subject to a clear distribution of power and responsibilities.

Guiding Principles for the Allocation Planning of Medical Institutions (2016-2020)

        The Notice on Printing Guiding Principles for the Allocation Planning of Medical Institutions (2016-2020), which was promulgated by the National Health and Family Planning Commission on July 21, 2016, promotes medical institutions with social capital and requires (i) the increase in scale and acceleration of high-level development of medical institutions with social capital, and the involvement of medical institutions with social capital in relevant planning to reserve space for the allocation of resources such as beds and large medical equipment according to a certain proportion, (ii) the cancellation of limitations on the amount and location of medical institutions with social capital in terms of the accordance with total amount and structure of planning; (iii) a preference for the allocation approval of resource-scarce and not-for-profit specialized medical institutions established by social capital, and (iv) promotion of the establishment of private clinics by medical physicians in intermediate/senior technical positions.

Decisions of the Central Committee of the Communist Party of the PRC on Several Major Issues Concerning Comprehensively Deepening Reforms

        The Decisions of the Central Committee of the Communist Party of the PRC on Several Major Issues Concerning Comprehensively Deepening Reforms, which was promulgated by the Central Committee of the Communist Party of the PRC and became effective on November 12, 2013, promotes private sector investment in the healthcare service industry and in other services industries that are poorly funded or in need of diversification. It also permits doctors to have a multi-site practice and allows privately funded medical institutions to benefit from the medical insurance system.

Regulations on the administration and classification of medical institutions

Administrative Measures on Medical Institutions and the Medical Institution Practicing License

        The Administrative Measures on Medical Institutions, which was promulgated on February 26, 1994 by the State Council, came into effect on September 1, 1994 and was amended on February 6, 2016, and the Implementation Measures of the Administrative Measures on Medical Institutions, which was promulgated by the Ministry of Health on August 29, 1994, came into effect on September 1, 1994, and was amended in 2006, 2008, and 2017, require that the establishment of medical institutions to be reviewed and approved by healthcare administrative departments at or above the county level and an Approval Letter of Establishment of Medical Institution to be obtained from competent healthcare administrative departments. In addition, any entity or individual that intends to establish a medical institution must follow the application approval procedures and register with the relevant healthcare administrative authorities to obtain a Medical Institution Practicing License.

Measures for Hierarchical Administration of Hospitals (For Trial Implementation)

        The Measures for Hierarchical Administration of Hospitals (For Trial Implementation), which was promulgated by the Ministry of Health and came into effect on November 29, 1989, sets out a "pilot point" principle for the hierarchical administration of hospitals. It provides that the hierarchical administration should be implemented firstly on pilot points, and progressively extended to other hospitals. In addition, it also provides that the hierarchical administration pilot program should be commenced with general hospitals; after the standards of the hierarchical administration of specialized hospitals is established, the corresponding pilot program for specialist hospitals should be initiated.

Law on Maternal and Infant Healthcare and Its Implementation Measures

        The Law on Maternal and Infant Healthcare, which was promulgated by the Standing Committee of the National People's Congress on October 27, 1994, came into effect on June 1, 1995, and was amended on August 27, 2009 and November 4, 2017, and the Implementation Measures of the Law of the People's Republic of China on Maternal and Infant Healthcare, which was promulgated by the State Council and came into effect on June 20, 2001 and was amended on November 17, 2017, require medical institutions engaged in (i) genetic disease diagnosis and prenatal diagnosis, (ii) pre-marital medical examinations, or (iii) midwifery services, ligature operations or operations for termination of gestation, to be licensed by the public health administrative authority of different levels as required to obtain the corresponding qualification certificates.

Administrative Measures for the Examination of Medical Institutions (For Trial Implementation)

        The Administrative Measures for the Examination of Medical Institutions (For Trial Implementation), which was promulgated by the Ministry of Health and came into effect on June 15, 2009, stipulates that a medical institution's Medical Institution Practicing License is subject to periodic examinations and verifications by the registration authorities. Such examinations and verifications are based on records and points generated by point management system for malpractice of medical institutions, established by local health administrative departments. The verification period is three years for general hospitals, traditional Chinese medicine hospitals, western medicine and traditional Chinese medicine hospitals, ethnic minority medicine and specialized hospitals, as well as sanitariums, rehabilitation hospitals, maternity and children's healthcare centers, emergency centers, clinical laboratories and specialized disease prevention institutions equipped with more than 100 beds, and one year for other medical institutions. In the event that a medical institution fails to apply for verification as required and post re-verification procedures are unsuccessful, the registration authorities may cancel such medical institution's Medical Institution Practicing License.

Administrative Measures for Aesthetic Medical Services

        The Administrative Measures for Aesthetic Medical Services, which was promulgated by the Ministry of Health on January 22, 2002, came into effect on May 1, 2002, and was amended in 2009 and 2016, requires applicants for establishing aesthetic medical institutions or aesthetic medical departments within medical institutions to meet certain requirements. Aesthetic medical institutions may not commence operation before obtaining a Medical Institution Practicing License. Service items provided by aesthetic medical institutions or aesthetic medical departments within medical institutions must be approved by designated specialized academic associations and filed with relevant authorities.

Classification Catalog of Aesthetic Medical Items

        The Classification Catalog of Aesthetic Medical Items, which was promulgated by the Ministry of Health and came into effect on December 11, 2009, classifies aesthetic medical services into four categories: (i) aesthetic surgical items (further divided into four grades) (ii) aesthetic dentistry items (iii) aesthetic dermatological items, and (iv) aesthetic Chinese medicine items. Provincial-level counterparts of the Ministry of Health may adjust the catalog based on local circumstances. Every medical institution will be registered with one or more categories from the day of establishment and is only allowed to conduct medical activities specifically provided under such categories.

Opinions on Implementing Classification Administration of Urban Medical Institutions

        The Opinions on Implementing Classification Administration of Urban Medical Institutions, which was promulgated jointly by the Ministry of Health, State Administration of Chinese Traditional Medicine, the Ministry of Finance and National Development and Reform Commission on July 18, 2000 and came into effect on September 1, 2000, states that whether a medical institution is classified as not-for-profit or for-profit will be based on such medical institution's business objectives, service purposes and implementation of various financial, taxation, pricing and accounting policies, provided that governments may not operate for-profit medical institutions. Medical institutions have to file written statements regarding their not-for-profit or for-profit status with relevant healthcare authorities when completing the application, registration and re-examination procedures in accordance with relevant laws, and the handling authority of health will, jointly with other relevant authorities, decide the not-for-profit/for-profit status for such medical institution based on the source of its investment and the nature of its business.

Categories of Medical Institutions in the PRC

        According to the Basic Standards for Medical Institutions (For Trial Implementation), which was promulgated on September 2, 1994 and partly abrogated on August 2, 2010, March 15, 2011 and December 5, 2011, and the Interim Measures for the Assessment of Medical Institutions promulgated by the Ministry of Health on September 21, 2011, medical institutions in the PRC are divided into three classes (Class I, II and III) with regard to their medical practice conditions, including but not limited to, the amount of registered beds, treatment departments, personnel, properties, equipment, completeness of their internal rules and regulations as well as payment of registered capital.

            (i)  Grade I general hospitals must be at a minimum equipped with, among others, (a) 20 to 99 hospital beds, (b) clinical departments including emergency rooms, internal medicine, surgery, obstetrics and gynecology, preventive healthcare section; (c) medical departments including pharmacy, laboratory, x-ray room, and a disinfection supply room, and (d) 0.7 relevant health technicians per hospital bed, three doctors, five nurses, health technicians of medicament, inspection and radiation and one doctor of chief level or above.

           (ii)  General outpatient clinics must be at a minimum be equipped with, among others, (a) no less than five clinical departments including three clinical departments that are either emergency rooms, internal medicine or surgery and two clinical departments that are either obstetrics and gynecology, pediatrics, traditional Chinese medicine, ophthalmology, otolaryngology, stomatology and prevention and health; (b) medical departments including pharmacy, laboratory, X-ray room, treatment room, disposal room and disinfection supply room at least and (c) no less than five doctors including one doctor at the associate-chief level and above, one doctor for each clinical department, five nurses including one nurse with nurse-in-charge title and above and one health technician with relevant specialty for each medical laboratory.

Basic Standard for Aesthetic Medical Institution and Aesthetic Medical Department (For Trial Implementation)

        The Basic Standard for Aesthetic Medical Institution and Aesthetic Medical Department (For Trial Implementation), which was promulgated by the Ministry of Health and came into effect on April 16, 2002 specifies basic standards that aesthetic medical specialty hospitals, aesthetic medical specialty outpatient clinics, aesthetic medical specialty clinics and aesthetic medical specialty departments should meet, such as the required number of beds, clinical departments and medical personnel. Certain basic standards for each type of aesthetic medical institutions and aesthetic medical specialty department are set forth below.

            (i)  Aesthetic medical specialty hospitals must be equipped with, among others, (a) more than 20 hospital beds, 12 aesthetic treatment beds and four dentistry complex therapy chairs, (b) clinical departments including an aesthetic treatment consultation room, aesthetic surgery, aesthetic dentistry, aesthetic dermatology, aesthetic traditional Chinese medicine, aesthetic treatment room and anesthesiology, and (c) at least 1.03 relevant healthcare technicians per bed (chair), 0.4 nurse per bed (chair), six doctors at the associate-chief level and above with relevant specialties, two nurses with nurse-in-charge title and above and one attending specialist doctor for each department.

           (ii)  Aesthetic medical specialty outpatient clinics must be at a minimum equipped with, among others, (a) four aesthetic treatment beds, two operation tables, two dentistry complex therapy chairs and two observation beds, (b) clinical departments including an aesthetic treatment consultation room, aesthetic surgery, aesthetic dentistry and aesthetic dermatology (may also have an aesthetic traditional Chinese medicine department and aesthetic treatment rooms), and (c) at least 2.4 relevant healthcare technicians per operation table, 1.03 relevant healthcare technicians and 0.4 nurse per observation bed and dentistry complex therapy chair, five registered doctors including at least one doctor at the associate-chief level and above with relevant specialties and one registered nurse, and one attending specialist doctor for each department.

          (iii)  Aesthetic medical specialty clinics must be at a minimum equipped with, among others, (a) two aesthetic treatment beds, or one operation table and one observation bed or one dentistry complex therapy chair, (b) no more than two clinical departments that are aesthetic surgery, aesthetic dermatology, aesthetic dentistry and aesthetic traditional Chinese medicine; (c) at least one attending specialist doctor and one nurse for each department.

          (iv)  Aesthetic medical specialty departments must be at a minimum equipped with, among others, (a) four aesthetic treatment beds, one operation table, one dentistry complex therapy chair and one observation bed, (b) clinical departments including aesthetic treatment consultation room and aesthetic treatment room, and at least two clinical departments that are either aesthetic surgery, aesthetic dermatology, aesthetic dentistry and aesthetic traditional Chinese medicine, and (c) at least 2.4 relevant healthcare technicians per operation table, 1.03 relevant healthcare technicians and 0.4 nurse per observation bed and dentistry complex therapy chair, one attending specialist doctor and one registered nurse for each department.

Regulations on the supervision over pharmaceuticals and medical services in medical institutions

Pharmaceutical Administration Law of the People's Republic of China and Its Implementation Regulations

        The Pharmaceutical Administration Law of the People's Republic of China, which was promulgated by the Standing Committee of the National People's Congress on September 20, 1984, came into effect on July 1, 1985, and was amended in 2001, 2013, 2015 and 2019, and the Regulations for the Implementation of the Pharmaceutical Administration Law of the People's Republic of China, which was promulgated by the State Council on August 4, 2002, came into effect on September 15, 2002, and was amended on February 6, 2016 and March 2, 2019, provide that medical institutions may only purchase pharmaceuticals from licensed enterprises engaged in pharmaceutical manufacturing and distribution (except for the purchase of those Chinese herbal medicines that are not administrated by the approval number system). Also, medical institutions must establish an examination and inspection system to verify the qualification certificates and other specifications of the pharmaceuticals they purchase, and may not purchase or use pharmaceuticals that do not satisfy the relevant requirements. In addition, medical institutions must adopt and implement a pharmaceutical storage system and take necessary measures to ensure the quality of the pharmaceuticals such as providing refrigeration or be freeze-proof, damp-proof, pest-proof, and mouse-proof. Medical institutions are also required to retain certain qualified pharmaceutical technician personnel. Non-pharmaceutical technician personnel are prohibited from directly engaging in drug-related technical work. Obtaining an Import Permit Certificate or an Export Permit Certificate issued by the drug administration department of the State Council is also required for the import and export of narcotics and permitted psychotropic substances.

Measures for the Supervision and Administration of Pharmaceuticals in Medical Institutions (for Trial Implementation)

        The Measures for the Supervision and Administration of Pharmaceuticals in Medical Institutions (for Trial Implementation), which was promulgated by the China Food and Drug Administration, or the CFDA, on October 11, 2011 and came into effect the same date, requires medical institutions to purchase pharmaceuticals from enterprises qualified for the production or distribution of pharmaceuticals and comply with certain standards regarding the storage, safekeeping, preparation and use of such pharmaceuticals. Any pharmaceutical prepared by a medical institution must be used by and for that same medical institution only. Medical institutions are prohibited from selling prescription pharmaceuticals directly to the public via mail, online or over the counter.

Measures for the Classification and Administration of Prescription Pharmaceuticals and Non-prescription Pharmaceuticals (For Trial Implementation)

        The Measures for the Classification and Administration of Prescription Pharmaceuticals and Non-prescription Pharmaceuticals (For Trial Implementation), which was promulgated by State Drug Administration on June 18, 1999 and came into effect on January 1, 2000, sets forth the principals for the classification and administration of prescription pharmaceuticals and non-prescription pharmaceuticals based on their types, specifications, indications, dosage and supply channels. According to this measure, prescription pharmaceuticals may only be produced, purchased and used by licensed doctors' prescription and licensed associate doctors, while non-prescription pharmaceuticals may be produced, purchased and used by anyone at their discretion without licensed doctors or licensed associate doctors' prescription.

Regulations on Centralized Pharmaceutical Procurement by Medical Institutions

        The Opinions on Further Regulating Centralized Pharmaceutical Procurement by Medical Institutions, which was jointly promulgated by the Ministry of Health and five other departments on January 17, 2009, and the Interpretations of Issues Related to the Opinions on Further Regulating Centralized Pharmaceutical Procurement by Medical Institutions, which was jointly promulgated by the Ministry of Health and five other departments on June 19, 2009, as well as the Administrative Measures for Supervision on Centralized Pharmaceutical Purchase and the Standards of Centralized Pharmaceutical Procurement Work for Medical Institutions jointly promulgated by the Ministry of Health and six other departments on June 2, 2010 and July 7, 2010, respectively, provide the general framework and detailed operational procedures regarding the centralized pharmaceutical procurement mechanism that requires non-profit medical institutions established by governments or state-owned enterprises to procure pharmaceuticals through the non-profit centralized pharmaceutical procurement platform organized by the competent governmental authorities. Medical institutions of other forms, are also encouraged to participate in the centralized pharmaceutical procurement system.

Regulations on Prices of Pharmaceuticals and Medical Services

        According to the Opinions on Further Rectification of the Market Price for Pharmaceuticals and Medical Services, which was jointly promulgated by the National Development and Reform Commission and other seven departments on May 19, 2006, the profit margin of the pharmaceuticals subject to government pricing sold by medical institutions at or above county level may not exceed 15% of the actual procurement cost of such pharmaceuticals, and the profit margin of Chinese medicine drinks and tablets may not exceed 25% of their actual procurement cost.

        The Notice on Issuing Opinions on Reforming the Price Formation Mechanism of Drugs and Medical Services, which was jointly promulgated by the NDRC, the Department of Health, and the Ministry of Human Resources and Social Security, came into effect on November 9, 2009. It provides that the price for basic healthcare services provided by non-profit medical institutions have to be set by government-directed pricing guidelines, while the price for healthcare services provided by for-profit medical institutions and certain special categories of healthcare services provided by non-profit medical institutions may be determined by the market.

        According to the Notice of Issues Related to the Implementation of Market Price Adjustment by Non-public Medical Institutions, which was promulgated and implemented on March 25, 2014 by the National Development and Reform Commission, National Health and Family Planning Commission and the Ministry of Human Resources and Social Security, private for-profit medical institutions may set their own pricing for medical services, but such pricing must be determined according to principles of fairness, legitimacy and good faith and maintained at a relatively stable price level within a specific period. In addition, prices of medical services and pharmaceuticals must be displayed publicly to patients through various means, and medical institutions must take the initiative to receive social supervision.

        The Opinions on Promoting Pharmaceutical Pricing Reform, which was promulgated by the National Development and Reform Commission, National Health and Family Planning Commission, Ministry of Human Resources and Social Security and four other departments on May 4, 2015 and came into effect on the same date, sets forth that from June 1, 2015, except for narcotic drugs and Class I psychotropic drugs, the pricing of drugs formulated by the government will be abolished. The pricing of narcotic drugs and Class I psychotropic drugs is still temporarily regulated by the NDRC which sets the maximum ex-factory and maximum retail prices until new regulation on pricing is implemented. The pricing for other drugs may be determined by manufacturers and sellers on their own based on the cost of production and operation as well as market supply and demand.

Administrative Measures for Pharmaceutical Importation

        The Administrative Measures for Pharmaceutical Importation, which was jointly promulgated by the Ministry of Health and the General Administration of Customs on August 18, 2003 and amended on August 24, 2012, provides that imported pharmaceuticals may be registered and cleared for customs only after obtaining an Imported Pharmaceutical Registration Certificate, a Pharmaceutical Product Registration Certificate or an Imported Pharmaceutical Permit, as applicable.

Administrative Measures for the Control of Radioactive Pharmaceuticals

        The Administrative Measures for the Control of Radioactive Pharmaceuticals, which was promulgated by the State Council, came into effect on January 13, 1989, and was amended on January 8, 2011 and March 1, 2017, requires medical institutions to comply with relevant national regulations and rules concerning radioisotope health protection when using radioactive pharmaceuticals. Any medical institution wishing to use radioactive pharmaceuticals must obtain a License for the Use of Radioactive Pharmaceuticals of the corresponding grade from the supervision and administration department of pharmaceuticals at the provincial, regional or municipal levels, as applicable. The License for the Use of Radioactive Pharmaceuticals is valid for five years and is of varying grades based on the technical skill and professional level of the radiological personnel and the equipment conditions of such medical institution. In addition, the preparation or use of radioactive preparations must meet the relevant provisions of the Pharmaceutical Administration Law of the People's Republic of China and the implementing rules thereof.

Regulations on the Administration of Narcotic Pharmaceuticals and Psychotropic Substances

        The Regulations on the Administration of Narcotic Pharmaceuticals and Psychotropic Substances, which was promulgated by the State Council on August 3, 2005 and was amended on December 7, 2013 and February 6, 2016, provides that if a medical institution needs to use any narcotic pharmaceutical or Class I psychotropic substance, such medical institution must, upon approval by the competent public health department, obtain the Seal Card for the Purchase and Use of Narcotic Pharmaceuticals and Class I Psychotropic Substances, or the Seal Card. If a medical institution with a Pharmaceutical Preparation Certificate for Medical Institutions and a Seal Card needs to dispense for clinical use any narcotic pharmaceutical or psychotropic substance that is not available on the market, the preparation of such pharmaceutical or psychotropic substance will be subject to approval by the competent provincial, regional or municipal pharmaceutical regulatory department where the medical institution is located. Such prepared narcotic pharmaceutical or psychotropic substance may only be dispensed by the medical institution that prepared it and may only be used in the institution itself and may not be marketed.

Measures for the Administration of Prescriptions

        The Measures for the Administration of Prescriptions, which was promulgated on February 14, 2007 and came into effect on May 1, 2007 by the Ministry of Health, provides the standards and format of prescriptions, the principles of prescription writing that doctors must abide by, and other regulations related to the provision and preparation of prescriptions. In accordance with the Measures for the Administration of Prescriptions, a registered doctor must acquire the prescription rights in the medical institution where he or she is registered. The prescription prescribed by the assistant doctor is then valid upon the signature or personal seal of the doctor in the same medical institution.

Regulations on the supervision over medical equipment in medical institutions

Regulations on the Supervision and Administration of Medical Devices

        The Regulations on the Supervision and Administration of Medical Devices, or the Regulations on Medical Devices, which was promulgated by the State Council on January 4, 2000 and amended on March 7, 2014 and May 4, 2017, regulates the management of medical device manufacturing and the supervision, distribution and use of medical devices as well as relevant legal obligations. Pursuant to the Regulations on Medical Devices, medical device enterprises and medical institutions may only purchase medical devices from properly licensed enterprises. Medical institutions may not use unregistered, uncertified, expired, ineffective or outdated medical devices. Disposable medical devices may not be used repeatedly and medical institutions must destroy used disposable medical devices in accordance with relevant rules and keep records such disposal.

Administrative Measures on Radiotherapy

        According to the Administrative Measures on the Radiotherapy, which was promulgated by the Ministry of Health on January 24, 2006, came into effect on March 1, 2006 and was amended on January 19, 2016, medical institutions engaged in radio diagnosis and radiotherapy must be equipped with the conditions required for conducting radio diagnosis and radiotherapy, and apply for a License for Radiotherapy issued by the competent public health administrative authorities. Medical institutions may not conduct radio diagnosis and radiotherapy if they fail to obtain the License for Radio-diagnosis and Radiotherapy or to register with radio diagnosis and radiotherapy on the Medical Institution Practicing License. During the course of radiotherapy, medical institutions must take protective measures in accordance with the relevant laws and regulations.

Regulations on the Safety and Protection of Radioisotopes and Radiation-emitting Devices and Measures for Administration of the Safety Licensing of Radioactive Isotopes and Radioactive Equipment

        The Regulations on the Safety and Protection of Radioisotopes and Radiation-emitting Devices, which was promulgated by the State Council on September 14, 2005, came into effect on December 1, 2005 and was revised on July 29, 2014 and March 2, 2019, and the Measures for Administration of the Safety Licensing of Radioactive Isotopes and Radioactive Equipment, which was promulgated by the Ministry of Environmental Protection (currently known as the Ministry of Ecology and Environment) on January 18, 2006 and amended on December 6, 2008 and December 12, 2017, require any entity engaging in the production, sale or use of radioisotopes or radiation-emitting devices of different categories to obtain a Safety License for Radiation. In addition, medical institutions using radioisotopes or radiation-emitting devices for diagnosis and treatment are required to obtain a permit for radiological diagnostic and therapeutic techniques and medical radiation.

Administrative Measures on the Deployment and Use of Large Medical Equipment (for Trial Implementation)

        The Administrative Measures on the Deployment and Use of Large Medical Equipment (for Trial Implementation), which was jointly promulgated by the National Health Commission and the State Drug Administration and became effective on May 22, 2018, provides that the State implements classified and categorized allocation plans and license management to large medical equipment according to the Catalog of Large Medical Equipment. Large medical equipment refers to medical equipment with complicated technology, large capital input, high operating cost, great impact on medical expenses and included in the catalog management. Medical institutions that intend to purchase large medical equipment must apply to the competent health administrative authorities and purchase the approved large medical equipment upon the receipt of a License for the Deployment of Large Medical Equipment.

Administrative Measures for Medical Consumables for Medical Institutions (for Trial Implementation)

        Administrative Measures for Medical Consumables for Medical Institutions (for Trial Implementation) or the Measures for Medical Consumables for Medical Institutions was jointly promulgated by the National Health Commission and the National Administration of Traditional Chinese Medicine on June 6, 2019 and will be effective on September 1, 2019. Measures for Medical Consumables for Medical Institutions provide for the definition and classification of medical consumables, and state that whole-process administration will be imposed on work related to medical consumables, including selection, procurement, receiving inspections, storage, distribution, clinical use, monitoring, and evaluation. Measures for Medical Consumables for Medical Institutions state that medical consumables will be subject to unified procurement, adding that clinical use of medical consumables is administered at three different levels, and for this purpose, medical consumables are divided into three classes, i.e. Class I, Class II and Class III. Class I medical consumables are utilized by medical technicians, while Class II medical consumables are used by qualified medical technicians after they have received the necessary training, and Class III medical consumables, as stipulated by relevant administrative provisions on medical technologies, are used by those medical technicians who obtain the qualification to make relevant technical operations. Furthermore, Measures for Medical Consumables for Medical Institutions require that medical consumables usable by medical institutions shall fall in a limited range of varieties, to limited specifications and in a limited quantity, and the number of enterprises supplying the medical consumables with the same or similar functions should be controlled as well.

Regulations on medical personnel of medical institutions

Law on Medical Practitioners of the People's Republic of China

        The Law on Medical Practitioners of the People's Republic of China, which was promulgated by the Standing Committee of the National People's Congress on June 26, 1998, came into effect on May 1, 1999, and was amended on August 27, 2009, provides that medical practitioners in the PRC must obtain qualification licenses for their medical profession. Qualified medical practitioners and qualified assistant medical practitioners must register with the relevant public health administrative authorities at or above the county level. After registration, medical practitioners may work at medical institutions in their registered location in the types of jobs and within the scope of such medical treatment, disease-prevention or healthcare business as provided in their registration.

Administrative Measures for the Registration of Medical Practitioners

        Administrative Measures for the Registration of Medical Practitioners, which was promulgated by the National Health and Family Planning Commission on February 28, 2017 and came into effect on April 1, 2017, provides that the State has established an information system for medical practitioner administration to carry out e-registration and online administration. Upon gaining a qualification license to practice as a doctor, medical practitioners may conduct activities related to medical care, disease prevention or healthcare according to their registered area, category and scope of practice. Medical practitioners serving in several institutions within the same place of practice shall determine a specific institution as the main practicing institution, and apply for registration with the competent health and family planning administrative authority that approves the practice of the institution. For other institutions where the physician intends to practice, the physicians must apply with the administrative departments of health and family planning that approves the practice of such institutions, indicating the locations and names of such institutions.

Trial Regulations on the Position of Health Technical Personnel

        The Trial Regulations on the Position of Health Technical Personnel, which was promulgated by the Ministry of Health on February 22, 1981 and came into effect on the same date, classifies health technical positions into four types: medical, medicine, nursing and technician. The chief medical/medicine/nursing/technical physicians and associate-chief medical/medicine/nursing/technical physicians are classified as senior technical positions. The attending medical/medicine/nursing/technical physicians are classified as intermediate technical positions. The medical/medicine/nursing/technical physicians and the medical/medicine/nursing/technical staff are classified as primary technical positions. Health technical position qualifications at various levels are reviewed respectively, by the corresponding senior/intermediate/primary position review committee. Senior position review committee is generally created by departments in the State Council, provinces, autonomous regions or municipalities directly under the central government. The aforementioned authorities may authorize competent subordinate entities to constitute senior position review committees, and such subordinate entities should apply for approval regarding the establishment of senior position review committees from the nominating department. The competence to constitute intermediate/primary position review committees is determined by departments in the State Council, provinces, autonomous regions or municipalities directly under the central government.

Regulations on Nurses

        The Regulations on Nurses, which was promulgated by the State Council on January 31, 2008 and came into effect on May 12, 2008, provides that a nurse shall apply to the health administrative department of the proposed place of practice at the provincial, regional or municipal level for practicing nurse registration, and obtain a Nurse's Practicing Certificate. The practicing nurse registration is valid for five years. The number of nurses at a medical institution may not be less than the standard number set by the public health administrative authority of the State Council.

Administrative Measures for Aesthetic Medical Services

        The Administrative Measures for Aesthetic Medical Services, which was promulgated by the Ministry of Health on January 22, 2002, came into effect on May 1, 2002, and was amended on February 13, 2009 and January 19, 2016, requires medical practitioners of aesthetic medical services to obtain the qualification license of aesthetic medical chief doctor or provide aesthetic medical clinical services under supervision of licensed chief doctors. An aesthetic medical chief doctor is required to have, among others, (a) a doctor's qualification and registration with relevant authority, (b) working experience with relevant clinical specialties, and (c) aesthetic medical training or an advanced education certificate or no less than one year of clinical working experience in the aesthetic medical services. Personnel providing aesthetic medical nursing services must also meet relevant requirements including but not limited to (a) nurse qualifications and registrations with relevant authorities, (b) no less than two years of nursing working experience, and (c) aesthetic medical nursing training or advanced education certificates or not less than six months of clinical nursing working experience in the aesthetic medical services. The chief doctor responsible for aesthetic surgeries must also have at least six years of clinical working experience in the aesthetic surgery departments or plastic surgery departments. The chief doctor responsible for aesthetic dentistry treatment must also have at least five years of clinical working experience in aesthetic dentistry departments or stomatology departments. The chief doctor responsible for aesthetic traditional Chinese medicine treatment or aesthetic dermatological treatment must also have at least three years of clinical working experience in traditional Chinese medicine or dermatology.

Regulations on Physicians' Multi-sited Practice

        Several Opinions on Accelerating the Development of Medical Institutions with Social Capital, which was promulgated on December 30, 2013 by the National Health and Family Planning Commission and the State Administration of Traditional Chinese Medicine, specifically states that multi-sited practice of physicians is permitted. Medical personnel can orderly move among medical institutions owned by different entities.

        The Notice on Issuing Opinions on Promoting and Regulating Physicians' Multi-sited Practice, which was jointly promulgated by the National Health and Family Planning Commission, National Development and Reform Commission, and the Ministry of Human Resources and Social Security on November 5, 2014 and came into effect on the same date, requires that physicians with multi-sited practice to meet the following criteria: (1) be qualified for intermediate or higher professional and technical positions, and have been engaged in the same profession for no less than five years, (2) be healthy and be competent for multi-sited practice, and (3) have no unqualified record in the periodic assessments of physicians in the last two consecutive cycles. It also states that registration management applies to multi-sited practices.

Interim Administrative Measures for Temporary Medical Practicing in China by Foreign Doctors

        The Interim Administrative Measures for Temporary Medical Practicing in China by Foreign Doctors, which was promulgated by the Department of Health on October 7, 1992, came into effect on January 1, 1993, and was amended on November 28, 2003 and January 19, 2016, provides that temporary medical practice in China by foreign doctors refers to clinical diagnosis and treatment business activities that are carried out for a period of less than one year by foreign doctors licensed in other countries who are invited to come to or employed in China. Foreign doctors wishing to engage in temporary medical practice in China must be registered and issued a License of Short-term Medical Practicing by Foreign Doctors. The effective period for a short-term practicing foreign doctor permit in

China does may exceed one year, but foreign doctors may re-apply for such registration upon the expiration of their previous registration.

Management Measures of Qualification and Practice of Aesthetic Medical Attending Doctors (for Trial Implementation)

        The Management Measures of Qualification and Practice of Aesthetic Medical Attending Doctors (for Trial Implementation), which was promulgated by the Health and Family Planning Commission of Guangdong Province on March 17, 2014 and became effective on May 1, 2014, provides that practicing doctors conducting aesthetic medical activities in Guangdong Province should obtain the Qualification Certificate of Aesthetic Medical Attending Physicians in Guangdong Province before conducting aesthetic medical diagnosis and treatment activities. After obtaining the Qualification Certificate of Aesthetic Medical Attending Physicians in Guangdong Province, they may only conduct aesthetic medical diagnosis and treatment activities in accordance with the approved category of aesthetic medical doctors, the registered practice place and the practice scope. Doctors without the Qualification Certificate of Aesthetic Medical Attending Physicians in Guangdong Province shall engage in aesthetic medical activities under the guidance of attending doctors holding such qualification certificate, and shall not independently conduct aesthetic medical activities. Attending doctors conducting aesthetic medical activities that are beyond the registered doctor's category or are out of the registered practice place will be prohibited from conducting aesthetic medical activities for 6 months and will be required to attend trainings on laws and regulations.

Regulations on anti-corruption and anti-commercial bribery

        The PRC governmental departments have formulated relevant laws and regulations for standardizing the anti-corruption and anti-commercial bribery in the medical treatment and healthcare industry.

Code of Conduct for the Practitioners of Medical Institutions

        The Code of Conduct for the Practitioners of Medical Institutions, or the Code, was jointly promulgated by the Ministry of Health, the State Food and Drug Administration, the State Administration of Traditional Chinese Medicine and came into effect on June 26, 2012, providing the basic rules of conduct for practitioners at medical institutions, managerial persons, doctors, nurses, pharmaceutical technicians, medical technicians and other relevant persons. The Code applies to practitioners of all levels and classes at medical institutions. Pursuant to the Code, practitioners in medical institutions must perform their duties honestly, be self-disciplined, and abide by medical ethics. Accordingly, such practitioners may not ask for or illegally receive any property from patients, receive improper benefits by leveraging their positions, receive such rebates or commissions, in various form or titles, offered by personnel in creating or operating an enterprise related to medical equipment and machinery, pharmaceuticals, and chemical agents, participate in operational entertainment arranged, organized or paid by such personnel, gain access to or acquire the basic medical protection fund by cheating or facilitate such improper acquisition by others, violate the laws by participating in advertisement for medical treatments and marketing and promotion of pharmaceuticals or machinery for medical treatment, or re-sell a registration number for treatment at a profit.

Nine Prohibitions for Strengthening Ethical Conduct in the Healthcare Industry

        In accordance with the Notice on Printing and Distributing of the "Nine Prohibitions" for Strengthening Ethical Conduct in the Healthcare Industry, which was promulgated and implemented by the National Health and Family Planning Commission and the State Administration of Traditional Chinese Medicine and effective on December 26, 2013, medical institutions are required to implement the policy of the "Nine Prohibitions", including that it is prohibited to (1) link the personal income of medical health personnel with the cost of medical examination, (2) issue a bill by deducting a commission, (3) receive fees by violating laws, (4) receive donations and subsidies from the society by violating laws, (5) participate in marketing activities and illegal release of advertisements for medical treatments, (6) conduct medicines and medical consumables statistics for commercial purposes, (7) privately purchase and use pharmaceutical products in violation of laws, (8) receive rebates, or (9) receive "red packets" from patients. If a medical and health institution is in violation of the "Nine Prohibitions", the health and family planning administrative departments will handle the case by issuing criticisms, requesting rectification within a time period, lowering the level of or degrading such institutions, taking into account the seriousness of the case. Should administrative punishment be imposed, warnings and orders to suspend the business may be granted to such institutions and the business licenses of such institutions may be revoked. If medical personnel are in violation of the "Nine Prohibitions", the medical institutions where such personnel work will provide such personnel with criticism and education, have such personnel's good results of medical performance evaluation for the current year cancelled, have such personnel's salary reduced, have such personnel's employment deferred, have such personnel's dismissed with a waiting period before they can be hired again, or have such personnel dismissed; in serious cases, relevant health and family planning administrative authorities may suspend such personnel's practicing or revoke such personnel's practicing certificates in accordance with the law; in the event of a suspected criminal case, such case will be referred to judicial bodies for judicial procedures.

Regulations on Governance of Commercial Bribery in the Purchase and Sales of Medicine

        In accordance with the Implementation Opinions on Launching Special Governance on Commercial Bribery in Medicine Purchase and Sale, promulgated and implemented by the Ministry of Health and the State Administration of Traditional Chinese Medicine and effective April 21, 2006 and the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Purchase and Sale of Medicine, which was promulgated by the National Health and Family Planning Commission on December 25, 2013 and implemented on March 1, 2014, the focus of the specialized governance framework regarding commercial bribery to procure medicine are on: (i) the act of the leaders and the relevant personnel of medical institutions of receiving property or rebate granted by the manufacturing and business enterprises and their marketing and sales personnel during the procurement of medicines, medical equipment and medical consumables, (ii) the act of the medical professionals of medical institutions of receiving property or commission granted by the manufacturing and business enterprises and their marketing and sales personnel during the clinical, diagnosis and treatment, and (iii) the act of medical institutions of receiving property granted by the manufacturing and business enterprises and their marketing and sales personnel. Personnel in violation of the relevant provisions will be punished by confiscation of the illegal goods and revocation of their business licenses. If the act constitutes a crime, criminal liability on the relevant parties will also be pursued according to laws.

Regulations on medical malpractice

General Principles and General Provisions of the Civil Law of the People's Republic of China

        The General Principles of the Civil Law of the People's Republic of China, which was promulgated by the National People's Congress on April 12, 1986, came into effect on January 1, 1987 and was amended on August 27, 2009, and the General Provisions of the Civil Law of the People's Republic of China, which was promulgated by the National People's Congress on March 15, 2017 and came into effect on October 1, 2017, provide that contracting parties must perform their obligations in full as agreed. The Opinions on Implementing the General Principles of the Civil Law of PRC (for Trial Implementation), which was promulgated by the Supreme People's Court on April 2, 1988, came into effect on the same day and amended on December 18, 2008, provides a one-year statute of limitations for a claim for compensation for bodily injury. Where the bodily injury is obvious, the statute of limitations begins on the date the injury occurred. Where the bodily injury is not discovered at the time of the injury but diagnosed later, the statute of limitations begins on the date of the diagnosis.

Contract Law of the People's Republic of China

        The Contract Law of the People's Republic of China, which was promulgated by the National People's Congress on March 15, 1999 and came into effect on October 1, 1999, provides that the contracting parties must abide by the principles of honesty and good faith in exercising their rights and performing their obligations. A lawfully established contract is legally binding on the contracting parties, each of whom must perform its own obligations in accordance with terms of the contract, and no party may unilaterally modify or terminate the contract.

Tort Liability Law of the People's Republic of China

        The Tort Liability Law of the People's Republic of China, which was promulgated by the Standing Committee of the National People's Congress on December 26, 2009 and came into effect on July 1, 2010, provides that, if a medical institution or the medical personnel of a medical institution are at fault for damage inflicted on a patient during the course of diagnosis and treatment, the medical institution will be liable for compensation. The medical institution is responsible for the damage caused to the patient due to the failure of the medical personnel to fulfill their statutory obligations in the course of diagnosis and treatment. Medical institutions and their medical personnel must protect the privacy of their patients and will be liable for damage caused by divulging the patients' private or medical records without consent.

Interpretations of the Supreme People's Court on Several Issues concerning the Application of Law in Hearing Cases Involving Disputes over the Liability for Medical Damage

        According to the Interpretations of the Supreme People's Court on Several Issues concerning the Application of Law in Hearing Cases Involving Disputes over the Liability for Medical Damage, which was promulgated by the Supreme People's Court on December 13, 2017 and became effective on December 14, 2017, after a patient has filed a lawsuit against some of the medical institutions where he or she was treated, such medical institutions are allowed to file an application to bring in other medical institutions where the patient has received treatment as joint defendants or third parties. The people's court may also bring related parties into the lawsuit according to the law when the court deems it necessary.

Regulations on Handling Medical Malpractice

        The Regulations on Handling Medical Malpractice, which was promulgated by the State Council on April 4, 2002 and came into effect on September 1, 2002, provides a legal framework and detailed provisions regarding the prevention, identification, disposition, compensation and penalties of or relating to cases involving personal injury to patients caused by medical institutions or medical personnel due to malpractice. Medical accidents shall, according to the seriousness of personal injuries to patients, be classified into four grades. The criteria for specific grades shall be formulated by the health administration department of the State Council.

Trial Administrative Measures of the Health Department of Guangdong Province on Point Deductions for Medical Institution Malpractice

        The Trial Administrative Measures of the Health Department of Guangdong Province on Point Deductions for Medical Institution Malpractice, or the Guangdong Measures, which was promulgated and came into effect on January 4, 2011 by the Health Department of Guangdong Province, specifies certain circumstances under which a medical institution's malpractice points will be deducted and the number of malpractice points to be deducted under each circumstance. A medical institution's malpractice points may be subject to deductions each year, and when the annual renewal of the Medical Institution Practicing License is completed, the deducted malpractice points are reset to zero. From the date of renewal, if there are more than 24 points deducted within a year, the health administrative department will report the point deductions to its supervising department. Medical institutions at all levels must comply with the Guangdong Measures, provided that such medical institutions have legitimately obtained a Medical Institutions Practicing License within the administrative area of Guangdong Province.

Regulations on Point Accumulation and Deduction for Medical Institution Malpractice in Shanghai

        On January 30, 2007, the Health Department of Shanghai promulgated the Notice on Improving the Management of Point Accumulation for Medical Institution Malpractice in Shanghai, which came into effect on the same date, establishing the archive management system and laying out detailed procedures for archive management. The Administrative Measures of Shanghai on Point Deduction for Medical Institutions Malpractice, or the Shanghai Measures which was promulgated on October 15, 2018 and came into effect on January 1, 2019 by the Health Department of Shanghai, specifies certain circumstances under which a medical institution's malpractice points will be deducted and the number of points to be deducted under each circumstance. A medical institution's malpractice points may be subject to deduction each examination and verification period following the issuance date of the Medical Institution Practicing License or the qualification date of the previous examination and verification period. Upon expiration of each deduction period, the deducted malpractice points are reset to zero. Where a medical institution has a one-year examination and verification period and its malpractice points are deducted by more than 12 during such period, or where a medical institution has a three-year examination and verification period and its malpractice points are deducted by more than 36 during such period (1) if it is within 3 months before the expiration of the current examination and verification period, the registration authority should order such medical institution to apply for examination and verification immediately and should extend the examination and verification period of such medical institution by one to six months. The medical institution must then apply for re-examination and verification upon the expiration of the extended examination and verification period, whereas, in the event that the malpractice points are deducted by more than 6 during the extended examination and verification period, the medical institution will fail the re-examination and verification and its Medical Institution Practicing License will be revoked by the registration authority; (2) the legal representative and principal responsible person of such medical institution shall take the examination regarding relevant laws and regulations of health care organized by the health administrative department. If such persons do not take the examination or fail the examination, such medical institution will be deemed unqualified for re-examination and re-verification, and its Medical Institution Practicing License will be revoked by the registration authority. Medical institutions at all levels in Shanghai must comply with the Shanghai Measures, provided that such medical institutions have legitimately obtained a Medical Institutions Practicing License within the administrative area of Shanghai.

Regulations on Point Accumulation for Medical Institution Malpractice in Beijing

        The Health Department of Beijing promulgated the Trial Administrative Measures of Beijing on Point Accumulation for Medical Institution Malpractice on February 22, 2008, or the Beijing Measures, which came into effect on March 20, 2008, specifying certain circumstances under which a medical institution's malpractice points will be deducted and the number of points to be deducted under each circumstance. Medical institutions at all levels in Beijing must comply with the Beijing Measures, provided that such medical institutions have filed for practice registration with the health administrative department and legitimately obtained a Medical Institutions Practicing License within the administrative area of Beijing. On January 16, 2017, the Beijing Health and Family Planning Commission and Beijing

Administration of Traditional Chinese Medicine jointly promulgated the Notice on Further Improving the Management of Point Accumulation for Medical Institution Malpractice, which came into effect on the same date, stating that the verification and examination of medical institutions may be postponed if a certain number of malpractice points of such medical institutions are deducted.

Administrative Measures of Hainan Province on Point Deduction for Medical Institution Malpractice

        The Administrative Measures of Hainan Province on Point Deduction for Medical Institution Malpractice, which was promulgated on March 14, 2019 and came into effect on April 1, 2019 by the Health Commission of Hainan Province, specifies certain circumstances under which a medical institution's malpractice points will be deducted and the number of points to be deducted under each circumstance. The malpractice points of a medical institution may be deducted in each year following the issuance date of such medical institution's Medical Institution Practicing License. The registration authority may extend the examination and verification period of medical institutions by six months under the following circumstances: (1) for a medical institution that has a one-year examination and verification period, its malpractice points are deducted by more than 12 points during such period, or (2) for a medical institution that has a three-year examination and verification period, its malpractice points are deducted by more than 36 points during such period. If the malpractice points of the aforementioned medical institutions are deducted by more than 6 points during the extended examination and verification period, the registration authority may deem it as a failed examination and verification situation and revoke the Medical Institution Practicing License. All medical institutions holding a Medical Institution Practicing License issued in Hainan Province must comply with these measures.

Administrative Measures of Ningxia Hui Autonomous Region on Point Accumulation for Medical Personnel Malpractice (for Trial Implementation)

        Administrative Measures of Ningxia Hui Autonomous Region on Point Accumulation for Medical Institution Malpractice (for Trial Implementation), which was promulgated on November 11, 2016 and came into effect on December 1, 2016 by the Health and Family Planning Commission of Ningxia Hui Autonomous Region, specifies certain circumstances under which a medical institution's malpractice points will be deducted and the number of points to be deducted under each circumstance. The aforesaid measures are applicable to all kinds of public and private medical institutions of or above secondary-level, which have been approved and registered by the administrative department of health and family planning and have legitimately obtained a Medical Institutions Practicing License within the administrative area of Ningxia Hui Autonomous Region. The counterpart measures applicable to lower-level medical institutions will be constituted by the health and family planning department in each municipal city, county (district) with reference to these measures.

Administrative Measures of Shandong Province on Point Deduction for Medical Institution Malpractice

        Administrative Measures of Shandong Province on Point Deduction for Medical Institution Malpractice, which was promulgated on March 14, 2018 and came into effect on May 1, 2018 by the Health and Family Planning Commission of Shandong Province, specifies certain circumstances under which a medical institution's malpractice points will be deducted and the number of points that will be deducted under each circumstance. The malpractice points of a medical institution may be deducted in each year following the issuance date of its Medical Institution Practicing License. Upon expiration of the one-year deduction period, the malpractice points are reset to zero. For a medical institution with a one-year examination and verification period, if its malpractice points are deducted by more than 18 points during such period, the registration authority may extend the examination and verification period of such medical institution by six months. The extended six-month examination and verification period will also be made to a medical institution with a three-year examination and verification period if its malpractice points are deducted by more than 80 during the three-year period. The aforesaid measures are applicable to all kinds of public and private medical institutions at all levels that have obtained the Medical Institution Practicing License according to laws within the administrative areas of Shandong Province.

Interim Administrative Measures of Zhejiang Province on Point Deduction for Medical Institution Malpractice

        According to the Interim Administrative Measures of Zhejiang Province on Point Deduction for Medical Institution Malpractice, which was promulgated by the Department of Health of Zhejiang Province on June 9, 2010, malpractice points may be deducted from a medical institution in each year following the issuance date of its Medical Institution Practicing License. Upon expiration of the deduction period, the malpractice points are reset to zero. Where a medical institution has a one-year examination and verification period and its malpractice points are deducted by 12 or more during such period, or where a medical institution has a three-year examination and verification period and its malpractice a points are deducted by either 12 or more points within a year or by 36 or more in aggregate during such period, the registration authority should extend its examination and verification period by one to six months. If the malpractice points are deducted by 10 or more within a year, the local department of health will report the point deductions to its supervising department. If the malpractice points are deducted by 12 or more within a year, the local department of health will issue a notice of criticism and order the medical institution to rectify its malpractice.

Administrative Measures of Jiangxi Province on Point Deduction for Medical Institution Malpractice (for Trial Implementation)

        According to Administrative Measures of Jiangxi Province on Point Deduction for Medical Institution Malpractice (for Trial Implementation), which was promulgated by the Department of Health of Jiangxi Province on September 27, 2011, the malpractice points of a medical institution may be deducted in each year following the issuance date of its Medical Institution Practicing License. Upon expiration of the twelve-month deduction period, the malpractice points are reset to zero. Where a medical institution has a one-year examination and verification period and its malpractice points are deducted by more than 18 points, the registration authority should extend its examination and verification period by one to six months, whereas if the malpractice points are deducted by more than 24 points, the medical institution will fail the examination and its Medical Institution Practicing License will be revoked. Where a medical institution has a three-year examination and verification period and its malpractice points are deducted by either more than 18 points within a year or by more than 50 in aggregate during such period, the registration authority will extend its examination and verification period by one to six months, whereas if its malpractice points are deducted by either more than 24 in a year or by more than 60 in aggregate during such period, it will fail the examination and its Medical Institution Practicing License will be revoked.

Interim Administrative Measures of Hunan Province on Point Deduction for Medical Institution Malpractice

        According to the Interim Administrative Measures of Hunan Province on Point Deduction for Medical Institution Malpractice, which was promulgated by the Department of Health of Hunan Province on November 11, 2011, the malpractice points of a medical institution may be deducted in each year following the issuance date of the Medical Institution Practicing License. Upon expiration of the twelve-month deduction period, the malpractice points are reset to zero. If the malpractice points are deducted by more than 12 within one year, the registration authority will extend its examination and verification period by one to six months. If the malpractice points are deducted by six or more during the extended examination and verification period, the medical institution will fail the examination.

Regulations on Preventing and Handling Medical Disputes

        The Regulations on Preventing and Handling Medical Disputes, which was promulgated by the State Council on July 31, 2018 and come into effect on October 1, 2018, and the Measures for Complaint Management of Medical Institutions, which was promulgated by the National Health Committee on March 6, 2019 and came into effect on April 14, 2019, require medical institutions to establish a sound system for receipt of complaints, set up a unified complaint management department or be equipped with full-time (or part-time) staff, and post medical dispute resolution measures, procedures and contacts in a conspicuous place in the medical institution to make it convenient for patients to submit complaints or feedback. For medical institutions that have not established a system to receive complaints, or such system fails to comply with the relevant requirements, it may receive rectification order, warning from and be imposed fine by the competent health administrative department, while related staff and medical personnel directly responsible may be punished under serious circumstances. If any crime is constituted, the violator shall be subject to criminal liability in accordance with the law.

Regulations on medical advertising in the PRC

Advertisement Law of the People's Republic of China

        The Advertisement Law of the People's Republic of China, or the Advertisement Law, which was promulgated by the Standing Committee of National People's Congress on October 27, 1994, came into effect on February 1, 1995, and was amended on April 24, 2015 and October 26, 2018, provides that advertisements may not contain false or misleading content or deceive or mislead consumers. Advertisements related to pharmaceuticals and medical devices must be reviewed by relevant authorities in accordance with relevant rules before being distributed or broadcasted through movies, television, newspapers, journals or other means. The Advertisement Law further requires that any advertisement for medical treatment, pharmaceuticals or medical devices to not contain: (i) any assertion or guarantee regarding efficacy or safety, (ii) any statement on cure rate or effective rate, (iii) any comparison with the efficacy and safety of other pharmaceuticals or medical devices or with other medical institutions, (iv) any use of endorsements or testimonials, or (v) other items as prohibited by laws and administrative regulations.

Interim Measures for the Administration of Internet Advertisement

        The Interim Measures for the Administration of Internet Advertisement, which was promulgated by the State Administration of Industry and Commerce (currently known as the State Administration of Market Regulation) on July 4, 2016 and came into effect on September 1, 2016, provides that internet advertisement must be identifiable and clearly identified as an "advertisement" so that consumers will recognize that it is an advertisement. Paid search advertisements must be clearly distinguished from natural search results. No entity and individual may publish any advertisement of prescription pharmaceuticals or tobacco by means of the internet. No advertisement of any medical treatment, pharmaceuticals, foods for special medical purpose, medical devices, pesticides, veterinary medicines, dietary supplements or other special commodities or services which are subject to review by advertisement review authorities as required by laws and regulations must be released unless it has passed such review.

Administrative Measures on Medical Advertisement

        The Administrative Measures on Medical Advertisement, which was jointly promulgated by the State Administration of Industry and Commerce and the Ministry of Health on September 27, 1993, and was amended on November 10, 2006 and came into effect on January 1, 2007, requires medical advertisements to be reviewed by relevant health authorities and a Medical Advertisement Examination

Certificate to be obtained before such advertisement may be released by a medical institution. Medical Advertisement Review Certificate has an effective term of one year and may be renewed upon application.

Regulations on environmental protection related to medical institutions

Regulations on the Management of Medical Waste and the Management Measures for Medical Waste of Medical Institutions

        The Regulations on the Management of Medical Waste, which was promulgated by the State Council on June 16, 2003, came into effect on the same date and was revised on January 8, 2011, and the Management Measures for Medical Waste of Medical Institutions, which was promulgated by the Ministry of Health on October 15, 2003 and came into effect on the same date, require medical institutions to timely deliver medical waste to a specially designated location for centralized disposal of medical waste and categorize the medical waste in accordance with the Classified Catalog of Medical Waste. High-risk waste such as the culture medium or specimens of pathogens and the preserving liquid of bacteria strains or virus strains must be sterilized on the spot before disposal. Sewage generated by any medical institution and excretion of its patients or patients suspected of infectious diseases must be sterilized in accordance with the relevant laws, rules and regulations, and must not be discharged into sewage treatment system until the relevant standards are met.

Regulations on Urban Drainage and Sewage Treatment

        The Regulations on Urban Drainage and Sewage Treatment, which was promulgated by the State Council on October 2, 2013 and came into effect on January 1, 2014, requires urban entities and individuals to dispose sewage through urban drainage facilities covering their geographical area in accordance with relevant rules. Companies or other entities engaging in medical activities must apply for a Sewage Disposal Drainage License before disposing sewage into urban drainage facilities. Sewage-disposing entities and individuals are required to pay a sewage treatment fee in accordance with relevant rules.

Measures for the Administration of Permits for the Discharge of Urban Sewage into Drainage Network

        The Measures for the Administration of Permits for the Discharge of Urban Sewage into Drainage Network, which was promulgated by the Ministry of Housing and Urban-Rural Development on January 22, 2015 and came into effect on March 1, 2015, provides that enterprises engaging in industry, construction, catering and discharging sewage into the urban drainage network must apply for and obtain a License for Drainage.

Catalog of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources (2017 Edition)

        The Catalog of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources (2017 Edition), which was promulgated by the Ministry of Environmental Protection on July 28, 2017 and came into effect on the same date, provides that existing enterprises, public institutions and other production operators must apply for a pollutant discharge permit in accordance with the catalog within a certain time limit. In accordance with the catalog, medical institutions which meet the standards set therein must apply for a pollutant discharge permit before 2020.

Regulations on consumer protection and right of personality

        The principal legal provisions for the protection of consumer interests are set out in the Consumer Protection Law, which was promulgated by the Standing Committee of the National People's Congress on October 31, 1993, became effective as of January 1, 1994 and was amended on October 25, 2013.

According to the Consumer Protection Law, the rights and interests of the consumers who buy or use commodities or receive services for the purposes of daily consumption are protected and all manufacturers and sellers involved must ensure that the products and services will not cause damage to the consumers' personal safety and properties. Violations of the Consumer Protection Law may result in the imposition of fines. In addition, the violating business operator may be ordered to suspend operations and its business license may be revoked. Criminal liability may be imposed in serious cases.

        In accordance with the Tort Liability Law, the legitimate rights and interests of civil parties include reputational rights and the right to one's image, and parties that infringe on the civil rights and interests of others will be held liable for tortious acts.

Regulations on fire prevention

Fire Prevention Law

        According to The Fire Prevention Law of the PRC, or the Fire Prevention Law, which was promulgated by the Standing Committee of the National People's Congress on April 29, 1998, came into effect on May 1, 2009 and was amended on October 28, 2008 and April 23, 2019, the Ministry of Public Security and its local counterparts at or above county level must monitor and administer fire prevention affairs. The Fire Prevention Law also provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards, and the construction entity must submit its fire prevention design documents to the fire prevention department of the public security authority for approval or filing purposes.

        Upon the completion of a construction project to which a fire prevention design has been applied, according to the requirements of the Fire Prevention Law, such project must go through an acceptance check on fire prevention by, or filed with, the relevant fire prevention departments of public security authorities. For each public assembly venue, the construction entity or entity using such venue must, prior to use and operation of any business thereof, apply for a safety inspection on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place cannot be put into use and operation if it fails to pass the safety inspection on fire prevention or fails to conform to the safety requirement for fire prevention after such inspection.

Regulations related to foreign investment in the PRC

Company Law of the People's Republic of China

        The Company Law of the People's Republic of China, which was promulgated by the Standing Committee of National People's Congress on December 29, 1993, came into effect on July 1, 1994, and was amended in 1999, 2004, 2005, 2013 and 2018, provides that companies established in the PRC may either be limited liability companies or companies limited by shares. Each company has the status of a legal person and owns its own assets. Assets of a company may be used in full for the company's liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

Wholly Foreign-Owned Enterprise Law of the PRC and its implementation measures

        The Wholly Foreign-Owned Enterprise Law of the PRC, which was promulgated by the National People's Congress on April 12, 1986 and was amended by the Standing Committee of the NPC and amended on October 31, 2000, came into effect on the same day and was amended on September 3, 2016, and the Implementation Measures for the Wholly Foreign-Owned Enterprise Law, which was promulgated on April 21, 2001 and was amended on February 19, 2014, provide that foreign enterprises and other economic organizations or individuals may establish wholly foreign-owned enterprises, or

WFOE(s), in the PRC. The application for the establishment of a WFOE is subject to examination and approval by the competent commercial departments before an Approval Certificate is issued. The Decision on Revising Four Laws including the Wholly Foreign-Owned Enterprise Law of the PRC, which was promulgated by the Standing Committee of the State Council on September 3, 2016 and came into effect on October 1, 2016, changes the above requirement of examination and approval to filing for the wholly foreign-owned enterprises which do not involve any special administrative measure for admittance prescribed by the state.

Interim Provisions on Investment Made by Foreign-Invested Enterprises in the PRC

        The Interim Provisions on Investment Made by Foreign-Invested Enterprises in the PRC, which was jointly promulgated by the Ministry of Commerce and the State Administration of Industry and Commerce on July 25, 2000, and was amended and came into effect on October 28, 2015, provides that the provisions of the Interim Provisions Guiding Foreign Investment Direction and the Industry Catalog for Guiding Foreign Investment will govern foreign-invested enterprises' investment in the PRC. Foreign-invested enterprises are not permitted to invest in any sector prohibited to receive foreign investment. Where a foreign-invested enterprise makes an investment in a restricted sector, the foreign-invested enterprise must file an application with the provincial commercial department of the place where the investee company is located. The relevant company registration authority will decide, in accordance with the relevant provisions of the Company Law and the Regulations on the Administration of Company Registration of the PRC, whether to approve the registration or not. If the registration is approved, a Business License of an Enterprise Legal Person will be issued with the designation "Invested by a Foreign-Invested Enterprise" added. The foreign-invested enterprise is required to report the establishment of the invested company within 30 days of the date of its establishment to the original examination and approval authority for record-filing.

Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors

        The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which was jointly promulgated by the Ministry of Finance, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration of Industry and Commerce, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange on August 8, 2006, came into effect on September 8, 2006 and was amended on June 22, 2009, requires foreign investors acquiring domestic companies by means of asset acquisition or equity acquisition to comply with relevant foreign investment industry policies and be subject to approval by relevant commerce authorities.

Catalog of Industries for Encouraged Foreign Investment and 2019 Negative List

        The current regulation regime of foreign investment in the PRC, setting aside special arrangements adopted in pilot free trade zones, preliminarily consists of three principal legal documents, i.e. the Catalog of Industries for Encouraged Foreign Investment (2019 Edition), or the 2019 Encouraged Catalog, which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on June 30, 2019 and became effective on July 30, 2019, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Edition), which was promulgated jointly by the Ministry of Commerce and the National Development and Reform Commission, on June 30, 2019 and became effective on July 30, 2019, or the 2019 Negative List, and the Provisions Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002. These three legal documents collectively classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects. If the industry in which the investment is to occur falls into the encouraged category, foreign investment, in certain cases, may receive preferential policies or benefits. If it falls into the restricted category, foreign investment may be conducted in accordance with applicable legal and regulatory restrictions. If falls into the prohibited category, foreign investment of any kind will not be allowed.(1)

        The 2019 Encouraged Catalog and 2019 Negative List govern investment activities in the PRC by foreign investors and classify industries into three categories with regard to foreign investment: "encouraged", "restricted" and "prohibited". Industries not listed in the Catalog are generally deemed as falling into a fourth category, "permitted", unless specifically restricted by other PRC laws. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in other cases PRC partners are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. According to the current the 2019 Encouraged Catalog and 2019 Negative List investment into medical institutions falls within the restricted category. Foreign investment in healthcare institutions is restricted to the form of Sino-foreign cooperation or joint venture.

Foreign Investment Law

        On March 15, 2019, the National People's Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

        The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of contractual arrangement structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

        Foreign investors' investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign-invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given.

Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions

        The Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, which was promulgated by the Ministry of Health and the Ministry of Foreign Trade and Economic Cooperation on May 15, 2000 and came into effect on July 1, 2000, allows foreign investors to partner with Chinese medical entities to establish a medical institution in the PRC by means of an equity joint venture or a cooperative joint venture. Establishment of equity joint venture or cooperative joint venture must meet certain requirements, including that total investment may not be less than RMB20 million, and that the equity percentage of the Chinese partner in the joint venture may not be less than 30%. Establishment of an equity joint venture or cooperative joint venture will be subject to approval by relevant authorities.

Notice on Further Encouraging and Guiding Private Capital to Invest in Medical Institutions

        Pursuant to the Notice on Further Encouraging and Guiding Private Capital to Invest in Medical Institutions, which was promulgated on November 26, 2010, foreign investors are permitted to establish for-profit or not-for-profit medical institutions in the PRC as foreign-invested projects. Overseas medical institutions, enterprises and other economic organizations are permitted to establish medical facilities together with domestic medical institutions, enterprises or other economic organizations in the form of equity or cooperative joint ventures, and the restrictions on equity proportion for foreign capital will be gradually removed. A pilot program will be introduced and gradually expanded to permit eligible foreign investors to establish wholly foreign- owned medical institutions.

Additional Provisions to the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions

        The Additional Provisions to the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, which was jointly promulgated by the Ministry of Commerce and the Ministry of Health on December 30, 2007 and came into effect on January, 2008, provides that the total investment by Hong Kong or Macau service providers in establishing equity or cooperative medical institutions in the PRC may not be less than RMB10 million. Hong Kong and Macau service providers must also comply with the Closer Economic Partnership Arrangement between Mainland China and Hong Kong and Arrangement regarding Establishing Closer Economic Partnership between Mainland China and Macau, respectively. The Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions may be applied to equity or cooperative medical institutions in which by Hong Kong or Macau service providers have invested to the extent not provided under the Additional Provisions to the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions.

Additional Provisions (Second) to the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions

        The Additional Provisions (Second) to the Interim Administrative Measures on Sino-Foreign Equity Medical Institutions and Sino-Foreign Cooperative Medical Institutions, which was jointly promulgated by the Ministry of Commerce and the Ministry of Health on December 7, 2008 and came into effect on January 1, 2009, allows Hong Kong and Macau service providers to establish wholly-owned clinics within the Guangdong Province without any limitation on total investment. Hong Kong and Macau service providers may also partner with Chinese medical entities to establish a clinic in the Guangdong Province by means of equity joint ventures or cooperative joint ventures without any limitation on the total investment or equity percentage.

Regulations related to labor protection in the PRC

Labor Law of the PRC

        The Labor Law of the PRC, which was promulgated by the Standing Committee of the National People's Congress on July 5, 1994, which came into effect on January 1, 1995 and was amended on August 27, 2009 and December 29, 2018, provides that an employer must develop and improve its rules and regulations to protect the rights of its workers, such as by developing and improving its labor safety and health system, stringently implementing national protocols and standards on labor safety and health, conducting labor safety and health education for workers, guarding against labor accidents and reducing occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection equipment that comply with labor safety and health conditions required under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Workers engaged in special operations must first receive specialized training and obtain the pertinent qualifications. Employers must also develop a vocational training system. Vocational training funds must be set aside and used in accordance with national regulations, and vocational training for workers must be carried out systematically based on the actual conditions of the company.

Labor Contract Law of the PRC and its implementation regulations

        The Labor Contract Law, which was promulgated by the Standing Committee of the National People's Congress on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012, and the Implementation Regulations on Labor Contract Law, which was promulgated by the State Council and effective on September 18, 2008, regulate the relation between employers and employees and contain specific provisions involving the terms of the labor contract. Labor contracts must be made in writing and may, after reaching an agreement upon due negotiations, be for a fixed-term, an un-fixed term, or conclude upon the completion of certain work assignments. An employer may legally terminate a labor contract and dismiss its employees after reaching an agreement upon due negotiations with the employee or by fulfilling the statutory conditions.

Laws and Regulations on the Supervision over the Social Security and Housing Funds

        According to the Temporary Regulations on the Collection and Payment of Social Insurance Premium, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC must provide beneficial plans for their employees, that include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance. An enterprise must also provide social insurance by processing social insurance registration with local social insurance agencies, and must pay or withhold relevant social insurance premiums for or on behalf of the employees. The Law on Social Insurance, which was promulgated on October 28, 2010 and came into effect on July 1, 2011 and was amended on December 29, 2018, regulates basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. The Regulations on the Administration of Housing Provident Fund, which was promulgated and came into effect on April 3, 1999, and was amended on March 24, 2002 and March 24, 2019, provides that housing provident fund contributions paid by an individual employee and housing provident fund contributions paid by his or her employer all belong to the individual employee.

Program of Deepening the Reform of the Communist Party and Organs of State

        The Program of Deepening the Reform of the Communist Party and Organs of State, which was promulgated by the Central Committee of the Communist Party of the PRC on March 21, 2018, provides that in order to improve the efficiency of collection and management of social insurance funds, the basic pension insurance premium, the basic medical insurance premium, the unemployment insurance premium and other social insurance premiums should be levied by tax authorities.

Reform Program of the Collection and Management of State Taxes and Local Taxes

        The Reform Program of the Collection and Management of State Taxes and Local Taxes, which was promulgated by the General Office of the Central Committee of the Communist Party of the PRC and the General Office of the State Council on July 20, 2018, explicitly provides that from January 1, 2019, the basic pension insurance premium, the basic medical insurance premium, the unemployment insurance premium, the employment injury insurance premium, the maternity insurance premium and other social insurance premiums should be levied by tax authorities.

Notice on Opinions of Imposing Overdue Fine of Social Insurance Premiums for Enterprise Employees in Guangdong Province

        The Notice on Opinions of Imposing Overdue Fine of Social Insurance Premiums for Enterprise Employees in Guangdong Province, which was promulgated by the Local Taxation Bureau and the Department of Human Resources and Social Security of Guangdong Province on April 16, 2018, provides that if employers declare and pay the overdue social insurance premium that were due before July 1, 2011, the taxation bureau may collect the overdue amount first, and the collection of overdue fine generated after July 1, 2011 will be postponed. In addition, if employers declare and pay the overdue social insurance premium that were due after July 1, 2011, without postponing the collection of the overdue fine from the local taxation bureau at or above the county level, the overdue fine will be collected along with the outstanding amount that is in arrears.

Interim Measures for the Administration of Arrear Collection of Social Insurance Premiums

        The Interim Measures for the Administration of Arrear Collection of Social Insurance Premiums, which was promulgated by the Local Taxation Bureau of Guangdong Province on March 5, 2014 and became effective on May 1, 2014 and amended on June 15, 2018, provides that for overdue amounts due before July 1, 2011, if employers take the initiative to, or comply with the taxation bureau's orders to pay such overdue amounts, the overdue fine should not be collected. For overdue amounts that were due after July 1, 2011, employers should pay such overdue amounts along with the overdue fine with the rate of five over ten thousand (5/10000) per day.

Notice on Proper Handling the Payment of Basic Pension Premiums for Employees of Enterprises

        The Notice on Proper Handling of the Payment of Basic Pension Premiums for Employees of Enterprises, which was promulgated by the Department of Human Resources and Social Security and the Finance Department of Hunan Province and became effective December 26, 2017, provides that for arrears due before December 31, 2016, employers and employees should pay the overdue amount in accordance with the original payment threshold and payment proportion, along with the overdue fine. For overdue amounts that were due after January 1, 2017, employers and employees should pay the overdue amount in accordance with the payment threshold calculated according to the employees' historical salaries and the payment proportion of the time, along with the overdue fine.

Regulations related to taxation in the PRC

Enterprise Income Tax

        According to the Enterprise Income Tax Law, or the EIT Law, which was promulgated by the National People's Congress on March 16, 2007, came into effect on January 1, 2008, and was amended on February 24, 2017 and December 29, 2018 and the Implementation Regulations on the EIT Law, which was promulgated by the State Council on December 6, 2007 and came into effect on January 1, 2008 and amended on April 23, 2019, a uniform income tax rate of 25% will be applied to domestic enterprises, foreign-invested enterprises and foreign enterprises that have established production and operation facilities in the PRC. These enterprises are classified as either resident enterprises or non-resident enterprises. Resident enterprises refer to enterprises that are established in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises refer to enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but who (whether or not through the establishment of institutions in the PRC) derive income from the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is imposed on these institutions. However, if non-resident enterprises have not established institutions in the PRC, or if they have established institutions in the PRC but there is no actual relationship between the relevant income derived in the PRC and the institutions set up by them, the enterprise income tax is set at the rate of 10%.

International Tax Treaties and Withholding Tax

        According to the Treaty on the Avoidance of Double Taxation and Tax Evasion between Mainland and Hong Kong, or the Tax Treaty, if the non-PRC parent company of a PRC enterprise is a Hong Kong resident which beneficially owns a 25% or more interest in the PRC enterprise, the 10% withholding tax rate applicable under the EIT Law may be lowered to 5% for dividends and 7% for interest payments once approvals have been obtained from the relevant tax authorities. Factors impacting the determination of beneficial ownership is indicated in the Announcement of the State Administration of Taxation on Issues concerning "Beneficial Owners" in Tax Treaties, which was issued by the State Administration of Taxation on February 3, 2018 and came into effect on April 1, 2018, according to which negative impacts will be generally imposed to the recognition of a beneficial owner if the applicant is obliged to pay more than 50% of its income to third country (region) residents within 12 months of receiving the income, or the business activities undertaken by the applicant do not constitute substantive business activities. Pursuant to the Notice on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, which was promulgated by the State Administration of Taxation and came into effect on February 20, 2009, the non-resident taxpayer or the withholding agent is required to obtain and keep sufficient documentary evidence proving that the recipient of the dividends meets the relevant requirements for enjoying a lower withholding tax rate under a tax treaty.

Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers

        Pursuant to the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, which was promulgated by the State Administration of Tax on August 27, 2015, came into effect on November 11, 2015 and was amended on June 15, 2018, a non-resident taxpayer can enjoy preferential tax treatment without prior approval from tax authorities, being subject to subsequent administration by the tax authorities. Eligible non-resident taxpayer shall initiatively request such preferential tax treatment and provide relevant report forms and materials to the withholding agent.

Value-Added Tax

        The Temporary Regulations on Value-added Tax, which was promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994, and was amended in 2008, 2016, and 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was promulgated by the Ministry of Finance and became effective on December 25, 1993, and was amended on December 15, 2008 and October 28, 2011, require all taxpayers selling goods, providing processing, repairing or replacement services or importing goods in the PRC to pay value-added tax. Unless otherwise specified, the value-added tax, or VAT, rate is 17% for taxpayers selling or importing goods, selling labor service, or providing tangible movable property leasing service. The applicable rate for the export of goods by taxpayers is zero unless otherwise provided by the State Council. According to the Notice on Adjusting value-added tax Rates promulgated by the Ministry of Finance and the State Administration of Tax on 4 April 2018, the tax rate of 17% applicable to any taxpayer's VAT taxable sale activities shall be adjusted to 16%. According to the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform jointly promulgated by the MOF, the SAT and the General Administration of Customs of the PRC on March 20, 2019 and became effective on April 1, 2019, the VAT tax rates of 16% applicable to the VAT taxable sale or import of goods by taxpayer shall be adjusted to 13%.

        According to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, which was promulgated by the Ministry of Finance and the State Administration of Taxation on November 16, 2011, the government launched gradual taxation reforms starting from January 1, 2012, whereby it collected value-added tax in lieu of business tax on a trial basis in regions and industries showing strong economic performance, such as transportation and certain modern service industries. Furthermore, according to the Notice of the Ministry of Finance and the State Administration of Taxation on Overall Implementation of the Pilot Program of Replacing Business Tax with Value-added Tax promulgated on March 23, 2016, last revised on March 20, 2019 and became effective on April 1, 2019, all business tax payers in the living service industry must pay VAT in lieu of business tax beginning on May 1, 2016. A Pilot taxpayer may enjoy VAT tax preference in accordance with the relevant provisions in the remaining period of preferential tax policies, if a taxpayer has enjoyed business tax preferences according to the relevant policies before the implementation date of pilot collection of VAT in lieu of business tax.

Notice on Relevant Tax Policies on Medical and Health Institutions

        The Notice on Relevant Tax Policies on Medical and Health Institutions, which was promulgated by the Ministry of Finance and the State Administration of Tax on July 10, 2000, came into effect on the same date and amended on May 18, 2009, provides that incomes of for-profit medical institutions are taxable in accordance with relevant rules. Nevertheless, for-profit medical institution is granted a three-year tax exemption period commencing on the date of the issuance of the practice license if its revenue is directly used to improve medical and health conditions. During the no-tax period: (1) self-produced preparations for self-use by for-profit medical institutions are exempted from value-added tax, and (2) properties, land and vehicles for self-use by for-profit medical institutions are exempted from property tax, urban land use tax and vehicle and vessel usage tax. Pharmaceutical retail enterprise spun-off from pharmacy of for-profit medical institutions is subject to applicable taxations.

Regulations related to foreign exchange in the PRC

Administrative Regulations of the PRC on Foreign Exchange

        Administrative Regulations of the PRC on Foreign Exchange, which was promulgated by the State Council on January 29, 1996, came into effect on April 1, 1996, and was amended on January 14, 1997 and August 5, 2008, provides that foreign exchange receipts of domestic institutions or individuals may be transferred back into the PRC or deposited abroad. The State Administration of Foreign Exchange, or the SAFE, may specify relative conditions and other requirements in accordance with the international receipts, payments status and requirements of foreign exchange control. Foreign exchange receipts under the current items may be retained or sold to financial institutions engaged in the settlement or sale of foreign exchange. Domestic institutions or individuals that make direct investments abroad or are engaged in the distribution or sale of valuable securities or derivative products overseas should register according to SAFE regulations. Such institutions or individuals subject to prior approval or record-filing with other competent authorities must obtain the required approval or finish record-filing prior to foreign exchange registration. The exchange rate for RMB follows a managed floating exchange rate system based on market demand and supply.

Foreign Exchange Settlement, Sales and Payment

        The Administrative Regulation of the People's Bank of China Regarding Foreign Exchange Settlement, Sales and Payment, which was promulgated by the People's Bank of China on June 20, 1996 and came into effect on July 1, 1996, provides that foreign exchange receipts under the current account of foreign-invested enterprises may be retained to the fullest extent specified by the foreign exchange bureau. Any portion in excess of such amount must be sold to a designated foreign exchange bank or sold in a foreign exchange swap center.

Notice of Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles

        On July 4, 2014, the SAFE issued the Notice of Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which provides that (i) a domestic resident (domestic institution or domestic resident individual), must register with the local branch of the SAFE before it contributes the assets of or its equity interest into a special purpose vehicle for the purpose of investment and financing as defined in the implementing guidelines of Circular 37 (the definition of domestic resident also includes certain foreigner without legal identity certificate of the PRC while habitually resides in China for economic interests), and (ii) when the special purpose vehicle undergoes a change of basic information, such as change of a PRC resident natural person shareholder, name or operating period, or a material event, such as change in share capital of a PRC resident natural person, merger or split, the domestic resident must promptly register such change with the local branch of the SAFE.

Notice on Further Improving and Adjusting the Policies Related to Foreign Exchange Administration in Direct Investment

        The Notice on Further Improving and Adjusting the Policies Related to Foreign Exchange Administration in Direct Investment, which was promulgated by the SAFE on November 19, 2012, came into effect on December 17, 2012 and was amended on May 4, 2015 and October 10, 2018, improves foreign exchange administration in direct investment by repealing or adjusting certain approval items for foreign exchange administration in direct investment.

Notice on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises

        On March 30, 2015, the SAFE promulgated the Notice on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which came into effect on June 1, 2015. According to Circular 19, the foreign exchange capital of foreign invested enterprises will be subject to the willingness settlement of foreign exchange capital, or the Willingness Foreign Exchange Settlement. The Willingness Foreign Exchange Settlement means that foreign exchange capital in the capital account of a foreign invested enterprise of which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign invested enterprise. The proportion of the Willingness Foreign Exchange Settlement of the foreign exchange capital of a foreign invested enterprise is temporarily determined as 100%. The RMB fund converted from the foreign exchange capital shall be kept in a designated account. If a foreign invested enterprise needs to make further payments from such account, the enterprise needs to provide supporting documents and go through the review process with the banks. Furthermore, Circular 19 provides that the use of capital by foreign-invested enterprises must comply with the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign invested enterprise and capital in RMB obtained by the foreign invested enterprise from foreign exchange settlement may not be used for the following purposes: (1) direct or indirect payment beyond the business scope of the enterprises or a payment prohibited by relevant laws and regulations, (2) direct or indirect investment in securities unless otherwise provided by relevant laws and regulations, (3) direct or indirect grant of entrust loans in RMB (unless permitted by the scope of business), repaying the inter-enterprise borrowings (including advances by the third party) or repaying the bank loans in RMB that have been sub-lent to a third party, and (4) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

 Management

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Positions(s)
Zhou Pengwu	64	Chairman and Chief Executive Officer
Ding Wenting	54	Vice-chairwoman and Chief Marketing Officer
Hu Qing	56	Director and Chief Operating Officer
Zhou Yitao	41	Director and Chief Medical Technique Officer
Wei Zhinan†	39	Director
Yan Hongfei	35	Director
Zhang Jianbin	46	Independent Director
Xue Hongwei*	40	Independent Director Nominee
Lu Feng*	44	Independent Director Nominee
Tsang Eric Chi Wai*	66	Independent Director Nominee
Fan Peng	37	Chief Strategy Officer
Wu Guanhua	37	Chief Financial Officer

*
Each of Mr. Xue Hongwei, Mr. Lu Feng and Mr. Tsang Eric Chi Wai has accepted appointment to be a director of our company, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

†
Wei Zhinan will resign as a director of our company, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

        The following is a biographical summary of the experience of our directors and executive officers.

        Dr. Zhou Pengwu is one of our founders and is our chairman and chief executive officer. Dr. Zhou has been a registered plastic surgeon since 1991. He has over 30 years of experience in aesthetic medicine and over 20 years of experience in managing aesthetic medical hospitals, beginning with the establishment of the Shenzhen Pengcheng Clinic in Shenzhen in 1997, which later became the Pengcheng Outpatient Clinic, then the Shenzhen Pengcheng General Hospital, and finally the Pengcheng Hospital. He acted in a variety of leadership positions in our company, including as the general manager and hospital administrator of the Pengcheng Hospital and Shenzhen Pengai Hospital, as well as chairman and general manager of Shenzhen Pengai Hospital Investment Management Co., Ltd., or Shenzhen Pengai Investment. Dr. Zhou also currently serves as an adjunct professor at the Aesthetic Medical School at Yichun University. In 2012, he was elected as vice-president of the Shenzhen Entrepreneur Association. In 2015, Dr. Zhou was elected as vice-chairman of the First Council of the Internet Aesthetic Medical Subcommittee of Chinese Cosmetic Surgery Association. He is also currently a vice-chairman member of the Fifth Council of the Aesthetic Medical Treatment Subcommittee of the Guangdong Medical Association and vice chairman of the Second Council of the Private Aesthetic Medical Treatment Institution of Chinese Cosmetic Surgery Association. In 2011, Dr. Zhou also participated in the drafting seminar of National Health and Family Planning Commission of the PRC for setting up standards for aesthetic medical treatment institutions. Dr. Zhou obtained an EMBA for hospital administrators from Peking University in October 2005. Dr. Zhou was awarded the "2017 Industry Leader Award" by China Council for the Promotion of International Trade Academy, China Economic Herald and China Business Association (Beijing) Entrepreneur Business Club. Dr. Zhou is the current spouse of Ms. Ding, our vice-chairwoman and the father of Dr. Zhou Yitao, a director of our company.

        Ms. Ding Wenting is one of our founders and is currently our vice-chairwoman and chief marketing officer. Ms. Ding is primarily responsible for overall group sales, marketing and procurement. Ms. Ding has been acting in a variety of leadership positions in our company for over 20 years. From January 2002 to December 2005, Ms. Ding served as deputy administrator of Pengcheng Hospital. From March 2006 to December 2010, Ms. Ding served as deputy administrator of Shenzhen Pengai Hospital. Since December 2005, Ms. Ding has consecutively served as deputy general manager, vice-chairman and vice-president of Shenzhen Pengai Investment. Ms. Ding obtained an EMBA for hospital administrators from Peking University in August 2006. In February 2007, Ms. Ding received one-to-one training by Miki Takasaka, a master in the use of colors in Japan. In February 2007, Ms. Ding completed the foundation course in image consultancy offered by First Impressions. In April 2007, Ms. Ding completed the trainings and passed the examinations of the personal total image consulting course, personal color analysis course, personal style analysis course, and the fundamental personal image consultant course at Ximan Color Fashion Training Institute of Beijing Ximan Color Co., Ltd. In June 2007, Ms. Ding completed the course for color matching designers offered by the China Fashion & Color Association. In June 2008, Ms. Ding obtained a certificate in make-up artistry from Christian Chauveau's Technical School of Artistic Make-up in Paris. In October 2012, Ms. Ding was appointed as the vice-president of the Shenzhen General Chamber of Commerce. Ms. Ding is the current spouse of Dr. Zhou Pengwu, our chairman and chief executive officer.

        Ms. Hu Qing has served as a director of our company since March 2012. She is our chief operating officer, primarily responsible for the overall operations of our business. Ms. Hu has over 25 years of experience in the medical industry. From January 2004 to December 2005, Ms. Hu served as the deputy president of Shenzhen Pengcheng General Hospital. From December 2005 to December 2013, Ms. Hu consecutively served as the deputy hospital administrator, and general manager of Shenzhen Pengai Hospital. Since 2002, Ms. Hu has served as the vice-president, deputy general manager and director of Shenzhen Pengai Investment. Prior to joining us, Ms. Hu spent more than 13 years working in Japan and served as the director and the Secretary for the Beijing University of Traditional Chinese Medicine, Japanese Branch where she was in charge of daily operations, from April 1991 to March 2004. Ms. Hu received her bachelor's degree in radio engineering from the South China Engineering School (currently known as the South China University of Technology) in July 1983 and obtained an EMBA for hospital administrators from Peking University in August 2006.

        Dr. Zhou Yitao has served as a director of our company since March 2012. Dr. Zhou Yitao currently serves as our chief medical technique officer, primarily responsible for medical quality and safety. He has been the general manager of East China region of Shenzhen Pengai Investment since 2013, primarily responsible for our expansion in the East China region. From July 2012 to December 2013, Dr. Zhou Yitao served as the hospital administrator of Shanghai Nishizhen Aesthetic Medical Clinic Co., Ltd. From June 2010 to June 2012, he served as the hospital administrator of Nanchang Pengai. Since October 2012, he has been serving as the director of Shenzhen Pengai Investment. Dr. Zhou Yitao was designated as our executive director in July 2014. Dr. Zhou Yitao has over 15 years of experience in the medical industry. Prior to joining us, Dr. Zhou Yitao spent two years practicing medicine at the general surgery and plastic surgery departments of Pingxiang People's Hospital and spent one year attending plastic surgery courses at each of the Orthopedic Hospital of Peking Union Medical College of Chinese Medical Science Institution from June 2004 to June 2005, the plastic surgery department of Shanghai No. 9 Hospital from October 2006 to November 2007, and the Navi Plastic Surgery Clinic in South Korea from March 2010 to September 2010. Dr. Zhou Yitao received his bachelor's degree in clinical medicine from Hubei Medical University in July 2000 and a master's degree in health administration from La Trobe University, Melbourne, Australia in October 2009. Dr. Zhou Yitao is the son of Dr. Zhou Pengwu, our chairman and chief executive officer, and Dr. Zhou Pengwu's former spouse.

        Mr. Wei Zhinan has served as a director of our company since June 2019. He has approximately 14 years of experience in the financial services industry across investment banking and principal investment, and currently covers the Greater China Region for ADV Partners Limited, or ADV. Prior

to ADV, Mr. Wei was an executive director and the head of Greater China Region for 3M New Ventures, a separate investment entity of 3M Company (NYSE: MMM), where he led investments and mergers and acquisitions in technology, consumer, industrial, and healthcare sectors from January 2014 to June 2016. Prior to 3M New Ventures, Mr. Wei served as the vice president at Clarity China Partners, a private equity firm, from February 2011 to January 2014. Mr. Wei received his bachelor's degree in economics from the University of California, Berkeley in May 2004.

        Mr. Yan Hongfei has served as a director of our company since December 2016. He has approximately 8 years of experience in the financial services industry across principal investments and portfolio management, and covers the China market for ADV. Prior to ADV, Hongfei was vice president at Deutsche Bank Strategic Investment Group, the principal investment team of Deutsche Bank in China from September 2012 to May 2015. During his tenure with Deutsche Bank, Mr. Yan was responsible for deal sourcing, structuring, execution and post-investment management of both private equity and financing transactions. From October 2010 to July 2012, Mr. Yan was an analyst at KKR Capstone where he conducted post investment management for portfolio companies in consumer, retail, and environmental industries across Asia. Mr. Yan began his career with McKinsey & Company and served as an analyst focusing on providing strategic consulting in China from September 2008 to October 2010. Mr. Yan Hongfei received his master's degree in biochemical engineering from Tsinghua University and received a double master's degree in engineering from Ecole Centrale de Lille in June 2008.

        Mr. Zhang Jianbin has served as a director of our company since March 2012. Mr. Zhang concurrently serves as a director of Shenzhen Pengai Investment and a number of PRC companies, including Shanghai South Model Bio-technology Co., Ltd., which is listed on the National Equities Exchange and Quotation System of China (stock code: 839728). Mr. Zhang has served as vice president of Aiqi Chuangye Investment Management (Shenzhen) Co., Ltd. since July 2017. From November 2009 to June 2015, Mr. Zhang consecutively served as investment manager and vice president of IDG Capital Investment Consultancy (Beijing) Co., Ltd., an investment fund advisory firm primarily focusing on China-related venture capital and private equity projects. Mr. Zhang received his bachelor's degree in biochemistry engineering from Nanjing Tech University in June 1996 and his master's degree in business administration from Cheung Kong Graduate School of Business in September 2011.

        Mr. Xue Hongwei will serve as our independent director commencing from the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Xue founded Bybridge Consultancy Pte. Ltd. in 2015 and currently serves as its director. Mr. Xue previously served as a director of Mendis Aesthetics Pte Ltd. From August 2014 to September 2015, Mr. Xue served as an accountant for Asia-Europe Foundation, a non-profit organization. From July 2013 to December 2013, Mr. Xue worked as a financial analyst at Schneider Electric (EPA:SU). From October 2012 to March 2013, Mr. Xue worked as a financial investment manager at China Sunergy Co Ltd (OTCMKTS: CSUNY). From October 2011 to September 2012, Mr. Xue Hongwei worked as an investment manager at China Electric Equipment Group. Mr. Xue is a member of the Association of Chartered Certified Accountants and a Chartered Accountant of Singapore. Mr. Xue received his combined bachelor's and master's degree in economics and business administration from Georg-August University of Goettingen, Germany, in August 2005.

        Mr. Lu Feng will serve as independent director commencing from the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Lu joined Nanfang Hospital, which is affiliated with Southern Medical University, in September 2000. He is currently a professor at Southern Medical University and a chief doctor at Nanfang Hospital. Mr. Lu received his bachelor's degree in clinical medicine and master's degree in plastic surgery from the First Military Medical University (now known as Nanfang Hospital) in 1997 and 2000, respectively. Mr. Lu further obtained his doctoral degree in plastic surgery from the First Military Medical University (now known as Nanfang Hospital) in 2004. Mr. Lu was a postdoctoral fellow at Harvard Medical School from 2008 to 2009. Mr. Lu is specialized in fat transfer and has published over 40 articles in a number of aesthetics journals, such as Plastic and Reconstructive Surgery. Mr. Lu is a vice-chairman member of the Youth Committee of Chinese Medical Association Plastic Surgery Branch Committee and Fats Professional Committee of Chinese Medical Association Medical Cosmetic Surgery Branch Committee. He is also the deputy group leader of Fats Professional Group of Chinese Medical Association Plastic Surgery Branch Committee. In addition, Mr. Lu participated in a number of research programs supported by governmental funds.

        Mr. Tsang Eric Chi Wai will serve as independent director commencing from the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. He also currently serves as the vice-chairman of Hong Kong All Stars Sports Association, a member of the Hong Kong Film Directors' Guild-Committee, the chairman of Hong Kong Movie Stars Charities Limited, a non-profit organization in Hong Kong that provides assistance to the elderly, and the chairman of Caring For Children Foundation. Mr. Tsang is a Hong Kong actor, film director, producer and television host and has over 40 years of experience in the television and entertainment industry. He starred in Hong Kong films, gaining various acting awards and nominations. Mr. Tsang was awarded the Medal of Honor by the Hong Kong SAR Government in July 2008 and became a member of the 12th Chinese People's Political Consultative Conference Standing Committee of Jiangmen, Guangdong in December 2011.

        Mr. Fan Peng has served as our chief strategy officer since August 2018 and is primarily responsible for securities affairs, investor relations, board office, mergers and acquisitions. Prior to joining us, Mr. Fan Peng served as the chief financial officer of Cashbus (Cayman) Limited from October 2017 to July 2018. From May 2016 to October 2017, Mr. Fan was the Head of Investor Relations and Capital Markets of Dali Foods Group Company Limited, a company listed on the main board of The Stock Exchange of Hong Kong Limited (stock code: 3799), and was primarily responsible for investor relations, corporate development, and mergers and acquisitions. From December 2007 to May 2016, Mr. Fan Peng served at Hong Kong Branch of Deutsche Bank AG where his position was vice president in the corporate finance division. From May 2007 to December 2007, Mr. Fan Peng served as an analyst in the investment banking department of HSBC Markets (Asia) Limited. From July 2006 to May 2007, Mr. Fan served as a business analyst in the investment banking group of Macquarie Investment Advisory (Beijing) Co, Ltd. Mr. Fan Peng currently also serves as an independent non-executive director of Jiangsu Innovative Ecological New Materials Limited, a company listed on the main board of The Stock Exchange of Hong Kong Limited (stock code: 2116). Mr. Fan Peng received his bachelor's degree in accounting and master's degree in business administration from Tsinghua University in July 2004 and July 2006, respectively.

        Mr. Wu Guanhua joined our company in 2012 and has served as our chief financial officer since August 2018. Mr. Wu Guanhua has over 10 years of experience in international corporate accounting, operations, financial and strategic management. From 2006 to 2008, Mr. Wu Guanhua served as project manager of MAZARS, a global audit, accounting and consulting group. Since March 2008, Mr. Wu Guanhua has served as a partner of Beijing Junyue Investment Consultancy Co., Ltd, a company specializing in consulting services for financing, listing procedures and business development strategies to small and medium enterprise in China. Mr. Wu obtained his bachelor's degree in science from the University of Oxford Brooks in 2007. Mr. Wu is a certified accountant of The Association of Chartered Certified Accountants since 2007 and became a fellow member in 2012.

Employment agreements and indemnification agreements

        We plan to enter into employment agreements with each of our senior executive officers. Under these agreements, each of our executive officers will be employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior notice to terminate such employment. We may terminate a senior executive officer's employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause by a 60-day prior written notice.

        Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The senior executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the senior executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for one year following the termination of the employment. Specifically, each senior executive officer has agreed not to (i) approach our suppliers, customers, direct or end customers or contacts or other persons or entities introduced to the senior executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

        We plan to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and to reimburse them for expenses in connection with claims made by reason of their being a director or officer of our company.

Board of directors

        Our board of directors will consist of nine directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the board of directors

        We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We plan to adopt a charter for each of the three committees. Each committee's members and functions are described below.

        Audit committee.    Our audit committee currently consists of Zhang Jianbin, Yan Hongfei and Wei Zhinan. Our audit committee will consist of Xue Hongwei, Zhang Jianbin and Lu Feng, and will be chaired by Xue Hongwei upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Each of them satisfies the "independence" requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the Nasdaq and SEC requirements upon completion of this offering. We have determined that Xue Hongwei qualifies as an "audit committee financial expert" within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

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  reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

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  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

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  discussing the annual audited financial statements with management and the independent registered public accounting firm;

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  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

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  annually reviewing and reassessing the adequacy of our audit committee charter;

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  meeting separately and periodically with management and the independent registered public accounting firm; and

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  reporting regularly to the board.

        Compensation committee.    Our compensation committee currently consists of Zhang Jianbin, Yan Hongfei and Wei Zhinan. Our compensation committee will consist of Lu Feng, Zhang Jianbin and Xue Hongwei, and will be chaired by Lu Feng upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Each of them satisfies the "independence" requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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  reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

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  reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

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  periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

        Nominating and corporate governance committee.    Our nominating and governance committee currently consists of Zhang Jianbin, Yan Hongfei and Wei Zhinan. Our nominating and corporate governance committee will consist of Zhang Jianbin, Xue Hongwei and Lu Feng, and will be chaired by Zhang Jianbin upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Each of them satisfies the "independence" requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

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  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

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  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached. You should refer to "Description of share Capital—Differences in corporate law" for additional information on our standard of corporate governance under Cayman Islands law.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

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  declaring dividends and distributions;

  •
  appointing officers and determining the term of office of the officers;

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  exercising the borrowing powers of our company and mortgaging the property of our company; and

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  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of directors and executive officers

        All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) dies or becomes of unsound mind, (iii) resigns his office by notice in writing to us, or (iv) without special leave of absence from our board, is absent from board meetings for six consecutive months and our directors resolve that his office be vacated.

Compensation of directors and executive officers

        For the year ended December 31, 2018 and the six months ended June 30, 2019, we paid an aggregate of RMB4.2 million (US$0.6 million) and RMB2.1 million (US$0.3 million) in cash and other benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

        In June 2019, our shareholders and board of directors approved the Aesthetic Medical International Holdings Group Limited Share Incentive Plan, or the Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that could be issued pursuant to all awards under the Share Incentive Plan was 5,940,452 shares. As of the date of this prospectus, options to purchase 5,814,952 ordinary shares have been granted and are outstanding.

        The following paragraphs describe the principal terms of the Share Incentive Plan.

        Types of Awards.    The Share Incentive Plan permits the awards of options, share appreciation rights, restricted shares or any other type of awards approved by the plan administrator.

        Plan Administration.    The Share Incentive Plan will be administered by our board of directors, or one or more committees appointed by the board of directors, as the case may be, which will act as the plan administrator. The committee(s) or the full board of directors will determine the matters related to the Share Incentive Plan, including but not limited to: the participants to receive awards, the form, type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

        Award Agreement.    Awards granted under the Share Incentive Plan are evidenced by an award agreement in writing, approved by the plan administrator, setting forth the terms of an award that has been duly authorized and approved.

        Eligibility.    We may grant awards to our board members, directors of one of our affiliates, officers, employees, consultants and other eligible persons.

        Vesting Schedule.    In general, the plan administrator in its sole discretion determines the vesting schedule, which is specified in the relevant award agreement.

        Exercise of Options.    The plan administrator in its sole discretion determines the exercise price for each award, which is stated in the relevant award agreement.

        Transfer Restrictions.    Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the Share Incentive Plan or the relevant award agreement or as otherwise determined by the plan administrator, such as transfers back to us, transfers by gift to one or more 'family members', transfers by will or the laws of descent and distribution.

        Termination and Amendment of the Share Incentive Plan.    Unless terminated earlier, the Share Incentive Plan has a term of ten years. Our board of directors or relevant committee appointed by the board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

        As of the date of this prospectus, our directors and executive officers as a group and our other employees as a group held outstanding options to purchase 5,814,952 ordinary shares of our company, at an exercise price of US$0.001 per share.

        The following table summarizes, as of the date of this prospectus, outstanding share options and ordinary shares beneficially held by our directors and executive officers that were granted under the Share Incentive Plan:

Directors and Executive Officers	Ordinary shares underlying outstanding options and subject to vesting	Exercise price		Date of grant	Expiration date
Hu Qing	1,142,984	US$	0.001	June 1, 2019	May 31, 2029
Zhou Yitao	849,000	US$	0.001	June 1, 2019	May 31, 2029
Fan Peng	849,000	US$	0.001	June 1, 2019	May 31, 2029
Wu Guanhua	849,000	US$	0.001	June 1, 2019	May 31, 2029
All directors and officers as a group	3,689,984	US$	0.001	June 1, 2019	May 31, 2029

        On June 1, 2019, we issued 5,940,452 ordinary shares to Shengli Family Limited at par value. We established Pengai Employees Trust pursuant to a declaration of trust dated June 17, 2019 among our company, as the settlor, Zedra Trust Company (Cayman) Limited, as the trustee, and Dr. Zhou Pengwu, as the enforcer, for the benefit of the grantees under our Share Incentive Plan. All of the issued shares of Shengli Family Limited have been transferred to Zedra Trust Company (Cayman) Limited as trust fund. Upon satisfaction of vesting conditions and request by relevant grantees, Shengli Family Limited will transfer ordinary shares under exercised share options to relevant grantees with the consent of the enforcer. Pursuant to the terms of the declaration of trust, the trustee shall not exercise the voting rights attached to ordinary shares of our Company under its control without first obtaining written consent of the enforcer.

Principal Shareholders

        The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all outstanding preferred shares into ordinary shares,

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  each of our directors and executive officers; and

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  each person known to us to beneficially own more than 5% of our ordinary shares.

        The percentage of shares beneficially owned prior to this offering is computed on the basis of 63,338,671 ordinary shares as of the date of this prospectus, which reflects the assumed automatic conversion of all of our outstanding preferred shares into an aggregate of 15,600,000 ordinary shares on a one to one basis. The percentage of shares beneficially owned after this offering includes ordinary shares represented by ADSs issued and sold in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

        The number of ordinary shares as of the date of this prospectus excludes 3,735,595 ordinary shares issuable upon conversion of the convertible note at principal amount of $8.7 million, which we issued in December 2016, upon completion of this offering, as we have a right to, and intend to, redeem the convertible note prior to the completion of this offering.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned prior to this offering		Ordinary shares beneficially owned after this offering
	Number	Percent	Number	Percent
Executive officers and directors*:
Zhou Pengwu(1)(7)	40,811,334	64.4%
Ding Wenting(1)(7)	40,811,334	64.4%
Hu Qing	—	—
Zhou Yitao	—	—
Wei Zhinan	—	—
Yan Hongfei	—	—
Zhang Jianbin	—	—
Xue Hongwei†	—	—
Lu Feng†	—	—
Tsang Eric Chi Wai†	—	—
Fan Peng(9)	*	*
Wu Guanhua	—	—
All executive officers and directors as a group	40,850,271	64.5%
Principal shareholders:
Seefar Global Holdings Limited(2)(7)	18,889,380	29.8%
Jubilee Set Investments Limited(3)(7)	18,148,620	28.7%
Peak Asia Investment Holdings V Limited(4)(7)	9,600,000	15.2%
IDG Funds(5)	6,000,000	9.5%
Pengai Hospital Management Corporation(6)(7)	3,773,334	6.0%

	Ordinary shares beneficially owned prior to this offering		Ordinary shares beneficially owned after this offering
	Number	Percent	Number	Percent
Shengli Family Limited(8)	5,940,452	9.4%

*
Less than 1% of our total outstanding ordinary shares on an as-converted basis.

**
The business address of all directors and officers is 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China.

†
Each of Mr. Xue Hongwei, Mr. Lu Feng and Mr. Tsang Eric Chi Wai has accepted appointments to be a director of our company, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)
Represents (i) 3,773,334 ordinary shares held by Pengai Hospital Management Corporation, a company incorporated in the British Virgin Islands, or BVI, which is owned by Dr. Zhou Pengwu and Ms. Ding Wenting as to 51.0% and 49.0%, respectively; (ii) 18,889,380 ordinary shares held by Seefar Global Holdings Limited as further disclosed in note (2) below; and (iii) 18,148,620 ordinary shares held by Jubilee Set Investments Limited as further disclosed in note (3) below. Dr. Zhou Pengwu and Ms. Ding Wenting are spouse and each of Dr. Zhou Pengwu and Ms. Ding Wenting may be deemed to have the beneficial ownership of the shares held by each other.

(2)
Represents 18,889,380 ordinary shares held by Seefar Global Holdings Limited, a company incorporated in the BVI, which is indirectly wholly-owned by TMF (Cayman) Ltd. acting as the trustee of the Wan Shengda Trust. The Wan Shengda Trust is a discretionary trust established by Dr. Zhou Pengwu as a settlor and its beneficiaries are Dr. Zhou and his family members. Dr. Zhou Pengwu, as well as Ms. Ding Wenting, spouse of Dr. Zhou and our vice-chairwoman and chief marketing officer, are deemed to have the beneficial ownership of the shares held by Seefar Global Holdings Limited. The registered address of Seefar Global Holdings Limited is Vistra Corporate Services Centre, Wickham's Cay II, Road Town, Tortola, VG1110, BVI. 6,287,306 and 2,776,415 ordinary shares registered in the name of Seefar Global Holdings Limited are charged in favor of Peak Asia Investment Holdings V Limited pursuant to share charges dated December 8, 2016 to secure our performance under the convertible note and the performance of Seefar Global Holdings Limited under the exchangeable note.

(3)
Represents 18,148,620 ordinary shares held by Jubilee Set Investments Limited, a company incorporated in the BVI, which is indirectly wholly-owned by TMF (Cayman) Ltd. acting as the trustee of the Wendy Trust. The Wendy Trust is a discretionary trust established by Ms. Ding Wenting as a settlor and its beneficiaries are Ms. Ding Wenting and her family members. Ms. Ding Wenting, as well as Dr. Zhou Pengwu, spouse of Ms. Ding and our chairman and chief executive officer, are deemed to have the beneficial ownership of the shares held by Jubilee Set Investments Limited. The registered address of Jubilee Set Investments Limited is Vistra Corporate Services Centre, Wickham's Cay II, Road Town, Tortola, VG1110, BVI. 6,040,745 and 2,657,928 ordinary shares registered in the name of Jubilee Set Investments Limited are charged in favor of Peak Asia Investment Holdings V Limited pursuant to share charges dated December 8, 2016 to secure our performance under the convertible note and the performance of Jubilee Set Investments Limited under the exchangeable note.

(4)
Represents 9,600,000 ordinary shares issuable upon conversion of series A preferred shares held by Peak Asia Investment Holdings V Limited. Peak Asia Investment Holdings V Limited is a company limited by shares and registered in the BVI. Peak Asia Investment Holdings V Limited is wholly owned by Beacon Technology Investment Holdings Limited, a company registered in Hong Kong, which in turn is wholly owned by ADV Opportunities Fund I, L.P., a Cayman exempted limited partnership. The general partner of ADV Opportunities Fund I, L.P. is ADV Opportunities Fund I, GP, L.P., a Cayman exempted limited partnership whose general partner is ADV Opportunities Fund I GP Ltd, a Cayman exempted company, which is wholly owned by ADV Partners Holdings Ltd, a Cayman exempted company. ADV Partners Holdings Ltd is in turn wholly owned by Mr. Bradley Dean Landes, Mr. Suresh Eshwara Prabhala and Mr. Zhu Jianyi (Kenichi Shu). The registered address of Peak Asia Investment Holdings V Limited is Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

(5)
Represents (i) 3,000,000 ordinary shares issuable upon conversion of series A preferred shares held by IDG Technology Venture Investment IV, L.P., or IDG Technology, a Delaware limited partnership; (ii) 2,801,400 ordinary shares issuable upon conversion of series A preferred shares held by IDG-ACCEL China Growth Fund III L.P., an exempted limited partnership registered in the Cayman Islands; and (iii) 198,600 ordinary shares issuable upon conversion of series A preferred shares held by IDG-ACCEL China III Investors L.P., an exempted limited partnership registered in the Cayman Islands. IDG Technology is controlled by its sole general partner, IDG Technology Venture Investment IV, LLC, which is, in turn, controlled by its two managing members, namely Mr. Quan Zhou and Mr. Chi Sing Ho. IDG-ACCEL China Growth Fund III L.P. is controlled by its sole general partner IDG-Accel China Growth Fund III Associates L.P., which in turn is controlled by its sole general partner, IDG-Accel China Growth Fund III GP Associates Ltd., or IDG Fund III GP. IDG-ACCEL China III Investors L.P. is controlled by its sole general partner IDG Fund III GP. IDG Fund III GP is managed and controlled by Mr. Quan Zhou and Mr. Chi Sing Ho, its two board members. IDG Technology, IDG-ACCEL China Growth Fund III L.P. and IDG-ACCEL China III Investors L.P. are collectively referred to as IDG Funds. Mr. Quan Zhou and Mr. Chi Sing Ho may be deemed to have controlling power over the IDG Funds. The registered address of IDG Technology is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The registered address of each of IDG-ACCEL China Growth Fund III L.P. and IDG-ACCEL China III Investors L.P. is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(6)
Represents 3,773,334 ordinary shares held by Pengai Hospital Management Corporation, a company incorporated in the BVI. Pengai Hospital Management Corporation is owned by Dr. Zhou Pengwu and Ms. Ding Wenting, spouse of Dr. Zhou Pengwu, as to 51.0% and 49.0%, respectively. The registered address of Pengai Hospital Management Corporation is Intershore Chambers, P.O. Box 4342, Road Town, Tortola, BVI. 1,255,949 and 552,617 ordinary shares registered in the name of Pengai Hospital Management Corporation are charged in favor of Peak Asia Investment Holdings V Limited pursuant to share charges dated December 8, 2016 to secure our performance under the convertible note and the performance of Pengai Hospital Management Corporation under the exchangeable note.

(7)
On December 8, 2016, Pengai Hospital Management Corporation, Seefar Global holdings Limited and Jubilee Set Investments Limited, issued exchangeable notes at principal amounts of approximately $1.3 million, $6.4 million and $6.2 million, respectively, or an aggregate of approximately $13.9 million, to Peak Asia Investment Holdings V Limited. See "Description of Share Capital History of securities issuances" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Exchangeable notes." If such exchangeable notes are exchanged and upon conversion of series B preferred shares, (i) the number of ordinary shares beneficially owned by each of Dr. Zhou Pengwu and Ms. Ding Wenting will decrease to 34,834,347, representing 55.0% of our total shares as of the date of this prospectus; (ii) the number of ordinary shares beneficially owned by Seefar Global Holdings will decrease to 16,122,965, representing 25.5% of our total shares as of the date of this prospectus; (iii) the number of ordinary shares beneficially owned by Jubilee Set Investment Limited will decrease to 15,490,692, representing 24.5% of our total shares as of the date of this prospectus; (iv) the number of ordinary shares beneficially owned by Pengai Hospital Management Corporation will decrease to 3,220,717, representing 5.1% of our total shares as of the date of this prospectus; and (v) the number of ordinary shares beneficially owned by Peak Asia Investment Holdings V Limited will increase to 15,576,960, representing 24.6% of our total shares as of the date of this prospectus.

(8)
Represents 5,940,452 ordinary shares held by Shengli Family Limited, a company incorporated in the BVI, which is wholly-owned by Zedra Trust Company (Cayman) Limited, the trustee of Pengai Employees Trust. We set up Pengai Employees Trust for the benefit of the grantees under our Share Incentive Plan. For details, see "Management—Share Incentive Plan." The registered address of Shengli Family Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(9)
Represents shares that the person has the right to acquire within 60 days through exercise of share options.

        As of the date of this prospectus, we had one holder of record with addresses in the United States, and such holder held approximately 4.7% of our outstanding ordinary shares in the aggregate, assuming the conversion of all of our outstanding preferred shares into ordinary shares. None of our existing shareholders will have different voting rights from other holders of ordinary shares after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 Related Party Transactions

        The following is a description of related party transactions we have entered into since January 1, 2015 with any members of our board of directors or executive officers and beneficial holders of more than 5% of our ordinary shares:

Agreements and transactions with investors

Convertible note

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Convertible note."

Exchangeable notes

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness—Exchangeable notes."

Shareholder and note holder agreement

        On November 15, 2018, we entered into an amended and restated shareholder and note holder agreement, with certain of our investors, including IDG Technology Venture Investment IV, L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., Peak Asia Investment Holdings V Limited and SCI Aesthetic Holding Co., Ltd.

        Pursuant to the shareholder and note holder agreement, our board of directors consists of eight directors. Subject to certain requirements, Peak Asia Investment Holdings V Limited is entitled to appoint two directors, IDG entities is entitled to appoint one director and holders of a majority of the voting power of the outstanding ordinary shares is entitled to appoint five directors, four of whom shall be our executive officers. In addition, under the shareholder and note holder agreement, our investors are entitled to registration rights and certain preferential rights, including, among others, information rights, liquidation preference and right of participation to purchase and subscribe for their respective pro rata portions of new securities to be issued. Except for the registration rights, all the rights under the shareholder and note holder agreement, including the provisions governing the board of directors, will automatically terminate upon the completion of this offering.

        Pursuant to the shareholder and note holder agreement, we have granted certain registration rights to our investors. Such registration rights would terminate upon the earlier of (i) five years following the consummation of this offering or (ii) such time at which all registrable securities held by a shareholder proposed to be sold may be sold under Rule 144 of the Securities Act in any 90-day period without registration in compliance with Rule 144 of the Securities Act. Set forth below is a description of the registration rights granted under the agreement. See "Description of Share Capital—Registration Rights" for more disclosure regarding the registration rights.

Contractual arrangements with respect to target equity interests

        See "Our History and Corporate Structure—Contractual arrangements with respect to Target Equity Interests."

Corporate guarantee

        In 2018, our bank borrowings in total amount of RMB24.0 million (US$3.5 million) were guaranteed by our subsidiary, Dr. Zhou Pengwu, Ms. Ding Wenting and a related party controlled by Dr. Zhou Pengwu and secured by some of their properties and/or our properties.

Lease agreement

        In November 2017, Pengcheng Hospital entered into a lease agreement with Shenzhen Pengwu Industrial Development Co., Ltd., or Shenzhen Pengwu, which is wholly owned by our directors, Dr. Zhou Pengwu and Ms. Ding Wenting. Pursuant to the lease agreement, Pengcheng Hospital will pay Shenzhen Pengwu a monthly rent of RMB161,626.4. The lease agreement expires in October 2022.

Loans to directors and executive officers

        In 2016, 2017 and 2018, we provided loans to certain of our directors and executive officers. The loans are interest-free and payable on demand. As of December 31, 2016, 2017 and 2018, the balance due from our directors and executive officers were RMB5.2 million, RMB19.4 million, and RMB24.8 million (US$3.6 million) respectively.

Agreements with our directors and executive officers

Employment agreements and indemnification agreements

        See "Management—Employment agreements and indemnification agreements."

Share Incentive Plan

        See "Management—Share Incentive Plan" for a description of share options and restricted share units we have granted to our directors, officers and other individuals as a group.

 Description of Share Capital

        We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law.

        As of the date of this prospectus, our authorized share capital was $150,000 divided into (i) 121,983,052 ordinary shares of par value US$0.001 each, (ii) 15,600,000 series A preferred shares of par value US$0.001 each, and (iii) 12,416,948 series B preferred shares of par value US$0.001 each, of which 47,738,671 ordinary shares and 15,600,000 series A preferred shares were issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

        Immediately upon the completion of this offering, all of our issued and outstanding preferred shares will automatically convert into 15,600,000 ordinary shares and there will be                 ordinary shares issued and outstanding.

        Our shareholders have adopted an amended and restated memorandum and articles of association, which will become effective and replace the current amended and restated memorandum and articles of association in its entirety immediately upon the completion of this offering. We will issue ordinary shares represented by our ADSs in this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary shares

General

        All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our post-offering amended and restated memorandum and articles prohibit us from issuing bearer or negotiable shares. Our company will issue only non-negotiable shares in registered form, which will be issued when registered in our register of members.

Dividends

        Our board of directors may, from time to time, declare dividends on the shares subject to our post-offering amended and restated memorandum and articles of association and the Companies Law. The holders of our ordinary shares are entitled to receive such dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose. Under Cayman Islands law, payment of the dividends may be made out of the following:

  •
  profits, realized or unrealized, or any reserve set aside from profits;

  •
  "share premium account," which represents the excess of the price paid to our company on issue of its shares over the par or "nominal" value of those shares, which is similar to the U.S. concept of additional paid in capital; or

  •
  any other fund or account which can be authorized for this purposes in accordance with the Companies Law.

        However, no dividend shall bear interest against our company.

Voting rights

        Holders of our ordinary shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders' vote, each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by poll is required by Nasdaq rules or demanded by the chairman of the meeting or by one or more shareholder(s) together holding not less than 10% of the total voting rights of all our shareholders having the right to vote at such general meeting.

        Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares cast.

        Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

        No person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in our company have been paid.

Transfer of ordinary shares

        Subject to the restrictions contained in our post-offering amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or which is issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

  •
  a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Winding up; liquidation

        Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders. In addition, on the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the amount paid up on the shares held by them respectively. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. We are a "limited liability" company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively, held by them. Our post-offering amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on ordinary shares and forfeiture of ordinary shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase, redemption and surrender of ordinary shares

        The Companies Law and our post-offering amended and restated articles of association permit us to purchase our own shares. In accordance with our post-offering amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares

        All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General meetings of shareholders

        Shareholders' meetings may be convened by a majority of our board of directors or our chairman. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-third of all voting power of our share capital in issue.

Inspection of books and records

        Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find More Information."

No preemptive rights

        Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company under our post-offering amended and restated articles of association and the Companies Law.

Anti-takeover provisions

        Some provisions of our post-offering amended and restated articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Changes in capital

        We may from time to time by ordinary resolution:

  •
  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  sub-divide our existing shares, or any of them into shares of a smaller amount; or

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

        We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted company

        We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  is not required to open its register of members for inspection;

  •
  does not have to hold an annual general meeting;

  •
  may issue shares with no par value;

  •
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  may register as a limited duration company; and

  •
  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in corporate law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and similar arrangements

        A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (i) a special resolution of the shareholders and (ii) such other authorization, if any, as may be specified in such constituent company's articles of association.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of dissentient minority shareholder upon a takeover offer. When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' suits

        In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or a derivative action in the name of, a company to challenge the following acts in the following circumstances:

  •
  a company acts or proposes to act illegally or ultra vires;

  •
  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

Indemnification of directors and executive officers and limitation of liability

        Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association require us to indemnify our officers and directors against all actions, costs, charges, expenses, losses and damages incurred or sustained in their capacities as such unless such actions, costs, charges, expenses, losses and damages arise from dishonesty or fraud of such director or officer. This standard of conduct is generally the same as permitted under the Delaware corporation law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors' fiduciary duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held. Our post-offering amended and restated articles prohibit such approval by shareholders by way of unanimous written resolution.

Shareholder proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Cayman Islands law does not provide shareholders any right to put proposal before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our post-offering amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholders' meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

Cumulative voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholders' voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with interested shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company, are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders. The directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands law.

Dissolution; winding up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be dissolved, liquidated or wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of rights of shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of governing documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of non-resident or foreign shareholders

        There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of securities issuances

        In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were used in the below issuances.

  1.
  On December 8, 2016, we issued a convertible note at principal amount of approximately $8.7 million to Peak Asia Investment Holdings V Limited. The convertible note will expire on the fourth anniversary of date of the note. Upon the completion of this offering, we may redeem the convertible note in whole (but not in part) or issue any ordinary share equivalents to the series B preferred shares, which the convertible note is convertible to, at the agreed conversion price, as adjusted and subject to certain anti-dilution adjustments. For details, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Convertible note."

  2.
  On December 8, 2016, certain companies of our founders, being Pengai Hospital Management Corporation, Seefar Global holdings Limited and Jubilee Set Investments Limited, issued exchangeable notes at principal amounts of approximately $1.3 million, $6.4 million and $6.2 million, respectively, or an aggregate of approximately $13.9 million, to Peak Asia Investment Holdings V Limited. The exchangeable notes will expire on the fourth anniversary of date of the notes. At any time or before the maturity dates of the exchangeable notes, Peak Asia Investment Holdings V Limited has the right to require the exchangeable notes issuers to exchange the exchangeable notes, in whole, but not in part, for our series B preferred shares at any time. For details, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Exchangeable notes."

  3.
  On September 20, 2018, we entered into an investment agreement with Wise Sunny Limited, or the Wise Sunny Investment Agreement, pursuant to which we issued 408,778 ordinary shares to SCI Aesthetic Holding Co., Ltd., a wholly-owned subsidiary of Wise Sunny Limited, for total proceeds of RMB13.0 million ($1.9 million).

  4.
  Pursuant to the Wise Sunny Investment Agreement and its supplemental agreements dated November 1, November 15, and December 31, 2018, we issued to SCI Aesthetic Holding Co., Ltd. 175,094 ordinary shares and 214,347 ordinary shares for total considerations of US$802,900 and RMB6.8 million (US$1.0 million), respectively.

  5.
  On June 1, 2019, we issued 5,940,452 ordinary shares to Shengli Family Limited at par value.

  6.
  We have granted options to purchase our ordinary shares to certain of our directors, executive officers, employees and other eligible awardees of our Share Incentive Plan as described in "Management—Share Incentive Plan." As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options is 5,814,952.

Registration rights

        On November 15, 2018, we entered into an amended and restated shareholder and note holder agreement with certain of our investors, including IDG Technology Venture Investment IV, L.P., IDG-Accel China Growth Fund III L.P., IDG-Accel China IV Investors L.P., Peak Asia Investment Holdings V Limited and SCI Aesthetic Holding Co., Ltd.

        Pursuant to the shareholder and note holder agreement, our board of directors consists of eight directors. Subject to certain requirements, Peak Asia Investment Holdings V Limited is entitled to appoint two directors, IDG entities is entitled to appoint one director and holders of a majority of the voting power of the outstanding ordinary shares is entitled to appoint five directors, four of whom shall be our executive officers. In addition, under the shareholder and note holder agreement, our investors are entitled to registration rights and certain preferential rights, including, among others, information rights and right of participation to purchase and subscribe for their respective pro rata portions of new securities to be issued. Except for the registration rights, all the rights under the shareholder and note holder agreement, including the provisions governing the board of directors, will automatically terminate upon the completion of this offering.

        Pursuant to the shareholder and note holder agreement, we have granted certain registration rights to our investors. Such registration rights would terminate upon the earlier of (i) five years following the consummation of this offering or (ii) such time at which all registrable securities held by a shareholder proposed to be sold may be sold under Rule 144 of the Securities Act in any 90-day period without registration in compliance with Rule 144 of the Securities Act. Set forth below is a description of the registration rights granted under the agreement.

Demand registration rights

        At any time after the earlier of (i) December 8, 2020 or (ii) the date 12 months following the an initial public offering, upon a written request from the holders of at least 50% of the voting power of the registrable securities, we must file a registration statement covering the offer and sale of the registrable securities held by the requesting holders (a) representing at least twenty percent (20%) of the then outstanding registrable securities held by such holders, or (b) having an anticipated aggregate offering price, net of underwriting discounts and commissions, in excess of $5,000,000, on any internationally recognized exchange that is reasonably acceptable to such requesting holders. Registrable securities include, among others, our ordinary shares issued or to be issued upon conversion of the preferred shares.

        We are not obligated to effect a registration, among other things, if we have, within the 12-month period preceding the date of the request, already effected two registrations under the Securities. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once in any 12-month period.

F-3 or S-3 registration rights

        When we are eligible for registration on Form F-3 or S-3, upon a written request from any holder all registrable securities, we must effect a registration on Form F-3 or S-3 and any related qualification or compliance covering the offer and sale of the registrable securities.

        We are not obligated to effect a Form F-3 or S-3 registration, among other things, if we have, within the 12-month period preceding the date of the request, already effected two registrations under the Securities Act or if the holders of registrable securities proposed to sell at an aggregate price to the public less than $500,000. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise the deferral right for more than 90 days on any one occasion or more than once in any 12-month period.

Piggyback registration rights

        If we propose to file a registration statement under the Securities Act for purposes of effecting a public offering of our securities (including, but not limited to, registration statements relating to secondary offerings of our securities, but excluding registration statements relating to any employee benefit plan or a corporate reorganization), we must afford holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities then held. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration whether or not any holder has elected to include securities in such registration. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Expenses of registration

        We will pay all expenses relating to any demand, Form F-3 or S-3, or piggyback registration except for the underwriting discounts and selling commissions applicable to the sale of registrable securities and certain other limited exceptions.

Description of American Depositary Shares

American Depositary Shares

        Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of             ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, New York 10005, U.S.A. The principal executive office of the depositary is located at 60 Wall Street, New York, New York 10005, U.S.A.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

        We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See "—Jurisdiction and Arbitration."

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see "Where You Can Find More Information."

Holding the ADSs

How will you hold your ADSs?

        You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

  •
  Cash.  The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into

    U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

  •
  Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See "Taxation." It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

  •
  Shares.  For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

  •
  Elective Distributions in Cash or Shares.  If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

  •
  Rights to Purchase Additional Shares.  If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall, having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash.

    The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

    If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

    U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

    There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

  •
  Other Distributions.  Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

        Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sale—Lock-up agreements."

How do ADS holders cancel an American Depositary Share?

        You may turn in your ADSs at the depositary's corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

        If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder's ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

        The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

        Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our board of directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

        Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the Nasdaq Global Market and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

        As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•

To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

        As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

  •
  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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  Expenses incurred for converting foreign currency into U.S. dollars.

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  Expenses for cable, telex and fax transmissions and for delivery of securities.

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  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

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  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

  •
  Any applicable fees and penalties thereon.

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary's only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

        The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

        These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

  •
  are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

  •
  are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

  •
  are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

  •
  are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

  •
  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

  •
  disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

  •
  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

        The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Jurisdiction and Arbitration

        The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal courts.

Jury Trial Waiver

        The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

  •
  satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

  •
  compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

        The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

        You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

  •
  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our ordinary shares;

  •
  when you owe money to pay fees, taxes and similar charges;

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

  •
  other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

  •
  for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

        The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

Shares Eligible for Future Sale

        Before this offering, no public market existed in the United States for our ordinary shares or the ADSs. Upon completion of this offering, we will have            ADSs outstanding, representing            ordinary shares, or approximately        % of our outstanding ordinary shares, assuming the underwriters do not exercise its option to purchase additional ADSs (or approximately        % of our outstanding ordinary shares, if the underwriters exercise in full their option to purchase additional ADSs). All of the ADSs sold in this offering will be freely transferable by persons other than by our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. We intend to apply to list the ADSs on the Nasdaq Global Market, but we cannot assure you that a regular trading market will develop for the ADSs. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up agreements

        We, our directors and executive officers and certain other securityholders have agreed to lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending 180 days after the date of this prospectus, subject to certain exceptions.

Rule 144

        All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only under an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, including ordinary shares represented by ADSs or otherwise, which immediately after this offering will equal            ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs (or            ordinary shares if the underwriters exercise their option to purchase additional ADSs in full); or

  •
  the average weekly trading volume of our ordinary shares of the same class, including ordinary shares represented by ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us. In addition, in each case, shares held by our affiliates would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Convertible note

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Convertible note."

Registration rights

        See "Description of Share Capital—Registration rights."

 Taxation

        The following summary of Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law, to the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our counsel as to PRC law, and to the extent that the discussion relates to matters of U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of O'Melveny & Myers LLP, our counsel as to U.S. federal income tax law.

Cayman Islands taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the government of the Cayman Islands that are likely to be material to holders of ordinary shares except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of our ordinary shares or the ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

        Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor in Cabinet:

  (1)
  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and

  (2)
  that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares debenture or other obligations.

        The undertaking for us is for a period of twenty years from July 29, 2014.

People's Republic of China taxation

        We are a holding company incorporated in the Cayman Islands.

        Under the EIT Law and its implementation rules, an enterprise established outside of China with a "de facto management body" within China is considered a "resident enterprise," and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by

PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, all offshore enterprises controlled by a PRC enterprise or a PRC enterprise will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China only if all of the following conditions are met:

  (i)
  the primary location of the day-to-day operational management is in the PRC;

  (ii)
  decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

  (iii)
  the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and

  (iv)
  at least 50% of voting board members or senior executives habitually reside in China.

        We believe that none of Aesthetic Medical International Holdings Group Limited and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. Aesthetic Medical International Holdings Group Limited is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Aesthetic Medical International Holdings Group Limited meets all of the conditions above. Aesthetic Medical International Holdings Group Limited is a company incorporated outside China. As a holding company, some of its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. For the same reasons, we believe our other subsidiaries outside of China are also not PRC resident enterprises. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body."

        If the PRC tax authorities determine that Aesthetic Medical International Holdings Group Limited is a PRC resident enterprise for EIT purposes, we may be required to withhold tax at a rate of 10% on dividends we pay to our shareholders, including holders of the ADSs, that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of ADS or ordinary shares, if such income is treated as sourced from within China. Furthermore, gains derived by our non-PRC individual shareholders from the sale of our shares and ADSs may be subject to a 20% PRC withholding tax. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax (including withholding tax) on dividends received by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends realized by non-PRC individuals, it will generally apply at a rate of 20%. The PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of Aesthetic Medical International Holdings Group Limited would be able to claim the benefits of any tax treaty between their country of tax residence and China in the event that Aesthetic Medical International Holdings Group Limited is treated as a PRC resident enterprise.

        See "Risk factors—Risks related to doing business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders."

        Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in China, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double

Taxation and Tax Evasion on Income, the tax rate in respect to dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced tax rate: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced tax rate according to other relevant tax rules and regulations. Accordingly, our subsidiary Peng Oi Investment (Hong Kong) Holdings Limited may be able to enjoy the 5% tax rate for the dividends it receives from its PRC incorporated subsidiaries if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations and obtain the approvals as required. However, according to SAT Circular 81, if the relevant tax authorities determine our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable tax rate on dividends in the future.

        If our Cayman Islands holding company, Aesthetic Medical International Holdings Group Limited, is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs.

United States federal income taxation

        The following is a general discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by U.S. Holders (as defined below) that acquire the ADSs or ordinary shares in this offering and hold the ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended or the "Code". This discussion does not address any aspect of U.S. federal gift or estate tax, alternative minimum tax, the Medicare tax on net investment income, or the state, local or non-U.S. tax consequences of an investment in the ADSs and ordinary shares and is not intended to be relied upon, and cannot be relied upon, for the purpose of avoiding penalties that may be imposed under the tax laws of the United States. This discussion is based on the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings, court decisions and, if applicable in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, the income tax treaty between the United States and PRC (the "Treaty"), all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. No ruling has been obtained and no ruling will be requested from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of statements provided below.

        This discussion is not a complete description of all tax considerations that may be relevant to particular investors in light of their individual circumstances or investors subject to special tax rules, such as:

  •
  broker or dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

  •
  banks or certain financial institutions;

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  individual retirement accounts and other tax deferred accounts;

  •
  partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

  •
  regulated investments companies or real estate investment trusts;

  •
  persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

  •
  persons subject to special tax accounting rules as a result of any item of gross income with respect to ADSs or ordinary shares being taken into account in an "applicable financial statement" (as defined in section 451 of the Code);

  •
  persons whose functional currency for tax purposes is not the U.S. dollar;

  •
  U.S. expatriates;

  •
  persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

  •
  persons who acquired the ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

  •
  persons liable for alternative minimum tax; or

  •
  persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of our voting stock or (ii) the total value of all classes of our stock (including ADSs and ordinary shares).

        Prospective investors are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the ownership and disposition of the ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdictions.

        For purposes of the U.S. federal income tax discussion below, a "U.S. Holder" is a beneficial owner of ADSs or ordinary shares who or that is:

  •
  An individual citizen or resident of the United States for U.S. federal income tax purposes;

  •
  a corporation, or other entity classified as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

        For U.S. federal income tax purposes, income earned through an entity or arrangement classified as a partnership for U.S. federal income tax purposes is attributed to its owners. Accordingly, if an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the ADSs or ordinary shares, the tax treatment of a partner in such a partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them of an investment in ADSs or ordinary shares.

        If a U.S. Holder holds ADSs, for U.S. federal income tax purposes, the U.S. Holder generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs.

Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Dividends on ADSs and ordinary shares

        Subject to the "Passive Foreign Investment Company" discussion below, if we make cash distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on the ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

        With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains tax rate rather than the marginal tax rates generally applicable to ordinary income. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or in the preceding taxable year) generally will be treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. We expect that the ADSs, which we have applied to list on the Nasdaq Global Market, will be readily tradable on an established securities market in the United States. Since we do not expect our ordinary shares to be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced capital gains tax rate. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders of the ADSs that do not meet a minimum holding period requirement and certain other requirements will not be eligible for the reduced capital gain tax rate with respect to our dividends regardless of our status as a qualified foreign corporation. In the event that we are deemed to be a PRC resident enterprise under PRC tax law (see "Taxation—People's Republic of China taxation), we may be eligible for the benefits of the Treaty. Dividends we pay on the ADSs or ordinary shares to non-corporate U.S. Holders during the course of a taxable year during which we are eligible for such benefits would be eligible for the reduced capital gains tax rate, in the case of ordinary shares regardless of whether they are represented by the ADSs. You should consult your own tax advisor regarding the availability of the reduced capital gain tax rate for dividends paid with respect to the ADSs and ordinary shares.

        For U.S. foreign tax credit purposes, dividends we pay on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares (see "Taxation—People's Republic of China taxation"). Depending on your individual facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes (to the extent that such withholding taxes are not refundable under the Treaty) that may be imposed on dividends received on the ADSs or ordinary shares. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and other dispositions of ADSs or ordinary shares

        Subject to the "Passive Foreign Investment Company" discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Your adjusted tax basis will equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will generally be long-term capital gain or loss if your holding period in the ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations.

        Gains from dispositions of the ADSs or ordinary shares may be subject to PRC tax if such gains are deemed as income derived from sources within China for PRC tax purposes (see "Taxation—People's Republic of China taxation). In that case, a U.S. Holder's amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Any gain generally would constitute U.S. source income for foreign tax credit limitation purposes, which would generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat its gain as foreign source gain for foreign tax credit purposes. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You should consult your own tax advisors regarding your eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in your particular circumstances.

Passive foreign investment company

        If we were classified as a passive foreign investment company or "PFIC" in any taxable year in which you hold the ADSs or ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

        In general, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income (the "asset test"). For purposes of making the PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the gross income of any other corporation of which we are, directly or indirectly, a 25% or greater shareholder (by value). For purposes of the asset test, any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income.

        Based on assumptions as to our projections of the value of our outstanding ADSs and ordinary shares, our expected use of the proceeds from this offering and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year ending 2019, and the composition of our assets and income, we do not expect to be a PFIC for the current taxable year ending December 31, 2019 or in the foreseeable future. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is a factual determination that tested each taxable year and will depend on the composition of our assets and income in each such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years. Because PFIC status is a factual determination for each taxable year which cannot be made until after the close of the taxable year, our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

        If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain "excess distributions" we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an "excess distribution" or dispose of or are deemed to have disposed of, your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute "excess distributions" if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

        To compute the tax on "excess distributions" or any gain, (i) the "excess distribution" or the gain would be allocated ratably to each day in your holding period, (ii) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (iii) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (iv) an interest charge at the rate for underpayment of taxes for any period described under (iii) above would be imposed on the resulting tax liability on the portion of the "excess distribution" or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the reduced capital gain tax rate discussed in the "—Dividends on ADSs and Ordinary Shares" section above in the taxable year in which such distribution is made or in the preceding taxable year.

        Under certain attribution rules, if we were a PFIC, you would be deemed to own your proportionate share of lower-tier PFICs, and would be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC. Under the PFIC rules, if we were considered a PFIC at any time that you hold ADSs or ordinary shares, we would continue to be treated as a PFIC with respect to your ADSs or ordinary shares unless we have ceased to be a PFIC and you have made a "deemed sale" election under the PFIC rules.

        If we were a PFIC in any year, you would generally be able to avoid the "excess distribution" rules described above by making a timely so-called "mark-to-market" election with respect to your ADSs provided they are "marketable." The ADSs will be "marketable" as long as they remain regularly traded on a national securities exchange, such as the Nasdaq Global Market. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs as of the close of any taxable year and your adjusted tax basis in such ADSs. Any ordinary income resulting from this election would generally be taxed at ordinary income rates. Any ordinary losses would be deductible, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. If you make a mark-to-market election with respect to the ADSs, but for a later taxable year either the ADSs no longer constitute "marketable stock" or we cease being a PFIC, you will not be subject to the mark-to market rules described above for such taxable year. The mark-to-market election will not be available for any lower tier PFIC that you may be deemed to own pursuant to the attribution rules discussed above. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a "mark-to-market" election with respect to your ADSs.

        The PFIC rules provide for a separate election, referred to as a qualified electing fund election, which, if available, results in a tax treatment different (and generally less adverse than) the general PFIC tax treatment described above. That election, however, will not be available to you as we do not intend to provide the information you would need to make or maintain that election.

        If you own the ADSs or ordinary shares during any taxable year that we are a PFIC, you will generally be required to file an annual report containing such information as the United States Treasury Department may require. You are advised to consult with your own tax advisor concerning the U.S. federal income tax consequences of holding and disposing of the ADSs or ordinary shares if we are or become classified as a PFIC.

U.S. information reporting and backup withholding rules

        Dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if (i) a U.S. Holder is an exempt recipient, or if (ii) the U.S. Holder provides a taxpayer identification number, certifying that the U.S. Holder is not subject to backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against such U.S. Holder's U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

        Certain U.S. Holders who hold "specific foreign financial assets", including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. "financial institution" may be required to attach to their tax returns for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. You are advised to consult with its own tax advisor regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

        PROSPECTIVE INVESTORS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM OWNING OR DISPOSING OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

Underwriting

        We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Under the terms and subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated in the following table. Haitong International Securities Company Limited is acting as the representative of the underwriters.

Underwriters	Number of ADSs
Cantor Fitzgerald & Co.
Haitong International Securities Company Limited

Total

        The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally but not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters' option to purchase additional ADSs described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$            per ADS from the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representative.

        The underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC. Haitong International Securities Company Limited will offer the ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Haitong International Securities (USA) Inc.

        The address of Haitong International Securities Company Limited is 22/F Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong.

Option to purchase additional ADSs

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                    additional ADSs from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, the underwriters will become obligated, subject to certain conditions, to purchase the additional ADSs.

Commissions and expenses

        Total underwriting discounts and commissions to be paid to the underwriters represent        % of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Total Fees
	Per ADS	Without Exercise of Option to Purchase Additional ADSs	With Full Exercise of Option to Purchase Additional ADSs
Public offering price	$	$	$
Discounts and commissions paid by us	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million, which includes legal, accounting, and printing costs and various other fees associated with the registration of our ordinary shares and ADSs.

Lock-up agreements

        We, our directors and executive officers and certain other securityholders have agreed to lock-up restrictions in respect of our ordinary shares, ADSs, and/or any securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs, during the period ending         days after the date of this prospectus, subject to certain exceptions. Immediately after the completion of this offering, a total of                                    ordinary shares (representing approximately        % of our ordinary shares then issued and outstanding) will be subject to the lock-up agreements or other restrictions on transfer, assuming the underwriters do not exercise their option to purchase additional ADSs. See "Shares Eligible for Future Sale."

        Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representative of the underwriters, with our prior consent, agrees to release or waive the restrictions set forth in a lock-up agreement with one of our directors or officers and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by a press release through a major news service at least two business days before the effective date of the release or waiver.

Listing

        We intend to list the ADSs on the Nasdaq Global Market under the symbol "AIH."

Stabilization, short positions and penalty bids

        In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales in accordance with Regulation M under the Exchange Act, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts received by it because the representative has repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and any of these activities may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, the over-the-counter market or otherwise.

Electronic distribution

        A prospectus in electronic format will be made available on the websites maintained by the underwriters or one or more securities dealers. The underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Discretionary sales

        The underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. Such investment and trading activities may involve or relate to the assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Pricing of the offering

        Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

Selling restrictions

        No action has been taken in any jurisdiction (except in the U.S.) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

        Australia.    This prospectus:

  •
  does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

  •
  has not been, and will not be, lodged with the Australian Securities and Investments Commission, or the ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

  •
  does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a "retail client" (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

  •
  may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

        The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

        As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under

Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Canada

Resale restrictions

        The distribution of the ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian purchasers

        By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an "accredited investor" as defined under National Instrument 45-106—Prospectus Exemptions;

  •
  the purchaser is a "permitted client" as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

  •
  where required by law, the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of interest

        Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory rights of action

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of legal rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and eligibility for investment

        Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

        Cayman Islands.    This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

        Dubai International Financial Centre.    This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

        In relation to its use in the Dubai International Financial Centre, or the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

        In relation to each Member State of the European Economic Area Regulation, an offer of the ADSs to the public may not be made in that Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that, an offer of ADSs may be made to the public in that Member State at any time:

  •
  to any legal entity which is a qualified investor as defined under the Prospectus Regulation; or

  •
  to fewer than 150 natural or legal persons in a Member State (other than qualified investors as defined in the Prospectus Regulation); or

  •
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Regulation or any measure implementing the Prospectus Regulation in a Member State or of a supplement to a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the Company that it is a qualified investor within the meaning the Prospectus Regulation.

        For the purposes of this provision, the expression "an offer of the public" in relation to any ADS in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs.

        Hong Kong.    The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

        Japan.    ADSs will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        Kuwait.    Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

        Malaysia.    No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic

bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

        People's Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

        Qatar.    In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

        Saudi Arabia.    This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

        Singapore.    This prospectus or any other offering material relating to the ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (i) the ADSs have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such ADSs in Singapore, and (ii) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor as specified in Section 274 of the SFA, (b) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Notification under Section 309B(1)(c) of the SFA

        The company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the ADSs are (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment

Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

        Switzerland.    The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

        Taiwan.    The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

        United Arab Emirates.    The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

        United Kingdom.    This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as "relevant persons"). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

 Legal Matters

        We are being represented by O'Melveny & Myers LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by King & Wood Mallesons. O'Melveny & Myers LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Latham & Watkins may rely upon King & Wood Mallesons with respect to matters governed by PRC law.

Experts

        The consolidated financial statements as of December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People's Republic of China.

 Expenses Relating to This Offering

        The following table sets forth the total expenses, other than the underwriting discounts and commissions, that are expected to be incurred and payable by us in connection with the offer and sale of ADSs by us. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the Nasdaq Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$
FINRA filing fee
Nasdaq Global Market listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous expenses

Total	$

Where You Can Find More Information

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to the ordinary shares represented by the ADSs offered and sold hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the ADSs offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

        We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders and Section 16 short-swing profit reporting for our officer, directors and holders of more than 10% of our ordinary shares.

Aesthetic Medical International Holdings Group Limited

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aesthetic Medical International Holdings Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aesthetic Medical International Holdings Group Limited and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in equity, and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP
Shenzhen, the People's Republic of China
1 July 2019

We have served as the Company's auditor since 2013.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	2016	2017	2018
		RMB'000	RMB'000	RMB'000
Revenue	5	584,857	697,396	761,306
Cost of sales and services rendered	6	(217,339)	(234,522)	(258,567)

Gross profit		367,518	462,874	502,739
Selling expenses	6	(231,229)	(300,362)	(333,526)
General and administrative expenses	6	(121,763)	(92,836)	(115,485)
Finance income	8	309	868	322
Finance costs	8	(2,920)	(6,581)	(9,244)
Other gains, net		1,704	9,334	12,118
Fair value gain/(loss) of convertible redeemable preferred shares	25	49,027	(85,461)	(226,248)
Fair value loss of convertible note	26	—	(1,283)	(9,152)
Fair value loss of exchangeable note liabilities	27	—	(38,307)	(56,925)
Fair value loss of derivative financial instrument		—	—	(301)
Share of profits/(losses) of investments accounted for using the equity method	14	1,594	(1,415)	1,730

Profit/(loss) before income tax		64,240	(53,169)	(233,972)
Income tax expense	9	(13,713)	(19,260)	(18,508)

Profit/(loss) for the year		50,527	(72,429)	(252,480)

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences		148	(215)	1,088

Total other comprehensive income/(loss) for the year, net of tax		148	(215)	1,088

Total comprehensive income/(loss) for the year		50,675	(72,644)	(251,392)

Profit/(loss) attributable to:
Owners of the Company		50,350	(76,675)	(255,237)
Non-controlling interests		177	4,246	2,757

Profit/(loss) for the year		50,527	(72,429)	(252,480)

Earnings/(loss) per share for profit/(loss) attributable to owners of the company (in RMB per share)
—Basic	10	1.23	(1.87)	(6.22)
—Diluted	10	0.02	(1.87)	(6.22)
Total comprehensive income/(loss) attributable to:
Owners of the Company		50,498	(76,890)	(254,149)
Non-controlling interests		177	4,246	2,757

Total comprehensive income/(loss) for the year		50,675	(72,644)	(251,392)

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	Note	2017	2018	2018 Pro forma (Unaudited) (Note 2.28)
		RMB'000	RMB'000	RMB'000
ASSETS
Non-current assets
Property, plant and equipment	11	210,286	235,028	235,028
Investment properties	12	18,155	47,168	47,168
Intangible assets	13	61,803	67,712	67,712
Investments accounted for using the equity method	14	32,988	26,244	26,244
Prepayments and deposits	15	6,904	5,166	5,166
Amounts due from related parties	34	628	—	—
Loans to directors	34	7,600	—	—
Deferred income tax assets	21	11,922	12,254	12,254

		350,286	393,572	393,572

Current assets
Inventories	16	25,041	21,143	21,143
Trade receivables	15	10,015	10,760	10,760
Other receivables, deposits and prepayments	15	48,286	89,480	89,480
Amounts due from related parties	34	34,667	55,354	55,354
Cash and cash equivalents	17	105,345	101,886	101,886

		223,354	278,623	278,623
Assets held-for-sale	18	4,344	4,344	4,344

		227,698	282,967	282,967

Total assets		577,984	676,539	676,539

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	19	259	265	367
Accumulated losses		(113,808)	(373,920)	(373,920)
Other reserves	20	66,684	95,245	571,255

		(46,865)	(278,410)	197,702
Non-controlling interests		24,625	29,054	29,054

Total (deficit)/equity		(22,240)	(249,356)	226,756

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

	Note	2017	2018	2018 Pro forma (Unaudited) (Note 2.28)
		RMB'000	RMB'000	RMB'000
LIABILITIES
Non-current liabilities
Borrowings	22	23,980	19,876	19,876
Convertible redeemable preferred shares	25	249,864	476,112	—
Convertible note	26	61,446	70,598	70,598
Exchangeable note liabilities	27	128,820	185,745	185,745
Derivative financial instrument	19	—	301	301
Deferred income tax liabilities	21	2,648	1,971	1,971

		466,758	754,603	278,491

Current liabilities
Trade payables	23	16,808	14,356	14,356
Accruals, other payables and provisions	23	58,007	57,992	57,992
Amounts due to related parties	34	12,061	218	218
Contract liabilities	24	5,091	5,996	5,996
Borrowings	22	22,020	77,130	77,130
Current income tax liabilities		17,490	13,611	13,611

		131,477	169,303	169,303
Liabilities held-for-sale	18	1,989	1,989	1,989

		133,466	171,292	171,292

Total liabilities		600,224	925,895	449,783

Total equity and liabilities		577,984	676,539	676,539

        The above consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to owners of the Company
	Share capital	Reserves (Note 20)	Accumulated losses	Sub-total	Non- controlling interests	Total equity/ (deficit)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January 2016	259	115,490	(77,947)	37,802	22,405	60,207

Comprehensive income
Profit for the year	—	—	50,350	50,350	177	50,527
Currency translation differences	—	148	—	148	—	148

Total comprehensive income for the year	—	148	50,350	50,498	177	50,675

Transactions with owners
Transfer to statutory reserve	—	5,118	(5,118)	—	—	—
Exchangeable note liabilities (Note 27)	—	(51,311)	—	(51,311)	—	(51,311)
Transactions with non-controlling shareholders (Note 31)	—	(7,082)	—	(7,082)	(2,293)	(9,375)
Dividend to non-controlling shareholders	—	—	—	—	(1,195)	(1,195)

Total transactions with owners	—	(53,275)	(5,118)	(58,393)	(3,488)	(61,881)

Balance at 31 December 2016 and 1 January 2017	259	62,363	(32,715)	29,907	19,094	49,001
Comprehensive income
Loss for the year	—	—	(76,675)	(76,675)	4,246	(72,429)
Currency translation differences	—	(215)	—	(215)	—	(215)

Total comprehensive loss for the year	—	(215)	(76,675)	(76,890)	4,246	(72,644)

Transactions with owners
Transfer to statutory reserve	—	5,475	(5,475)	—	—	—
Transactions with non-controlling shareholders (Note 31)	—	118	—	118	(988)	(870)
Capital contribution from non-controlling interests	—	—	—	—	1,720	1,720
Business combinations (Note 29)	—	—	—	—	5,049	5,049
Disposal of a subsidiary due to loss of control	—	(1,057)	1,057	—	(1,279)	(1,279)
Dividend to non-controlling shareholders	—	—	—	—	(3,217)	(3,217)

Total transactions with owners	—	4,536	(4,418)	118	1,285	1,403

Balance at 31 December 2017 and 1 January 2018	259	66,684	(113,808)	(46,865)	24,625	(22,240)

Comprehensive income
Loss for the year	—	—	(255,237)	(255,237)	2,757	(252,480)
Currency translation differences	—	1,088	—	1,088	—	1,088

Total comprehensive loss for the year	—	1,088	(255,237)	(254,149)	2,757	(251,392)

Transactions with owners
Transfer to statutory reserve	—	4,875	(4,875)	—	—	—
Transactions with non-controlling shareholders (Note 31)	—	(3,079)	—	(3,079)	2,308	(771)
Capital contribution from non-controlling interests	—	—	—	—	1,620	1,620
Disposal of a subsidiary due to loss of control	—	(17)	—	(17)	85	68
Dividend to non-controlling shareholders	—	—	—	—	(2,341)	(2,341)
Issuance of shares (Note 19)	6	25,694	—	25,700	—	25,700

Total transactions with owners	6	27,473	(4,875)	22,604	1,672	24,276

Balance at 31 December 2018	265	95,245	(373,920)	(278,410)	29,054	(249,356)

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	2016	2017	2018
		RMB'000	RMB'000	RMB'000
Cash flows from operating activities
Cash generated from operations	28	57,610	97,791	29,864
Income tax paid		(5,526)	(20,812)	(24,970)

Net cash generated from operating activities		52,084	76,979	4,894

Cash flows from investing activities
Net cash used in business combinations	29	—	(29,600)	(2,978)
Proceeds from disposal of property, plant and equipment		—	—	23
Purchase of property, plant and equipment		(38,642)	(47,496)	(45,516)
Purchase of investment properties		—	—	(31,452)
Purchase of intangible assets	13	(532)	(162)	(733)
Decrease in pledged bank deposits		—	20,000	—
Investment in associates		—	(18,306)	—
Interest income received		309	868	322
Dividend received from an associate		—	—	3,225
Proceeds from disposal of subsidiaries	30	—	5,501	927

Net cash used in investing activities		(38,865)	(69,195)	(76,182)

Cash flows from financing activities
Proceeds from borrowings		11,953	46,000	108,620
Proceeds from convertible note		60,163	—	—
Repayment of borrowings		—	(65,239)	(57,881)
Acquisition of further interests in subsidiaries from non-controlling shareholders	31	(14,385)	(1,290)	—
Disposal of interest in subsidiaries without loss of control	31	5,010	420	—
Interest paid		(2,920)	(6,581)	(8,977)
Capital contribution from non-controlling interests		—	1,720	1,620
Dividends paid to non-controlling interests		(1,195)	(3,217)	(2,341)
Issuance of shares		—	—	25,700

Net cash generated from/(used in) financing activities		58,626	(28,187)	66,741

Net increase/(decrease) in cash and cash equivalents		71,845	(20,403)	(4,547)
Cash and cash equivalents at beginning of the year		60,465	129,626	106,006
Effect of changes in foreign exchange rates		(2,684)	(3,217)	1,088

Cash and cash equivalents at end of the year	17	129,626	106,006	102,547

Analysis of the balances of cash and cash equivalents at 31 December
Bank and cash balances		129,626	106,006	102,547
Less: Assets held-for-sale		(661)	(661)	(661)

	17	128,965	105,345	101,886

The above consolidated statements of cash flow should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 General information

        Aesthetic Medical International Holdings Group Limited (the "Company") was incorporated in the Cayman Islands on 27 May 2011 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Vistra (Cayman) Limited, P.O. Box 31119, Seven Mile Beach, Grand Pavilion, Hibiscus Way, Grand Cayman, Cayman Islands.

        Pursuant to a shareholders' resolution passed on 16 March 2015, English name of the Company changed from "Pengai Hospital Management Corporation" to "Pengai Aesthetic Medical Group". Pursuant to a special resolution passed on 12 April 2017, English name of the Company changed from "Pengai Aesthetic Medical Group" to "China Aesthetic Healthcare Group". Pursuant to a special resolution passed on 11 July 2018. English name of the Company changed from "China Aesthetic Healthcare Group" to "Aesthetic Medical International Holdings Group Limited".

        The principal activities of the Company and its subsidiaries (together, the "Group") are engaged in the provision of non-surgical aesthetic medical services, surgical aesthetic medical services, other aesthetic medical services and general healthcare services in the People's Republic of China (the "PRC"). The principal activities of the subsidiaries are set out in Note 35.

        These consolidated financial statement are presented in Renminbi ("RMB") and rounded to the nearest thousand yuan, unless otherwise stated.

2 Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1   Basis of preparation

        The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of convertible redeemable preferred shares ("Series A Preferred Shares"), convertible note, exchangeable note liabilities and derivative financial instrument, which are carried at fair value.

        The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

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2 Summary of significant accounting policies (Continued)

2.2   Changes in accounting policy and disclosures

2.2.1  New standards and amendments to standards adopted by the Group

        The following new standards and amendments to standards are mandatory for accounting periods beginning on or after 1 January 2018. The adoption of these new standards and amendments to standards does not have significant impact to the results and financial position of the Group:

IFRS 9	Financial Instruments
IFRS 15	Revenue from Contracts with Customers

IFRS 9

        IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets, and hedge accounting. The adoption of IFRS 9 resulted in changes in accounting policies. New accounting policies are set out in note 2.11 below.

        The Group has two types of financial assets that are subject to new expected credit loss model under IFRS 9.

  •
  Trade receivables; and

  •
  Other financial assets at amortised cost

        The Group is required to revise its impairment methodology under IFRS 9 for each of these classes of assets.

        While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Impairment of financial assets

Trade receivables

        The Group applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected losses for all trade receivables.

        To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. Future cash flows for each group receivable are estimated on the basis of historical loss experience, adjusted to reflect the effects of current conditions as well as forward looking information. Trade receivables in dispute are assessed individually for impairment allowance and determined whether specific provisions are required. Trade receivables are written off when there is no reasonable expectation of recovery.

        The Group has assessed the adoption of expected credit loss model on trade receivables and the change in impairment methodologies has no significant impact to the Group's consolidated financial statements and the opening loss allowance as at 1 January 2018 is not restated.

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Other financial assets carried at amortised cost

        The Group's other financial assets carried at amortised cost include other receivables, deposits and prepayments in the consolidated balance sheet. The impairment loss of other financial assets carried at amortised cost is measured based on the 12-month expected credit loss. The 12-month expected credit loss is the portion of lifetime expected credit loss that results from default events on a financial instrument that are possible within 12 months after the reporting date. However when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime expected credit loss.

        The Group has assessed the adoption of expected credit loss model on other receivables, deposits and prepayments and the change in impairment methodologies has no significant impact to the Group's consolidated financial statements and the opening loss allowance as at 1 January 2018 is not restated.

IFRS 15

        IFRS 15 replaces the previous revenue standards: IFRS 18 Revenue and IFRS 11 Construction Contracts, and the related Interpretations on revenue recognition. IFRS 15 establishes a comprehensive framework for determining when to recognise revenue and how much revenue to recognise through a five-step approach: (1) Identify the contract(s) with customer; (2) Identify separate performance obligations in a contract; (3) Determine the transaction price; (4) Allocate transaction price to performance obligations; and (5) Recognise revenue when performance obligation is satisfied. The core principle is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. It moves away from a revenue recognition model based on an 'earnings processes' to an 'asset-liability' approach based on transfer of control.

        The Group has adopted IFRS 15 from 1 January 2018 which resulted in changes in accounting policies. The new accounting policies are set out in notes 2.23 below. In accordance with the transitional provisions in IFRS 15, the Group has adopted the modified retrospective approach and comparative figures have not been restated.

        The impact on the Group's financial position by the application of IFRS 15 is as follows:

	31 December 2017 As previously stated	Reclassification	1 January 2018 Restated
	RMB'000	RMB'000	RMB'000
Consolidated balance sheet (extract):
—Contract liabilities	—	5,091	5,091
—Deferred revenue	5,091	(5,091)	—

        Reclassification of advance payments received from customers was made from "Deferred revenue" to "Contract liabilities" to reflect the terminology used under IFRS 15.

        The adoption of IFRS 15 has no other material impact to the Group's consolidated financial statements other than changes in disclosures.

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2 Summary of significant accounting policies (Continued)

2.2.2  New standards, amendments to standards and interpretations not yet adopted

        The following are new standards, amendments to standards and interpretations which have been issued but are not effective and have not been early adopted. The Group plans to adopt these new standards, amendments to standards and interpretations when they become effective:

Effective for accounting periods beginning on or after
IFRS 16	Leases	1 January 2019
IFRIC—Int 23	Uncertainty over Income Tax Treatments	1 January 2019
Amendment to IAS 19	Employee Benefits	1 January 2019
Amendment to IFRS 9	Prepayment features with negative compensation	1 January 2019
IFRS 17	Insurance Contract	1 January 2022
IFRS 3	Definition of business	1 January 2020
Amendments to IAS 1 and IAS 8	Definition of material	1 January 2020
Amendments to IAS 28	Investment in Associates and Joint Ventures	1 January 2019
Annual Improvement Project	Annual improvements 2015 - 2017 cycle	1 January 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

        The Group will adopt the above new or revised standards, amendments and interpretations to existing standards as and when they become effective. Management is in the process of assessing the impact of these standards, amendments and interpretations to existing IFRS. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

IFRS 16 Leases

        IFRS 16 will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change. The standard will affect primarily the accounting for the Group's operating leases.

        As at 31 December 2018, the Group has non-cancellable operating lease commitments of RMB201,286,000 million (Note 33(b)). However, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group's profit and classification of cash flows. Some of the commitments may be covered by the exception for short-term and low value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16.

        The new standard is mandatory for financial years commencing on or after 1 January 2019. The Group does not adopt the standard before its effective date.

        The Group adopts IFRS 16 from 1 January 2019 and does not restate comparatives, as permitted under the transitional provisions in the standard. The reclassifications and the adjustments arising from

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2 Summary of significant accounting policies (Continued)

the new leasing rules are therefore recognised in the opening consolidated balance sheet on 1 January 2019. On adoption of IFRS 16, the Group recognises lease liabilities in relation to leases which had previously been classified as 'operating lease rental expenses' under the principles of IAS 17 "Leases". These liabilities are measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate as of 1 January 2019. The Group has already commenced the assessment of the impact to the Group and consider the application of IFRS 16 in the future may have a material impact on the Group's consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect until the Group performs a detailed review.

2.3   Subsidiaries

Consolidation

        A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

(a)
Business combinations

          The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

          The Group recognises any non-controlling interest in the acquiree on an acquisition-by- acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or the present ownership interests' proportionate share in the recognised amounts of the acquiree's identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

          Acquisition-related costs are expensed as incurred.

          If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in consolidated statement of comprehensive income.

          Any contingent consideration to be transferred by the Group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IFRS 9 in consolidated statement of comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

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          The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income.

          Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group's accounting policies.

(b)
Changes in ownership interests in subsidiaries without change of control

          Transactions with non-controlling interests that do not result in a loss of control are accounted for as equity transactions—that is, as transactions with the owners of the subsidiary in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c)
Disposal of subsidiaries

          When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in consolidated statement of comprehensive income. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. It means the amounts previously recognised in other comprehensive income are reclassified to consolidated statement of comprehensive income or transferred to another category of equity as specified/permitted by applicable IFRSs.

(d)
Contractual arrangements with respect to equity interests in certain PRC subsidiaries

          Since the Industry Catalog for Guiding Foreign Investment (Revision 2015) became effective in April 2015, PRC law only allows foreign investment in PRC medical institutions through joint venture entities, and the foreign shareholding in these entities is limited to 70.0%. The Company historically held more than 70.0% equity interest in certain of its PRC subsidiaries that are medical institutions which the Company acquired or established after the effective date of the Industry Catalog for Guiding Foreign Investment (Revision 2015). The Company had decreased its shareholding to 70.0% in such PRC subsidiaries by transferring excessive equity interests to Dr. Zhou Pengwu and certain employees of the Group in 2018. In connection with such equity transfer and Dr. Zhou Pengwu's shareholding in Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. which he acquired from other shareholders in 2018, the Company entered into a series of contractual arrangements ("Contractual Arrangements") with Dr. Zhou Pengwu, Shenzhen Pengai Hospital Investment Management Co., Ltd ("Shenzhen Pengai Investment"), Yantai Pengai Jiayan Aesthetic Medical Hospital Co., Ltd., Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd., Chongqing Pengai Aesthetic Medical Hospital Co., Ltd., Changsha Pengai Aesthetic Medical Hospital Co., Ltd.,

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2 Summary of significant accounting policies (Continued)

  Shanghai Pengai Aesthetic Medical Clinic Co., Ltd., Shenzhen Pengai Xiuqi Aesthetic Medical Hospital Co., Ltd. and Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd. (collectively "Relevant Subsidiaries") and Ms. Ding Wenting in 2018 with respect to the 24.0%, 10.0%, 25.0%, 9.0%, 10.0%, 22.0% and 15.0% equity interests in the respective aforementioned Relevant Subsidiaries ("Target Equity Interests"). These Contractual Arrangements enable the Company to (i) exercise control over the Target Equity Interests in the Relevant Subsidiaries; (ii) receive economic benefits from the Target Equity Interests in Relevant Subsidiaries; and (iii) have an exclusive option to purchase all or part of the Target Equity Interests when and to the extent permitted by PRC laws.

        The principal terms of the Contractual Arrangements are described below:

  (i)
  .  Loan agreement

            Shenzhen Pengai Investment, as the lender, entered into certain loan agreements with Dr. Zhou Pengwu, as the borrower. Pursuant to each of these loan agreements, Shenzhen Pengai Investment agrees to extend a loan to Dr. Zhou Pengwu in an equivalent amount to the purchase price to be paid by Dr. Zhou Pengwu for acquiring the Target Equity Interests. Pursuant to each of these loan agreements, Dr. Zhou Pengwu shall repay the loan by transferring the current and future economic interest of the Target Equity Interests to Shenzhen Pengai Investment.

  (ii)
  .  Economic interest transfer agreement

            Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain economic interest transfer agreements. Pursuant to each of these economic interest transfer agreements, the economic interest in relation to the Target Equity Interests currently held and subsequently acquired by Dr. Zhou Pengwu, including but not limited to (i) incomes arising from the disposal of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (ii) dividends and bonus obtained on the basis of the Target Equity Interests (including derivative equity interest of the Target Equity Interests) under any circumstance; (iii) residual assets and other economic profits allocated after the liquidation of the Relevant Subsidiaries, and (iv) any other cash income, property and economic benefit arising from the Target Equity Interests (including derivative equity interest of the Target Equity Interests), shall be transferred to Shenzhen Pengai Investment. Upon the execution of each economic interest transfer agreement, the repayment obligation of Dr. Zhou Pengwu under each loan agreement is deemed fully discharged.

  (iii)
  .  Exclusive option agreement

            Dr. Zhou Pengwu, Shenzhen Pengai Investment and each of the Relevant Subsidiaries entered into certain exclusive option agreements. Pursuant to these exclusive option agreements, Dr. Zhou Pengwu irrevocably granted Shenzhen Pengai Investment an exclusive right to purchase, or have its designated person(s) to purchase, at its discretion, all or part of his equity interest in the Relevant Subsidiaries, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of Dr. Zhou Pengwu and the Relevant Subsidiaries undertakes that, among others, without the prior written consent of Shenzhen Pengai Investment, he or it shall or shall cause the Relevant Subsidiaries not to declare any

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2 Summary of significant accounting policies (Continued)

    dividends or distribute any residual profits, change or amend its articles of association, increase or decrease its registered capital, or change its structure of registered capital in other manners. In the event that Dr. Zhou Pengwu increases its capital injection into the Relevant Subsidiaries, Dr. Zhou Pengwu undertakes and confirms that any additional equity so acquired shall be subject to the purchase option. Unless terminated by Shenzhen Pengai Investment at its sole discretion, the exclusive option agreement will remain effective until all equity interest in the Relevant Subsidiaries held by Dr. Zhou Pengwu are transferred or assigned to Shenzhen Pengai Investment or its designated person(s).

  (iv)
  .  Power of attorney

            Pursuant to relevant power of attorney executed by Dr. Zhou Pengwu, he has irrevocably authorized Shenzhen Pengai Investment or its designated person(s) to exercise all of such shareholder's voting and other rights associated with the Target Equity Interests in each of the Relevant Subsidiaries, including but not limited to, the right to attend shareholder meetings, the right to vote, the right to sell, transfer, pledge or dispose of the Target Equity Interests and the right to appoint legal representatives, directors and other management. The proxy agreement remains effective as long as Dr. Zhou Pengwu remains a shareholder of the Relevant Subsidiary, unless Shenzhen Pengai Investment has given contrary written instructions.

  (v)
  .  Equity interest pledge agreement

            Dr. Zhou Pengwu as pledgor, Shenzhen Pengai Investment as pledgee, and each of the Relevant Subsidiaries entered into certain equity interest pledge agreements. Pursuant to these equity interest pledge agreements, Dr. Zhou Pengwu has pledged all of the Target Equity Interests in Relevant Subsidiaries and agreed to pledge all future equity interest in the Relevant Subsidiaries acquired by him to Shenzhen Pengai Investment to guarantee the performance by Dr. Zhou Pengwu and the Relevant Subsidiaries of their respective obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. If the Relevant Subsidiaries or Dr. Zhou Pengwu breach any obligations under these agreements, Shenzhen Pengai Investment, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Dr. Zhou Pengwu shall not permit the existence of any security interest or other encumbrance on the pledged equity interest or any portion thereof, without the prior written consent of Shenzhen Pengai Investment and the Relevant Subsidiaries shall not assent to or assist in such actions. These equity interest pledge agreements will remain effective until Dr. Zhou Pengwu discharge all the obligations under the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney and the full payment of all direct, indirect and derivative losses and losses of anticipated profits, suffered by the pledgee, incurred as a result of any breach by Dr. Zhou Pengwu or the Relevant Subsidiaries under these agreements or invalidity, revocation and termination of any of these agreements.

  (vi)
  .  Spousal consent letter

            Pursuant to relevant spousal consent letters executed by Ms. Ding Wenting, she unconditionally and irrevocably agreed that the equity interest in each of the Relevant

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    Subsidiaries held or to be held by Dr. Zhou Pengwu and registered or to be registered in his name will be disposed of pursuant to the loan agreement, the economic interest transfer agreement, the exclusive option agreement and the power of attorney. Ms. Ding Wenting agreed not to assert any rights over the equity interest in the Relevant Subsidiaries held or to be held by Dr. Zhou Pengwu. In addition, in the event that Ms. Ding Wenting obtains any equity interest in each of the Relevant Subsidiaries for any reason, she agreed to be bound by the Contractual Arrangements.

Risks in relation to the Contractual Arrangements

        In the opinion of the Company's management, the Contractual Arrangements are in compliance with the current PRC laws and are legally binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company's ability to enforce these contractual arrangements.

        In January 2015, the Ministry of Commerce ("MOFCOM"), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises ("FIE") Law, that appears to include contractual arrangements within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control". If the Draft FIE Law is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Company's contractual arrangements, and as a result, the Relevant Subsidiaries could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Company's ability to use the contractual arrangements and the Company's ability to conduct business through the contractual arrangements could be severely limited.

        The Company's ability to control the Target Equity Interests in the Relevant Subsidiaries also depends on the power of attorney exercised by Shenzhen Pengai Investment to vote on all matters requiring shareholders' approvals in the Relevant Subsidiaries. As noted above, the Company believes these power of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Company's corporate structure or the contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

  •
  revoke the Contractual Arrangements;

  •
  impose fines, confiscating the income from the Relevant Subsidiaries, or imposing other requirements with which the Company may not be able to comply;

  •
  discontinue or restrict the Company's operations in the PRC;

  •
  impose conditions or requirements with which the Company may not be able to comply; or

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2 Summary of significant accounting policies (Continued)

  •
  take other regulatory or enforcement actions that could be harmful to the Company's business.

        The imposition of any of these restrictions or actions may result in a material adverse effect on the Company's ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the Relevant Subsidiaries or the right to receive their economic benefits, the Company may no longer be able to consolidate the financial statements of the Relevant Subsidiaries. In the opinion of management, the likelihood of losing the benefits in respect of the Company's current ownership structure or the contractual arrangements is remote.

2.4   Associates

        An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor's share of the comprehensive income of the investee after the date of acquisition. The Group's investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group's share of the net fair value of the associate's identifiable assets and liabilities is accounted for as goodwill.

        If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income is reclassified to profit or loss where appropriate.

        The Group's share of post-acquisition profit or loss is recognised in the statement of comprehensive income, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

        The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognises the amount adjacent to 'share of profit of investments accounted for using equity method' in the consolidated statement of comprehensive income.

        Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognised in the Group's financial statements only to the extent of unrelated investor's interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

        Gain or losses on dilution of equity interest in associates are recognised in the consolidated statement of comprehensive income.

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2.5   Segment reporting

        Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which is the Board of Directors. In the respective periods presented, the Company had one single operating and reportable segment, namely the provision of non- surgical aesthetic medical services, surgical aesthetic medical services, other aesthetic medical services and general healthcare services. As the Company's long-lived assets are substantially all located in the PRC and substantially all of the Company's revenue is derived from within the PRC, no geographical information is presented.

2.6   Foreign currency translation

(a)
Functional and presentation currency

          Items included in the consolidated financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is the Company's functional and the Group's presentation currency.

(b)
Transactions and balances

          Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re- measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in consolidated statement of comprehensive income.

          Exchange differences on Series A Preferred Shares, convertible note and exchangeable note liabilities were recorded in "fair value gain/(loss) of convertible redeemable preferred shares", "fair value loss of convertible note" and "fair value loss of exchangeable note liabilities", respectively.

(c)
Group companies

          The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  (i)
  assets and liabilities for each balance sheet presented are translated at the closing rate at the reporting date;

  (ii)
  income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

  (iii)
  all resulting exchange differences are recognised in other comprehensive income.

          Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Currency translation differences arising are recognised in other comprehensive income.

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2.7   Property, plant and equipment

        Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

        Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the consolidated statement of comprehensive income during the financial period in which they are incurred.

        Depreciation of property, plant and equipment is calculated using the straight-line method to allocate cost of each asset to their residual values over their estimated useful lives, as follows:

• Leasehold improvements	Shorter of remaining lease term and the estimated useful lives of the assets
• Machinery and equipment	10 years
• Office equipment, furniture, fixture and motor vehicles	5 - 10 years
• Buildings	20 years

        The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

        An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

        Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within "general and administrative expenses" in the consolidated statement of comprehensive income.

2.8   Investment properties

        Properties that are held for long-term rental yields or for capital appreciation or both, and that are not occupied by the companies in the Group, are classified as investment properties in the consolidated financial statements. Investment properties are carried at historical costs, including related transaction costs, less depreciation and impairment. Depreciation of the investment properties are calculated using the straight-line method to allocate cost over their estimated lives of 20 to 25 years.

        Subsequent expenditure is included to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in consolidated statement of comprehensive income during the financial periods in which they are incurred.

2.9   Intangible assets

(a)
Goodwill

          Goodwill arises on the acquisition of subsidiaries represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition- date fair

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  value of any previous equity interest in the acquiree over the fair value of the identified net assets acquired.

          For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units ("CGUs"), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

          Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognised immediately as an expense and is not subsequently reversed.

(b)
Computer software

          Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring the specific software into usage. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Cost associated with maintaining computer software programmes are recognised as an expense as incurred.

(c)
Medical licenses and tradenames

          Medical licenses and tradenames acquired through business combinations are initially recognised at fair value. Medical licences are amortised on a straight-line basis over respective license periods (ranged from 2 to 16 years). Tradenames are amortised on a straight-line basis over respective useful lives of 19 to 20 years.

2.10 Impairment of non-financial asset

        Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For purposes of periodic impairment assessment performed at each reporting date, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.11 Financial assets

2.11.1  Classification

        The Group classifies its financial assets in the following measurement categories:

            (i)  those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and

           (ii)  those to be measured at amortised cost.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

        The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

        At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

        For assets measured at fair value, gain and loss will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

        The Group reclassifies debt investments when and only when its business model for managing those assets changes.

2.11.2  Recognition and measurement

Debt instruments

        Subsequent measurement of debt instruments depends on the Group's business model for managing the asset and the cash flow characteristics of the asset. There are two measurement categories into which the Group classifies its debt instruments:

  •
  Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognised in the consolidated statement of profit or loss when the asset is derecognised or impaired. Interest income from these financial assets is included in finance income using the effective interest rate method.

  •
  Fair value through profit or loss: Assets that do not meet the criteria for amortised cost or financial assets at fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognised in profit or loss and presented net in 'other gains, net' in the period in which it arises.

Equity instruments

        The Group subsequently measures all equity investments at fair value. Where the Group's management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group's right to receive payments is established.

        Changes in the fair value of financial asset at fair value through profit or loss are recognised in other (losses)/gains, net in the consolidated statement of comprehensive income as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

2.11.3  Derecognition

        Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

2.11.4  Accounting policies applied until 31 December 2017

        The Group has applied IFRS 9 retrospectively, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the Group's previous accounting policy.

  (a)
  Classification

    Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables comprise "trade and other receivables", "deposits", "amounts due from related parties", "pledged bank deposits" and "cash and cash equivalents" in the consolidated balance sheets.

  (b)
  Recognition and measurement

    Loans and receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment, if any. A provision for impairment of loans and receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

  (c)
  Impairment of financial assets

    Assets carried at amortised cost

    The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

    Evidence of impairment may include indicators that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

    For loans and receivables category, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

    the loss is recognised in the consolidated statement of comprehensive income. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an investment's fair value using an observable market price.

    If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the reversal of the previously recognised impairment loss is recognised in the consolidated statement of comprehensive income.

2.12 Offsetting financial instruments

        Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.13 Impairment of financial assets

        The Group has the following types of financial assets subject to IFRS 9's expected credit loss model:

  •
  Trade receivables

  •
  Other receivables

  •
  Cash and cash equivalents

        The Group assesses on a forward looking basis the expected credit losses associated with its assets carried at amortised cost.

        For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

        Impairment on other receivables is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since initial recognition, then impairment is measured as lifetime expected credit losses.

        To manage risk arising from pledged deposits and cash and cash equivalents, the Group only transacts with state-owned or reputable financial institutions. There has been no recent history of default in relation to these financial institutions.

2.14 Inventories

        Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

2.15 Cash and cash equivalents

        In the consolidated statement of cash flows, cash and cash equivalents includes cash in hand and deposits held at call with banks.

2.16 Assets (or disposal groups) held-for-sale

        Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets (except for certain assets as explained below), (or disposal groups), are stated at the lower of carrying amount and fair value less costs to sell. Deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries and associates) and investment properties, which are classified as held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

2.17 Share capital

        Ordinary shares are classified as equity. Mandatorily redeemable preference shares are classified as liabilities.

        Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.18 Trade and other payables

        Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

        Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.19 Borrowings

        Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in consolidated statement of comprehensive income over the periods of the borrowings using the effective interest method.

        Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the periods of the facility to which it relates.

        Preference shares, if mandatorily redeemable at a specific date or redeemable at the option of the holder, are classified as liabilities. The dividends on these preference shares are recognised in the consolidated statement of comprehensive income as interest expense.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

        Borrowings are removed from the consolidated balance sheets when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in consolidated statement of comprehensive income as other income or finance costs.

        Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in consolidated statement of comprehensive income, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

        Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

2.20 Current and deferred income tax

        The income tax expense for the year comprises current and deferred tax. Tax is recognised in the consolidated statement of comprehensive income, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity.

(a)
Current income tax

          The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company's subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)
Deferred income tax

  Inside basis differences

          Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

          Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

  Outside basis differences

          Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference of associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable futures, deferred tax liability in relation to taxable temporary difference arising from the associate's undistributed profits is not recognised.

          Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries and associates only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

(c)
Offsetting

          Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.21 Employee benefits

(a)
Pension obligations

          The group companies incorporated in the PRC contribute based on certain percentage of the salaries of the employees to a defined contribution retirement benefit plan organised by relevant government authorities in the PRC on a monthly basis. The government authorities undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans and the Group has no further obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred. Assets of the plans are held and managed by government authorities and are separate from those of the Group.

(b)
Profit-sharing and bonus plans

          The Group recognises a liability and an expense for bonuses, based on performance and takes into consideration the profit attributable to the Group's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

2.22 Provisions

        Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

        Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.23 Revenue recognition

        Revenue is recognised when or as the control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Depending on the terms of the contract and the applicable laws, services may be provided over time or at a point in time.

        When control of goods or services is transferred over time, revenue is recognised over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognised at a point in time when the customer obtains control of the goods or services.

        The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group's performance in satisfying the performance obligation:

  •
  direct measurements of the value transferred by the Group to the customer; or

  •
  the Group's efforts or inputs to the satisfaction of the performance obligation.

        A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

        A contract liability is recognised when the Group has the obligation to transfer services to the customers for which the consideration received (or an amount of considerations is due) exceed the measure of the remaining unsatisfied performance obligations.

        The Group recognises the costs of obtaining and fulfilling a contract with a customers within the contract assets if the Group expects to recover those costs.

        The Group used modified restrospective approach while adopting IFRS 15 without restating comparative information.

        The following is a description of the accounting policy for the principal revenue streams of the Group:

(i)
Non-surgical aesthetic medical services, surgical aesthetic medical services and other aesthetic medical services

          The period of these services rendered is usually within a day, except for certain large-scale surgical aesthetic medical services in which customers receive inpatient treatment. The period of inpatient stays usually does not exceed more than a week.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

          The Group has certain laser treatment package in which customers pay in advance. Payments for services not yet rendered are deferred and recorded as contract liabilities in the consolidated balance sheets.

          Revenue is recognised at a point in time when the respective services are rendered.

(ii)
General healthcare services

          Revenues are recognised upon the provision of the relevant services for which the service period is usually within a day.

        Revenue is recognised at a point in time when the respective services are rendered.

          Management reviews utilisation pattern of contract liabilities and treatment progress of individual customers on a regular basis to consider full recognition of the corresponding contract liabilities in the consolidated statement of comprehensive income.

2.24 Interest income

        Interest income is recognised using the effective interest method.

2.25 Leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

2.26 Compound financial instruments

        Compound financial instruments of the Group comprise Series A Preferred Shares, convertible note and exchangeable note liabilities.

(a)
Series A Preferred Shares

          Series A Preferred Shares are redeemable upon occurrence of certain future events and at the option of the holders. This instrument can be converted into ordinary shares of the Company at any time at the option of the holders or automatically converted into ordinary shares upon occurrence of an initial public offering of the Company or agreed by majority of the holders as set out in Note 25.

          The Group designated the Series A Preferred Shares as financial liabilities at fair value through profit or loss, except that the dividends rights portion is designated as an equity component. Financial liabilities are initially recognised at fair value. Any directly attributable transaction costs are recognised as finance costs in the consolidated statement of comprehensive income.

          Subsequent to initial recognition, the financial liabilities portion of the Series A Preferred Shares are carried at fair value with changes in fair value recognised in consolidated statement of comprehensive income.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2 Summary of significant accounting policies (Continued)

          The Series A Preferred Shares are classified as non-current liabilities unless the Group has an obligation to settle the liability within 12 months after the end of the reporting period.

(b)
Convertible note

          Convertible note is redeemable upon occurrence of certain future events and at the option of the Company. This instrument can be converted into Series B convertible redeemable preferred shares ("Series B Preferred Shares") of the Company upon occurrence of certain future events as set out in Note 26.

          The Group designated the convertible note as financial liabilities at fair value through profit or loss. Convertible note is initially recognised at fair value. Any directly attributable transaction costs are recognised as finance costs in the consolidated statement of comprehensive income.

          Subsequent to initial recognition, the convertible note is carried at fair value with changes in fair value recognised in consolidated statement of comprehensive income.

          The convertible note is classified as non-current liabilities unless the Group has an obligation to settle the liability within 12 months after the end of the reporting period.

(c)
Exchangeable note liabilities

          Exchangeable notes issued by immediate holding companies can be exchanged into Series B Preferred Shares of the Company at any time at the option of the holder as set out in Note 27.

          The Group designated the exchangeable note liabilities as financial liabilities at fair value through profit or loss. Exchangeable note liabilities are initially recognised at fair value as the Company assumes liabilities without an exchange of any consideration.

          Subsequent to initial recognition, the exchangeable note liabilities are carried at fair value with changes in fair value recognised in consolidated statement of comprehensive income.

          The exchangeable note liabilities are classified as non-current liabilities unless the Group has an obligation to settle the liabilities within 12 months after the end of the reporting period.

2.27 Dividend distribution

        Dividend distribution to the Company's shareholders is recognised as a liability in the Group's consolidated financial statements in the period in which the dividends are approved by the Company's Board of Directors.

2.28 Pro forma information

        The unaudited pro forma balance sheet information as of 31 December 2018 assumes the automatic conversion of all of the outstanding Series A Preferred Shares (Note 2.26(a)) into 15,600,000 ordinary shares.

        Unaudited pro forma basic and diluted earnings per share is computed by dividing profit by the weighted average number of ordinary shares outstanding for the year plus the number of ordinary shares resulting from the assumed conversion of all of the outstanding Series A Preferred Shares upon the closing of the initial public offering of the Company's ordinary shares as if such conversion had occurred at 1 January 2018 (Note 10(c)).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Financial risk management

3.1   Financial risk factors

        The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance.

(a)
Market risk

(i)
Foreign exchange risk

            Majority of Group companies operate in the PRC and majority of the transactions are denominated in RMB which is the Company and other Group companies' functional currency, except for the US$ denominated Series A Preferred Shares, convertible note and exchangeable note.

            With all other variables held constant, if the average exchange rate of RMB against US$ had strengthened or weakened by 5%, the Group's post-tax results would increase or decrease by RMB32,811,000 (2017: RMB27,880,000).

  (ii)
  Credit risk

            The Group has no significant concentrations of credit risk. The carrying amounts of cash at banks, trade receivables, deposits and other receivables and amounts due from related parties included in the consolidated balance sheets represent the Group's maximum exposure to credit risk in relation to its financial assets.

            The majority of the Group's cash at banks are deposited in major reputable financial institutions located in the PRC. Most of the Group's revenue are settled by cash or credit cards. Trade receivables of the Group are mainly due from financial institutions with sound financial standing. There has been no history of default in relation to these external parties. Management does not expect any losses arising from non-performance by these counterparties.

            Based on the Group's historical experiences in collection of trade receivables, other receivables and amounts due from related parties, the directors consider the Group's credit risk of these receivables to be low.

            The Group considers that adequate provision for unrecoverable trade receivables, other receivables and amounts due from related parties has been made in the relevant accounting period after considering the Group's experience in collection of trade receivables, other receivables and amounts due from related parties. Management does not expect any losses from non-performance by these counterparties.

  (iii)
  Cash flow and fair value interest-rate risk

            The Group's income and operating cash flows are substantially independent of changes in market interest rates as the Group has no significant interest-bearing assets except for cash at banks. The Group's exposures to changes in interest rates are mainly attributable to its borrowings and loans.

            Borrowings issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Financial risk management (Continued)

            At reporting date, if interest rates on borrowings had been 10 basis points higher/ lower with all other variables held constant, the Group's post-tax results for the year would have been RMB73,000 (2017: RMB106,000) lower/higher respectively, mainly as a result of higher/lower interest expense on floating rate borrowings.

(b)
Liquidity risk

          Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

          The Group's primary cash requirements have been the payments for operating expenses and purchases of fixed assets. The Group mainly finances its working capital requirements through internal resources and proceeds from bank borrowings, issuance of ordinary shares, Series A Preferred Shares and convertible note.

          The Group's policy is to regularly monitor current and expected liquidity requirements to ensure it maintains sufficient cash and cash equivalents and adequate amount of committed credit facilities to meet its liquidity requirements in the short and long term.

          At the reporting date, the contractual undiscounted cash flows of the Group's current financial liabilities approximate their respective carrying amounts due to their short maturities.

          The table below analyses the Group's non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, including interest if applicable.

    a.
    Series A Preferred Shares: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 10% per annum and any accrued but unpaid dividends on such shares (Note 25).

    b.
    Convertible note: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 15% per annum and any accrued but unpaid dividends on such shares (Note 26).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Financial risk management (Continued)

    c.
    Exchangeable note liabilities: The maximum exposure is the 100% of the issue price, plus an amount accruing at a rate of 10% per annum and any accrued but unpaid dividends on such shares (Note 27).

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 31 December 2017
Series A Preferred Shares (Note 25)	—	—	218,101	—	218,101
Convertible note (Note 26)	4,539	4,539	85,625	—	94,703
Exchangeable note liabilities (Note 27)	—	—	132,938	—	132,938
Borrowings	24,772	5,520	20,803	—	51,095
Trade payables	16,808	—	—	—	16,808
Accruals and other payables (excluding accrued employee benefits and other taxes)	34,674	—	—	—	34,674
Amounts due to related parties	12,061	—	—	—	12,061

	92,854	10,059	457,467	—	560,380

At 31 December 2018
Series A Preferred Shares (Note 25)	—	229,505	—	—	229,505
Convertible note (Note 26)	4,777	90,103	—	—	94,880
Exchangeable note liabilities (Note 27)	—	139,889	—	—	139,889
Borrowings	81,923	20,803	—	—	102,726
Trade payables	14,356	—	—	—	14,356
Accruals and other payables (excluding accrued employee benefits and other taxes)	34,466	—	—	—	34,466
Amounts due to related parties	218	—	—	—	218

	135,740	480,300	—	—	616,040

3.2   Capital risk management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

        In order to maintain or adjust the capital structure, the Group may adjust the dividend payments to shareholders, return capital to shareholders, issue new shares or to obtain bank borrowings.

        Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (include current and non-current bank borrowings, convertible note, exchangeable note liabilities and Series A Preferred Shares as shown in the consolidated balance sheets) less cash and cash equivalents. Total capital is calculated as "equity", as shown in the consolidated balance sheets, plus net debt.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Financial risk management (Continued)

        The gearing ratios at 31 December 2017 and 2018 were as follows:

	2017	2018
	RMB'000	RMB'000
Total bank borrowings	46,000	97,006
Add: Series A Preferred Shares (Note 25)	249,864	476,112
Add: Convertible note (Note 26)	61,446	70,598
Add: Exchangeable note liabilities (Note 27)	128,820	185,745
Less: Cash and cash equivalents (Note 17)	(105,345)	(101,886)

Net debt	380,785	727,575
Total deficit	(22,240)	(249,356)

Total capital	358,545	478,219

Gearing ratio	106.2%	152.14%

3.3   Fair value estimation

        The table below analyses financial instruments carried at fair value as at 31 December 2017 and 2018 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels with a fair value hierarchy as follows:

  •
  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

  •
  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

  •
  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

        The following table presents the Group's financial liabilities that are measured at fair value as at 31 December 2017 and 2018. See Note 12 for the fair value disclosure of the investment properties that are recorded under cost model.

	Level 1	Level 2	Level 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As at 31 December 2017
Liabilities
Financial liabilities at fair value through profit or loss
—Series A Preferred Shares (Note 25)	—	—	249,864	249,864
—Convertible note (Note 26)	—	—	61,446	61,446
—Exchangeable note liabilities (Note 27)	—	—	128,820	128,820

	—	—	440,130	440,130

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Financial risk management (Continued)

	Level 1	Level 2	Level 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As at 31 December 2018
Liabilities
Financial liabilities at fair value through profit or loss
—Series A Preferred Shares (Note 25)	—	—	476,112	476,112
—Convertible note (Note 26)	—	—	70,598	70,598
—Exchangeable note liabilities (Note 27)	—	—	185,745	185,745
—Derivative financial instrument (Note 19)	—	—	301	301

	—	—	732,756	732,756

        The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

        If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

        Specific valuation techniques used to value financial instruments include:

  •
  Quoted market prices or dealer quotes for similar instruments.

  •
  Other techniques, such as discounted cash flow analysis including dividend growth model, are used to determine fair value for the remaining financial instruments.

        There were no significant transfers of financial assets between level 1, level 2 and level 3 fair value hierarchy classifications.

        The following table presents the changes in level 3 liability instrument for the year ended 31 December 2017:

	Exchangeable note liabilities (Note 27)	Convertible note (Note 26)	Series A Preferred Shares (Note 25)	Derivative financial instrument (Note 19)	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Opening balance	90,513	60,163	164,403	—	315,079
Change in fair value	38,307	1,283	85,461	—	125,051

Closing balance	128,820	61,446	249,864	—	440,130

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Financial risk management (Continued)

        The following table presents the changes in level 3 liability instrument for the year ended 31 December 2018:

	Exchangeable note liabilities (Note 27)	Convertible note (Note 26)	Series A Preferred Shares (Note 25)	Derivative financial instrument (Note 19)	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Opening balance	128,820	61,446	249,864	—	440,130
Fair value as at issuance date	—	—	—	1,199	1,199
Change in fair value	56,925	9,152	226,248	(898)	291,427

Closing balance	185,745	70,598	476,112	301	732,756

4 Critical accounting estimates and judgments

        Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

        The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)
Goodwill impairment assessment

          The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.9(a). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. The value-in-use calculations primarily use cash flow projections based on financial budgets approved by the Board of Directors. There are a number of assumptions and estimates involved in the preparation of cash flow projections for the periods covered by the approved budgets. Key assumptions include the expected growth rates, timing of future capital expenditures and selection of discount rates to reflect the risks involved.

          Management prepares the financial budgets reflecting actual and prior year performance and market development expectations.

(b)
Purchase price allocation

          The application of business combination accounting requires the use of significant estimates and assumptions. The purchase method of accounting for business combinations requires the Group to estimate the fair value of assets acquired and liabilities assumed to properly allocate purchase price consideration between assets that are depreciated and amortised from goodwill. This exercise requires the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4 Critical accounting estimates and judgments (Continued)

(c)
Fair values of Series A Preferred Shares, convertible note and exchangeable note liabilities

          The Series A Preferred Shares, convertible note and exchangeable note liabilities are not traded in an active market and the respective fair values are determined by using valuation techniques. The directors have used the market comparable approach or discounted cash flow method to determine the underlying equity value of the Company and adopted equity allocation model to determine the fair values of the Series A Preferred Shares, convertible note and exchangeable note liabilities. Key assumptions, such as discount rate, risk-free interest rate and volatility are disclosed in Note 25 to Note 27.

(d)
Estimated useful lives of property, plant and equipment

          The Group's management determines the estimated useful lives and related depreciation charges for the Group's property, plant and equipment with reference to the estimated periods that the Group intends to derive future economic benefits from the use of these assets. Management performs periodic review of the estimated useful lives of property, plant and equipment, and will revise the depreciation charges where estimated useful lives are different than those previously estimated.

5 Revenue

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Non-surgical aesthetic medical services	298,047	331,428	373,348
Surgical aesthetic medical services	174,072	239,094	313,897
General healthcare services and other aesthetic medical services	112,738	126,874	74,061

	584,857	697,396	761,306

        Revenue is recognised at a point in time when the respective services are rendered. All of the contract liabilities as of 31 December 2016 (RMB2,581,000) and 2017 (RMB5,091,000) were recognised as revenue in the subsequent 12-month period.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6 Expenses by nature

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Employee benefit expenses (Note 7)	164,952	160,853	191,306
Advertising and marketing expenses	157,824	227,544	245,859
Cost of inventories and consumables	79,549	91,685	106,950
One-time compensatory expense arising from the issuance of exchangeable note liabilities (Note 27)	39,202	—	—
Operating lease rental expenses	36,773	39,216	43,432
Amortisation and depreciation	38,729	29,111	32,140
Utilities and office expenses	28,722	45,633	48,888
Travelling and entertainment expenses	9,402	13,523	15,037
Bank charges	6,903	4,347	4,059
Loss on disposal of property, plant and equipment	—	559	80
Other expenses	8,275	15,249	19,827

	570,331	627,720	707,578

7 Employee benefit expenses

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Wages and salaries	145,153	141,844	169,546
Pension costs—defined contribution plans	12,555	9,377	12,026
Other staff welfare expenses	7,244	9,632	9,734

	164,952	160,853	191,306

8 Finance income and costs

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Finance costs
Interest expense on bank borrowings	(2,920)	(1,766)	(4,584)
Interest expense on convertible note	—	(4,815)	(4,660)

	(2,920)	(6,581)	(9,244)

Finance income
Interest income on short-term bank deposits	309	868	322

Finance costs—net	(2,611)	(5,713)	(8,922)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9 Income tax expense

        PRC corporate income tax have been provided for subsidiaries established and operating in Mainland China at the rate of 25% (2017: 25%) on the estimated assessable profit for the year.

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Current tax
PRC enterprise income tax	20,251	18,713	21,073
Deferred tax
Origination and reversal of temporary differences (Note 21)	(6,538)	547	(2,565)

Income tax expense	13,713	19,260	18,508

        The taxation on the Group's profit/(loss) before income tax differs from the theoretical amount that would arise using the taxation rate of PRC, the principal place of the Group's operations, as follows:

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Profit/(loss) before income tax	64,240	(53,169)	(233,972)

Calculated at a taxation rate of 25%	16,059	(13,292)	(58,493)
Expenses not tax deductible	14,634	35,875	79,114
Income not subject to tax	(14,055)	—	(1,716)
Utilisation of previously unrecognised tax losses	—	—	(65)
Recognition of previously unrecognised tax losses	(2,793)	—	—
Tax losses not recognised	323	366	—
Difference in overseas tax rates	(16)	(146)	(364)
Under-provision in respect of prior years	—	—	32
Over-provision in respect of prior years	(439)	(3,543)	—

Income tax expense	13,713	19,260	18,508

(a)
Cayman Islands Income Tax

          The Company is incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Law of Cayman Islands and accordingly, is exempted from Cayman Islands income tax.

(b)
Hong Kong Profits Tax

          Hong Kong profits tax rate is 16.5% (2017: 16.5%). No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax during the years ended 31 December 2016, 2017 and 2018.

(c)
PRC Enterprise Income Tax ("EIT")

          The income tax provision of the Group in respect of operations in the PRC has been calculated at the tax rate of 25% on the estimated assessable profits for each of the year, based on the existing legislation, interpretations and practices in respect thereof.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9 Income tax expense (Continued)

(d)
Singapore Corporation income tax

          The income tax provision of the Group in respect of operations in the Singapore has been calculated at the tax rate of 17% on the estimated assessable profits for each of the year, based on the existing legislation, interpretations and practices in respect thereof.

10 Earnings/(loss) per share

(a)
Basic earnings/(loss) per share

          Basic earnings per share ("EPS") is calculated by dividing the profit/(loss) attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

(b)
Diluted earnings/(loss) per share

          Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

          For the years ended 31 December 2016, 2017 and 2018, the Company has two categories of dilutive securities: Series A Preferred Shares and convertible note. These dilutive securities are assumed to have been converted into ordinary shares, and the net profit/(loss) is adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

        The following table sets forth the computation of basic and diluted profit/(loss) per share:

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
		(Note i)	(Note i)
Numerator:
Profit/(loss) attributable to owners of the Company—basic	50,350	(76,675)	(255,237)
Reversal of fair value gain of:
—Series A Preferred Shares	(49,027)	—	—
—Convertible note	—	—	—
Reversal of interest expense on convertible note	—	—	—

Profit/(loss) attributable to owners of the Company—diluted	1,323	(76,675)	(255,237)
Shares (denominator):
Weighted average number of shares—basic	41,000,000	41,000,000	41,060,255
Conversion of Series A Preferred Shares	15,600,000	—	—
Conversion of convertible note	244,957	—	—

Weighted average number of shares—diluted	56,844,957	41,000,000	41,060,255
Earnings/(loss) per share—basic (RMB)	1.23	(1.87)	(6.22)

Earnings/(loss) per share—diluted (RMB)	0.02	(1.87)	(6.22)

Note
i   As the Group incurred loss for the years ended 31 December 2017 and 2018, the conversion of Series A Preferred Shares and convertible note would be anti-dilutive and therefore, related changes in fair value and interest expense are not included in the computation of diluted loss per share. Diluted loss per share and basic loss per share are the same for the years ended 31 December 2017 and 2018.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10 Earnings/(loss) per share (Continued)

(c)
Pro forma earnings per share

        The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share for the year ended 31 December 2018 as if the Series A Preferred Shares had been converted into ordinary shares at the beginning of the year:

2018
RMB'000
Numerator:
Loss attributable to owners of the Company	(255,237)
Reversal of fair value loss of:
—Series A Preferred Shares	226,248

Loss attributable to owner of the Company—basic and diluted	(28,989)
Shares (denominator):
Weighted average number of shares	41,060,255
Pro forma effect of:
—Series A Preferred Shares	15,600,000

Weighted average number of shares—basic and diluted	56,660,255
Pro forma loss per share—basic (RMB)	(0.51)

Pro forma loss per share—diluted (RMB)	(0.51)

Note
i   The conversion of convertible note would be anti-dilutive and therefore, related changes in fair value and interest expense are not included in the computation of pro forma diluted earnings per share. Pro forma diluted earnings per share and pro forma basic earnings per share are the same for the year ended 31 December 2018.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11 Property, plant and equipment

	Buildings	Leasehold improvements	Machinery and equipment	Office equipment, furniture fixtures and motor vehicles	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 31 December 2016
Opening net book amount	1,518	62,453	81,588	10,981	156,540
Additions	—	46,126	12,143	1,754	60,023
Written-off	—	—	(77)	(72)	(149)
Depreciation charges	(126)	(19,206)	(12,699)	(2,181)	(34,212)
Transfer to assets held-for-sales	—	(1,387)	(1,585)	(268)	(3,240)

Closing net book amount	1,392	87,986	79,370	10,214	178,962

Year ended 31 December 2016
At 31 December 2016
Cost	2,528	151,957	152,825	26,067	333,377
Accumulated depreciation	(1,136)	(63,971)	(73,455)	(15,853)	(154,415)

Net book amount	1,392	87,986	79,370	10,214	178,962

At 31 December 2017
Opening net book amount	1,392	87,986	79,370	10,214	178,962
Additions	—	39,834	4,924	5,008	49,766
Written-off	—	—	(454)	(105)	(559)
Business combination (Note 29)	—	7,573	3,205	2,416	13,194
Disposal of subsidiaries (Note 30)	—	(4,023)	(1,102)	(430)	(5,555)
Depreciation charges	(184)	(10,773)	(12,143)	(2,422)	(25,522)

Closing net book amount	1,208	120,597	73,800	14,681	210,286

Year ended 31 December 2017
At 31 December 2017
Cost	2,528	190,641	154,804	31,553	379,526
Accumulated depreciation	(1,320)	(70,044)	(81,004)	(16,872)	(169,240)

Net book amount	1,208	120,597	73,800	14,681	210,286

At 31 December 2018
Opening net book amount	1,208	120,597	73,800	14,681	210,286
Additions	—	36,522	9,207	2,329	48,058
Written-off	—	—	(40)	(63)	(103)
Business combination (Note 29)	—	5,261	738	367	6,366
Disposal of subsidiaries (Note 30)	—	(891)	(1,040)	(342)	(2,273)
Depreciation charges	(120)	(12,455)	(11,929)	(2,802)	(27,306)

Closing net book amount	1,088	149,034	70,736	14,170	235,028

Year ended 31 December 2018
At 31 December 2018
Cost	2,528	234,420	162,636	33,575	433,159
Accumulated depreciation	(1,440)	(85,386)	(91,900)	(19,405)	(198,131)

Net book amount	1,088	149,034	70,736	14,170	235,028

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11 Property, plant and equipment (Continued)

        As at 31 December 2017 and 2018, property, plant and equipment with net book value amounting to approximately RMB1,208,000 and RMB757,000, respectively, were pledged as security for the bank loans.

        During the year ended 31 December 2017, certain subsidiaries of the Group reviewed and revised the useful lives of the certain items of property, plant and equipment to reflect the physical conditions of those assets and the recent experience of the Group. These changes have been applied prospectively from the dates of revision of estimated useful lives adopted by respective subsidiaries. Had there been no changes in estimated useful lives during the year, depreciation charge of the year ended 31 December 2017 would have increased by RMB12,018,000.

12 Investment properties

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Cost
At 1 January	27,824	27,824	27,824
Additions	—	—	31,452

At 31 December	27,824	27,824	59,276
Accumulated depreciation
At 1 January	(6,956)	(8,347)	(9,669)
Charge for the year	(1,391)	(1,322)	(2,439)

At 31 December	(8,347)	(9,669)	(12,108)

Net book amount	19,477	18,155	47,168

        Investment properties represents buildings held in the PRC, with useful lives of ranging from 20 years to 25 years.

        Investment properties acquired during the year ended 31 December 2018 represent properties leased to certain independent third parties as of 31 December 2018.

        Investment properties with net book value amounting to approximately RMB47,168,000 (2017: RMB18,155,000) were pledged as security for the bank loans at the reporting date.

        Amounts recognised in the consolidated income statement for investment properties:

	2017	2018
	RMB'000	RMB'000
Rental income	1,188	1,380

        The fair value of the investment properties as at 31 December 2018 is RMB103,986,000 (2017: RMB33,400,000).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12 Investment properties (Continued)

        In relation to the Group's investment properties, the future aggregate minimum lease receipts under non-cancellable operating leases are receivable as follows:

	2017	2018
	RMB'000	RMB'000
Land and buildings:
Not later than 1 year	1,144	2,823
Later than 1 year and not later than 5 years	—	5,131

	1,144	7,954

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Intangible assets

	Goodwill	Computer software	Medical licenses	Tradenames	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Year ended 31 December 2016
Opening net book amount	29,414	1,017	14,478	—	44,909
Additions	—	532	—	—	532
Amortisation	—	(552)	(2,574)	—	(3,126)
Transferred to assets held-for-sale	—	(18)	—	—	(18)

Closing net book amount	29,414	979	11,904	—	42,297

At 31 December 2016
Cost	29,414	2,949	23,606	—	55,969
Accumulated amortisation	—	(1,970)	(11,702)	—	(13,672)

Net book amount	29,414	979	11,904	—	42,297

Year ended 31 December 2017
Opening net book amount	29,414	979	11,904	—	42,297
Additions	—	162	—	—	162
Business combination (Note 29)	24,471	—	—	8,770	33,241
Disposal of subsidiaries (Note 30)	(3,321)	(6)	(8,303)	—	(11,630)
Amortisation	—	(486)	(1,781)	—	(2,267)

Closing net book amount	50,564	649	1,820	8,770	61,803

At 31 December 2017
Cost	50,564	3,111	23,606	8,770	86,051
Accumulated amortisation	—	(2,462)	(21,786)	—	(24,248)

Net book amount	50,564	649	1,820	8,770	61,803

Year ended 31 December 2018
Opening net book amount	50,564	649	1,820	8,770	61,803
Additions	—	3,233	—	—	3,233
Business combination (Note 29)	4,487	45	—	1,130	5,662
Disposal of subsidiaries (Note 30)	(572)	(19)	—	—	(591)
Amortisation	—	(283)	(1,641)	(471)	(2,395)

Closing net book amount	54,479	3,625	179	9,429	67,712

At 31 December 2018
Cost	58,372	6,389	23,606	9,900	98,267
Accumulated amortisation	(3,893)	(2,764)	(23,427)	(471)	(30,555)

Net book amount	54,479	3,625	179	9,429	67,712

        Goodwill of RMB24,471,000 and RMB4,487,000 arose from acquisitions of subsidiaries in 2017 and 2018 respectively. The subsidiaries are principally engaged in the provision of non-surgical aesthetic treatments and surgical aesthetic treatments in the PRC.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Intangible assets (Continued)

        Management reviews the business performance of each operating entity (also regarded as a CGU). Goodwill is allocated to relevant operating entities.

        The recoverable amount of a CGU is determined based on a value-in-use calculation. It is calculated using pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. Cash flow beyond the five-year period is extrapolated using the estimated growth rates as stated below.

	2017	2018
Annual compound revenue growth rate	8.9% ~ 25.8%	5.0	% ~ 26.6%
Annual gross profit ratio	65.8% ~ 72.5%	67.4	% ~ 69.2%
Discount rate	16.5% ~ 18.4%	16.5	% ~ 19.0%

        Management considers their experience and expertise knowledge in the aesthetic medical treatment business in the PRC, a cash flow period of five years is reasonable.

        Management determined budgeted gross margin based on past performance and its expectations of the market development. The average annual revenue growth rate used is consistent with the forecasts of the market. The discount rate used is pre-tax and reflects specific risks relating to the entity. The cash flows beyond the five year periods are extrapolated using a 3% (2017: 3%) growth rate.

        Management believes that any reasonably possible change in the key assumptions on which the recoverable amounts are based would not cause the carrying amounts of the CGUs to exceed their recoverable amounts and therefore, there is no impairment indicators in relation to the goodwill of the Group.

14 Investments accounted for using the equity method

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
At 1 January	14,503	16,097	32,988
Acquisition of associates	—	18,306	—
Disposal of associates	—	—	(2,249)
Dividend received	—	—	(6,225)
Share of (loss)/profit	1,594	(1,415)	1,730

At 31 December	16,097	32,988	26,244

        Set out below are the associates of the Group as at 31 December 2017 and 2018 which, in the opinion of the directors, are material to the Group. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group. The places of establishment are also their principal places of business.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14 Investments accounted for using the equity method (Continued)

        Nature of investments in associates as at 31 December 2017 and 2018:

		% of ownership
	Place of establishment			Nature of the relationship	Measurement method
Name of entity		2017	2018
Moyan (Shenzhen) Network Technology Co., Ltd	The PRC	46%	46%	Note 1	Equity

Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd.	The PRC	51%	—	Note 2, 3	Equity

Shenzhen Pengai Yueji Medical Aesthetic Clinic Co. Ltd.	The PRC	30%	30%	Note 2	Equity

Mendis Aesthetic PTE. Ltd.	Singapore	40%	40%	Note 2	Equity

Note
1:       Moyan (Shenzhen) Network Technology Co., Ltd. ("Moyan") is engaged in internet marketing services.

Note
2:       Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. ("Hangzhou Pengai"), Shenzhen Pengai Yueji Aesthetic Medical Clinic Co., Ltd. ("Shenzhen Yueji") and Mendis Aesthetic PTE. Ltd. ("Mendis") are engaged in the provision of aesthetic medical services.

Note
3:       During the year ended 31 December 2018, the Group acquired the remaining 49% equity interest of Hangzhou Pengai at a consideration of RMB6,000,000, which become a subsidiary of the Company.

        Moyan, Hangzhou Pengai, Shenzhen Yueji and Mendis are private companies and there are no quoted market prices available for their shares.

Summarised financial information for associates

        Set out below are the summarised financial information for investments accounted for using the equity method:

Summarised balance sheet

	2017	2018
	RMB'000	RMB'000
Current
Cash and cash equivalents	22,148	3,306
Other current assets (excluding cash and cash equivalents)	31,582	31,501

Total current assets	53,730	34,807

Financial liabilities (excluding trade payables)	(23,998)	(4,379)
Other current liabilities (including trade payables)	(6,944)	(6,454)

Total current liabilities	(30,942)	(10,833)

Total non-current assets	16,990	7,867

Net assets	39,778	31,841

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14 Investments accounted for using the equity method (Continued)

Summarised statement of comprehensive income

	2017	2018
	RMB'000	RMB'000
Revenue	109,864	111,630
Depreciation and amortisation	(131)	(319)
Interest expense	(1,481)	(417)

Profit before income tax	2,102	9,851
Income tax expense	(1,279)	(2,290)

Profit for the year	823	7,561

        The information above reflects the amounts presented in the financial statements of the associates (and not the Group's share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

15 Trade and other receivables, deposits and prepayments

	2017	2018
	RMB'000	RMB'000
Trade receivables	10,015	10,760

Other receivables	23,575	31,492
Deposits	5,083	6,685
Prepayments	23,096	41,174
Deferred offering costs	—	11,415
Advances to employees	3,436	3,880

	55,190	94,646
Less: Non-current portion
Prepayments and deposits	(6,904)	(5,166)

Current portion	48,286	89,480

        The carrying amounts of trade and other receivables, deposits and prepayments are denominated in RMB and approximate their fair values.

        Trade receivables are all aged within 30 days and are neither past due or impaired.

        The maximum exposure to credit risk as at 31 December 2017 and 2018 is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Inventories

	2017	2018
	RMB'000	RMB'000
Pharmaceuticals	1,157	1,968
Medical consumables	23,884	19,175

	25,041	21,143

        The cost of inventories recognised as expense and included in cost of inventories and consumables amounted to RMB106,950,000 (2017: RMB91,685,000).

17 Cash and bank balances

	2017	2018
	RMB'000	RMB'000
Cash and cash equivalents
Cash at banks	102,088	100,644
Cash on hand	3,257	1,242

Total	105,345	101,886

        The analysis of bank and cash balances for the purpose of the consolidated statement of cash flows is as follows:

	2017	2018
	RMB'000	RMB'000
Cash and cash equivalents	106,006	102,547
Less: Assets held-for-sale (Note 18)	(661)	(661)

Total	105,345	101,886

        The carrying amounts of the Group's cash and cash equivalents are denominated in the following currencies:

	2017	2018
	RMB'000	RMB'000
RMB	81,393	91,030
US dollars	17,748	7,611
Hong Kong dollars	6,204	1,476
Singapore dollars	—	1,769

	105,345	101,886

        Cash at banks earns interest at floating rates based on daily bank deposit rates. The Group's balances of cash at bank which are denominated in RMB are deposited with banks in the PRC. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of the Mainland China are subject to the rules and regulations of foreign exchange control promulgated by the Government of the PRC.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18 Assets and liabilities held-for-sale

        The assets and liabilities related to Wuhan Pengai Jinggang Aesthetic Medical Clinic Co., Ltd. ("Wuhan Pengai"), a 51% owned subsidiary of the Group, have been presented as held for sale following the approval of the Group's management and shareholders on 19 July 2016 to dispose of Wuhan Pengai in the PRC as management decided to focus on development of businesses in other group companies.

(a)
Assets of disposal subsidiary classified as held-for-sale

	2017	2018
	RMB'000	RMB'000
Property, plant and equipment	3,240	3,240
Inventories	116	116
Cash and cash equivalents	661	661
Other current assets	327	327

Total	4,344	4,344

(b)
Liabilities of disposal subsidiary classified as held-for-sale

	2017	2018
	RMB'000	RMB'000
Trade and other payables	1,583	1,583
Other current liabilities	406	406

Total	1,989	1,989

19 Share capital

	Ordinary shares of USD0.001 each
	Number of shares	Nominal value	Nominal value
		USD'000	RMB'000
Authorised:
As at 1 January 2016	70,000,000	70	442
Increased in authorised shares	51,983,052	52	360
Redesignation of preferred shares	—	—	—

As at 31 December 2016, 2017 and 2018	121,983,052	122	802

Issued and paid:
As at 31 December 2016 and 2017	41,000,000	41	259
Issuance of shares (Note i)	798,219	1	6

As at 31 December 2018	41,798,219	42	265

Note
i:   During the year ended 31 December 2018, the Company entered into an investment agreement to allot and issue 798,219 ordinary shares of the Company at RMB31.80 per share to an independent third party. Pursuant to such investment agreement, a put option enabling the investor of these ordinary shares to dispose of the shares of the Company at a guaranteed return was issued. Such put option was recognised as "Derivative financial instrument" and subsequently measured at fair value through profit and loss.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20 Other reserves

	Capital reserve	Merger reserve	Statutory reserve	Share-based compensation reserve	Other reserve	Total
	RMB'000 Note (a)	RMB'000 Note (b)	RMB'000 Note (c)	RMB'000 Note (d)	RMB'000 Note (e)	RMB'000
At 1 January 2016	35,609	(10,000)	23,568	67,960	(1,647)	115,490
Gain on translation accounts of foreign operations	—	—	—	—	148	148
Transfer to statutory reserve	—	—	5,118	—	—	5,118
Exchangeable note liabilities (Note 27)	—	—	—	—	(51,311)	(51,311)
Further acquisition of interests in subsidiaries (Note 31)	—	—	—	—	(10,843)	(10,843)
Partial disposal of interests in subsidiaries without loss of control (Note 31)	—	—	—	—	3,761	3,761

At 31 December 2016 and 1 January 2017	35,609	(10,000)	28,686	67,960	(59,892)	62,363

Translation of foreign operations	—	—	—	—	(215)	(215)
Transfer to statutory reserve	—	—	5,475	—	—	5,475
Disposal of a subsidiary due to loss of control	—	—	(1,057)	—	—	(1,057)
Further acquisition of interests in a subsidiary (Note 31)	—	—	—	—	(308)	(308)
Partial disposal of interests in a subsidiary without loss of control (Note 31)	—	—	—	—	426	426

At 31 December 2017 and 1 January 2018	35,609	(10,000)	33,104	67,960	(59,989)	66,684

Translation of foreign operations	—	—	—	—	1,088	1,088
Transfer to statutory reserve	—	—	4,875	—	—	4,875
Disposal of a subsidiary due to loss of control	—	—	(17)	—	—	(17)
Further acquisition of interests in a subsidiary (Note 31)	—	—	—	—	(3,410)	(3,410)
Partial disposal of interests in a subsidiary without loss of control (Note 31)	—	—	—	—	331	331
Issuance of shares	25,694	—	—	—	—	25,694

At 31 December 2018	61,303	(10,000)	37,962	67,960	(61,980)	95,245

  Notes

(a)
Capital reserve

The capital reserve mainly represents capital contribution made by an owner and shareholders of the Company.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20 Other reserves (Continued)

(b)
Merger reserve

Merger reserve is mainly attributable to business combinations under common control.

(c)
Statutory reserve

In accordance with the PRC regulations and the articles of association of the companies now comprising the Group, before distributing the net profit of each year, companies registered in the PRC are required to set aside 10% of its statutory net profit for the year after offsetting any prior year's losses as determined under relevant PRC accounting standards to the statutory surplus reserve fund. When the balance of such reserve reaches 50% of each company's share capital, any further appropriation is optional.

(d)
Share-based compensation reserve

Share-based compensation reserve was attributable to share options which were granted to certain consultants and employees of the Group in previous years and fully lapsed in 2015.

(e)
Other reserve

Other reserve mainly represents the differences of carrying amount of non-controlling interests acquired, consideration paid to non-controlling interests and reduction of reserve as a result of the issuance of exchangeable note liabilities (Note 27).

21 Deferred income tax

	2017	2018
	RMB'000	RMB'000
The deferred tax assets comprise temporary differences attributable to:
—Tax losses	11,922	12,254

The deferred tax liabilities comprise temporary differences attributable to:
—Medical licenses and tradenames	(2,648)	(1,971)

        Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The balances shown in the consolidated balance sheets are, after appropriate offsetting, as follows:

	2017	2018
	RMB'000	RMB'000
Deferred income tax assets:
—Deferred income tax assets to be recovered after more than 12 months	10,636	12,254
—Deferred income tax assets to be recovered within 12 months	1,286	—

	11,922	12,254

Deferred income tax liabilities:
—Deferred income tax liabilities to be settled after more than 12 months	(2,083)	(1,847)
—Deferred income tax liabilities to be settled within 12 months	(565)	(124)

	(2,648)	(1,971)

Deferred income tax assets—net	9,274	10,283

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21 Deferred income tax (Continued)

        The movement in deferred income tax assets and liabilities during the year, without taking into consolidation the offsetting of balances within the same taxation jurisdiction is as follows:

        The gross movement on deferred income tax accounts is as follows:

	2017	2018
	RMB'000	RMB'000
At 1 January	10,015	9,274
Acquisition of a subsidiary (Note 29)	(2,193)	(283)
Disposal of subsidiaries (Note 30)	1,999	(1,273)
(Debited) / credited to consolidated statement of comprehensive income	(547)	2,565

At 31 December	9,274	10,283

Deferred income tax assets

Tax losses
RMB'000
At 1 January 2017	12,991
Disposal of a subsidiary (Note 30)	(77)
Debited to consolidated statement of comprehensive income	(992)

At 31 December 2017 and 1 January 2018	11,922
Disposal of a subsidiary (Note 30)	(1,273)
Credited to consolidated statement of comprehensive income	1,605

At 31 December 2018	12,254

Deferred income tax liabilities

Medical licenses and tradenames
RMB'000
At 1 January 2017	2,976
Acquisition of a subsidiary (Note 29)	2,193
Disposal of subsidiaries (Note 30)	(2,076)
Credited to consolidated statement of comprehensive income	(445)

At 31 December 2017 and 1 January 2018	2,648
Acquisition of a subsidiary (Note 29)	283
Credited to consolidated statement of comprehensive income	(960)

At 31 December 2018	1,971

        Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Group has

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21 Deferred income tax (Continued)

unrecognised tax losses as at 31 December 2018 of RMB1,204,000 (2017: RMB1,464,000) which can be carried forward against future taxable income and their expiry dates are as follows:

	2017	2018
	RMB'000	RMB'000
Within 4 years	1,464	1,204

        Deferred income tax liabilities of RMB23,607,000 (2017: RMB18,546,000) have not been recognised for the withholding tax that would be payable on the unremitted earnings of certain subsidiaries. Such earnings are not expected to be distributed to the subsidiaries incorporated outside the PRC in near future.

22 Borrowings

	2017	2018
	RMB'000	RMB'000
Non-current
Bank borrowings
—secured	23,980	19,876

Current
Bank borrowings
—secured	22,020	77,130

	46,000	97,006

        The carrying amounts of borrowings approximate their fair values and are denominated in RMB. The effective interest rates on the borrowings from banks was 6.67% as at 31 December 2018 (2017: 6.33%).

        Bank borrowings are secured by the following:

  (i)
  property, plant and equipment and investment properties of the Group (Note 11 and Note 12);

  (ii)
  personal properties provided by Dr. Zhou Pengwu and Ms. Ding Wenting (Note 34(d));

  (iii)
  personal guarantee provided by Dr. Zhou Pengwu and Ms. Ding Wenting (Note 34(d)); and

  (iv)
  corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 34(d)).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23 Trade and accruals, other payables and provisions

	2017	2018
	RMB'000	RMB'000
Trade payables	16,808	14,356
Accrued employee benefits	15,169	14,873
Accrued operating expenses	5,431	6,053
Accrued professional service fees	9,288	12,276
Deposits received	3,615	2,277
Duty and tax payable other than corporate income tax	8,164	5,615
Other payables to suppliers of plant and equipment	6,416	9,164
Others	9,924	7,734

	74,815	72,348

        The carrying amounts of trade and other payables are denominated in RMB. The carrying amounts approximate their fair values due to their short-term maturities.

24 Contract liabilities

	2017	2018
	RMB'000	RMB'000
Advance receipt for treatment packages	5,091	5,996

        At the reporting date, the contract liabilities are aged within one year from the date when the sales contracts in respect of treatment packages were entered into.

25 Convertible redeemable preferred shares

        On 9 March 2012, the Company entered into a share purchase agreement, and pursuant to which, the Company issued 15,600,000 Series A Preferred Shares at a price of US$1 per share with total amount of US$15,600,000 (equivalent to approximately RMB98,132,000). The par value of Series A Preferred Shares is US$1 each. The issuance of the Series A Preferred Shares closed on 27 July 2012. The key terms of the Series A Preferred Shares are summarised as follows:

(a)
Dividends rights

          The holders of Series A Preferred Shares will be entitled to receive in preference to the holders of the ordinary shares a per share amount equal to 8% of the issue price per annum when it is declared by the Board of Directors.

          The holders of Series A Preferred Shares would be entitled to receive participating dividends if declared as if each outstanding Series A Preferred Shares had been converted into ordinary shares prior to the record date for dividend or distribution.

          Directors of the Company designated the dividends rights as an equity component. Directors consider the dividends rights do not have significant value.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25 Convertible redeemable preferred shares (Continued)

(b)
Voting rights

          Each Series A Preferred Shares conveys the right to its holder of one vote for each ordinary share upon conversion.

(c)
Conversion feature

          Series A Preferred Shares are convertible, at the option of the holders, at any time after the date of issuance of such Series A Preferred Shares into such number of fully paid ordinary shares of the Company according to a conversion price. Conversion price is initially be the issue price of Series A Preferred Shares , resulting in an initial conversion ratio of 1:1, and is subject to adjustments for certain events, including but not limited to additional equity securities issuance, share dividends, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price is also subject to anti-dilution adjustment in the event the Company issues new securities at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution. Each Series A Preferred Shares is automatically converted into ordinary shares of the Company at the then effective conversion price upon earlier of (i) the closing date of a qualified initial public offering of the Company's shares on a reputable stock exchange, or (ii) the date of election by the majority of holders of Series A Preferred Shares, Series B Preferred Shares, convertible note and exchangeable note.

          Upon conversion, all preferred rights entitled to such holders shall lapse and such holders will thereafter hold rights equivalent to ordinary shareholders.

(d)
Redemption feature

          At any time after the earliest of (i) the date that any other class or series of equity securities of the Company becomes redeemable, or (ii) the fourth anniversary of the issuance of the Series A Preferred Shares, the Series A Preferred Shares holders have a right to require the Company to redeem all outstanding Series A Preferred Shares, where the majority of Series A Preferred Shares holders vote for a redemption. The redemption price equals to 100% of the issuance price plus an amount accruing at a rate of 10% per annum, compounding annually, beginning on the date of issuance of such Series A Preferred Shares and to the redemption price payment date, plus any declared and unpaid dividends. The maturity date of Series A Preferred Shares has been extended to December 2020.

(e)
Liquidation preferences

          In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, a sale, transfer, lease or other disposition of all or substantially all of the assets of the Group, the holders of Series A Preferred Shares will be entitled to receive in preference to the holders of other classes of shares of the Company, a liquidation preference per share equal to 100% of the issue price of the Series A Preferred Shares, plus an amount accruing daily at a rate of 8% per annum, compound annually, beginning on the date of issuance of such Series A Preferred Shares and to the date the liquidator pays the Preferred Amount (as defined below), plus all accrued but unpaid dividends on such Series A Preferred Shares (collectively, the "Preferred Amount").

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25 Convertible redeemable preferred shares (Continued)

(f)
Fair value measurement

          The Group monitors Series A Preferred Shares on a fair value basis which is in accordance with its risk management strategy and does not bifurcate any feature from its debt host instrument and designates the entire compound financial instruments as a financial liability at fair value through profit or loss with the changes in the fair value recorded in consolidated statement of comprehensive income.

          As at 31 December 2018, the directors had used the market comparable method whereas the directors had used the discounted cash flow method as at 31 December 2017 to determine their underlying equity fair value of the Group and adopted equity allocation method to determine the fair value of the Series A Preferred Shares. As at 31 December 2016, the directors used the market comparable method to determine the fair value of the Series A Preferred Shares. Key assumptions are set out as below:

2017
Discount rate	14.87%
Risk-free interest rate	1.43%
Volatility	30.18%

          Discount rate was estimated by weighted average costs of capital as of the appraisal date. The directors estimated the risk-free interest rate on the yield of Hong Kong Government Bond Yield with a maturity life equal to period from the respective appraisal dates to expected liquidation date. Volatility was estimated at the dates of appraisal based on average of historical volatilities of the comparable companies in the same industry for a period from the respective appraisal dates to expected liquidation date. In addition to the assumptions adopted above, the Company's projections of future performance were also factored into the determination of the fair value of Series A Preferred Shares as at 31 December 2017.

          Changes in fair value of Series A Preferred Shares and exchange differences on Series A Preferred Shares were recorded in "fair value gain/(loss) of convertible redeemable preferred shares". The change in fair value is because of change in underlying value of the Group.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25 Convertible redeemable preferred shares (Continued)

          The movement of the Series A Preferred Shares is set out as below:

RMB'000
For the year ended 31 December 2016
At 1 January 2016	213,430
Change in fair value	(49,027)

At 31 December 2016	164,403

Fair value change for the year included in statement of comprehensive income for liabilities held at the year end	(49,027)

For the year ended 31 December 2017
At 1 January 2017	164,403
Change in fair value	85,461

At 31 December 2017	249,864

Fair value change for the year included in statement of comprehensive income for liabilities held at the year end	85,461

For the year ended 31 December 2018
At 1 January 2018	249,864
Change in fair value	226,248

At 31 December 2018	476,112

Fair value change for the year included in statement of comprehensive income for liabilities held at the year end	226,248

          As at 31 December 2017, if discount rate had been 5% higher/lower, the fair value of the convertible redeemable preferred shares would have been approximately 7% lower/higher.

          There is no sensitivity analysis as at 31 December 2018 as the market comparable method was used.

26 Convertible note

        On 8 December 2016, the Company entered into a convertible note purchase agreement, and pursuant to which, the Company issued a convertible note at principal amount of US$8,700,948 (equivalent to approximately RMB60,163,000). The key terms of the convertible note are summarised as follows:

(a)
Conversion feature

          Convertible note is convertible into Series B Preferred Shares of the Company, at the option of the holder, unless the Company has previously elected to redeem the convertible note, at occurrence of an exit event, which refer to (a) the liquidation, dissolution or winding up of the Company; (b) the acquisition of the Company in which in excess of 50% of the Company's voting power outstanding before such transaction is transferred; or (c) the sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries or the exclusive licensing of substantially all of the intellectual properties of the Company and its subsidiaries or (d) an initial

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Convertible note (Continued)

  public offering of the Company's shares an internationally recognised stock exchange (the "Exit Event").

(b)
Redemption feature

          At any time after the earliest of (i) an Exit Event, or (ii) the fourth anniversary of the issuance of the convertible note, both holder and the Company have a right to redeem all outstanding convertible note. The redemption price equals to 100% of the issue price plus an amount accruing at a rate of 15% per annum, compounding semi-annually, beginning on the date of issuance of such convertible note and to the redemption price payment date, plus any declared and unpaid dividends.

          Before the first anniversary of the issuance of the convertible note, the convertible note is redeemable at the option of the Company and with the consent of the convertible note holder. The redemption price equals to 100% of the issue price plus an interest amount accruing at a rate of 8% of the issue price.

          Upon or after the first anniversary but prior to fourth anniversary of the issuance of the convertible note, at the option of the Company, the convertible note is redeemable at redemption price equals to 100% of the issue price plus an amount accruing at a rate of 15% per annum, beginning on the date of issuance of such convertible note and to the redemption price payment date, plus any declared and unpaid dividends.

(c)
Fair value measurement

          The Group monitors the convertible note on a fair value basis which is in accordance with its risk management strategy and does not bifurcate any feature from its debt host instrument and designates the entire hybrid contract as a financial liability at fair value through profit or loss with the changes in the fair value recorded in consolidated statement of comprehensive income.

          As at 31 December 2018, the directors had used the market comparable method whereas the directors had used the discounted cash flow method as at 31 December 2017 to determine their underlying equity fair value of the Group and adopted equity allocation method to determine the fair value of the convertible note. Key assumptions are set out as below:

2017
Discount rate	14.87%
Risk-free interest rate	1.43%
Volatility	30.18%

          Discount rate was estimated by weighted average costs of debt as of the appraisal date. The directors estimated the risk-free interest rate on the yield of Hong Kong Government Bond Yield with a maturity life equal to period from the respective appraisal dates to expected liquidation date. Volatility was estimated at the dates of appraisal based on average of historical volatilities of the comparable companies in the same industry for a period from the respective appraisal dates to expected liquidation date. The change in fair value is because of change in underlying value of the Group.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26 Convertible note (Continued)

          The movement of the convertible note is set out as below:

RMB'000
For the year ended 31 December 2016
At 1 January 2016	—
Fair value of convertible note issued	60,163

At 31 December 2016	60,163

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	—

For the year ended 31 December 2017
At 1 January 2017	60,163
Change in fair value	1,283

At 31 December 2017	61,446

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	1,283

For the year ended 31 December 2018
At 1 January 2018	61,446
Change in fair value	9,152

At 31 December 2018	70,598

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	9,152

27 Exchangeable note liabilities

        On 8 December 2016 (the "Issuance Date"), immediate holding companies of the Company (the "Holding Companies") owned by Dr. Zhou Pengwu and Ms. Ding Wenting entered into exchangeable note purchase agreements with an independent investor, and pursuant to which, the Holding Companies issued exchangeable notes at principal amounts of US$13,921,517 (RMB97,227,875) in total (the "Exchangeable Note").

        The Exchangeable Note holder has the right to require the Holding Companies to exchange for a predetermined amount of Series B Convertible Redeemable Preferred Shares of the Company at any time (the "Exchange"). Upon occurrence of the Exchange, the Company will issue 5,976,960 Series B Preferred Shares to the Exchangeable Note holder and simultaneously the Company will cancel 5,976,960 ordinary shares held by Dr. Zhou Pengwu and Ms. Ding Wenting.

        On the Issuance Date, the Group recognised the fair value of the Exchangeable Note of RMB90,513,000 as a financial liability at fair value through profit or loss, as the Exchange can be initiated at any time by the Exchangeable Note holder and the corresponding Series B Preferred Shares would be liability classified.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Exchangeable note liabilities (Continued)

        Also on the Issuance Date, the Group measured the fair value of the 5,976,960 ordinary shares in the Company that will be cancelled upon the future occurrence of the Exchange, recognizing a corresponding reduction in other reserves of RMB51,311,000.

        The fair value of the Exchangeable Note liability recognized on the Issuance Date was equal to the corresponding fair value of the Series B Preferred Shares that would be issued by the Company upon the Exchange. The amount by which the fair value of the Series B Preferred Shares exceeded the fair value of the 5,976,960 ordinary shares held by Dr. Zhou Pengwu and Ms. Ding Wenting that would be cancelled upon the Exchange, was equal to RMB39,202,000. This amount was recognised as an one-time compensatory expense charged to the consolidated statements of comprehensive income for the year ended 31 December 2016.

        The key terms of the Exchangeable Note are summarised as follows:

(a)
Redemption feature

          At the fourth anniversary of the issuance of the exchangeable note, Holding Companies shall redeem the exchangeable note by payment of the principal amounts to the exchangeable note holder.

(b)
Exchange feature

          Exchangeable note is exchangeable into Series B Preferred Shares of the Company, at the option of the holder, at any time before the fourth anniversary of the issuance of the exchangeable note. Also, all Series B Preferred Shares will automatically convert to ordinary shares upon completion of a qualified initial public offering. Exchange price of the exchange is at US$2.3292. The par value of Series B Preferred Shares is US$1 each. Set out below are the key features of the Series B Preferred Shares:

            (i)  Dividends rights

          The holders of Series B Preferred Shares will be entitled to receive in preference to the holders of the ordinary shares a per share amount equal to 8% of the issue price per annum when it is declared by the Board of Directors.

          The holders of Series B Preferred Shares would be entitled to receive participating dividends if declared as if each outstanding Series B Preferred Shares had been converted into ordinary shares prior to the record date for dividend or distribution.

           (ii)  Voting rights

          Each Series B Preferred Shares conveys the right to its holder of one vote for each ordinary share upon conversion.

          (iii)  Conversion feature

          Series B Preferred Shares are convertible, at the option of the holders, at any time after the date of issuance of such Series B Preferred Shares into such number of fully paid ordinary shares of the Company according to a conversion price. Conversion price is initially the issue price of Series B Preferred Shares , resulting in an initial conversion ratio of 1:1, and is subject to adjustments for certain events, including but not limited to additional equity securities issuance, share dividends, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Exchangeable note liabilities (Continued)

  conversion price is also subject to anti-dilution adjustment in the event the Company issues new securities at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution. Each Series B Preferred Shares is automatically converted into ordinary shares of the Company at the then effective conversion price upon earlier of (i) the closing date of a qualified initial public offering of the Company's shares on a reputable stock exchange, or (ii) the date of election by the majority of holders of Series A Preferred Shares, Series B Preferred Shares, Convertible note and Exchangeable note.

          Upon conversion, all preferred rights entitled to such holders shall lapse and such holders will thereafter hold rights equivalent to ordinary shareholders.

          (iv)  Redemption feature

          At any time after the earliest of (i) the date that any other class or series of equity securities of the Company becomes redeemable, or (ii) the fourth anniversary of the issuance of the Series B Preferred Shares, the Series B Preferred Shares holders have a right to require the Company to redeem all outstanding Series B Preferred Shares, where the majority of Series B Preferred Shares holders vote for a redemption. The redemption price equals to 100% of the issuance price plus an amount accruing at a rate of 10% per annum, compounding annually, beginning on the date of issuance of the Convertible note and to the redemption price payment date, plus any declared and unpaid dividends.

           (v)  Liquidation preferences

          In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, a sale, transfer, lease or other disposition of all or substantially all of the assets of the Group, the holders of Series B Preferred Shares will be entitled to receive in preference to the holders of other classes of shares of the Company, a liquidation preference per share equal to 100% of the issue price of the Series B Preferred Shares, plus an amount accruing daily at a rate of 10% per annum, compound annually, beginning on the date of issuance of the Convertible note and to the date the liquidator pays the Preferred Amount (as defined below), plus all accrued but unpaid dividends on such Series B Preferred Shares (collectively, the "B Preferred Amount").

(c)
Fair value measurement

          The Group monitors the exchangeable note on a fair value basis which is in accordance with its risk management strategy and does not bifurcate any feature from its debt host instrument and designates the entire compound financial instruments as a financial liability at fair value through profit or loss with the changes in the fair value recorded in consolidated statement of comprehensive income.

          As at 31 December 2018, the directors had used the market comparable method whereas the directors had used the discounted cash flow method as at 31 December 2017 to determine their

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Exchangeable note liabilities (Continued)

  underlying equity fair value of the Group and adopted equity allocation method to determine the fair value of the exchangeable note. Key assumptions are set out as below:

2017
Discount rate	14.87%
Risk-free interest rate	1.43%
Volatility	30.18%

          Discount rate was estimated by weighted average costs of debt as of the appraisal date. The directors estimated the risk-free interest rate on the yield of Hong Kong Government Bond Yield with a maturity life equal to period from the respective appraisal dates to expected liquidation date. Volatility was estimated at the dates of appraisal based on average of historical volatilities of the comparable companies in the same industry for a period from the respective appraisal dates to expected liquidation date.

          The change in fair value is because of change in underlying value of the Group.

          The movement of the exchangeable note liabilities is set out as below:

RMB'000
For the year ended 31 December 2016
At 1 January 2016	—
Fair value of exchangeable notes issued	90,513

At 31 December 2016	90,513

For the year ended 31 December 2017
At 1 January 2017	90,513
Change in fair value	38,307

At 31 December 2017	128,820

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	38,307

For the year ended 31 December 2018
At 1 January 2018	128,820
Change in fair value	56,925

At 31 December 2018	185,745

Fair value changes for the year included in consolidated statement of comprehensive income for liabilities held at the year end	56,925

          As at 31 December 2017, if discount rate had been 5% higher/lower, the fair value of exchangeable note liabilities would have been approximately 5% lower/higher.

          There is no sensitivity analysis as at 31 December 2018 as the market comparable method was used.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28 Cash generated from operations

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Profit/(loss) before income tax	64,240	(53,169)	(233,972)
Adjustments for:
Finance income	(309)	(868)	(322)
Finance costs	2,920	6,581	9,244
Amortisation of intangible assets (Note 13)	3,126	2,267	2,395
Depreciation of property, plant and equipment (Note 11)	34,212	25,522	27,306
Depreciation of investment properties (Note 12)	1,391	1,322	2,439
Loss on write off of property, plant and equipment (Note 11)	149	559	80
Share of (profits)/losses of investments accounted for using the equity method	(1,594)	1,415	(1,730)
Fair value (gain)/loss of convertible redeemable preferred shares	(49,027)	85,461	226,248
Fair value loss of convertible note	—	1,283	9,152
Fair value loss of exchangeable note liabilities	—	38,307	56,925
Fair value loss of derivative financial instrument	—	—	301
One-time compensatory expense arising from the issuance of exchangeable note liabilities (Note 27)	39,202	—	—
Gain on disposal of associate	—	—	(3,996)
Gain on disposal of subsidiaries (Note 30)	—	(1,737)	191

	94,310	106,943	94,261
Changes in working capital:
—Inventories	(110)	(10,969)	3,395
—Trade receivables	(2,776)	(4,174)	(824)
—Other receivables, deposits and prepayments	(31,310)	(1,851)	(35,842)
—Balances with related parties	(4,650)	(10,408)	(25,092)
—Trade payables	3,866	2,708	(2,196)
—Accruals, other payables and provisions	4,210	13,018	(3,807)
—Contract liabilities	(5,930)	2,524	(31)

Cash flow from operating activities	57,610	97,791	29,864

        This section sets out an analysis of net debt and the movements in net debt for the years:

		Liabilities from financing activities
Net debt	Cash and bank	Borrowing due within 1 year	Borrowing due after 1 year	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As at 1 January 2017	128,965	(65,239)	—	63,726
Cash flows	(26,837)	43,219	(23,980)	(7,598)
Foreign exchange adjustments	3,217	—	—	3,217

As at 31 December 2017	105,345	(22,020)	(23,980)	59,345

As at 1 January 2018	105,345	(22,020)	(23,980)	59,345
Cash flows	(4,547)	(55,110)	4,104	(55,553)
Foreign exchange adjustments	1,088	—	—	1,088

As at 31 December 2018	101,886	(77,130)	(19,876)	4,880

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29 Business combination

  (a)
  Guangzhou Pengai Medical Aesthetic Clinic Co., Ltd.

        On 5 April 2017, the Group acquired 95% of the share capital of Guangzhou Pengai Medical Aesthetic Clinic Co., Ltd. ("Guangzhou Pengai"), an aesthetic medical treatment provider operating in the PRC for RMB13,110,000 and obtained control.

        As a result of the acquisition, the Group is expected to increase its presence in Guangzhou. The goodwill of RMB4,722,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

        The following table summarises the consideration paid for Guangzhou Pengai.

RMB'000
Purchase consideration
Cash paid	12,144
Consideration payable	966

Total purchase consideration	13,110

        The assets and liabilities recognised as a result of the acquisition are as follows:

RMB'000
Cash and cash equivalents	153
Trade receivables and other receivables	59
Inventories	235
Properties, plant and equipment	9,288
Trade payables and other payables	(906)
Non-controlling interest	(441)

Net identifiable assets acquired	8,388
Add: goodwill (Note 13)	4,722

Net assets acquired	13,110

        An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB'000
Cash consideration	(12,144)
Cash and cash equivalents	153

Net outflow of cash and cash equivalents included in cash flows from investing activities	(11,991)

        Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2017.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29 Business combination (Continued)

        For the year ended 31 December 2017, the revenue included in consolidated statement of comprehensive income since 5 April 2017 contributed by Guangzhou Pengai was RMB11,087,000. Guangzhou Pengai also contributed loss of RMB2,268,000 over the same period.

        The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2016:

	2016	2017
	RMB'000	RMB'000
Pro forma consolidated statement of comprehensive income:
Revenue	595,329	709,963
Profit/(loss) after tax	86,303	(73,009)

        Had Guangzhou Pengai been consolidated from 1 January 2016, consolidated statement of comprehensive income would show pro forma revenue of RMB595,329,000 and a net gain of RMB86,303,000.

  (b)
  Chengdu Pengai Yueji Medical Aesthetic Clinic Co., Ltd.

        On 28 December 2017, the Group acquired 70% of the share capital of Chengdu Jinjiang Yueji Medical Aesthetic Clinic Company Limited ("Chengdu Yueji"), an aesthetic medical treatment provider operating in the PRC for RMB30,500,000 and obtained control.

        As a result of the acquisition, the Group is expected to increase its presence in Chengdu. The goodwill of RMB19,749,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

        The following table summarises the consideration paid for Chengdu Yueji.

RMB'000
Purchase consideration
Cash paid	20,000
Consideration payable	10,500

Total purchase consideration	30,500

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29 Business combination (Continued)

        The assets and liabilities recognised as a result of the acquisition are as follows:

RMB'000
Cash and cash equivalents	2,391
Intangible assets	8,770
Trade receivables and other receivables	5,175
Inventories	878
Properties, plant and equipment	3,906
Trade payables and other payables	(2,107)
Current income tax liabilities	(1,461)
Deferred income tax liabilities	(2,193)
Non-controlling interest	(4,608)

Net identifiable assets acquired	10,751
Add: goodwill (Note 13)	19,749

Net assets acquired	30,500

        An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB'000
Cash consideration	(20,000)
Cash and cash equivalents	2,391

Net outflow of cash and cash equivalents included in cash flows from investing activities	(17,609)

        Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2017.

        For the year ended 31 December 2017, no revenue is included in consolidated statement of comprehensive income since 28 December 2017 contributed by Chengdu Yueji. There is no gain or loss contributed by Chengdu Yueji over the same period.

        The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2016:

	2016	2017
	RMB'000	RMB'000
Pro forma consolidated statement of comprehensive income:
Revenue	606,876	723,819
Profit/(loss) after tax	93,964	(67,348)

  (c)
  Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd.

        On 28 May 2018, the Group acquired additional 49% of the equity interest of Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. ("Hangzhou Pengai") at a consideration of RMB6,000,000. Hangzhou Pengai became a 100% subsidiary of the Company since then.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29 Business combination (Continued)

        The following table summarises the consideration paid for Hangzhou Pengai.

RMB'000
Total consideration
Fair value of the previously held equity interest in an associate at the acquisition date	6,245
Cash consideration	6,000

12,245

        The assets and liabilities recognised as a result of the acquisition are as follows:

RMB'000
Cash and cash equivalents	2,022
Intangible assets	1,175
Other receivables	5,006
Inventories	188
Property, plant and equipment	6,365
Trade payables and other payables	(5,779)
Contract liabilities	(936)
Deferred income tax liabilities	(283)

Net identifiable assets acquired	7,758
Add: goodwill (Note 13)	4,487

Net assets acquired	12,245

        An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB'000
Cash consideration	(5,000)
Cash and cash equivalents	2,022

Net outflow of cash and cash equivalents included in cash flows from investing activities	(2,978)

        As at 31 December 2018, the consideration payable balance in relation to the acquisition of Hangzhou Pengai is RMB1,000,000.

        Acquisition-related costs have been charged to general and administrative expenses in consolidated statement of comprehensive income for the year ended 31 December 2018.

        For the year ended 31 December 2018, the revenue included in consolidated statement of comprehensive income since 28 May 2018 contributed by Hangzhou Pengai was RMB9,613,000. Hangzhou Pengai also contributed profit of RMB298,000 over the same period.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29 Business combination (Continued)

        The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2016:

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Pro forma consolidated statement of comprehensive income:
Revenue	605,598	706,549	765,406
Profit/(loss) after tax	53,737	(76,591)	(312,224)

30 Disposals of subsidiaries

  (a)
  Jinan Pengai Aesthetic Medical Hospital Co., Ltd. ("Jinan")

        On 1 January 2017, the Group disposed its entire interest in Jinan to an individual third party. Details of the net assets of Jinan disposed of and their financial impacts are summarised as follows:

2017
RMB'000
Net assets disposed of:
Property, plant and equipment	1,897
Intangible assets	8,163
Goodwill	2,094
Deferred income tax assets	77
Inventories	630
Other receivables, deposits and prepayments	6,009
Current income tax recoverable	33
Cash and cash equivalents	105
Deferred income tax liabilities	(2,041)
Trade payables	(149)
Accruals, other payables and provisions	(3,922)
Deferred revenue	(14)
Non-controlling interests	(654)

Net assets of subsidiary	12,228
Gain on disposal of subsidiary	1,222

Cash consideration	13,450

        As at 31 December 2017 and 2018, the consideration receivable balance in relation to the disposal of Jinan is RMB13,450,000.

        In January 2019, after due negotiation about the settlement of the consideration receivable between the Group and the third party buyer of Jinan, the Group entered into an agreement with the third party buyer of Jinan to acquire back the entire equity interest of Jinan at the same amount of consideration.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30 Disposals of subsidiaries (Continued)

  (b)
  Shanghai Nishizhen Aesthetic Medical Clinic Co., Ltd. ("Nishizhen")

        On 1 January 2017, the Group disposed its entire interest in Nishizhen to an individual third party. Details of the net assets of Nishizhen disposed of and their financial impacts are summarised as follows:

2017
RMB'000
Net assets disposed of:
Property, plant and equipment	3,658
Intangible assets	146
Goodwill	1,227
Other receivables, deposits and prepayments	563
Current income tax recoverable	281
Cash and cash equivalents	244
Deferred income tax liabilities	(35)
Trade payables	(28)
Accruals, other payables and provisions	(96)
Non-controlling interests	(625)

Net assets of subsidiary	5,335
Gain on disposal of subsidiary	515

Cash consideration	5,850

        An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Nishizhen is as follows:

2017
RMB'000
Cash consideration	5,850
Cash and cash equivalents disposed of	(244)

Net cash inflow in respect of disposal of Nishizhen	5,606

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30 Disposals of subsidiaries (Continued)

  (c)
  Beijing Aomei Yixin Investment Consultation Company ("Beijing Aomei")

        On 11 January 2018, the Group disposed its entire interest in Beijing Aomei to an individual third party. Details of the net assets of Beijing Aomei disposed of and their financial impacts are summarised as follows:

2018
RMB'000
Net assets disposed of:
Property, plant and equipment	2,273
Intangible assets	19
Goodwill	572
Deferred income tax assets	1,273
Inventory	691
Trade receivables	79
Other receivables, deposits and prepayments	778
Current income tax recoverable	18
Cash and cash equivalents	2,273
Trade payables	(257)
Accruals, other payables and provisions	(2,733)
Non-controlling interests	85

Net assets of subsidiary	5,071
Loss on disposal of subsidiary	(191)

Cash consideration	4,880

        An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Beijing Aomei is as follows:

2018
RMB'000
Cash received during 2018	3,200
Cash and cash equivalents disposed of	(2,273)

Net cash inflow in respect of disposal of Beijing Aomei	927

        As at 31 December 2018, the consideration receivable balance in relation to the disposal of Jinan is RMB1,680,000.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31 Transactions with non-controlling interests

        During the year ended 31 December 2016, 2017 and 2018, the Group completed the following transactions with non-interesting interests and the impact are as below:

For the year ended 31 December 2016	(Debit)/credit to other reserve	Credit/(debit) to non-controlling interests	Total net (debit)/credit to Equity
	RMB'000	RMB'000	RMB'000
Acquisition of additional interests in subsidiaries:
—Changsha Pengai Aesthetic Medical Clinic Co., Ltd. ("Changsha Pengai") (Note a)	(2,236)	661	(1,575)
—Shanghai Pengai Aesthetic Medical Clinic Co., Ltd. ("Shanghai Pengai") (Note b)	(6,704)	(1,096)	(7,800)
—Chongqing Pengai Aesthetic Medical Clinic Co., Ltd. ("Chongqing Pengai") (Note c)	(1,808)	(3,192)	(5,000)
—Changsha Pengai Aesthetic Medical Clinic Co., Ltd. ("Changsha Pengai") (Note d)	(95)	85	(10)
Disposal of interests in subsidiaries without loss of control:
—Beijing Aomei Yixin Investment Consultation Company Pengai Aesthetic Medical Clinic) ("Beijing Pengai") (Note e)	63	(53)	10
—Shanghai Pengai (Note f)	3,698	1,302	5,000

	(7,082)	(2,293)	(9,375)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31 Transactions with non-controlling interests (Continued)

For the year ended 31 December 2017	(Debit)/credit to other reserve	Debit to non-controlling interests	Total net (debit)/credit to Equity
	RMB'000	RMB'000	RMB'000
Acquisition of additional interests in a subsidiary:
—Huizhou Pengai Aesthetic Medical Hospital Co. Ltd. ("Huizhou Pengai") (Note g)	(308)	(982)	(1,290)
Disposal of interests in a subsidiary without loss of control:
—Changsha Pengai Aesthetic Medical Clinic Co. Ltd. ("Changsha Pengai") (Note h)	426	(6)	420

	118	(988)	(870)

For the year ended 31 December 2018
Acquisition of additional interests in a subsidiary:
—Huizhou Pengai Aesthetic Medical Hospital Co. Ltd. ("Huizhou Pengai") (Note i)	410	(590)	(180)
—Chongqing Pengai Aesthetic Medical Clinic Co., Ltd. ("Chongqing Pengai") (Note j)	(3,820)	(2,430)	(6,250)
Disposal of interests in a subsidiary without loss of control:
—Shenzhen Pengai Xiuqi Medical Aesthetic Clinic Co. Ltd. ("Pengai Xiuqi") (Note k)	—	1,320	1,320
—Guangzhou Pengai Medical Aesthetic Clinic Co., Ltd. ("Guangzhou Pengai") (Note l)	681	1,199	1,880
—Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd. ("Hangzhou Pengai") (Note m)	(350)	2,809	2,459

	(3,079)	2,308	(771)

(a)
Acquisition of additional interest in Changsha Pengai

2016
RMB'000
Carrying amount of non-controlling interests acquired	(661)
Consideration paid to non-controlling interests	(1,575)

Excess of consideration paid to non-controlling interest recognised within equity	(2,236)

          On 31 May 2016, the Group purchased an additional 15% equity interest of Changsha Pengai at a consideration of RMB1,575,000 which resulted in an increase in the Group's equity interest in Changsha Pengai from 66% to 81%.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31 Transactions with non-controlling interests (Continued)

(b)
Acquisition of additional interest in Shanghai Pengai

2016
RMB'000
Carrying amount of non-controlling interests acquired	1,096
Less: consideration paid to non-controlling interest	(7,800)

Excess of consideration paid to non-controlling interest recognised within equity	(6,704)

          On 13 July 2016, the Group purchased an additional 30% equity interest of Shanghai Pengai at a consideration of RMB7,800,000 which resulted in an increase in the Group's equity interest in Shanghai Pengai from 70% to 100%.

(c)
Acquisition of additional interest in Chongqing Pengai

2016
RMB'000
Carrying amount of non-controlling interests acquired	3,192
Less: consideration paid to non-controlling interest	(5,000)

Excess of consideration paid to non-controlling interest recognised within equity	(1,808)

          On 7 November 2016, the Group purchased an additional 20% equity interest of Chongqing Pengai at a consideration of RMB5,000,000 which resulted in an increase in the Group's equity interest in Chongqing Pengai from 50% to 70%.

(d)
Acquisition of additional interest in Changsha Pengai

2016
RMB'000
Carrying amount of non-controlling interests acquired	(85)
Less: consideration paid to non-controlling interest	(10)

Excess of consideration paid to non-controlling interest recognised within equity	(95)

          On 31 December 2016, the Group purchased an additional 2% equity interest of Changsha Pengai at a consideration of RMB10,000 which resulted in an increase in the Group's equity interest in Changsha Pengai from 81% to 83%.

(e)
Disposal of interest in Beijing Pengai without loss of control

2016
RMB'000
Carrying amount of non-controlling interests disposed of	(53)
Less: consideration received from non-controlling interest	(10)

Gain on disposal within equity	(63)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31 Transactions with non-controlling interests (Continued)

          On 30 June 2016, the Group disposed 2% equity interest in Beijing Pengai at a total consideration of RMB10,000 which resulted in a decrease in the Group's equity interest in Beijing Pengai from 100% to 98%.

(f)
Disposal of interest in Shanghai Pengai without loss of control

2016
RMB'000
Carrying amount of non-controlling interests disposed of	1,302
Less: consideration received from non-controlling interest	(5,000)

Gain on disposal within equity	(3,698)

          On 20 September 2016, the Group disposed 20% equity interest in Shanghai Pengai at a total consideration of RMB5,000,000 which resulted in a decrease in the Group's equity interest in Shanghai Pengai from 100% to 80%.

(g)
Acquisition of additional interest in Huizhou Pengai

2017
RMB'000
Carrying amount of non-controlling interests acquired	982
Consideration paid to non-controlling interests	(1,290)

Excess of consideration paid to non-controlling interest recognised within equity	(308)

          On 31 July 2017 and 30 September 2017, the Group purchased additional 1% and 4% equity interest respectively of Huizhou Pengai at consideration of RMB150,000 and RMB1,140,000 respectively which resulted in an increase in the Group's equity interest in Huizhou Pengai from 57.5% to 62.5%.

(h)
Disposal of interest in Changsha Pengai without loss of control

2017
RMB'000
Carrying amount of non-controlling interests disposed of	6
Less: consideration received from non-controlling interest	420

Gain on disposal within equity	426

          On 30 November 2017, the Group disposed 4% equity interest in Changsha Pengai at a total consideration of RMB420,000 which resulted in a decrease in the Group's equity interest in Changsha Pengai from 83% to 79%.

(i)
Acquisition of additional interest in Huizhou Pengai

2018
RMB'000
Carrying amount of non-controlling interests acquired	590
Consideration paid to non-controlling interests	(180)

Gain on acquisition within equity	410

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31 Transactions with non-controlling interests (Continued)

          On 24 July 2018, the Group purchased additional 3% equity interest of Huizhou Pengai at consideration of RMB180,000 which resulted in an increase in the Group's equity interest in Huizhou Pengai from 62.5% to 65.5%.

(j)
Acquisition of additional interest in Chongqing Pengai

2018
RMB'000
Carrying amount of non-controlling interests acquired	2,430
Consideration paid to non-controlling interests	(6,250)

Excess of consideration paid to non-controlling interest recognised within equity	(3,820)

          On 1 January 2018 and 27 August 2018, the Group purchased additional 15% and 10% equity interest respectively of Chongqing Pengai at consideration of RMB3,750,000 and RMB2,500,000 respectively which resulted in an increase in the Group's equity interest in Chongqing Pengai from 70% to 95%.

(k)
Disposal of interest in Pengai Xiuqi without loss of control

2018
RMB'000
Carrying amount of non-controlling interests disposed of	(1,320)
Less: consideration received from non-controlling interest	1,320

Gain on disposal within equity	—

          On 10 October 2018 and 17 December 2018, the Group disposed 8% and 3% equity interest respectively in Pengai Xiuqi at a total consideration of RMB960,000 and RMB360,000 respectively which resulted in a decrease in the Group's equity interest in Pengai Xiuqi from 100% to 89%.

(l)
Disposal of interest in Guangzhou Pengai without loss of control

2018
RMB'000
Carrying amount of non-controlling interests disposed of	(1,199)
Less: consideration received from non-controlling interest	1,880

Gain on disposal within equity	681

          On 1 February 2018, the Group disposed 10% equity interest in Guangzhou Pengai at a total consideration of RMB1,880,000 which resulted in a decrease in the Group's equity interest in Guangzhou Pengai from 95% to 85%.

(m)
Disposal of interest in Hangzhou Pengai without loss of control

2018
RMB'000
Carrying amount of non-controlling interests disposed of	(2,809)
Less: consideration received from non-controlling interest	2,459

Gain on disposal within equity	(350)

          On 31 August 2018, the Group disposed 20% equity interest in Hagnzhou Pengai at a total consideration of RMB2,459,000 which resulted in a decrease in the Group's equity interest in Hagnzhou Pengai from 100% to 80%.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32 Summarised financial information of subsidiaries with material non-controlling interests

        Set out below are the summarised financial information for each subsidiary that has non-controlling interests that are material to the Group.

        As at 31 December 2016, 2017 and 2018, the non-controlling interests attributable to these entities accounted for 46%, 77% and 70% of the total non-controlling interests for the respective year end.

Summarised balance sheets

	Huizhou Pengai			Shanghai Pengai			Chongqing Pengai
	2016	2017	2018	2016	2017	2018	2016	2017	2018
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Current
—Assets	15,987	19,210	17,166	8,684	11,368	12,092	7,922	9,117	10,699
—Liabilities	(3,761)	(4,833)	(2,988)	(5,141)	(3,176)	(2,936)	(27,604)	(33,347)	(33,867)

Total current net assets/(liabilities)	12,226	14,377	14,178	3,543	8,192	9,156	(19,682)	(24,230)	(23,168)

Non-current
—Assets	2,435	2,176	2,124	2,822	2,456	3,108	34,808	33,188	30,928
—Liabilities	—	—	—	—	—	—	—	—	—

Total non-current net assets	2,435	2,176	2,124	2,822	2,456	3,108	34,808	33,188	30,928

Net assets	14,661	16,553	16,302	6,365	10,648	12,264	15,126	8,958	7,760

	Baotou Yueji		Chengdu Yueji		Xiuqi Pengai		Haikou Pengai
	2017	2018	2017	2018	2017	2018	2016	2017	2018
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Current
—Assets	13,309	2,053	8,441	5,656	13,192	7,081	15,923	9,908	9,180
—Liabilities	(32,568)	(4,551)	(3,566)	(2,419)	(856)	(12,776)	(9,611)	(2,053)	(3,893)

Total current net assets/(liabilities)	(19,259)	(2,498)	4,875	3,237	12,336	(5,695)	6,312	7,855	5,287

Non-current
—Assets	29,292	6,893	3,905	5,515	137	17,578	1,600	1,349	4,563
—Liabilities	—	—	—	—	—	—	—	—	—

Total non-current net assets	29,292	6,893	3,905	5,515	137	17,578	1,600	1,349	4,563

Net assets	10,033	4,395	8,780	8,752	12,473	11,883	7,912	9,204	9,850

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32 Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of comprehensive income

	Huizhou Pengai			Shanghai Pengai			Chongqing Pengai
	2016	2017	2018	2016	2017	2018	2016	2017	2018
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenue	35,692	36,517	33,996	37,926	43,565	38,685	18,515	34,750	37,167
Profit/(loss) before income tax	10,257	9,195	7,299	7,998	4,748	4,073	(13,165)	(8,224)	(1,424)
Income tax (expense)/credit	(2,564)	(1,749)	(1,796)	(1,650)	(465)	(994)	3,291	2,056	226
Profit/(loss) and total comprehensive income/(loss) for the year	7,693	7,446	5,503	6,348	4,283	3,079	(9,874)	(6,168)	(1,198)

Total comprehensive income/(loss) allocated to non-controlling interests	3,269	3,059	2,174	1,009	926	527	(1,802)	(1,850)	(257)

Dividend paid to non-controlling interests	886	2,378	—	—	—	—	—	—	—

	Baotou Yueji		Chengdu Yueji		Xiuqi Pengai		Haikou Pengai
	2017	2018	2017	2018	2017	2018	2016	2017	2018
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenue	4,449	6,632	2,532	32,866	2,885	34,599	18,122	21,300	24,165
Profit/(loss) before income tax	1,567	274	1,542	27	630	(774)	2,584	4,362	4,806
Income tax (expense)/credit	(392)	(55)	(1,435)	(56)	(158)	206	(646)	(1,036)	(1,209)
Profit/(loss) and total comprehensive income/(loss) for the year	1,175	219	107	(29)	472	(568)	1,938	3,326	3,597

Total comprehensive income/(loss) allocated to non-controlling interests	576	107	—	(9)	—	(32)	252	436	468

Dividend paid to non-controlling interests	—	—	—	—	—	—	—	—	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32 Summarised financial information of subsidiaries with material non-controlling interests (Continued)

Summarised statements of cash flows

	Huizhou Pengai			Shanghai Pengai			Chongqing Pengai
	2016	2017	2018	2016	2017	2018	2016	2017	2018
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cash flows from operating activities
Cash generated from/(used in) operations	6,945	4,117	8,557	2,966	3,217	1,083	(5,174)	717	1,695
Income tax paid	(3,535)	(891)	(2,801)	—	(869)	(1,764)	(31)	—	(48)

Net cash generated from/(used in) operating activities	3,410	3,226	5,756	2,966	2,348	(681)	(5,205)	717	1,647
Net cash used in investing activities	(212)	(144)	(5,986)	(2,055)	(400)	(2,124)	(11,272)	(2,524)	(909)
Net cash (used in)/generated from financing activities	(3,160)	(2,378)	—	—	—	—	17,715	—	—

Net increase/ (decrease) in cash and cash equivalents	38	704	(230)	911	1,948	(2,805)	1,238	(1,807)	738
Cash and cash equivalents at beginning of the year	135	173	877	679	1,590	3,538	1,764	3,002	1,194

Cash and cash equivalents at end of the year	173	877	647	1,590	3,538	733	3,002	1,195	1,932

	Baotou Yueji		Chengdu Yueji		Xiuqi Pengai		Haikou Pengai
	2017	2018	2017	2018	2017	2018	2016	2017	2018
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Cash flows from operating activities
Cash generated from/(used in) operations	5,590	2,039	7,949	3,363	(11,863)	19,570	1,632	3,694	5,662
Income tax paid	—	(461)	(952)	(1,380)	—	(191)	(387)	(1,048)	(976)

Net cash generated from/(used in) operating activities	5,590	1,578	6,997	1,983	(11,863)	19,379	1,245	2,646	4,686
Net cash used in investing activities	(2,988)	(1,353)	(2,346)	(2,007)	11,863	(18,853)	(1,608)	(1,866)	(5,962)
Net cash (used in)/generated from financing activities	—	—	(2,359)	—	—	—	—	—	—

Net increase/ (decrease) in cash and cash equivalents	2,602	225	2,292	(24)	—	526	(363)	780	(1,276)
Cash and cash equivalents at beginning of the year	—	2,602	99	2,391	—	—	1,477	1,114	1,894

Cash and cash equivalents at end of the year	2,602	2,827	2,391	2,367	—	526	1,114	1,894	618

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33 Commitments

(a)
Capital commitments

	2017	2018
	RMB'000	RMB'000
Contracted but not provided for
—Property, plant and equipment	—	106

(b)
Operating lease commitments

        The Group leases premises for aesthetic healthcare services and offices under non-cancellable operating agreements. The lease terms are between 3 and 9 years, and majority of lease agreements are renewable at the end of the lease period at market rate.

        The future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2017	2018
	RMB'000	RMB'000
Not later than 1 year	38,093	34,426
Later than 1 year and not later than 5 years	92,354	98,416
Later than 5 years	36,621	68,444

	167,068	201,286

34 Related party transactions

        Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, common significant influence or joint control. Members of key management and their close family member of the Group are also considered as related parties.

        The following significant transactions were carried out between the Group and its related parties in addition to the related party information shown elsewhere in these consolidated financial statements. In the opinion of the directors of the Company, the related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34 Related party transactions (Continued)

  (a)
  Transactions with related parties

	2017	2018
	RMB'000	RMB'000
Rental expenses
— A related company	1,442	1,940
— Non-controlling interests	—	1,992
Disposal of interest in subsidiaries without loss of control
—Related companies	420	—
Acquisition of additional interest in subsidiaries
—Related companies	1,290	—
—A director	—	6,250
License income from an associate
—An associate	6,442	5,983
Service fee expenses
—A related company	2,500	5,000
Interest expense from convertible note
—A shareholder	4,815	4,660

  (b)
  Balances with related parties

	2017	2018
	RMB'000	RMB'000
Non-current (Note i)
Amounts due from related parties
Amount due from a non-controlling interests	628	—

Loans to directors	7,600	—

Current (Note ii)
Amounts due from related parties
Amounts due from related companies	14,206	18,070
Amounts due from related parties	3,904	—
Amounts due from directors	7,868	24,777
Amounts due from non-controlling interests	8,689	12,507

	34,667	55,354

Amounts due to related parties
Amounts due to related companies	5,022	14
Amounts due to non-controlling interests	7,039	204

	12,061	218

        Note i: Balances due from related parties are unsecured, interest free, repayable in 2 years and are denominated in RMB. Their carrying values approximate to their fair values.

        Note ii: Balances due from/to related parties are unsecured, interest free, repayable on demand and are denominated in RMB. Their carrying values approximate to their fair values.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34 Related party transactions (Continued)

  (c)
  Key management compensation

          Key management includes directors and senior managements. The compensation paid or payable to key management for employee services is shown below:

	2017	2018
	RMB'000	RMB'000
Basic salaries and bonus	10,141	18,653
Pension costs—defined contribution plans	306	226

	10,447	18,879

  (d)
  Personal guarantees from Dr. Zhou Pengwu and Ms. Ding Wenting and corporate guarantee from a related company controlled by Dr. Zhou Pengwu

	2017	2018
	RMB'000	RMB'000
Bank borrowings of the Group secured by personal guarantees from Dr. Zhou Pengwu and Ms. Ding Wenting and corporate guarantee from a related company	46,000	23,967

35 Particulars of the subsidiaries

        The following is a list of the principal subsidiaries at 31 December 2017 and 2018:

				Interest held
	Place of incorporation/ establishment	Registered capital/ issued share capital
Name			Principal activities	2017	2018
Directly hold:
Dragon Jade Holdings Limited	British Virgin Islands (The "BVI")	Registered capital of 1 share without par value	Investment holding and provision of management services	100%	100%
Stargaze Wealth Limited	BVI	Registered capital of 50,000 shares without par value	Investment holding and provision of management services	100%	100%
Indirectly hold:
Peng Oi Investment (Hong Kong) Holdings Limited	Hong Kong	10,000 ordinary shares	Investment holding and provision of management services	100%	100%
Peng Yida Business Consulting (Shenzhen) Co.,Ltd	The PRC	Registered capital of Hong Kong dollar 98,000,000	Investment holding and provision of management services	100%	100%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35 Particulars of the subsidiaries (Continued)

				Interest held
	Place of incorporation/ establishment	Registered capital/ issued share capital
Name			Principal activities	2017	2018
Shenzhen Pengai Hospital Investment Management Co., Ltd.	The PRC	Registered capital of RMB10,000,000	Investment holding and provision of management services	100%	100%
China Aesthetic Healthcare Holdings (Singapore) Pte. Ltd.	Singapore	Singapore dollars 10	Investment holding and provision of management services	100%	100%
Shenzhen Pengcheng General Hospital Co., Ltd.	The PRC	Registered capital of RMB36,000,000	Provision of aesthetic medical services and general healthcare services	100%	100%
Shenzhen Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB30,000,000	Provision of aesthetic medical services	100%	100%
Shenzhen Pengai Beauty Promise Cosmetic Co., Ltd.	The PRC	Registered capital of RMB100,000	Sales of cosmetic products	100%	100%
Nanchang Pengai Aesthetic Medical Clinic Co., Ltd.	The PRC	Registered capital of RMB5,000,000	Provision of aesthetic medical services	70%	70%
Haikou Pengai Aesthetic Medical Clinic Co., Ltd.	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	87%	87%
Huizhou Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical services	62.5%	65.5%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35 Particulars of the subsidiaries (Continued)

				Interest held
	Place of incorporation/ establishment	Registered capital/ issued share capital
Name			Principal activities	2017	2018
Shenzhen Guangji General Clinic Co., Ltd.	The PRC	Registered capital of RMB6,000,000	Provision of aesthetic medical and general healthcare services	100%	100%
Jinan Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB5,210,000	Provision of aesthetic medical services	—	—
Yantai Pengai Aesthetic Medical Hospital Co., Ltd.	The PRC	Registered capital of RMB7,290,000	Provision of aesthetic medical services	94%	94%
Shanghai Nishizhen Medical Technology Co., Ltd.	The PRC	Registered capital of RMB500,000	Provision of medical aesthetic technical consulting and management services	100%	100%
Shanghai Nishizhen Aesthetic Medical Clinic Co., Ltd.	The PRC	Registered capital of RMB5,000,000	Provision of aesthetic medical services	—	—
Shenzhen Pengai Culture Broadcast Co., Ltd.	The PRC	Registered capital of RMB1,000,000	Provision of cultural, artistic activities, corporate image, exhibition planning and advertising service	100%	100%
Changsha Pengai Aesthetic Medical Clinic Co., Ltd.	The PRC	Registered capital of RMB500,000	Provision of aesthetic medical services	79%	79%
Beijing Aomei Yixin Investment Consultation Company	The PRC	Registered capital of RMB1,000,000	Provision of aesthetic medical services and trading of medical equipment and supplies	100%	—

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35 Particulars of the subsidiaries (Continued)

				Interest held
	Place of incorporation/ establishment	Registered capital/ issued share capital
Name			Principal activities	2017	2018
Beijing Aomei Yixin Investment Consultation Company Pengai Aesthetic Medical Clinic	The PRC	Registered capital of RMB1,000,000	Provision of aesthetic medical services	98%	—
Shanghai Pengai Aesthetic Medical Clinic Co., Ltd.	The PRC	Registered capital of RMB2,500,000	Provision of aesthetic medical services	80%	80%
Wuhan Pengai Jinggang Aesthetic Medical Clinic Co., Ltd.	The PRC	Registered capital of RMB2,500,000	Provision of aesthetic medical services	51%	51%
Newa Medical Aesthetics Limited	Hong Kong	1,000,000 ordinary shares	Provision of aesthetic medical services	100%	100%
Chongqing Pengai Aesthetic Medical Clinic Co., Ltd.	The PRC	Registered capital of RMB2,500,000	Provision of aesthetic medical services	70%	95%
Guangzhou Pengai Medical Aesthetic Clinic Co., Ltd.	The PRC	Registered capital of RMB9,660,000	Provision of aesthetic medical services	95%	85%
Shenzhen Pengai Xiuqi Medical Aesthetic Clinic Co. Ltd.	The PRC	Registered capital of RMB12,000,000	Provision of aesthetic medical services	100%	89%
Baotou Pengai Yueji Medical Aesthetic Clinic Co. Ltd. ("Baotou Yueji")	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	51%	51%

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

35 Particulars of the subsidiaries (Continued)

				Interest held
	Place of incorporation/ establishment	Registered capital/ issued share capital
Name			Principal activities	2017	2018
Yinchuanshi Pengai Yueji Aesthetic Medical Clinic Co. Ltd.	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	51%	51%
Chengdu Pengai Yueji Medical Asethetic Clinic Co., Ltd.	The PRC	Registered capital of RMB3,000,000	Provision of aesthetic medical services	70%	70%
Hangzhou Pengai Aesthetic Medical Clinic Co., Ltd.	The PRC	Registered capital of RMB2,500,000	Provision of aesthetic medical services	51%	80%

36 Additional information: condensed financial statements of the Company

        The condensed financial statements of Aesthetic Medical International Holdings Group Limited have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04.

        The Company records its investments in subsidiaries under the equity method of accounting. Such investments and loans to subsidiaries are presented on the condensed financial statements as "Investment in subsidiaries and due from subsidiaries" and the profit of the subsidiaries is presented as "Profit from subsidiaries" in the condensed statements of comprehensive income.

        The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these financial statements should be read in conjunction with the notes to the consolidated financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted.

        As of December 31, 2017 and 2018, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those, if any, which have been separately disclosed in the consolidated financial statements.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36 Additional information: condensed financial statements of the Company (Continued)

Condensed balance sheets of the parent company

	2017	2018
	RMB'000	RMB'000
ASSETS
Non-current assets
Investments in subsidiaries and due from subsidiaries	400,454	458,056

Current assets
Other receivables, deposits and prepayments	8	4,200
Cash and cash equivalents	19,395	26,932

	19,403	31,132

Total assets	419,857	489,188

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	259	265
Other reserves	(22,499)	(249,621)

Total equity/(deficit)	(22,240)	(249,356)

LIABILITIES
Non-current liabilities
Convertible redeemable preferred shares	249,864	476,112
Convertible note	61,446	70,598
Exchangeable note liabilities	128,820	185,745
Derivative financial instrument	—	301

	440,130	732,756

Current liabilities
Accruals, other payables and provisions	1,967	5,788

Total liabilities	442,097	738,544

Total equity and liabilities	419,857	489,188

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

36 Additional information: condensed financial statements of the Company (Continued)

Condensed statements of comprehensive income of the parent company

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Profit from subsidiaries	1,469	71,644	55,581
Selling expenses	—	—	(1,537)
General and administrative expenses	—	(14,206)	(9,252)
Finance income	31	—	14
Finance costs	—	(4,816)	(4,660)
Fair value loss of convertible redeemable preferred shares	49,027	(85,461)	(226,248)
Fair value loss of convertible note	—	(1,283)	(9,152)
Fair value loss of exchangeable note liabilities	—	(38,307)	(56,925)
Fair value loss of derivative financial instrument	—	—	(301)

Profit/(loss) before income tax	50,527	(72,429)	(252,480)
Income tax expense	—	—	—

Profit/(loss) for the year	50,527	(72,429)	(252,480)

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	148	(215)	1,088

Total other comprehensive income/(loss) for the year, net of tax	148	(215)	1,088

Total comprehensive income/(loss) for the year	50,675	(72,644)	(251,392)

Condensed statements of cash flows of the parent company

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Net cash generated from/(used in) operating activities	6	(36,026)	(13,517)
Net cash (used in)/from investing activities	—	(11)	14
Net cash generated/(used in) from financing activities	60,162	(4,816)	21,040
Net increase/ (decrease) in cash and cash equivalents	60,168	(40,853)	7,537
Cash and cash equivalents at beginning of the year	80	60,248	19,395
Cash and cash equivalents at end of the year	60,248	19,395	26,932

37 Subsequent events

        In January 2019, the Group entered into agreement to acquire 95% equity interest of Jinan Pengai Aesthetic Medical Hospital Co., Ltd., with consideration of RMB13,450,000. After completion of the transaction, Jinan Pengai Aesthetic Medical Hospital Co., Ltd. will become a subsidiary of the Company.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

37 Subsequent events (Continued)

        In February 2019, the Group entered into agreement to acquire 20% of equity interest of LZP Holding, Inc., which owns and operates five plastic surgery centers in California of the United States with consideration of US$5 million (equivalent to RMB34.5 million). In addition, the Group has an option to acquire a further 20% of equity interest of LZP Holding, Inc. under the same term that will expire in November 2019.

        In March 2019, the Group entered into agreement to acquire 30% of equity interest of Shenzhen Pengai Yueji Medical Aesthetic Clinic Co. Ltd., which the Group held 30% equity interest in and accounted for as an associate as at 31 December 2018, with consideration of RMB30,000,000. After completion of the transaction, Shenzhen Pengai Yueji Medical Aesthetic Clinic Co. Ltd. will become a subsidiary of the Company.

        In June 2019, the Company's shareholders and its board of directors approved the Aesthetic Medical International Holdings Group Limited Share Incentive Plan (the "Share Incentive Plan"). The maximum aggregate number of ordinary shares that could be issued pursuant to all awards under the Share Incentive Plan was 5,940,452 shares. As of the date of this report, options to purchase 5,814,952 ordinary shares were granted and are outstanding.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED

30 JUNE 2019

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED 30 JUNE 2018 AND 2019

		Six months ended 30 June
	Note	2018 RMB'000	2019 RMB'000
		(Unaudited)	(Unaudited)
Revenue	7	356,309	393,074
Cost of sales and services rendered	8	(125,883)	(126,545)

Gross profit		230,426	266,529
Selling expenses	8	(158,424)	(165,286)
General and administrative expenses	8	(52,419)	(66,303)
Finance income	9	161	213
Finance costs	9	(4,186)	(12,250)
Other gains, net		6,845	16,532
Fair value gain of convertible redeemable preferred shares	23	—	43,056
Fair value loss of convertible note	23	—	(5,358)
Fair value gain of exchangeable note liabilities	23	—	16,193
Fair value loss of derivative financial instrument		—	(14)
Share of profits/(losses) of investments accounted for using the equity method		766	(1,368)

Profit before income tax		23,169	91,944
Income tax expense	10	(6,273)	(11,780)

Profit for the period		16,896	80,164

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences		135	(89)

Total other comprehensive income/(loss) for the period, net of tax		135	(89)

Total comprehensive income for the period		17,031	80,075

Profit attributable to:
Owners of the Company		16,135	79,053
Non-controlling interests		761	1,111

Profit for the period		16,896	80,164

Earnings per share for profit attributable to owners of the Company (in RMB per share)
—Basic	11	0.39	1.89
—Diluted	11	0.29	0.35
Total comprehensive income attributable to:
Owners of the Company		16,270	78,964
Non-controlling interests		761	1,111

Total comprehensive income for the period		17,031	80,075

The above unaudited interim condensed consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF 31 DECEMBER 2018 AND 30 JUNE 2019

	Note	As at 31 December 2018	As at 30 June 2019	As at 30 June 2019 Pro forma
		RMB'000	RMB'000 (Unaudited)	RMB'000 (Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	13	235,028	497,250	497,250
Investment properties	14	47,168	45,843	45,843
Intangible assets	15	67,712	171,230	171,230
Investments accounted for using the equity method		26,244	10,627	10,627
Prepayments and deposits	16	5,166	19,708	19,708
Deferred income tax assets		12,254	17,883	17,883

		393,572	762,541	762,541

Current assets
Inventories	17	21,143	27,944	27,944
Trade receivables	16	10,760	27,764	27,764
Other receivables, deposits and prepayments	16	89,480	75,789	75,789
Amounts due from related parties	27	55,354	3,151	3,151
Cash and cash equivalents		101,886	78,656	78,656

		278,623	213,304	213,304
Assets held-for-sale		4,344	—	—

		282,967	213,304	213,304

Total assets		676,539	975,845	975,845

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	18	265	306	408
Treasury shares	20	—	(41)	(41)
Accumulated losses		(373,920)	(297,240)	(297,240)
Other reserves	19	95,245	99,635	532,589

		(278,410)	(197,340)	235,716
Non-controlling interests		29,054	43,833	43,833

Total (deficit)/equity		(249,356)	(153,507)	279,549

LIABILITIES
Non-current liabilities
Borrowings	22	19,876	30,496	30,496
Lease liabilities		—	167,440	167,440
Convertible redeemable preferred shares	23	476,112	433,056	—
Convertible note	23	70,598	75,956	75,956
Exchangeable note liabilities	23	185,745	169,552	169,552
Derivative financial instrument		301	315	315
Deferred income tax liabilities		1,971	11,867	11,867

		754,603	888,682	455,626

The above unaudited interim condensed consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

AS OF 31 DECEMBER 2018 AND 30 JUNE 2019

	Note	As at 31 December 2018	As at 30 June 2019	As at 30 June 2019 Pro forma
		RMB'000	RMB'000 (Unaudited)	RMB'000 (Unaudited)
Current liabilities
Trade payables	21	14,356	17,962	17,962
Accruals, other payables and provisions	21	57,992	50,767	50,767
Amounts due to related parties	27	218	718	718
Contract liabilities		5,996	2,917	2,917
Borrowings	22	77,130	105,405	105,405
Lease liabilities		—	40,202	40,202
Current income tax liabilities		13,611	22,699	22,699

		169,303	240,670	240,670
Liabilities held-for-sale		1,989	—	—

		171,292	240,670	240,670

Total liabilities		925,895	1,129,352	696,296

Total equity and liabilities		676,539	975,845	975,845

The above unaudited interim condensed consolidated balance sheets should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE 2018 AND 2019

	Attributable to owners of the Company
	Share capital	Treasury shares	Reserves (Note 19)	Accumulated losses	Sub-total	Non- controlling interests	Total equity/(deficit)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January 2018	259	—	66,684	(113,808)	(46,865)	24,625	(22,240)

Comprehensive income (unaudited)
Profit for the period	—	—	—	16,135	16,135	761	16,896
Currency translation differences	—	—	135	—	135	—	135

Total comprehensive income for the period (unaudited)	—	—	135	16,135	16,270	761	17,031

Transactions with owners (unaudited)
Transfer to statutory reserve	—	—	1,317	(1,317)	—	—	—
Transactions with non-controlling shareholders	—	—	(1,567)	—	(1,567)	(303)	(1,870)
Capital contribution from non-controlling interests	—	—	—	—	—	1,020	1,020
Disposal of a subsidiary due to loss of control	—	—	(17)	—	(17)	85	68

Total transactions with owners	—	—	(267)	(1,317)	(1,584)	802	(782)

Balance at 30 June 2018 (unaudited)	259	—	66,552	(98,990)	(32,179)	26,188	(5,991)

Balance at 1 January 2019	265	—	95,245	(373,920)	(278,410)	29,054	(249,356)

Comprehensive income (unaudited)
Profit for the period	—	—	—	79,053	79,053	1,111	80,164
Currency translation differences	—	—	(89)	—	(89)	—	(89)

Total comprehensive income for the period (unaudited)	—	—	(89)	79,053	78,964	1,111	80,075

Transactions with owners (unaudited)
Transfer to statutory reserve	—	—	2,373	(2,373)	—	—	—
Transactions with non-controlling shareholders	—	—	(4,175)	—	(4,175)	(1,660)	(5,835)
Capital contribution from non-controlling interests	—	—	—	—	—	1,470	1,470
Issuance of shares held as treasury shares (Note 20)	41	(41)	—	—	—	—	—
Share-based payment	—	—	6,281	—	6,281	—	6,281
Business combination (Note 24)	—	—	—	—	—	18,143	18,143
Disposal of subsidiaries due to loss of control	—	—	—	—	—	(2,541)	(2,541)
Dividend to non-controlling shareholders	—	—	—	—	—	(1,744)	(1,744)

Total transactions with owners	41	(41)	4,479	(2,373)	2,106	13,668	15,774

Balance at 30 June 2019 (unaudited)	306	(41)	99,635	(297,240)	(197,340)	43,833	(153,507)

The above unaudited interim condensed consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED 30 JUNE 2018 AND 2019

	Six months ended 30 June
	2018	2019
	RMB'000 (Unaudited)	RMB'000 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26,703	52,797
Income tax paid	(14,380)	(7,106)

Net cash generated from operating activities	12,323	45,691

Cash flows from investing activities
Net cash used in business combinations	(2,978)	(28,880)
Proceeds from disposal of property, plant and equipment	15	—
Purchase of property, plant and equipment	(24,309)	(52,189)
Purchase of investment properties	(31,452)	—
Purchase of intangible assets	(341)	(319)
Deposit of long term investment	—	(6,791)
Balances with related parties	(1,295)	13,689
Interest income received	161	213
Dividend received from an associate	3,225	—
Proceeds from disposal of subsidiaries	927	1,454

Net cash used in investing activities	(56,047)	(72,823)

Cash flows from financing activities
Proceeds from borrowings	30,000	57,175
Repayment of borrowings	(8,100)	(24,175)
Repayment of lease liabilities	—	(22,819)
Interest paid	(4,186)	(5,916)
Capital contribution from non-controlling interests	1,020	1,470
Dividends paid to non-controlling interests	—	(1,744)

Net cash generated from financing activities	18,734	3,991

Net decrease in cash and cash equivalents	(24,990)	(23,141)
Cash and cash equivalents at beginning of the period	105,345	101,886
Effect of changes in foreign exchange rates	(134)	(89)

Cash and cash equivalents at end of the period	80,221	78,656

The above unaudited interim condensed consolidated statements of cash flow should be read in conjunction with the accompanying notes.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 General information

        Aesthetic Medical International Holdings Group Limited (the "Company") was incorporated in the Cayman Islands on 27 May 2011 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of its registered office is Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands.

        The principal activities of the Company and its subsidiaries (together, the "Group") are engaged in the provision of non-surgical aesthetic medical services, surgical aesthetic medical services, other aesthetic medical services and general healthcare services in the People's Republic of China (the "PRC").

        The accompanying unaudited interim condensed consolidated financial statements are presented in Renminbi ("RMB") and rounded to the nearest thousand yuan, unless otherwise stated.

2 Basis of preparation

        The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting". The unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the years ended 31 December 2017 and 2018, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs"). The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, as modified by the revaluation of convertible redeemable preferred shares ("Series A Preferred Shares"), convertible note, exchangeable note liabilities and derivative financial instrument, which are carried at fair value.

        The Group had net current liabilities of RMB27,366,000 as at 30 June 2019. The directors of the Company have considered the Group's cash flow from future operations and available borrowing facilities to conclude that the Group has sufficient financial resources to meet its financial obligations as and when they fall due in the coming twelve months. Accordingly, the Group's unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

3 Accounting policies

        The accounting policies applied are consistent with those of the audited consolidated financial statements for the years ended 31 December 2017 and 2018, as described in those audited consolidated financial statements, except for policies regarding share-based compensation and the estimation of income tax using the tax rate that would be applicable to expected total annual earnings and the adoption of new and amended IFRSs effective for the financial year ending 31 December 2019 which are relevant to the preparation of the unaudited interim condensed consolidated financial statements.

Share-based compensation

        The Group operates a share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Accounting policies (Continued)

        At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-market performance and service conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

        The following amendments to standards are mandatory for the first time for the financial year beginning 1 January 2019 and relevant to the Group:

New and amended IFRSs

  •
  Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, "Annual Improvements 2015-2017 Cycle"

  •
  Amendments to IAS 19, "Employee Benefits: Plan Amendment, Curtailment or Settlement"

  •
  Amendments to IAS 28, "Long-term Interests In an Associate or Joint Venture"

  •
  Amendments to IFRS 9, "Prepayment Features with Negative Compensation"

  •
  IFRS 16, "Leases"

  •
  (IFRIC)-Int 23, "Uncertainty over Income Tax Treatments"

        The impact of the adoption of IFRS 16 is disclosed below. The other standards effective from 1 January 2019 did not have significant impacts on the Group's results and financial position and did not require retrospective adjustments.

IFRS 16 Leases

        IFRS 16 has resulted in almost all leases being recognised on the statement of financial position, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

        The Group has adopted IFRS 16 from 1 January 2019 and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening unaudited interim condensed consolidated balance sheet on 1 January 2019.

        On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases which had previously been classified as 'operating leases' under the principles of IAS 17 "Leases". These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee's

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Accounting policies (Continued)

incremental borrowing rate as of 1 January 2019. The weighted average lessee's incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 6.67%.

As at 1 January 2019
RMB'000
Operating lease commitments disclosed at 31 December 2018	201,286

Discounted using lessee's incremental borrowing rate as of 1 January 2019	133,695
Less: short-term leases recognised on a straight-line basis as expense	(588)
Less: low value leases recognised on a straight-line basis as expense	—

Lease liabilities recognised as at 1 January 2019	133,107

As at 1 January 2019
RMB'000
Analysed into:
Current lease liabilities	24,329
Non-current lease liabilities	108,778

133,107

        The associated right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the unaudited interim condensed consolidated balance sheet.

        The change in accounting policy affected the following items on the unaudited interim condensed consolidated balance sheet on 1 January 2019:

        a.     Lease liabilities increased by approximately RMB133,107,000

        b.     Other receivables decreased by approximately RMB4,821,000

        c.     Right-of-use assets increased by approximately RMB137,928,000

        Right-of-use assets mainly represent hospitals and office premises leased by the Group.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3 Accounting policies (Continued)

        The following new standards and amendments to standards have been issued but are not effective for the financial year beginning 1 January 2020 and have not been early adopted by the Group:

Effective for annual periods beginning on or after
IFRS 3	Definition of business	1 January 2020
Amendment to IAS 1 and IAS 8	Definition of Material	1 January 2020
Conceptual Framework for Financial Reporting 2018	Revised Conceptual Framework for Financial Reporting	1 January 2020
IFRS 17	Insurance contracts	1 January 2021
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

        The directors of the Company are in the process of assessing the financial impact of the adoption of the above new standards and amendments to standards. The directors of the Company will adopt the new standards and amendments to standards when they become effective.

4 Estimates

        The preparation of unaudited interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

        In preparing the unaudited interim condensed consolidated financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the years ended 31 December 2017 and 2018.

5 Financial risk management

5.1 Financial risk factors

        The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

        The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the audited financial statements, and should be read in conjunction with the Group's audited financial statements as at 31 December 2017 and 2018.

        There have been no changes in the risk management policies since financial year end.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.2 Liquidity risk

        As a result of adoption of IFRS 16, the Group recognised lease liabilities of RMB211,436,000 as at 30 June 2019. The table below analyses the Group's lease liabilities into relevant maturity grouping based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

As at 30 June 2019
RMB'000 (Unaudited)
Less than 1 year	49,765
Between 1 and 5 years	147,078
More than 5 years	56,018

252,861

        Except for the above, compared to financial year ended 31 December 2018, there was no material change in the contractual undiscounted cash outflows for financial liabilities.

5.3 Capital risk management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

        In order to maintain or adjust the capital structure, the Group may adjust the dividend payments to shareholders, return capital to shareholders, issue new shares or to obtain external borrowings.

        Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (include current and non-current borrowings, convertible note, exchangeable note liabilities and Series A Preferred Shares as shown in the consolidated balance sheets) less cash and cash equivalents.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6 Fair value estimation

        The following table presents the Group's financial liabilities that are measured at fair value as at 31 December 2018 and 30 June 2019.

	Level 1	Level 2	Level 3	Total
	RMB'000	RMB'000	RMB'000	RMB'000
As at 31 December 2018
Liabilities
Financial liabilities at fair value through profit or loss
— Series A Preferred Shares (Note 23)	—	—	476,112	476,112
— Convertible note (Note 23)	—	—	70,598	70,598
— Exchangeable note liabilities (Note 23)	—	—	185,745	185,745
— Derivative financial instrument	—	—	301	301

	—	—	732,756	732,756

As at 30 June 2019 (Unaudited)
Liabilities
Financial liabilities at fair value through profit or loss
— Series A Preferred Shares (Note 23)	—	—	433,056	433,056
— Convertible note (Note 23)	—	—	75,956	75,956
— Exchangeable note liabilities (Note 23)	—	—	169,552	169,552
— Derivative financial instrument	—	—	315	315

	—	—	678,879	678,879

        The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

        If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

        There were no significant transfers of financial assets between level 1, level 2 and level 3 fair value hierarchy classifications.

7 Revenue

	Six months ended 30 June
	2018	2019
	RMB'000 (Unaudited)	RMB'000 (Unaudited)
Non-surgical aesthetic medical services	169,887	201,140
Surgical aesthetic medical services	138,343	157,524
General healthcare services and other aesthetic medical services	48,079	34,410

	356,309	393,074

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8 Expenses by nature

	Six months ended 30 June
	2018	2019
	RMB'000 (Unaudited)	RMB'000 (Unaudited)
Employee benefit expenses (Note i)	93,226	104,795
Advertising and marketing expenses	112,250	116,546
Cost of inventories and consumables	53,740	48,169
Operating lease rental expenses	21,184	1,554
Amortisation and depreciation	16,305	40,155
Utilities and office expenses	23,891	21,639
Travelling and entertainment expenses	7,613	7,413
Bank charges	2,206	2,112
Professional fees	3,777	2,355
Other expenses	2,534	13,396

	336,726	358,134

Note i:
Share-based compensation expenses of RMB6,281,000 in the current period (six months ended 30 June 2018: Nil) were included in employee benefit expenses.

9 Finance income and costs

	Six months ended 30 June
	2018	2019
	RMB'000 (Unaudited)	RMB'000 (Unaudited)
Finance costs
Interest expense on bank borrowings	(2,001)	(3,110)
Interest expense on other borrowings	—	(405)
Interest expense on convertible note	(2,185)	(2,370)
Interest expense on lease liabilities	—	(6,365)

	(4,186)	(12,250)

Finance income
Interest income on short-term bank deposits	161	213

Finance costs—net	(4,025)	(12,037)

10 Income tax expense

        Income tax expense is recognised based on management's estimate of the weighted average effective annual income tax rate expected for the full financial year.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11 Earnings per share

(a)   Basic earnings per share

        Basic earnings per share ("EPS") is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

(b)   Diluted earnings per share

        Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

        For the period ended 30 June 2018 and 2019, the Company has three categories of dilutive securities: Series A Preferred Shares, convertible note and exchangeable note liabilities. These dilutive securities are assumed to have been converted into ordinary shares, and the net profit is adjusted to eliminate the fair value gain or loss of these dilutive potential ordinary shares less related income tax effect.

        The following table sets forth the computation of basic and diluted profit per share:

	Six months ended 30 June
	2018	2019
	RMB'000 (Note i) (Unaudited)	RMB'000 (Note i) (Unaudited)
Numerator:
Profit attributable to owners of the Company—basic	16,135	79,053
Reversal of fair value gain of:
—Series A Preferred Shares	—	(43,056)
—Convertible note	—	—
—Exchangeable note liabilities	—	(16,193)
Reversal of interest expense on convertible note	—	—

Profit attributable to owners of the Company—diluted	16,135	19,804
Shares (denominator):
Weighted average number of shares—basic	41,000,000	41,798,219
Conversion of Series A Preferred Shares	15,600,000	15,600,000
Conversion of exchangeable note	—	5,976,960
Cancellation of ordinary shares due to conversion of exchangeable note	—	(5,976,960)
Conversion of convertible note	—	—

Weighted average number of shares—diluted	56,600,000	57,398,219
Earnings per share—basic (RMB)	0.39	1.89

Earnings per share—diluted (RMB)	0.29	0.35

Note
i:   The conversion of convertible note would be anti-dilutive and therefore, related changes in fair value and interest expense are not included in the computation of diluted earnings per share.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11 Earnings per share (Continued)

(c)   Pro forma earnings per share

        The following table sets forth the computation of unaudited pro forma basic and diluted earnings per share for the six months ended 30 June 2019 as if the Series A Preferred Shares had been converted into ordinary shares at the beginning of the period:

Six months ended 30 June 2019
RMB'000 (Note i) (Unaudited)
Numerator:
Profit attributable to owners of the Company	79,053
Reversal of fair value gain of:
—Series A Preferred Shares	(43,056)

Profit attributable to owner of the Company—basic	35,997
Reversal of fair value gain of:
—Exchangeable note liabilities	(16,193)
—Convertible note	—
Reversal of interest expense on convertible note	—

Profit attributable to owner of the Company—diluted	19,804
Shares (denominator):
Weighted average number of shares	41,798,219
Pro forma effect of:
—Series A Preferred Shares	15,600,000

Weighted average number of shares—basic	57,398,219
Conversion of exchangeable note	5,976,960
Cancellation of ordinary shares due to conversion of exchangeable note	(5,976,960)
Conversion of convertible note	—

Weighted average number of shares—diluted	57,398,219
Pro forma earnings per share—basic (RMB)	0.63

Pro forma earnings per share—diluted (RMB)	0.35

Note
i:   The conversion of convertible note would be anti-dilutive and therefore, related changes in fair value and interest expense are not included in the computation of pro forma diluted earnings per share.

12 Dividends

        No dividend has been paid or declared by the Company for the six months ended 30 June 2019 (Prior period: Nil).

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Property, plant and equipment

	Buildings	Leasehold improvements	Machinery and equipment	Office equipment, furniture fixtures and motor vehicles	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 31 December 2018
Cost	2,528	234,420	162,636	33,575	433,159
Accumulated depreciation	(1,440)	(85,386)	(91,900)	(19,405)	(198,131)

Net book amount	1,088	149,034	70,736	14,170	235,028

Six months ended 30 June 2018 (Unaudited)
At 1 January 2018
Opening net book amount	1,208	120,597	73,800	14,681	210,286
Additions	—	5,017	5,746	1,463	12,226
Written-off	—	—	(6)	(29)	(35)
Business combination	—	5,261	738	367	6,366
Disposal of subsidiaries	—	(891)	(1,040)	(342)	(2,273)
Depreciation charges	(60)	(6,198)	(6,345)	(1,402)	(14,005)

Closing net book amount at 30 June 2018	1,148	123,786	72,893	14,738	212,565

At 30 June 2018
Cost	2,528	202,915	159,811	32,904	398,158
Accumulated depreciation	(1,380)	(79,129)	(86,918)	(18,166)	(185,593)

Net book amount	1,148	123,786	72,893	14,738	212,565

	Buildings	Leasehold improvements	Machinery and equipment	Office equipment, furniture fixtures and motor vehicles	Right of use assets	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Six months ended 30 June 2019 (Unaudited)
At 1 January 2019
Opening net book amount	1,088	149,034	70,736	14,170	137,928	372,956
Additions	18,420	32,506	8,983	2,635	69,764	132,308
Written-off	—	—	(1,175)	(105)	—	(1,280)
Business combination (Note 24)	—	14,291	3,185	1,427	29,502	48,405
Disposal of subsidiaries (Note 25)	—	(6,224)	(1,223)	(119)	(10,165)	(17,731)
Depreciation charges	(60)	(6,748)	(6,535)	(1,784)	(22,281)	(37,408)

Closing net book amount at 30 June 2019	19,448	182,859	73,971	16,224	204,748	497,250

At 30 June 2019
Cost	20,948	273,919	166,652	37,072	228,522	727,113
Accumulated depreciation	(1,500)	(91,060)	(92,681)	(20,848)	(23,774)	(229,863)

Net book amount	19,448	182,859	73,971	16,224	204,748	497,250

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13 Property, plant and equipment (Continued)

        The net book amount of approximately RMB1,148,000 and RMB1,026,000 of the Group's property, plant and equipment were pledged as security for certain bank borrowings of the Group as at 30 June 2018 and 2019 respectively.

14 Investment properties

	As at 30 June 2018	As at 30 June 2019
	RMB'000 (Unaudited)	RMB'000 (Unaudited)
Cost
At 1 January	27,824	59,276
Additions	31,452	—

At 30 June	59,276	59,276
Accumulated depreciation
At 1 January	(9,668)	(12,108)
Charge for the year	(1,115)	(1,325)

At 30 June	(10,783)	(13,433)

Net book amount	48,493	45,843

        Investment properties with net book amount of approximately RMB45,843,000 (30 June 2018: RMB48,493,000) were pledged as security for certain bank borrowings of the Group at the reporting date.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15 Intangible assets

	Goodwill	Computer software	Medical licenses	Tradenames	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 31 December 2018
Cost	58,372	6,389	23,606	9,900	98,267
Accumulated amortisation	(3,893)	(2,764)	(23,427)	(471)	(30,555)

Net book amount	54,479	3,625	179	9,429	67,712

Six months ended 30 June 2018 (Unaudited)
Opening net book amount at 1 January 2018	50,564	649	1,820	8,770	61,803
Business combination	4,487	45	—	1,130	5,662
Disposal of subsidiaries	(572)	(19)	—	—	(591)
Amortisation	—	(140)	(821)	(224)	(1,185)

Closing net book amount at 30 June 2018	54,479	535	999	9,676	65,689

At 30 June 2018
Cost	54,479	3,121	23,364	9,900	90,864
Accumulated amortisation	—	(2,586)	(22,365)	(224)	(25,175)

Net book amount	54,479	535	999	9,676	65,689

Six months ended 30 June 2019 (Unaudited)
Opening net book amount at 1 January 2019	54,478	3,626	179	9,429	67,712
Additions	—	319	—	—	319
Business combination (Note 24)	61,534	—	—	43,470	105,004
Disposal of subsidiaries (Note 25)	(367)	(16)	—	—	(383)
Amortisation	—	(435)	(179)	(808)	(1,422)

Closing net book amount at 30 June 2019	115,645	3,494	—	52,091	171,230

At 30 June 2019
Cost	115,645	6,622	23,237	53,370	198,874
Accumulated amortisation	—	(3,128)	(23,237)	(1,279)	(27,644)

Net book amount	115,645	3,494	—	52,091	171,230

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16 Trade and other receivables, deposits and prepayments

	As at 31 December 2018	As at 30 June 2019
	RMB'000	RMB'000
		(Unaudited)
Trade receivables	10,760	27,764

Other receivables	31,492	3,404
Deposits	6,685	22,864
Prepayments	41,174	51,692
Deferred offering costs	11,415	14,503
Advances to employees	3,880	3,034

	94,646	95,497
Less: Non-current portion
Prepayments and deposits	(5,166)	(19,708)

Current portion	89,480	75,789

17 Inventories

	As at 31 December 2018	As at 30 June 2019
	RMB'000	RMB'000
		(Unaudited)
Pharmaceuticals	1,968	3,281
Medical consumables	19,175	24,663

	21,143	27,944

18 Share capital

	Ordinary shares of US$0.001 each
	Number of shares	Nominal value	Nominal value
		US$'000	RMB'000
Authorised:
As at 1 January 2018, 30 June 2018, 1 January 2019 and 30 June 2019 (Unaudited)	121,983,052	122	802

Issued and paid:
As at 1 January 2019	41,798,219	42	265

Issuance of shares held as treasury shares (Note 20)	5,940,452	6	41
As at 30 June 2019	47,738,671	48	306

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19 Other reserves

	Capital reserve	Merger reserve	Statutory reserve	Share-based compensation reserve	Other reserve	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2018	35,609	(10,000)	33,104	67,960	(59,989)	66,684
Translation of foreign operations	—	—	—	—	135	135
Transfer to statutory reserve	—	—	1,317	—	—	1,317
Disposal of a subsidiary due to loss of control	—	—	(17)	—	—	(17)
Further acquisition of interests in a subsidiary	—	—	—	—	(2,250)	(2,250)
Partial disposal of interests in a subsidiary without loss of control	—	—	—	—	683	683

At 30 June 2018 (Unaudited)	35,609	(10,000)	34,404	67,960	(61,421)	66,552

At 1 January 2019	61,303	(10,000)	37,962	67,960	(61,980)	95,245
Translation of foreign operations	—	—	—	—	(89)	(89)
Transfer to statutory reserve	—	—	2,373	—	—	2,373
Further acquisition of interests in a subsidiary	—	—	—	—	(4,828)	(4,828)
Partial disposal of interests in a subsidiary without loss of control	—	—	—	—	653	653
Share-based payment reserves (Note 20)	—	—	—	6,281	—	6,281

At 30 June 2019 (Unaudited)	61,303	(10,000)	40,335	74,241	(66,244)	99,635

20 Share based compensation

        The Group has adopted a share-based compensation plan, namely the Aesthetic Medical International Holdings Group Limited Share Incentive Plan, (the "Share Incentive Plan"). The Share Incentive Plan was approved by the board of directors of the Company on 1 June 2019. In this connection, 5,940,452 ordinary shares of the Company have been issued on 1 June 2019 and were held as treasury shares of the Company as of 30 June 2019. These ordinary shares are reserved to be issued to any qualified employees, directors and consultants as determined by the board of directors of the Company under the Share Incentive Plan. The options will be exercisable only if option holders continue their employment before exercising the options. The maximum term of any issued stock option is ten years from the grant date.

        One-fourth (1/4) of granted options shall vest and become exercisable upon the first anniversary of the effective date of a registration statement covering any public offering of the Company's securities ("First Vesting Date"). The remaining 75% of the total number of ordinary shares subject to the option shall vest in 36 equal monthly installments, with the first installment vesting on the last day of the month following First Vesting Date and an additional installment vesting on the last day of each of the 35 months thereafter.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20 Share based compensation (Continued)

        The option holder may elect at any time to exercise any part or all of the vested options before the expiry date.

        Movements in the number of options for the period ended 31 December 2018 and 30 June 2019 are as follows:

	Number of options	Weighted-average exercise price	Weighted-average grant date fair value
		RMB	RMB
Outstanding as of 1 January 2018, 30 June 2018, 31 December 2018, 1 January 2019 and 1 June 2019	—	—	—
Granted as of 1 June 2019	5,814,952	0.007	30.91

Outstanding as of 30 June 2019	5,814,952	0.007	30.91

        The fair value of share options were valued using Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

Six-month period ended 30 June 2019
Risk free interest rate	2.26%
Expected dividend yield	0
Expected volatility	57.87%
Exercise multiples	2.2 ~ 2.8
Contractual life	10

        Share options outstanding as of 30 June 2019 have the following expiry date and exercise prices:

Grant date	Expiry date	Exercise price		Share options 30 June 2019
1 June 2019	31 May 2029	US$	0.001	5,814,952

Weighted average remaining contractual life of options outstanding at end of period:				9.92

        Share-based compensation expenses of RMB6,281,000 has been charged to the unaudited interim condensed consolidated statements of comprehensive income in the current period.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21 Trade and accruals, other payables and provisions

	As at 31 December 2018	As at 30 June 2019
	RMB'000	RMB'000 (Unaudited)
Trade payables	14,356	17,962
Accrued employee benefits	14,873	14,765
Accrued operating expenses	6,053	1,441
Accrued professional service fees	12,276	13,792
Deposits received	2,277	2,147
Duty and tax payable other than corporate income tax	5,615	6,091
Other payables to suppliers of plant and equipment	9,164	5,224
Others	7,734	7,307

	72,348	68,729

22 Borrowings

	As at 31 December 2018	As at 30 June 2019
	RMB'000	RMB'000 (Unaudited)
Non-current
Bank borrowings
—secured	19,876	17,829
Other borrowings
—secured	—	12,667

	19,876	30,496
Current
Bank borrowings
—secured	77,130	89,622
Other borrowings
—secured	—	15,783
	77,130	105,405

	97,006	135,901

        The carrying amounts of borrowings approximate their fair values and are denominated in RMB.

        The effective interest rates on the borrowings from banks was 6.05% as at 30 June 2019 (31 December 2018: 6.67%).

        Bank borrowings are secured by the following:

  (i)
  property, plant and equipment and investment properties of the Group (Note 13 and Note 14);

  (ii)
  personal properties provided by Dr. Zhou Pengwu and Ms. Ding Wenting (Note 27(d));

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22 Borrowings (Continued)

  (iii)
  personal guarantee provided by Dr. Zhou Pengwu and Ms. Ding Wenting(Note 27(d)); and

  (iv)
  corporate guarantee provided by a related company controlled by Dr. Zhou Pengwu (Note 27(d)).

23 Convertible redeemable preferred shares, convertible note and exchangeable note liabilities

        The movement of the convertible financial instruments including are set out as below:

	Convertible redeemable preferred shares	Convertible note	Exchangeable note liabilities
	RMB'000	RMB'000	RMB'000
For the period ended 30 June 2018
At 1 January 2018	249,864	61,446	128,820
Change in fair value	—	—	—

At 30 June 2018 (Unaudited)	249,864	61,446	128,820

Fair value change for the period included in statement of comprehensive income for liabilities held at the period end	—	—	—

For the period ended 30 June 2019
At 1 January 2019	476,112	70,598	185,745
Change in fair value	(43,056)	5,358	(16,193)

At 30 June 2019 (Unaudited)	433,056	75,956	169,552

Fair value change for the period included in statement of comprehensive income for liabilities held at the period end	(43,056)	5,358	(16,193)

24 Business combination

(a)
Jinan Pengai Medical Aesthetic Clinic Co., Ltd.

        In January 2017, the Group disposed of its entire 95% equity interest in Jinan Pengai Medical Aesthetic Clinic Co., Ltd. ("Jinan Pengai") to an independent third party (the "Buyer") at a consideration of RMB13,450,000. As of 31 December 2018, the consideration receivable balance in relation to the disposal was RMB13,450,000.

        In January 2019, after due negotiation about the settlement of the consideration receivable between the Group and the Buyer, the Group entered into an agreement with the Buyer to acquire back the 95% equity interest in Jinan Pengai at a consideration of RMB13,450,000.

        As a result of the acquisition, the Group is expected to increase its presence in Jinan. The goodwill of approximately RMB9,048,000 arising from the acquisition is attributable to synergies expected to be generated from the acquisition. None of the goodwill recognised is expected to be deductible for income tax purpose.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24 Business combination (Continued)

        The following table summarises the consideration paid for Jinan Pengai.

RMB'000 (Unaudited)
Purchase consideration
Settlement of receivable due from the Buyer	13,450
Settlement of pre-existing balance with Jinan Pengai	1,190

Total purchase consideration	14,640

        The assets and liabilities recognised as a result of the acquisition are as follows:

RMB'000 (Unaudited)
Cash and cash equivalents	66
Trade receivables and other receivables	1,638
Inventories	367
Properties, plant and equipment	5,324
Intangible assets	4,630
Trade payables and other payables	(1,544)
Lease liabilities	(3,331)
Deferred tax liabilities	(1,054)
Non-controlling interest	(305)

Net identifiable assets acquired	5,791
Add: goodwill (Note 15)	8,849

Net assets acquired	14,640

        An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB'000 (Unaudited)
Cash paid	—
Cash and cash equivalents	66

Net inflow of cash and cash equivalents included in cash flows from investing activities	66

        Acquisition-related costs have been charged to general and administrative expenses in unaudited interim condensed consolidated statement of comprehensive income for the six months ended 30 June 2019.

        For the six months ended 30 June 2019, the revenue included in unaudited interim condensed consolidated statement of comprehensive income since 1 January 2019 contributed by Jinan Pengai was approximately RMB6,229,000. Jinan Pengai also contributed loss of approximately RMB312,000 over the same period.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24 Business combination (Continued)

(b)
Shenzhen Pengai Yueji Medical Aesthetic Clinic Co. Ltd

        In March 2019, the Group acquired an additional 30% equity interest of Shenzhen Pengai Yueji Medical Aesthetic Clinic Co., Ltd. ("Shenzhen Yueji") at a consideration of RMB30,000,000. This resulted in an increase of the Company's equity interest of Shenzhen Yueji from 30% to 60%. Shenzhen Yueji became a subsidiary of the Company since then.

        The following table summarises the consideration for this transaction.

RMB'000 (Unaudited)
Total consideration
Fair value of the previously held equity interest in Shenzhen Yueji at the acquisition date	30,000
Cash consideration	30,000
Settlement of pre-existing balance with Shenzhen Yueji	19,442

79,442

        The assets and liabilities recognised as a result of the acquisition are as follows:

RMB'000 (Unaudited)
Cash and cash equivalents	1,054
Trade and other receivables	8,056
Inventories	1,966
Property, plant and equipment	43,081
Intangible assets	38,840
Trade payables and other payables	(10,491)
Borrowings	(3,400)
Lease liabilities	(26,057)
Income tax payable	(131)
Deferred tax liabilities	(8,323)
Non-controlling interest	(17,838)

Net identifiable assets acquired	26,757
Add: goodwill (Note 15)	52,685

Net assets acquired	79,442

        An analysis of net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB'000 (Unaudited)
Cash paid	(30,000)
Cash and cash equivalents	1,054

Net outflow of cash and cash equivalents included in cash flows from investing activities	(28,946)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24 Business combination (Continued)

        Acquisition-related costs have been charged to general and administrative expenses in unaudited interim condensed consolidated statement of comprehensive income for the six months ended 30 June 2019.

        For the six months ended 30 June 2019, the revenue included in unaudited interim condensed consolidated statement of comprehensive income since 1 April 2019 contributed by Shenzhen Yueji was approximately RMB17,878,161. Shenzhen Yueji also contributed profit of approximately RMB5,534,000 over the same period.

        The following table set out the pro-forma revenue and profit after tax of the Group had the acquisition taken place from 1 January 2019:

Six months ended 30 June 2019
RMB'000 (Unaudited)
Pro forma consolidated statement of comprehensive income:
Revenue	419,480
Profit after tax	26,876

25 Disposals of subsidiaries

  (a)
  Yantai Pengai Aesthetic Medical Hospital Co., Ltd. ("Yantai Pengai")

        In January 2019, the Group disposed of its entire equity interest in Yantai Pengai to an individual third party. Details of the net assets of Yantai Pengai disposed of and their financial impacts are summarised as follows:

RMB'000
(Unaudited)
Net assets disposed of:
Property, plant and equipment	10,540
Goodwill	367
Inventories	157
Trade and other receivables	5,891
Cash and cash equivalents	241
Income tax payable	(271)
Trade payables and other payables	(1,834)
Accruals, other payables and provisions	(4,683)
Contract liabilities	(133)
Lease liabilities	(8,079)
Non-controlling interests	(609)

Net assets of subsidiary	1,587
Gain on disposal of subsidiary	3,301

Cash consideration	4,888

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25 Disposals of subsidiaries (Continued)

        An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Yantai Pengai is as follows:

RMB'000
(Unaudited)
Cash received	3,160
Cash and cash equivalents disposed of	(241)

Net cash inflow in respect of disposal of Yantai Pengai	2,919

        As at 30 June 2019, the consideration receivable balance in relation to the disposal of Yantai Pengai is approximately RMB728,000 (Unaudited).

  (b)
  Baotou Pengai Yueji Medical Aesthetic Clinic Co., Ltd. ("Baotou Pengai")

        In May 2019, the Group disposed of its 5% equity interest of Baotou Pengai to an individual third party. As a result, the equity interest of Baotou Pengai held by the Group was decreased from 51% to 46% and the Group lost the control. Details of the net assets of Baotou Pengai disposed of and their financial impacts are summarised as follows:

RMB'000
(Unaudited)
Net assets disposed of:
Property, plant and equipment	7,191
Intangible assets	16
Deferred tax assets	182
Inventory	236
Other receivables	682
Current income tax recoverable	14
Cash and cash equivalents	1,465
Trade and other payables	(5,560)
Contract liabilities	(17)
Lease liabilities	(367)
Non-controlling interests	(1,932)

Net assets of subsidiary	1,910
Loss on disposal of subsidiary	(261)

1,649

Satisfied by:
Cash consideration	150
Fair value of the equity interest in an associate at the acquisition date	1,499

Total consideration	1,649

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25 Disposals of subsidiaries (Continued)

        An analysis of the net outflow of cash and cash equivalents in respect of the disposal of the Baotou Pengai is as follows:

2019
RMB'000 (Unaudited)
Cash received	—
Cash and cash equivalents disposed of	(1,465)

Net cash outflow in respect of disposal of Baotou Pengai	(1,465)

        As at 30 June 2019, the consideration receivable balance in relation to the disposal of Baotou Pengai is approximately RMB150,000 (unaudited).

26 Commitments and contingencies

  (a)
  Capital commitments

	As at 31 December 2018	As at 30 June 2019
	RMB'000	RMB'000 (Unaudited)
Contracted but not provided for
—Property, plant and equipment	106	—
—Intangible assets	—	13

	106	13

  (b)
  Contingencies

        Certain subsidiaries of the Company have been named as defendants in several litigations in the PRC. The maximum amount of the damages claimed by the plaintiffs amounted to an aggregate of approximately RMB2,600,000. The Group believes these claims are without merits and will defend vigorously. The Group considers that the likelihood of an unfavorable outcome is not probable and no accrual has been recorded by the Group as of 30 June 2019 in respect of these claims.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Related party transactions

        Apart from those disclosed elsewhere in the unaudited interim condensed consolidated financial statements, the following significant transactions and balances were carried out with related companies:

  (a)
  Transactions with related parties

	Six months ended 30 June 2018	Six months ended 30 June 2019
	RMB'000 (Unaudited)	RMB'000 (Unaudited)
Rental expenses, depreciation and interest expense (Note i)
—A related company	970	1,147
—Non-controlling interests	710	1,055
Acquisition of additional interest in subsidiaries
—A director	6,250	—
License income from an associate
—An associate	1,133	—
Service fee expenses
—A related company	2,500	2,500
Interest expense from convertible note
—A shareholder	2,114	2,370

Note i:

The amounts represented rental expenses for the six months ended 30 June 2018. As the Group applied IFRS 16 since 1 January 2019, such transactions have been classified and presented as depreciation of the right-of-use assets and interest expense accrued over the lease liabilities for the six months ended 30 June 2019.

        The above transactions were conducted at prices and terms mutually agreed between the parties involved.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Related party transactions (Continued)

  (b)
  Balances with related parties

	As at 31 December 2018	As at 30 June 2019
	RMB'000	RMB'000 (Unaudited)
Current (Note i)
Amounts due from related parties
Amounts due from related companies	18,070	427
Amounts due from directors	24,777	—
Amounts due from non-controlling interests	12,507	2,724

	55,354	3,151

Amounts due to related parties
Amounts due to related companies	14	644
Amounts due to non-controlling interests	204	74

	218	718

Note i:    Balances due from/to related parties are unsecured, interest free, repayable on demand and are denominated in RMB. Their carrying values approximate to their fair values.

  (c)
  Key management compensation

        Key management includes directors and senior managements. The compensation paid or payable to key management for employee services is shown below:

	Six months ended
	30 June 2018	30 June 2019
	RMB'000 (Unaudited)	RMB'000 (Unaudited)
Basic salaries and bonus	9,041	9,446
Pension costs—defined contribution plans	110	122

	9,151	9,568

  (d)
  Personal guarantees from Dr. Zhou Pengwu and Ms. Ding Wenting and corporate guarantee from a related company controlled by Dr. Zhou Pengwu

	Six months ended
	30 June 2018	30 June 2019
	RMB'000 (Unaudited)	RMB'000 (Unaudited)
Bank borrowings of the Group secured by personal guarantees from Dr. Zhou Pengwu and Ms. Ding Wenting and corporate guarantee from a related company	26,009	21,917

Through and including                (25 days after the commencement of this offering), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Aesthetic Medical International Holdings Group Limited

American depositary shares

Representing                ordinary shares

Cantor	Haitong International

Part II
Information not required in prospectus

Item 6.    Indemnification of directors and officers

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

        The post-offering amended and restated articles of association that we expect to adopt to become effective immediately upon completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, costs, charges, expenses, losses, and damages incurred or sustained by such indemnified person, other than by reason of such person's own dishonesty, or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, which is to include without prejudice to the generality of the foregoing, any costs, expenses, losses or damages incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

        The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent sales of unregistered securities

        In the three years preceding the filing of this registration statement, we have issued and sold the following securities that were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, Regulation D under the Securities Act, Rule 701 under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. No underwriters were used in the below issuances.

  1.
  On December 8, 2016, we issued a convertible note at principal amount of US$8.7 million (equivalent to RMB60.2 million) to Peak Asia Investment Holdings V Limited.

  2.
  On December 8, 2016, certain companies of our founders, being Pengai Hospital Management Corporation, Seefar Global holdings Limited and Jubilee Set Investments Limited issued exchangeable notes at principal amounts of US$1.3 million, US$6.4 million and US$6.2 million, respectively, or an aggregate of US$13.9 million, to Peak Asia Investment Holdings V Limited. At any time or before the maturity dates of the exchangeable notes, Peak Asia Investment Holdings V Limited has the right to require the exchangeable notes issuers to exchange the exchangeable notes, in whole, but not in part, for our series B preferred shares at any time.

  3.
  On September 20, 2018, we entered into an investment agreement with Wise Sunny Limited, or the Wise Sunny Investment Agreement, pursuant to which we issued 408,778 ordinary shares to SCI Aesthetic Holding Co., Ltd., a wholly-owned subsidiary of Wise Sunny Limited, for total proceeds of RMB13.0 million (US$1.9 million).

  4.
  Pursuant to the Wise Sunny Investment Agreement and its supplemental agreements dated November 1, November 15, and December 31, 2018, we issued to SCI Aesthetic Holding Co., Ltd. 175,094 ordinary shares and 214,347 ordinary shares for total considerations of US$802,900 and RMB6.8 million (US$1.0 million), respectively.

  5.
  On June 1, 2019, we issued 5,940,452 ordinary shares to Shengli Family Limited at par value.

  6.
  We have granted options to purchase our ordinary shares to certain of our directors, executive officers, employees and other eligible awardees of our Share Incentive Plan as described in "Management—Share Incentive Plan." As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options is 5,814,952.

Item 8.    Exhibits and financial statement schedules

(a)   Exhibits

        See Exhibit Index beginning on page II-3 of this registration statement.

        All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 9.    Undertakings

        The undersigned Registrant hereby undertakes:

  (1)
  That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (4)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Exhibit index

Exhibit number		Exhibit title
1.1	*	Form of Underwriting Agreement
3.1	†	Amended and Restated Memorandum and Articles of Association of the registrant, as currently in effect
3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the registrant, to be effective immediately upon completion of this offering
4.1	*	Form of Deposit Agreement between the registrant, the depositary and owners and holders of the ADSs
4.2	*	Form of registrant's Specimen American Depositary Receipt (included in Exhibit 4.1)
4.3	*	Registrant's Specimen Certificate for its Ordinary Shares
4.4	*	Amended and Restated Shareholder and Note Holder Agreement between the registrant and other parties named therein dated December 31, 2018
4.5	*	Form of convertible note dated December 8, 2016 between the registrant and Peak Asia Investment Holdings V Limited
5.1	*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered
8.1	*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	*	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)
8.3	*	Opinion of O'Melveny & Myers regarding certain US tax matters
10.1	*	Non-Employee Director Compensation Policy
10.2	*	Form of Indemnification Agreement between the registrant and each directors and officer
10.3	*	Form of Employment Agreement between the registrant and each officer
10.4	†	English translation of real estate lease agreement dated February 28, 2017 by and between Shenzhen Pengcheng Hospital Co., Ltd. and Zhang Zhongzhe
10.5	†	English translation of real estate lease agreement dated February 28, 2017 by and between Shenzhen Pengcheng Hospital Co., Ltd. and Zhong Gui
10.6	†	English translation of real estate lease agreement dated March 28, 2015 by and between Shenzhen Pengai Aesthetic Medical Hospital Co., Ltd. and Feng Lijie
10.7	†	English translation of supplemental real estate lease agreement dated May 9, 2017 by and between Shenzhen Pengai Aesthetic Medical Hospital Co., Ltd. and Feng Lijie
21.1	*	Subsidiaries of the registrant
23.1	*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
23.2	*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3	*	Consent of Han Kun Law Offices (included in Exhibit 99.2)
23.4	*	Consent of O'Melveny & Myers (included in Exhibit 8.3)
23.5	*	Consent of Frost & Sullivan
23.6	*	Consent of Xue Hongwei

Exhibit number		Exhibit title
23.7	*	Consent of Lu Feng
23.8	*	Consent of Tsang Eric Chi Wai
24.1	*	Power of Attorney (included on signature page)
99.1	*	Code of Business Conduct and Ethics of the registrant
99.2	*	Opinion of Han Kun Law Offices regarding certain PRC law matters

*
To be filed by amendment.

†
Previously filed.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of         , China on                          .

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED
By:
	Name:	Dr. Zhou Pengwu
	Title:	Chairman and Chief Executive Officer

        Power of attorney KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned directors and officers of Aesthetic Medical International Holdings Group Limited whose signature appears below hereby constitutes and appoints each of                  and            , as true and lawful attorneys-in-fact for the undersigned, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead of the undersigned, in any and all capacities, to sign the name of each of the undersigned in the capacities indicated below to the registration statement on Form F-1, or the Registration Statement, and file with the Securities and Exchange Commission under the Securities Act of 1933 with respect to such ordinary shares of the registrant, or Shares, the Registration Statement and any and all amendments (including post-effective amendments) and exhibits to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other instruments or documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby whether such amendments or supplements are filed before or after the effective date of such Registration Statement, granting unto said attorney-in-fact, and each of them, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Shares, and each of the undersigned hereby ratifies and confirms all that said attorney-in-fact, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name: Dr. Zhou Pengwu	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
Name: Wu Guanhua	Chief Financial Officer (Principal Financial and Accounting Officer)

Signature	Title	Date

Name: Ding Wengting	Vice-chairwoman
Name: Hu Qing	Director
Name: Zhou Yitao	Director
Name: Wei Zhinan	Director
Name: Yan Hongfei	Director
Name: Zhang Jianbin	Director

Signature of authorized representative in the United States

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Aesthetic Medical International Holdings Group Limited, has signed this registration statement or amendment thereto in                  on            .

Puglisi & Associates (Authorized U.S. Representative)
By:
Name:
Title: